Strategy in Action

2012 Scotiabank Annual Report

“We help customers become financially better off in a changing world.”

Scotiabank serves more than 19 million customers in over 55 countries.

Contents
1	Message from CEO Rick Waugh	9	Board of Directors	101	Consolidated Financial Statements
7	Executive Management team	10	MD&A at a glance and message from CFO Sean D. McGuckin	Scotiabank Bright Future (see inside back cover)
8	Message from Chairman of the Board John T. Mayberry	12	Management’s Discussion and Analysis

Fiscal 2012 measures Return on equity 19.7% Earnings per share (diluted) $5.22	Business lines % of 2012 net income (millions)* * % of 2012 net income, excluding the Other segment.
Tier 1 capital ratio 13.6% Productivity ratio 52.0%

Scotiabank’s Annual Report Online Go online for a more detailed breakdown of this report, including video messages and customer stories.

www.scotiabank.com/annualreport2012

Business lines % of 2012 net income (millions)*

Canadian Banking $1,938

International Banking $1,734

31%

27%

Global Wealth Management $1,170

%

Global Banking and Markets $1,492

24%

18

* % of 2012 net income, excluding the Other segment.

Financial highlights

(As at and for the fiscal years ended October 31)

2012(1)

2011(1)

Operating results ($ millions)

Net income

6,466

5,330

Operating performance

Diluted earnings per share ($)

5.22

4.53

Return on equity (%)(2)

19.7

20.3

Productivity ratio (%) (TEB(2))

52.0

53.9

Balance sheet information ($ millions)

Total assets

668,044

594,423

Capital measures(1)

Tier 1 capital ratio (%)

13.6

12.2

Tangible common equity to risk-weighted assets(2) (%)

11.3

9.6

Common share information

Annual shareholder return (%)

7.6%

(0.4)%

10-year compound annual return (%)

13.0%

13.1%

20-year compound annual return (%)

15.6%

16.6%

Market capitalization ($ millions)

64,252

57,204

Dividends per share ($)

2.19

2.05

Dividend yield (%)(3)

4.2

3.7

Book value per common share ($)

29.76

24.20

Price to earnings multiple

10.2

11.3

(1) Amounts for 2012 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.

(2) Non-GAAP measures. Refer to non-GAAP measures on page 17.

(3) Based on the average of the high and low common share price for the year.

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Serving customers and managing risk

are at the heart of our business.”

– Rick Waugh, Chief Executive Officer

Guided by our strong values and risk management culture, Scotiabank focuses on maintaining the trust and confidence of customers, while helping them become financially better off.

Rick Waugh, CEO

Scotiabank achieved record results in 2012.	Dear Fellow Shareholders,
Total net income $6,466 Million Up 21% from 2011 (including real estate gains)

I’m pleased to report that in 2012, Scotiabank achieved record results, earning $6.5 billion in net income, meeting or exceeding all financial and operational objectives. In each quarter of 2012 we achieved consistent results and had good performances from all four business lines, including strong organic growth and increasing contributions from recent acquisitions. We have produced record results eight of the last 10 years, including the last three in a row – tangible evidence of the sustainability of our business model.

Together, our four strong and diverse platforms provide stability and lower risk. This has consistently proven to be very beneficial throughout the continuing volatile and uncertain global economic conditions.

These results continue to demonstrate that we have the right strategy and we are executing it well. Scotiabank achieved the highest five-year average return on equity of our peers, and consistently produced superior long-term total shareholder returns, including a compound annual return of 13.0% over 10 years and 15.6% over 20 years.

As a result of our ongoing strength, we increased our quarterly dividend twice in 2012, while continuing to retain substantial earnings to finance growth initiatives.

Challenging environment

Our results this year once again demonstrate Scotiabank’s ability to earn through a prolonged period of slower economic growth as well as a more prescribed and rapidly changing regulatory environment. We are managing the Bank and our risk profile with the view that these conditions will persist for the foreseeable future.

In this environment, it’s more important than ever that we earn and maintain the trust of our customers, and work with them to grow and become financially better off. Customers must be able to trust that their money will be protected and that all payments can be made with confidence.

Banking has a critical role to play in putting customers’ deposits back to work in the financial system, providing loans and financial solutions that help drive economic growth, innovation and job creation. In this role, at Scotiabank we are committed to being a strong and stable presence, and making positive contributions to the economies and communities where we operate. In 2012, Scotiabank was named Global Bank of the Year by The Banker magazine, a Financial Times publication, and we were also recognized in seven other categories including Bank of the

For more information about Scotiabank’s performance, please see MD&A at a glance on page 10.

Scotiabank Annual Report 2012  1

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Scotiabank helped me achieve my retirement goals.” – Daryl Forbes, Island Tractor

Go to media.scotiabank.com/business for customer stories on how Scotiabank helps safeguard family finances and the future.

Year in Canada and the Americas. In addition, Scotiabank was again recognized by Global Finance magazine as among the 50 safest banks in the world.

Strong foundation

2012 marks the 180th year of Scotiabank’s operations. Our Bank has always been a customer-focused organization since it was first founded to help customers involved in the trade of fish, rum and lumber out of Halifax, Nova Scotia. We have meaningful, long-term relationships with our customers and we understand that we rely upon one another to succeed.

We are a proudly Canadian bank, and benefit from all the strengths of the Canadian banking system, which is one of the soundest in the world, based on principles rather than rules, with sound supervision and government policies. To balance our strong base in Canada, we have built a firm foothold in high-growth emerging markets, an approach that provides both stability and excellent growth opportunities in the short and long term.

We have diversified into new businesses and new markets by growing organically and making selective, highly disciplined acquisitions that align with our diversification strategy and ensure the creation of shareholder value.

For more than 120 years, we’ve approached international markets by starting small, learning each market and building our investment over time, working with local people and developing local networks. We still use this approach today. In just the past decade, we have expanded our international presence significantly while also growing in Canada, in total welcoming more than 30,000 new employees and nine million new customers.

Our strength and stability has allowed us to grow our business at a time when many banks are retrenching, and in fact since 2007 we have made about 30 acquisitions worth more than $14 billion, many of them purchased from banks pulling out of a business or market. Scotiabank continued to make key strategic investments in 2012, including the announcement of our purchase of ING DIRECT Canada, the largest acquisition in our history. We completed this transaction in November just after fiscal year end.

In ING we saw a tremendous opportunity that includes an excellent team, strong brand recognition and a clear customer value proposition. It will continue to operate separately as a standalone platform, and it allows us to further diversify, adding a channel that offers attractively priced, highly competitive products to customers who do not seek the added services and relationship of a traditional bank. An acquisition of this scale also balances the recent growth we’ve undertaken outside Canada.

This year we also made one of our largest-ever international acquisitions by purchasing a 51% stake in Colombia’s fifth-largest bank, Banco Colpatria. This gives Scotiabank a solid footing in Colombia’s fast growing economy, while further extending our unparalleled presence amongst our peers in the key Latin American markets of Peru, Chile, Mexico and Brazil.

On the wholesale side, we built upon our leading niche expertise in energy financing with the acquisition of U.S. energy firm Howard Weil, which grows our product footprint and increases our dedicated equity sales, trading and research capabilities in the U.S.

Unique culture and approach

In my more than 40 years with the Bank, I’ve travelled extensively and had the opportunity to meet people from organizations all over the world. This has given me a great appreciation for the unique culture we enjoy at Scotiabank.

It begins with strong values, which are clearly displayed across our organization and guide everything we do.

Ours is a culture of strong discipline resulting in good business judgment, including strengths in cost control, risk management and leadership – all of which reflect the sense of responsibility we have to our customers, shareholders, communities and each other.

At the same time, Scotiabankers are enthusiastic, we have a strong sense of extended family and we are committed to something bigger than ourselves. We embrace a culture of inclusion because we know that diverse views and perspectives lead to more innovative ideas and solutions.

We bring to new markets our strong culture and best practices from our Canadian home base and across our diverse footprint, and I am proud that we have earned the reputation of a trusted partner in international markets with an excellent record of contributing to development goals and economic growth.

While we continue to look for opportunities to acquire good strategic assets, I believe

2  2012 Scotiabank Annual Report

Scotiabank is a leading multinational financial services provider and Canada’s most international bank. Through our team of more than 81,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal, commercial, corporate and investment banking to over 19 million customers in more than 55 countries.

we have an excellent business mix and a tremendous team in place. Our focus right now is on incorporating all of the pieces we have, strengthening how we work together as an organization and aligning our diverse operations to best serve customers. We have put a strong emphasis on collaboration across the organization, to provide a seamless experience to customers from anywhere in the world using the full resources of our diverse businesses.

Clear strategy

We are continuing to execute our five-point strategy, which is clear and easy to understand, and has proven to be effective. We have kept it consistent, with very few changes over the past several years.

Aligned to our strategy is a proven, straightforward business model that’s anchored in diversification. Our four business lines each contribute approximately 20 to 30% of earnings, with about half coming from Canada and half internationally. We aim for about 70% of our business to be traditional personal and commercial banking and up to 30% wholesale.

The customer is front and centre in Scotiabank’s strategy, with all business lines and corporate functions aligning toward a common purpose: To be the best at helping customers become financially better off. That keeps our whole organization focused on what’s most important.

We have the vision, momentum and strategic positioning across geographies and markets that allow us to identify and execute on growth opportunities. Our strategy and business model will continue to guide us in everything we do.

Scotiabank’s Five-Point Strategy
1	Sustainable and profitable revenue growth Collaborating across business lines and geographies provides the best possible solutions for customers.
2	Capital and balance sheet management Scotiabank is strong and secure, and continues to support growth through active capital, liquidity and funding management.
3	Leadership Attracting the broadest possible spectrum of talent is a priority. Diversity generates more innovative thinking, better decision-making and stronger business results.
4	Prudent risk management and appetite Balancing expectations for growth and performance against acceptable levels of risk in every part of the organization.
5	Efficiency and expense management Operating efficiently is in Scotiabank’s DNA – it is a core strength and a competitive advantage.

1 Sustainable & Profitable Revenue Growth

2 Capital & Balance Sheet Management

3 Leadership

4 Prudent Risk Management & Appetite

5 Efficiency & Expense Management

Scotiabank’s core purpose is:

To be the best at helping customers become financially better off.

Scotiabank Annual Report 2012  3

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

As a multinational company ourselves, we have found that Scotiabank is well positioned to understand and meet our needs.”

– Gianfranco Trufello, Arauco

Go to media.scotiabank.com/geography for customer stories on how Scotiabank helped clients around the world seize opportunities, unlock value and achieve their financial goals.

Sustainable and profitable revenue growth

The record revenue we earned in 2012 is a clear indicator that our primary focus on achieving sustainable and profitable revenue growth is working very well. This result was achieved in part by the progress we have made in the key growth areas of payments, deposits and our wealth management business – all based upon our solid foundation of good risk and expense management. We will continue our focus on growing revenue by building longer and deeper relationships with customers and strengthening collaboration across the organization to meet their unique needs.

Capital and balance sheet management

Dynamic and effective capital management remains a top priority for Scotiabank. Strong capital is critical to ensuring that we have the flexibility to support our business line strategies and to grow our operations, which in turn enhances returns to shareholders.

We are committed to maintaining a solid capital base to support the risks associated with our diversified business, and in 2012 we continued to grow our strong capital position. Our balance sheet is in very good shape and we are fully compliant and fully transitioned to Basel III capital requirements.

We continued to generate strong internal capital in all four quarters, and our cost of funding was favourable for both debt and equity. In fiscal 2012 we issued almost $4 billion of common shares at two times our book value to fund our various acquisitions.

Leadership

We continue to place emphasis on developing strong leadership at Scotiabank, and I believe that our appointment of Brian Porter as President is an excellent example of the depth and breadth of the entire leadership team. Brian exemplifies the qualities we work to develop in Scotiabank’s leaders: well-rounded with deep experience in multiple business lines and a global mindset. Brian brings a tremendous wealth of knowledge from more than 30 years of diverse experience at Scotiabank, and a deep understanding of our Bank’s culture. He is highly respected by all stakeholders, and I have every confidence that he will do an excellent job in this role.

The identification and development of talent will continue to be a core area of focus as we support and develop our global talent pool to drive Scotiabank’s long-term success. We strive to be an employer of choice to attract and retain the best talent, and in 2012 we were recognized by the Great Place to Work Institute as one of the Best Places to Work in Canada, Mexico, Peru, Puerto Rico, the Dominican Republic, El Salvador, Panama, Costa Rica and Guatemala.

Prudent risk management and appetite

Risk management is a traditional strength of our Bank that we have focused on since our founding, and once again in 2012 it underpinned our performance. Our strength in this area is critical to our long term viability and it remains a very important part of our culture, particularly in international markets. Our entire organization is geared to manage risk well – from our structure to our values.

Our approach to risk management starts with our clearly defined risk appetite framework, which ensures that risks are measured and balanced against expected returns. We continue to improve our risk management infrastructure by making significant and long-term investments in technology and data management processes, and we recently implemented enhancements to frameworks for counterparty credit risk, operational risk management and enterprise-wide stress testing.

Our processes are constantly evolving, as are the risks themselves. We expect the unexpected and adjust and adapt to manage new risks as they surface.

Culture of collaboration Taking full advantage of business opportunities, synergies, best practices and a global talent pool.

4  2012 Scotiabank Annual Report

Integrity We interact with others ethically and honourably. Respect We empathize and fully consider the diverse needs of others. Commitment We are committed to helping customers succeed. Insight We use a high level of knowledge to proactively respond with the right solutions. Spirit We enrich our work environment with teamwork, contagious enthusiasm and a “can-do” attitude.

Efficiency and expense management

It’s our belief that success in an unstable and slower economic climate will be achieved by organizations that best manage expenses. Scotiabank has been very successful in embedding a culture of cost discipline across our organization and it is a competitive advantage for us. We have consistently demonstrated leadership in cost control among our peers over the long term, and in 2012 we again achieved the strongest productivity ratio of all Canadian banks. We also had positive operating leverage this year, growing revenues in excess of the rate of expense growth.

Our culture of expense management also means employing a highly disciplined and selective investment strategy to grow our business in a prudent manner. Our ability to control costs effectively has been a critical component of our stability over the long term and particularly in the past several years of economic and market turmoil. Our shareholders expect it of us, and it will continue to be an important priority as we go forward in this environment.

Scotiabank is the first Canadian-based bank to be named 2012 Global Bank of the Year by The Banker magazine.

Corporate Social Responsibility (CSR)

We believe business has a responsibility to operate ethically and with integrity for the benefit of all stakeholders, and we understand that there are deep connections between successful businesses and vibrant communities.

Through Scotiabank Bright Future, our global philanthropic and employee volunteer program, we continue to support initiatives in each of our markets that address the needs of local communities at a grassroots level.

We are also conscious of the critical role we play in contributing to social goals as we conduct the business of banking. In 2012 we continued to work closely with Aboriginal communities in Canada to support entrepreneurship, engage youth and help build local businesses. We also facilitate financial inclusion among underserved populations through our micro- and consumer finance businesses, particularly in Latin America, where this year we created a centralized regional hub for this segment in Peru – a great example of the way we deploy international best practices to better serve all customers.

The Bank’s CSR strategy is built on a solid foundation of these priority areas:

Corporate Governance

The Board of Directors is ultimately accountable for the Bank’s actions and results.

Customers

Scotiabank’s core purpose is to help customers become financially better off.

Employees

Scotiabank aims to provide a place for talented employees to thrive.

Environment

Scotiabank measures and reports on environmental impacts.

Communities

Through the Scotiabank Bright Future program, the Bank contributes to communities and causes around the globe.

Scotiabank Annual Report 2012  5

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Scotiabank has a good understanding of the needs of our business.”

– Debby Farnell-Rudolph, Farnell Packaging Limited

Go to media.scotiabank.com/business for customer stories about how Scotiabank helped people and institutions around the world reach their goals.

Looking ahead with

confidence

The challenging environment that we have been experiencing in the financial services sector and the global economy will continue in the year ahead. It is more important than ever that we stay focused on our customers, continue to earn their trust and help them become financially better off.

Scotiabank has done this for 180 years through crises and downturns, earning a reputation as one of the safest financial institutions in the world, based on a culture of strong values and proven strength in fundamental areas of risk management and cost control.

Our performance in 2012 again demonstrates that we have been able to grow in a safe and prudent manner, while providing our shareholders with strong, sustainable returns and a dividend that’s well protected and growing.

As we continue to align our global efforts and build on the changes we have put in place, our Bank is positioned very well for long-term growth with a diverse footprint, a proven strategy and a tremendous team of Scotiabankers to execute it. Thank you to our employees, shareholders and customers for your continued loyalty and faith in Scotiabank.

2012 Performance

vs Objectives

(2012 performance excluding 2012 real estate gains is reflected in parentheses)

Return on equity

19.7% (17.6%)

Target: 15-18%

Tier 1 capital ratio

13.6%

Target: maintain

sound capital ratios

Earnings per share

growth (diluted)

22.2%* (8.0%)

Target: 5-10%*

Productivity ratio

52.0% (54.3%)

Target: less than 58%

* Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Scotiabank’s 2013

Objectives

Financial • Return on equity of 15-18% • Earnings per share (diluted) of 5-10%† • Maintain strong capital ratios

Customer • High levels of customer satisfaction and loyalty • Deeper relationships with customers

People • High levels of employee engagement • Enhanced diversity of workforce • Advancement of women • Collaboration • Leadership development

Operational

•    Productivity ratio of less than 56%

•    Strong practices in corporate governance and compliance processes

•    Efficiency and expense management

•    Commitment to corporate social responsibility

†  Excluding $708 million or 61 cents per share related to real estate gains in 2012.

6  2012 Scotiabank Annual Report

SCOTIABANK EXECUTIVE MANAGEMENT TEAM*

Rick Waugh*	Brian J. Porter*	Sarabjit (Sabi) S. Marwah

Chief Executive Officer

Rick has led Scotiabank for the past nine years, guiding the Bank through a period of strong performance and consistent growth, and overseeing its evolution into a truly multinational financial institution.

Rick has served in the Bank’s treasury, corporate, international and retail banking areas since joining Scotiabank 42 years ago as a branch employee.

President

Brian oversees the Bank’s four business lines and their execution of the Bank’s strategy.

Brian has served in the Bank’s Global Banking and Markets, Global Risk Management, Group Treasury, and International Banking areas since joining the Bank more than 30 years ago.

Vice Chairman & Chief Operating Officer

Sabi is responsible for the Bank’s corporate financial and administrative functions, and is actively involved in developing the Bank’s strategic plans and priorities.

Since joining Scotiabank as a financial analyst 33 years ago, Sabi has held progressively more senior roles within the Finance department.

GROUP HEADS

Sylvia D. Chrominska

Group Head, Global Human Resources & Communications

Sylvia has global responsibility for Scotiabank’s human resources, corporate communications, government relations, public policy and corporate social responsibility.

J. Michael Durland

Group Head and Co-Chief Executive Officer, Global Banking and Markets

Mike shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide, with specific responsibility for the Global Capital Markets business.

Christopher J. Hodgson

Group Head, Global Wealth Management

Chris oversees all aspects of Global Wealth Management, insurance and Global Transaction Banking.

Dieter W. Jentsch*

Group Head, International Banking

Dieter oversees all of the Bank’s personal, small business and commercial banking operations outside Canada.

Stephen D. McDonald

Group Head and Co-Chief Executive Officer, Global Banking and Markets

Steve shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide. He is also responsible for Global Banking and Markets’ global corporate and investment banking activities.

Robert H. Pitfield

Group Head & Chief Risk Officer

Rob is responsible for enterprise-wide risk management, including credit, market and operational risk.

Anatol von Hahn

Group Head, Canadian Banking

Anatol is responsible for all retail, small business and commercial banking operations in Canada.

CORPORATE FUNCTIONS

Deborah M. Alexander

Executive Vice President, General Counsel & Secretary

Deborah oversees the Bank’s legal and corporate secretary functions.

Sue Graham Parker*

Executive Vice President, Global Human Resources

Sue is responsible for Scotiabank’s Global Employment Strategies, Total Rewards and Human Resources Systems Solutions.

Stephen P. Hart

Executive Vice President, Chief Credit Officer

Stephen oversees the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Global Banking and Markets.

Jeffrey C. Heath

Executive Vice President & Group Treasurer

Jeff is responsible for managing Scotiabank’s global treasury and investment operations, including medium-term and capital funding, asset/liability management, and public and private investment portfolios.

Sean D. McGuckin

Executive Vice President & Chief Financial Officer

Sean oversees the Finance Department, including investor relations, taxation and strategic sourcing.

Kim B. McKenzie

Executive Vice President, Information Technology & Solutions

Kim is responsible for providing information technology services across Scotiabank.

Luc A. Vanneste

Executive Vice President, Enterprise Effectiveness

Luc is responsible for enhancing enterprise-wide effectiveness as the Bank aligns its global priorities and strategies with its approach to evolving regulatory, compliance and governance trends.

CANADIAN BANKING

Robin S. Hibberd

Executive Vice President, Retail Products & Services, Canadian Banking

Robin is responsible for the Bank’s Canadian retail asset, deposit and payments businesses, as well as automotive finance and the enterprise data warehouse and analytics.

James McPhedran*

Executive Vice President, Retail Distribution, Canadian Banking

James is responsible for the Bank’s Canadian retail and small business customer distribution channels.

GLOBAL WEALTH MANAGEMENT

Alberta G. Cefis

Executive Vice President & Head, Global Transaction Banking

Alberta is leading the evolution of cash management, payments, business deposits, electronic banking, trade finance and correspondent banking services, offering integrated solutions for business and financial institutions customers worldwide.

Barbara Mason

Executive Vice President, Global Wealth Management

Barb is responsible for the profitable growth and development of Scotiabank’s wealth management businesses, including asset management and distribution channels, in Canada and globally.

INTERNATIONAL BANKING

Wendy Hannam

Executive Vice President, Sales & Service, Products & Marketing, International Banking

Wendy is responsible for international retail banking, including strategy, channel optimization, sales and service design and execution, marketing, and product and risk management.

Marianne Hasold-Schilter

Executive Vice President & Chief Administrative Officer, International Banking

Marianne is responsible for finance, operations, mergers and acquisitions integrations, and joint oversight of systems for International Banking.

Troy Wright

Executive Vice President and President & CEO of Grupo Financiero Scotiabank Mexico

Based in Mexico, Troy is responsible for the operations of Scotiabank’s Mexican subsidiary, which employs 11,000 people across 700 branches.

GLOBAL BANKING AND MARKETS

Anne Marie O’Donovan

Executive Vice President & Chief Administration Officer, Global Banking and Markets

Anne Marie is responsible for the global operations, technology, regulatory and governance functions for Global Banking and Markets.

*as at Nov. 1, 2012.

Scotiabank Annual Report 2012  7

A MESSAGE FROM CHAIRMAN OF THE BOARD JOHN T. MAYBERRY

Scotiabank continues to deliver strong, sustainable results for shareholders, customers, employees and the communities where we do business.	Dear Shareholders,

At a time when global uncertainty continues to challenge financial institutions, Scotiabank achieved strong results for shareholders, customers, employees, and the communities we serve. This solid performance and the stability of our earnings continue to make Scotiabank a great place to invest, with 10 and 20-year total shareholder returns that outperform the majority of our competitors time and time again.

Our diversification-based strategy continues to evolve, and has resulted in sustained growth and continuous improvement in each of our four business lines. Behind our success is a great team of people – now 81,000 strong, in more than 55 countries. They are guided by shared values, focused on working together to build deep, long-term relationships with customers to help them become financially better off. And they are led by a talented, experienced senior management team.

There were also changes to the Board this year: we welcomed Susan Segal in 2011, and her appointment was confirmed by shareholders at the annual meeting in April 2012. Also at that meeting, the Honourable Michael Kirby retired after serving the Board and the Bank for 12 years. We thank Michael for his many invaluable contributions to Scotiabank’s success. We were also saddened by the passing of our colleague in Mexico, Alexis Rovzar de la Torre, in January 2012. Alexis was a lawyer who joined the Board in 2005, and we are grateful that he shared his expertise and provided sound guidance to us.

Scotiabank’s long-term success is built on a firm foundation of excellence in corporate governance, including a well-developed culture of prudent risk management, accountability and integrity.

Our culture has been a key source of ongoing strength and stability during these turbulent times. Protecting, maintaining and reinforcing this culture is a shared responsibility, and one that everyone at Scotiabank takes seriously. This responsibility starts at the top, with the Board of Directors and the Bank’s leaders setting the tone, and extends to every Scotiabank employee.

On behalf of the Board, I would like to thank our Chief Executive Officer, Rick Waugh, and the Executive Management team for their continued strong leadership. I would also like to thank our global community of Scotiabankers for their dedication to their customers and colleagues, and for representing Scotiabank so well in the many communities they serve. We are confident they will continue to do so for many years to come.

Solid foundation of accountability, openness and integrity.”

During the year, the Board of Directors made several key appointments to further strengthen the team, provide development opportunities, and ensure continuity of Scotiabank’s leadership – in particular, the recent appointment of Brian Porter as President. Brian has more than 30 years of experience in wholesale, international personal and commercial banking, and global risk management at Scotiabank – including five years as Chief Risk Officer. The Board is very confident his appointment positions Scotiabank well to enjoy continued success and build on the straightforward and proven business model that has worked so well for us.

8  2012 Scotiabank Annual Report

BOARD OF DIRECTORS

Board of directors reporting structure

1. John T. Mayberry, C.M.

Mr. Mayberry is Chairman of the Board of the Bank. He has been a Scotiabank director since March 29, 1994.

2. N. Ashleigh Everett

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.

3. John C. Kerr, C.M., O.B.C., LL.D.

Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.

4. Thomas C. O’Neill

Mr. O’Neill is a corporate director. He has been a Scotiabank director since May 26, 2008.

5. Allan C. Shaw, C.M., LL.D.

Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited. He has been a Scotiabank director since September 30, 1986.

6. Ronald A. Brenneman

Mr. Brenneman is a corporate director. He has been a Scotiabank director since March 28, 2000.

7. C.J. Chen

Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, a Singapore law firm. He has been a Scotiabank director since October 30, 1990.

8. David A. Dodge, O.C.

Mr. Dodge is a senior advisor to Bennett Jones LLP, and most recently served as Governor of the Bank of Canada from 2001 to 2008. He has been a Scotiabank director since April 8, 2010.

9. Indira V. Samarasekera, O.C., Ph.D.

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.

10. Susan L. Segal

Ms. Segal is President and Chief Executive Officer of the Americas Society and Council of the Americas. She has been a Scotiabank director since December 2, 2011.

11. Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999.

12. Barbara S. Thomas

Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.

13. Rick Waugh*

Mr. Waugh is Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003.

For more information:

Please visit scotiabank.com in the About Scotiabank section for detailed reports on the following:

•    Statement of Disclosure Policy and Practices and Mandate of Disclosure Committee.

•    Director Independence Standards.

•    Members, committees, charters and mandates of the Board of Directors.

•    Director Compensation.

•    Biographies of our Executive Management team.

•    Corporate Social Responsibility Report.

•    Notice of Annual Meeting of Shareholders and Management Proxy Circular, which includes information on each of the directors, Board committees and our corporate governance practices.

•    The webcast of the annual meeting, archived annual meetings and annual reports.

•    Guidelines for Business Conduct.

*as at Nov. 1, 2012.

GLOBAL RISK

APPOINT

MANAGEMENT

SHAREHOLDERS

SHAREHOLDERS’

REPORT

ELECT

AUDITORS

REPORT

EXECUTIVE &

RISK COMMITTEE

CORPORATE GOVERNANCE

APPOINT BOARD OF

APPOINT

AUDIT & CONDUCT

& PENSION COMMITTEE

DIRECTORS

REVIEW COMMITTEE

HUMAN RESOURCES

COMMITTEE

REPORT

APPOINT

APPOINT

FINANCE

GROUP INTERNAL

INDEPENDENT ADVISOR

MANAGEMENT

DEPARTMENT COMPLIANCE AUDIT

Scotiabank’s Annual Report Online

More information on these topics can be found online in the Corporate Governance section: www.scotiabank.com/annualreport2012

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Scotiabank Annual Report 2012 9

A MESSAGE FROM EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER SEAN D. MCGUCKIN

MD&A at a glance	Sean D. McGuckin Executive Vice President and Chief Financial Officer

Fellow Shareholders,

I am pleased to introduce Management’s Discussion and Analysis (MD&A) for the 2012 fiscal year. Scotiabank delivered strong results with record net income of $6.5 billion in an environment of moderate to slow global economic growth. Diluted earnings per share (EPS) were $5.22, up 15.2% from 2011 and return on equity at 19.7% remained strong. Even adjusting for real estate gains in 2012 and non-recurring acquisition gains in 2011, the Bank produced diluted EPS growth of 8.0% and a ROE of 17.6%. We met or exceeded all financial and operational objectives and continued consistent dividend payments to shareholders, with $2.19 per share for fiscal 2012, up 6.8% from last year, including increasing the quarterly dividend twice during 2012.

Each of Scotiabank’s four business lines and corporate functions contributed to this year’s successful financial performance. An ongoing strategy of diversification, selective acquisitions and organic growth in existing businesses continued to support sustainable and profitable revenue growth this year.

We generated record total revenues of $19.7 billion, up 13.6% from last year including the impact of real estate gains of $838 million. Growth was evident across all core categories – net interest income, net fee and commission revenue and other operating income – from both existing businesses and acquisitions. These acquisitions and ongoing investment in expansion initiatives also contributed to an increase in operating expenses year over year. However, our longstanding focus on prudent expense management resulted in revenues that grew faster than expenses producing positive operating leverage in 2012. The Bank’s credit portfolios are performing in line with our risk tolerances, notwithstanding an increase in provisions for credit losses this year. The increase in provisions year over year mainly reflects an increase in the collective allowance on performing loans of $100 million in light of weakening economic forecasts and continuing global uncertainty.

Scotiabank is committed to maintaining a solid capital base to support the risks associated with our diversified business, and in 2012 we continued to grow our strong capital position. Our Tangible Common Equity ratio was a very strong 11.3%, reflecting the benefit of $3.5 billion of internally-generated capital as well as more than $3 billion of common shares issued through two public offerings to fund acquisitions. Our Basel II Tier 1 capital ratio was 13.6%, well above the regulatory minimum and strong by international standards. Our Basel III common equity ratio, on a fully implemented basis, was 8.6% (or 7.7% adjusting for the impact of the ING DIRECT Canada acquisition, which closed on November 15, 2012).

We continued to take advantage of strategic acquisition opportunities in 2012. We closed the transaction to purchase 51% of Banco Colpatria in Colombia in January and it is already providing a strong contribution to year-over-year earnings growth in International Banking. We also announced the acquisition of ING DIRECT Canada in the fourth quarter. This acquisition solidifies Scotiabank as Canada’s third-largest retail bank based on assets and personal deposits and provides an excellent opportunity to continue to grow and diversify our business and funding base.

Scotiabank has a proven, straightforward business model that is anchored in diversity. Our diversification creates stability and lower risk. We continue to grow in Canada, coupled with a focus on high growth, emerging markets. Our track record speaks for itself with consistent results leading to compound annual shareholder returns of 13.0% over 10 years and 15.6% over 20 years.

The MD&A outlines our 2012 performance in much greater detail and provides our outlook for 2013.

10  2012 Scotiabank Annual Report

Scotiabank had strong overall results this year with record net income and revenues, and very good contributions from each of our four business lines.

2012 Revenue and net income by business line ($ millions)

Canadian Banking

26%

74%

Retail & Small Business Banking

Commercial Banking

$1,938

$1,670 in 2011

16% increase from last year

International Banking

10.6%

60.1%

29.3%

Caribbean and Central America

Latin America

Asia

$1,734

$1,467 in 2011

18% increase from last year

Global Wealth Management

16%

84%

Wealth Management

Insurance

$1,170

$1,255 in 2011

7% decrease from last year (Due mainly to acquisition-related gains in 2011)

Global Banking and Markets

45%

55%

Global Capital Markets

Global Corporate and Investment Banking

$1,492

$1,258 in 2011

19% increase from last year

Earnings per share*

(diluted)

6 5 4 3 2

p. 15

$5.22

02 04 06 08 10 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Return on equity*

24 20 16 12

p.15

19.7%

02 04 06 08 10 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Tangible common equity

% as at October 31

12 10 8 6 4 2

p. 35

08 09 10 11 12

All amounts 2011 and prior are under C GAAP.

Credit losses*

provisions against impaired loans as a % of average loans & acceptances

0.9 0.6 0.3

p. 25

0.32

08 09 10 11 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Productivity*

operating expenses as a % of revenue (TEB)

62 58 54

p. 22

08 09 10 11 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Dividend growth

dollars per share

3 2 1

p. 35

02 04 06 08 10 12

Senior debt credit ratings

Agency Rating Outlook

S&P AA- Negative(1)

Moody’s Aa1 Negative(1)

Fitch AA- Stable

DBRS AA Stable

Total shareholder return (TSR) as at October 31, 2012

Time Period TSR

5 year 4.6%

10 year 13.0%

15 year 12.4%

20 year 15.6%

Other information as at October 31, 2012

Total assets $668.0 billion

Loans $364.8 billion

Deposits $463.6 billion

Branches and offices(2) 3,123

ABMs 7,728

(1) These rating agencies are currently reviewing the broader Canadian banking industry, due mostly to macro economic considerations.

(2) Excludes affiliates

Scotiabank Annual Report 2012  11

Management’s Discussion and Analysis

Table of Contents

13	Forward-looking statements
14	Financial highlights

Overview
15	Financial results
15	Outlook
16	Shareholder returns
17	Impact of foreign currency translation
17	Impact of acquisitions
17	Non-GAAP measures

Group Financial Performance
18	Total revenue
18	Net interest income
20	Net fee and commission revenues
21	Other operating income
22	Operating expenses
23	Provision for income taxes
23	Credit quality
28	Fourth quarter review
29	Summary of quarterly results
30	Financial Results Review – 2011 vs 2010 (CGAAP)

Group Financial Condition
33	Statement of financial position
34	Capital management
39	Off-balance sheet arrangements
41	Financial instruments
42	Selected credit instruments

Business Lines
44	Overview
46	Canadian Banking
48	International Banking
50	Global Wealth Management
52	Global Banking and Markets
54	Other

Risk Management
55	Overview
58	Credit risk
62	Market risk
66	Liquidity risk
68	Operational risk
69	Reputational risk
70	Environmental risk
70	Insurance risk
71	Strategic risk

Controls and Accounting Policies
72	Controls and procedures
72	Critical accounting estimates
76	Transition to International Financial Reporting Standards (IFRS)
78	Future accounting developments
78	Regulatory developments
78	Related party transactions

Supplementary Data
80	Geographic information
82	Credit risk
87	Revenues and expenses
89	Selected quarterly information
90	Eleven-year statistical review

12      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the MD&A.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 7, 2012

Scotiabank Annual Report  2012      13

MANAGEMENT’S DISCUSSION AND ANALYSIS

T1 Financial Highlights

	IFRS		CGAAP

As at and for the years ended October 31	2012(1)	2011(1)	2010		2009		2008
Operating results ($ millions)
Net interest income	10,003	9,014	8,621		8,328		7,574
Net interest income (TEB(2))	10,020	9,035	8,907		8,616		7,990
Non-interest revenue	9,698	8,296	6,884		6,129		4,302
Non-interest revenue (TEB(2))	9,969	8,562	6,884		6,129		4,302
Total revenue	19,701	17,310	15,505		14,457		11,876
Total revenue (TEB(2))	19,989	17,597	15,791		14,745		12,292
Provision for credit losses	1,252	1,076	1,239		1,744		630
Operating expenses	10,403	9,481	8,182		7,919		7,296
Provision for income taxes	1,580	1,423	1,745		1,133		691
Provision for income taxes (TEB(2))	1,868	1,710	2,031		1,421		1,107
Net income	6,466	5,330	4,339		3,661		3,259
Net income attributable to common shareholders	6,023	4,965	4,038		3,361		3,033
Operating performance
Basic earnings per share ($)	5.31	4.63	3.91		3.32		3.07
Diluted earnings per share ($)	5.22	4.53	3.91		3.31		3.05
Adjusted diluted earnings per share(2) ($)	5.33	4.62	3.97		3.37		3.11
Return on equity(2) (%)	19.7	20.3	18.3		16.7		16.7
Productivity ratio (%)(TEB(2))	52.0	53.9	51.8		53.7		59.4
Core banking margin (%)(TEB(2))	2.32	2.32	N/A	(3)	N/A	(3)	N/A	(3)
Banking margin on average total assets (%)(TEB(2))	2.10	2.11	N/A	(3)	N/A	(3)	N/A	(3)
Financial position information ($ millions)
Cash and deposits with banks	54,804	45,222	39,530		37,698		34,892
Trading assets	87,596	75,799	N/A	(3)	N/A	(3)	N/A	(3)
Loans	364,766	327,573	284,224		266,302		288,680
Total assets	668,044	594,423	526,657		496,516		507,625
Deposits	463,609	421,335	361,650		350,419		346,580
Common equity	35,252	26,356	23,656		21,062		18,782
Preferred shares	4,384	4,384	3,975		3,710		2,860
Assets under administration(2)	327,977	297,668	243,817		215,097		203,147
Assets under management(2)	114,694	102,733	53,532		46,304		40,460
Capital measures(1)
Tier 1 capital ratio (%)	13.6	12.2	11.8		10.7		9.3
Total capital ratio (%)	16.7	13.9	13.8		12.9		11.1
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6	9.7		8.3		6.6
Assets-to-capital multiple	15.0	16.6	17.0		16.6		18.0
Risk-weighted assets ($ millions)	253,309	233,970	215,034		221,656		250,591
Credit quality
Net impaired loans ($ millions)(4)	1,973	1,957	3,044		2,563		1,191
Allowance for credit losses ($ millions)	2,969	2,689	2,796		2,875		2,634
Net impaired loans as a % of loans and acceptances(4)	0.53	0.58	1.04		0.93		0.40
Provision for credit losses as a % of average loans and acceptances (annualized)	0.35	0.34	0.45		0.60		0.24
Common share information
Share price ($)
High	57.18	61.28	55.76		49.19		54.00
Low	47.54	49.00	44.12		23.99		35.25
Close	54.25	52.53	54.67		45.25		40.19
Shares outstanding (millions)
Average – Basic	1,133	1,072	1,032		1,013		987
Average – Diluted	1,160	1,108	1,034		1,016		993
End of period	1,184	1,089	1,043		1,025		992
Dividends per share ($)	2.19	2.05	1.96		1.96		1.92
Dividend yield (%)(5)	4.2	3.7	3.9		5.4		4.3
Market capitalization ($ millions)	64,252	57,204	57,016		46,379		39,865
Book value per common share ($)	29.76	24.20	22.68		20.55		18.94
Market value to book value multiple	1.8	2.2	2.4		2.2		2.1
Price to earnings multiple	10.2	11.3	14.0		13.6		13.1
Other information
Employees	81,497	75,362	70,772		67,802		69,049
Branches and offices	3,123	2,926	2,784		2,686		2,672
(1)	Amounts for 2012 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measures. Refer to non-GAAP measures on page 17.
(3)	N/A not applicable/not presented under CGAAP.
(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share price for the year.

14      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had record results in 2012 and met or exceeded all of its financial objectives. Net income was $6,466 million, $1,136 million or 21% higher than last year’s record results. Diluted earnings per share (EPS) were $5.22, up 15.2% from $4.53 in 2011. Return on equity was strong at 19.7%.

In 2012, the Bank recorded net gains on the sale of two real estate properties ($0.61 per share), while 2011 benefited from non-recurring acquisition gains ($0.26 per share). Adjusting for the impact of these items, EPS was $4.61 in 2012, an increase of 34 cents or 8% from a year earlier.

Total revenues rose 13.6% from the prior year to $19,989 million, on a taxable equivalent basis (TEB), including the impact of real estate gains of $838 million in the current year.

Net interest income (TEB) increased $985 million or 11% to $10,020 million, driven primarily by the contribution of acquisitions and growth in average core banking assets. The core banking margin was unchanged from the previous year.

Net fee and commission revenue was $6,274 million, up $547 million or 9.6% year over year. Acquisitions accounted for the majority of the increase. Banking revenue was up due to strong growth in cards revenues and deposit-based fees. Mutual fund revenues also grew year over year.

Other operating income (TEB) was $3,695 million an increase of $860 million or 30.3% from the prior year. The increase reflected the impact of the real estate gains and the gain on disposition of a non-strategic leasing business in the year. Partly offsetting was the acquisition-related gains of $286 million in 2011. The remaining growth was broad based, including stronger trading revenues.

The provision for credit losses rose $176 million to $1,252 million. This year included an increase in the collective allowance on performing loans of $100 million compared to a reduction of $60 million in the prior year.

Operating expenses increased $922 million or 9.7% to $10,403 million. Acquisitions accounted for $603 million of the increase. The remaining growth was driven by higher remuneration with salaries and benefits rising due to annual merit increases and ongoing growth initiatives. Higher premises costs resulted primarily from the sale of Scotia Plaza. Business and capital taxes grew due mainly to the issuance of shares and debentures during the year. The Bank’s continuing investment in expansion initiatives further contributed to the rise in expenses. For the year, the Bank generated positive operating leverage of 3.9%. Adjusted for the impact of real estate gains and last year’s acquisition-related gains, the operating leverage was positive 0.9%.

The overall tax rate declined 150bps to 19.6% from 21.1% in 2011. The decrease was due primarily to a reduction in statutory rates in Canada, reduced deferred tax adjustments and gains on sale of real estate assets taxed at a lower rate. Partly offsetting was a lower level of tax-exempt income and acquisition-related gains in 2011 that were not taxable.

The Tier 1 capital ratio of 13.6% and the total capital ratio of 16.7% remained well above the regulatory minimum and were strong by international standards.

Outlook

Global growth has moderated and will likely remain subdued in 2013 as governments in many debt-heavy developed nations impose additional austerity measures to rein in outsized deficits. Momentum in major emerging markets is moderating, but these markets remain the major drivers of global growth through next year and beyond. Robust domestic demand in these nations has helped to underpin world commodity markets and is becoming an important market opportunity for manufacturers and service industries around the globe.

The U.S. economy is benefiting from stronger consumer spending and the beginnings of a revival in the housing industry, and is expected to be supported by continued monetary stimulus. Canadian prospects will also benefit both from an improvement in U.S. domestic demand and generally buoyant markets for many commodities. In Canada, despite concerning growth in debt levels, the Bank’s customers and portfolios are in strong shape. The Bank expects softening house prices will result in a soft landing due to high equity values in homes and continued growth in the Canadian economy.

The Bank is well positioned to continue to deliver growth in all business lines. Earnings have remained resilient despite the moderated global economic growth. The Bank’s diversified platforms, sustainable revenues, high profitability, strong capital and its focus on adding new customers, particularly in the higher growth markets, should continue to support growth in 2013 and beyond.

C1 Earnings per share (diluted)*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

C2 Closing common share price

as at October 31

C3 Return on equity*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

Scotiabank Annual Report  2012      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

C4 Return to common shareholders

Share price appreciation plus dividends reinvested,

2002 = 100

Shareholder Returns

A recovering economy and a solid financial performance in 2012 generated positive total shareholder return of 7.6%, a substantial increase from negative 0.4% in 2011, as shown in Table 2.

The total compound annual shareholder return on the Bank’s shares over the past five years was 4.6% and 13.0% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index of negative 0.4% over the past five years and 9.8% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 6% increase effective in the second quarter and a further 4% effective in the fourth quarter. As a result, dividends per share totaled $2.19 for the year, up 6.8% from 2011. With a payout ratio of 41% for the year, or 47% excluding the real estate gains, the Bank was within its target payout ratio of 40-50%.

The Bank’s Return on Equity was 19.7% for fiscal 2012, a decrease from 20.3% in the previous year.

T2 Shareholder returns

For the years ended October 31	2012	2011	2010	2009	2008	2007
Closing market price per common share ($)	54.25	52.53	54.67	45.25	40.19	53.48
Dividends paid ($ per share)	2.19	2.05	1.96	1.96	1.92	1.74
Dividends paid (%)	4.2	3.7	4.3	4.9	3.6	3.5
Increase (decrease) in share price (%)	3.3	(3.9)	20.8	12.6	(24.9)	8.5
Total annual shareholder return (%)(1)	7.6	(0.4)	25.7	18.8	(21.6)	12.2

(1)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

T3 Impact of foreign currency translation

Average exchange rate	2012	2011
U.S. dollar/Canadian dollar	0.995	1.013

Impact on income ($ millions except EPS)	2012 vs. 2011	2011 vs. 2010
Net interest income	$7	$(138)
Non-interest revenues	(6)	(94)
Operating expenses	13	87
Other items (net of tax)	(7)	38
Net income	$7	$(107)
Earnings per share (diluted)	$0.01	$(0.10)
Impact by business line ($ millions)
Canadian Banking	$3	$(5)
International Banking	4	(53)
Global Wealth Management	3	(15)
Global Banking and Markets	(4)	(22)
Other	1	(12)
	$7	$(107)

T4 Impact of acquisitions(1)

($ millions)	2012	2011
Net interest income	$634	$43
Net fee and commission revenues	1,144	685
Other operating income	24	337 (2)
Operating expenses	(1,165)	(562)
Other items (net of tax)	(224)	(47)
Net income	$413	$456

(1)	Includes acquisitions made in 2011 and 2012, excluding funding costs.
(2)	Includes $286 million non-recurring acquisition-related gains.

16      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Impact of Foreign Currency Translation

The impact of foreign currency translation on the Bank’s earnings in 2012 was not significant. On average, the Canadian dollar depreciated 2% over the U.S. dollar and 6% against the Peruvian sol. However, the Canadian dollar strengthened against the Mexican peso, Euro, and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income, as shown in Table 3.

Impact of Acquisitions

The Bank made a number of acquisitions in 2011 and 2012, which contributed to growth mainly in International Banking, Global Wealth Management and Global Banking and Markets. The impact on selected income statement categories is shown in Table 4.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and for which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank’s

Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Banking margin on average total assets (TEB)

The banking margin represents net interest income (on a taxable equivalent basis) divided by average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

TEB Gross up

For the year ended October 31 ($ millions)	2012	2011
Net interest income	$17	$21
Other operating income	271	266
Total revenue and provision for income taxes	$288	$287

Scotiabank Annual Report  2012      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

C5 Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6 Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7 Average core banking assets and margin

TEB, $ millions

(1)	Refer to non-GAAP measures on page 17

C8 Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $19,989 million in 2012, an increase of $2,392 million or 14% from the prior year. Each of the three groups of revenue – net interest income, net fee and commission revenues and other operating income – grew substantially from 2011.

The increase in net interest income (TEB) of $985 million or 11% was due to growth in average core banking assets, including acquisitions, as the core banking margin was unchanged from the previous year. Net fee and commission revenue was $547 million or 10% higher than last year, the majority of which was attributable to the contribution of acquisitions. The remaining growth was spread throughout card revenues, deposit and payment services and wealth management fees. The increase in other operating income arose from the real estate gains in 2012, while 2011 benefitted from acquisition-related gains. Higher trading revenues and insurance underwriting income also contributed to the growth in revenues.

Canadian Banking revenues were up $296 million or 5% to $6,287 million, with increases in both net interest income and non-interest revenue. The increase in net interest income was entirely from a 7% increase in average earning assets as the margin narrowed year over year. Net fee and commission revenues were 4% higher, mainly from higher transaction-driven card revenues, deposit fees and bankers acceptance fees. The growth in other operating income was primarily from the gain on sale of a non-strategic leasing business.

In International Banking, revenues grew a substantial $1,109 million or 21% to $6,498 million, primarily from the impact of acquisitions. The impact of foreign exchange translation was negative $8 million. Net interest income was $889 million or 25% higher than the previous year, from a combination of a 17% growth in average earning assets and a wider margin. There was significant loan growth in Asia, Peru and Chile, in addition to the impact of the acquisitions. The wider margin was primarily from the acquisitions in Colombia and Uruguay as well as from improvements in Asia and Peru. Non-interest revenue grew $220 million or 12%, which is attributable to the acquisitions, along with higher amounts in Peru and Mexico. This growth was partly offset by the negative goodwill recognized on small acquisitions in Brazil and Chile in 2011.

Total revenues in Global Wealth Management were up $136 million or 4% to $3,573 million. Excluding the 2011 acquisition-related gains, total revenues grew $396 million or 12%. Net interest income rose $58 million as growth in earning assets offset a modest margin compression. Net fee and commission revenue was up $264 million or 12% from higher mutual fund fees mostly reflecting the full year impact of the DundeeWealth acquisition, and growth in personal and corporate trust fees. Other operating income rose year-over-year excluding the acquisition-related gain, primarily due to higher insurance revenues.

Global Banking and Markets revenues increased $442 million or 14% to $3,582 million. Net interest income increased 3% to $792 million as an increase in corporate loan volumes was partly offset by a narrower margin. Other operating income rose a substantial 31% from stronger trading revenues, particularly in the fixed income, equities, commodities and precious metals businesses.

Net Interest Income

Net interest income (TEB) was $10,020 million, an increase of $985 million or 11% from the prior year.

Average total earning assets grew by $60 billion or 12% to $580 billion, with growth in every major category. The growth was in business and government lending, $17 billion or 17%, securities purchased under resale agreements, $12 billion or 34%, residential mortgages, $12 billion or 8%, and deposits with banks, $11 billion or 21%.

Canadian Banking’s average earning assets grew by $14 billion or 7% to $220 billion, primarily in residential mortgages, consumer auto loans, and commercial lending.

International Banking’s average earning assets rose by $16 billion or 17%. Personal lending grew 18%, primarily from the acquisition of Banco Colpatria in Colombia and from strong growth in Latin America. Business and government lending grew 21% from acquisitions, as well as double digit growth in Chile, Peru and Asia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Global Wealth Management’s average earning assets were up $0.3 billion to $10 billion, primarily in personal lending.

Global Banking and Markets average earning assets grew by $22 billion, mainly from higher volumes of securities purchased under resale agreements and trading securities in global fixed income. Corporate lending volumes increased in the U.S., Europe and Canada.

The core banking margin was 2.32%, unchanged from the previous year. The positive impact of wider spreads in International Banking, was offset by growth in low spread deposits with banks and narrower spreads in Canadian Banking.

Canadian Banking’s margin fell due to lower spreads in the floating rate portfolio and on fixed rate deposits reflecting increased market competition.

International Banking’s margin widened from the positive impact of the acquisitions in Colombia and Uruguay, as well as wider spreads in Asia and Peru; partly offset by lower spreads in Mexico and Chile.

Global Wealth Management’s margin compressed modestly.

Global Banking and Markets margin fell during the year due to somewhat lower spreads in the U.S., lower loan origination fees and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Outlook

The Bank’s net interest income is expected to increase in 2013, mainly from moderate growth in core banking assets, as well as the full year impact of acquisitions made in 2012 and those closing in 2013. The low interest rate environment will continue to put modest downward pressure on the Bank’s core banking margin for the majority of 2013. This may partly be offset by the run-off of higher-cost long-term funding.

T5 Net interest income and core banking margin(1)

	2012			2011
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$659.5	10.0		$586.1	9.0
Less: total assets in Global Capital Markets(2)	183.8	–		160.0	–
Banking margin on average total assets	$475.7	10.0	2.10%	$426.1	9.0	2.11%
Less: non-earning assets and customer’s liability under acceptances	46.1			37.9
Core banking assets and margin	$429.6	10.0	2.32%	$388.2	9.0	2.32%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T6 Average balance sheet(1) and net interest income

	2012			2011

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$61.4	0.3	0.46%	$50.7	0.3	0.54%
Trading assets	90.8	0.1	0.15	86.2	0.1	0.16
Securities purchases under resale agreements	45.6	0.2	0.48	34.0	0.2	0.65
Investment securities	34.6	0.9	2.67	33.9	0.9	2.57
Loans:
Residential mortgages	167.9	6.5	3.86	156.2	6.4	4.10
Personal and credit cards	65.7	4.9	7.49	62.4	4.3	6.89
Business and government	116.9	4.3	3.59	99.8	3.7	3.68
Allowance for credit losses	(2.9)			(2.7)
Total loans	$347.6	15.6	4.49%	$315.5	14.4	4.56%
Total earning assets	580.0	17.2	2.96	520.3	15.9	3.05
Customer’s liability under acceptances	8.8			7.9
Other assets	70.7			57.9
Total assets	$659.5	17.2	2.60%	$586.1	15.9	2.71%
Liabilities and equity
Deposits:
Personal	$135.4	2.4	1.75%	$129.3	2.4	1.88%
Business and government	297.6	3.4	1.14	263.3	3.0	1.14
Banks	28.2	0.2	0.68	23.9	0.2	0.64
Total deposits	$461.2	6.0	1.29%	$416.5	5.6	1.34%
Obligations related to securities sold under repurchase agreements	54.5	0.3	0.48	37.3	0.4	0.95
Subordinated debentures	7.3	0.4	5.19	6.9	0.4	5.34
Capital instrument liabilities	1.8	0.1	7.30	2.1	0.1	6.61
Other interest-bearing liabilities	36.6	0.4	1.17	41.3	0.3	0.94
Total interest-bearing liabilities	$561.4	7.2	1.27%	$504.1	6.8	1.36%
Other liabilities including acceptances	61.5			51.7
Equity(3)	36.6			30.3
Total liabilities and equity	$659.5	7.2	1.08%	$586.1	6.8	1.17%
Net interest income		10.0			9.0
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011.

Scotiabank Annual Report  2012      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

T7 Net fee and commission revenues For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Fee and commission revenues
Banking
Card revenues	$768	$608	26%
Deposit and payment services
Deposit services	846	761	11
Other payment services	237	212	12
	$1,083	$973	11
Credit fees
Commitment and other credit fees	690	668	3
Acceptance fees	207	188	10
	$897	$856	5
Other	$467	$435	7
Total banking revenue	$3,215	$2,872	12%
Wealth management
Mutual funds	1,125	940	20
Brokerage fees	721	728	(1)
Investment management and trust services
Investment management and custody	141	133	7
Personal and corporate trust	183	162	12
	$324	$295	10
Total wealth management revenue	$2,170	$1,963	11%
Underwriting and other advisory fees	493	492	–
Non-trading foreign exchange fees	365	349	5
Other	293	267	10
Fee and commission revenues	$6,536	$5,943	10
Fee and commission expenses
Card expenses	189	153	23
Deposit and payment services expenses	68	52	30
Other expenses	5	11	(49)
	$262	$216	21
Net fee and commission revenues	$6,274	$5,727	10%

Net fee and commission revenues

Net fee and commission revenues were $6,274 million, an increase of $547 million or 10%, spread across several categories.

Card revenues grew $160 million or 26% to $768 million. Canadian Banking revenues rose 13%, the third consecutive year of double digit growth, mainly from higher transaction driven fees. Growth in International Banking was from a combination of the acquisitions in Colombia and Uruguay, as well as organic growth in the rest of Latin America.

Revenues from deposit services were $846 million, up $85 million or 11% over 2011. While most of the growth was from acquisitions in International Banking, revenues also grew significantly in Canadian Banking and Mexico. Revenues from other payment services were also up in Canadian Banking, as well as International, both in Peru and Colombia.

Credit fees were 5% higher than the prior year. Commitment and other credit fees grew mainly from acquisitions and in Peru. Acceptance fees were higher in both Canadian Banking and Global Banking and Markets. Within the other category, revenues were higher in both corporate lending and pension business in Colombia.

The increase in Mutual Fund fees of $185 million primarily reflected the full year impact of the DundeeWealth acquisition. Higher average assets under management in ScotiaFunds were the main contributor to the remaining increase. Brokerage fees were the only category to decline from the previous year, as a reduction in average commission per trade and lower trading volumes in the online brokerage business, more than offset higher revenues in the full service business. Investment management and custody fees increased 7% or $8 million to $141 million. Personal and corporate trust was $21 million higher, primarily from the acquisition in Colombia.

Underwriting and other advisory fees were relatively flat year over year at $493 million. Underwriting fees increased in fixed income but were offset by lower advisory fees earned by Scotia Waterous. Non trading foreign exchange fees were up 5% or $16 million to $365 million, from higher revenues in International Banking, partly offset by lower revenues in Canadian Banking.

C9 Sources of net fee and commission revenues

20      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Other fee and commission revenues comprised mainly of non-retail brokerage fees and insurance fees. These revenues were higher mostly due to contributions from insurance fees in Colombia and higher revenues in Mexico.

Fee and commission expenses rose $46 million or 21% to $262 million. Higher card expenses reflect higher transaction volumes in both Canadian and International Banking. Increased deposit expenses also arose from higher transaction volumes and acquisitions.

Outlook

Solid growth in net fee and commission revenues is projected for 2013. Organic growth is expected across most categories. Recent acquisitions will also contribute to growth in 2013.

T8 Other operating income For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Trading revenues	$1,316	$830	58%
Net gain on investment securities	185	285	(35)
Net income from investments in associated corporations	442	433	2
Insurance underwriting income, net of claims	388	294	32
Other	1,093	727	51
Total other operating income	3,424	2,569	33
Taxable equivalent adjustment	271	266	2
Total other operating income (TEB)(2)	$3,695	$2,835	30%
(1)	On a taxable equivalent basis trading revenues were $1,587 (2011 – $1,096).
(2)	Refer to non-GAAP measures on page 17.

T9 Trading revenues

TEB(1) For the fiscal years ($ millions)	2012	2011
By trading products:
Interest rate and credit	$520	$322
Equities	386	293
Commodities	425	335
Foreign exchange	232	181
Other	24	(35)
Total trading revenues	$1,587	$1,096
% of total revenues	7.9%	6.2%
(1)	Refer to non-GAAP measures on page 17.

Other operating income

Other operating income (TEB) was $3,695 million, an increase of $860 million or 30% from last year, due substantially to real estate gains of $838 million this year, partially offset by the acquisition related gains of $286 million in 2011. The underlying growth in operating income was $308 million or 12%.

Trading revenues of $1,587 million (TEB) were up a substantial $491 million or 45% over the prior year, with higher revenues across all areas. This growth arose from stronger customer demand and more favourable market conditions. Global fixed income accounted for most of this increase as market conditions improved. Foreign exchange trading was up 28% year over year, primarily in Latin America. Revenues from precious metals were at record levels, increasing 16% as a result of continuing investor demand and favourable market conditions.

Net gains on investment securities were $185 million, compared to $285 million in 2011, as gains on debt securities, equities and LBO funds were lower than the prior year.

Net income from investments in associated companies was $442 million, an increase of $9 million from last year. Earnings were higher from Bank of Xi’an in China from increased interest in the bank. Income from Thanachart Bank was lower, reflecting the impact of the flooding in Thailand in late 2011. Income from CI was negatively impacted by a deferred tax charge in 2012 but excluding this, underlying results were stronger.

Insurance underwriting income grew a substantial $94 million or 32% to $388 million. Premium income was 16% higher than the prior year, partially offset by higher reinsurance premiums paid and slightly higher claims and other expenses.

Other income of $1,093 million included $727 million from the sale of Scotia Plaza and $111 million from the gain on a real estate asset in Western Canada. In 2011, other income included $286 million from acquisition-related gains. Excluding these items, other income fell $186 million as 2011 included foreign currency related gains arising from the conversion to IFRS and negative goodwill, from international acquisitions.

Outlook

Excluding the impact of the real estate gains in 2012, organic and acquisition growth will contribute to higher other operating income in 2013, although some businesses are subject to market volatility. Trading revenues are expected to be generally in line with 2012 levels but are also subject to market volatility and customer demand.

Scotiabank Annual Report  2012      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

T10 Operating expenses and productivity

For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Salaries and employee benefits
Salaries	$3,231	$3,018	7%
Performance-based compensation	1,477	1,350	9
Share-based compensation(1)	208	246	(16)
Pensions and other employee benefits	833	744	12
	$5,749	$5,358	7
Premises and technology(2)
Net premises rent	321	276	16
Premises repairs and maintenance	100	90	11
Property taxes	85	76	13
Computer equipment, software and data processing	839	760	10
Other premises costs	262	244	7
	$1,607	$1,446	11
Depreciation and amortization(2)
Depreciation	281	274	2
Amortization of goodwill and other intangibles	169	139	22
	$450	$413	9
Communications
Telecommunications	86	82	4
Stationery, postage and courier	287	262	10
	$373	$344	9
Advertising and business development
Advertising and promotion	303	282	7
Travel and business development	147	145	1
	$450	$427	5
Professional	340	262	30
Business and capital taxes
Business taxes	203	154	32
Capital taxes	45	29	52
	$248	$183	35
Other
Employee training	45	45	–
Other	1,141	1,003	14
	$1,186	$1,048	13
Total operating expenses	$10,403	$9,481	10%
Productivity ratio (TEB)(2)	52.0%	53.9%

(1)	Excludes Employee Share Ownership Plans.
(2)	Taxable equivalent basis. Refer to the Non-GAAP measure on page 17.

Operating expenses

Operating expenses were $10,403 million in 2012, an increase of $922 million or 10% from last year. Recent acquisitions accounted for approximately $603 million or 66% of the growth in operating expenses.

Salaries and employee benefits were $5,749 million in 2012, up $391 million or 7% from last year, including $237 million from the impact of acquisitions. Adjusting for acquisitions, salaries increased by $90 million or 3%, reflecting annual pay increases, and increased staffing to support growth initiatives. Excluding the impact of acquisitions, performance-based compensation was up $58 million, in line with improved results in some businesses. Pensions and other employee benefit costs increased by $89 million or 12%, primarily due to acquisitions and higher staffing levels.

Premises and technology expenses were $1,607 million in 2012, an increase of $161 million or 11% from last year. The higher premises costs reflected the impact of acquisitions and the sale of Scotia Plaza which resulted in higher rent expense. Technology expenses increased $79 million or 10%, due to acquisitions as well as the Bank’s investment in new initiatives and ongoing projects.

Advertising and business development expenses were $450 million in 2012, up $23 million or 5% over last year, due mainly to the impact of acquisitions.

Professional fees rose $78 million or 30% to $340 million due in part to acquisitions but mainly as a result of an increased spend on technology.

Business and capital taxes increased $65 million of which acquisitions accounted for $40 million or 62% with the remainder due mainly to the issuance of shares and debentures during the year.

Other expenses were $1,186 million, an increase of $138 million or 13% from last year, due mainly to acquisitions.

The productivity ratio was 52.0% for 2012, compared to 53.9% in 2011. Excluding the real estate gains in 2012, the productivity ratio was 54.3%, versus 54.8% in 2011 adjusted for acquisition-related gains.

Operating leverage was positive 3.9% year over year. After adjusting for the real estate gains in 2012 and the acquisition-related gains in 2011, operating leverage remained positive at 0.9%.

Outlook

In 2013, the Bank expects to maintain its focus on cost control in light of the uncertain economic environment. The Bank is targeting positive operating leverage, but will continue to invest in its businesses to support organic growth. Expense growth will also be impacted by acquisitions and business expansion.

C10 Expenses well controlled

$ millions

C11 Productivity*

operating expenses as a % of revenue (TEB)

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

22      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C12 Direct and indirect taxes

$ millions

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Includes taxable-equivalent adjustment

Taxes

The provision for income taxes was $1,580 million, an increase from $1,423 million last year. The Bank’s overall effective income tax rate for the year was 19.6% down from 21.1% last year. The decrease was due primarily to a reduction in the statutory rate in Canada, lower taxes on the gains on sale of real estate assets during the year, and a decline in non-deductible expenses. These decreases were partly offset by the lower level of tax-exempt income in the current year. Last year’s tax rate also benefitted from non-taxable acquisition-related gains, but this was partly offset by a deferred tax adjustment related to a loss on disposal of subsidiary operations recorded in a prior year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 20% to 23% in 2013.

Credit Quality

Provisions for credit losses

The total provision for credit losses was $1,252 million in 2012, up $176 million from $1,076 million last year. The total provision for credit losses included an increase in the collective allowance on performing loans of $100 million this year compared to a $60 million reduction in 2011.

The total provision for credit losses on impaired loans was $1,152 million, an increase of $16 million or 1% from 2011.

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from $592 million last year, with lower retail and commercial provisions.

The provision for credit losses in International Banking was $613 million, an increase of $104 million from $509 million last year. The higher provisions were primarily attributable to acquisitions, growth in retail lending in Latin America, partially offset by lower provisions in the Caribbean and Central America. A net benefit of $20 million is included in the current year’s provision for credit losses, due to the net amortization of the credit mark on purchased loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

The provision for credit losses in Global Wealth Management was $3 million in 2012, an increase of $1 million from last year.

The provision for credit losses in Global Banking and Markets was $30 million in 2012, a decrease of $3 million from 2011. The provisions this year were primarily in the U.S. and Canada.

T11 Impaired loans by business line

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)	2012(1)	2011(1)	2012(1)	2011(1)
Canadian Banking
Retail	$765	$826	$(462)	$(452)	$303	$374
Commercial	326	294	(212)	(217)	114	77
	$1,091	$1,120	$(674)	$(669)	$417	$451
International Banking
Caribbean and Central America	1,151	1,065	(369)	(285)	782	780
Latin America(2)	1,005	1,013	(473)	(366)	532	647
Asia and Europe	25	38	(16)	(29)	9	9
	$2,181	$2,116	$(858)	$(680)	$1,323	$1,436
Global Wealth Management	11	13	(1)	(2)	10	11
Global Banking and Markets
Canada	80	35	(28)	(14)	52	21
U.S.	139	8	(21)	(8)	118	–
Europe	80	63	(27)	(25)	53	38
	$299	$106	$(76)	$(47)	$223	$59
Totals	$3,582	$3,355	$(1,609)	$(1,398)	$1,973	$1,957
Allowance for credit losses on performing loans					(1,272)	(1,224)
Net impaired loans after allowance on performing loans					$701	$733

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity(3)	8.09%	9.62%
Net impaired loans as a % of loans and acceptances	0.53%	0.58%
Allowance against impaired loans as a % of gross impaired loans	45%	42%
(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.
(3)	Refer to Note 42 of the Consolidated Financial Statements for the impact of the new accounting standards adopted effective November 1, 2010 on shareholders’ equity. Prior period information has been restated to conform with current period presentation.

Scotiabank Annual Report  2012      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

T12 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2012	2011
Canadian Banking
Retail(1)	$419	$466
Commercial	87	126
	$506	$592
International Banking
Caribbean and Central America	192	209
Latin America(2)	413	296
Asia and Europe	8	4
	$613	$509
Global Wealth Management	$3	$2
Global Banking and Markets
Canada	7	27
U.S.	20	(12)
Europe	3	18
	$30	$33
Total	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.21%	0.25%
Commercial	0.31	0.50
	0.23	0.28
International Banking
Retail	1.93	1.88
Commercial	0.09	0.09
	0.75	0.75
Global Wealth Management	0.05	0.03
Global Banking and Markets(1)	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.32	0.36
Provisions against performing loans	0.03	(0.02)
Weighted total	0.35%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.22%	0.24%
Commercial	0.31	0.23
	0.23	0.24
International Banking
Retail	1.28	1.61
Commercial	0.05	0.07
	0.49	0.64
Global Wealth Management	0.06	0.04
Global Banking and Markets(2)	0.01	0.11
Weighted total	0.26%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

Allowance for credit losses

The total allowance for credit losses increased to $2,969 million as at October 31, 2012, from $2,689 million last year. The $280 million increase was attributable primarily to the $100 million increase in the collective allowance on performing loans and allowance increases in most business lines driven by business growth. The total allowance for credit losses includes $88 million of allowance covered by FDIC guarantees related to RG Premier bank.

Allowances in Canadian Banking increased by $5 million, primarily in the retail portfolios, where new provisions exceeded loan write-offs.

In International Banking, allowances increased by $178 million to $858 million, mainly in Latin America and the Caribbean and Central America.

Global Banking and Markets’s allowances remained modest increasing to $76 million from $47 million.

The collective allowance for credit losses on performing loans increased by $100 million in 2012, in light of weakening economic forecasts and continuing global uncertainty. This compared to a decrease of $60 million in 2011.

Impaired loans

Gross impaired loans increased to $3,582 million as at October 31, 2012, from $3,355 million last year.

Impaired loans in Canadian Banking fell by $29 million, attributable primarily to retail portfolios.

In International Banking, impaired loans increased by $65 million largely due to increases in the Caribbean and Central America.

In Global Wealth Management, impaired loans decreased by $2 million.

Impaired loans in Global Banking and Markets increased by $193 million, attributable primarily to the portfolios in the U.S. and Canada.

Net impaired loans, after deducting the allowance for credit losses, were $1,973 million as at October 31, 2012, a modest increase of $16 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.53% as at October 31, 2012, an improvement from 0.58% a year ago.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, an aggregate credit mark adjustment of $549 million was established to capture management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark of $385 million and a future expected loss mark of $164 million.

24      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C13 Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

C14 Net impaired loan ratio*

as a % of loans & acceptances, as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP

C15 Gross impaired loans*

as a % of equity & allowances for credit losses as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP.

C16 Low delinquency in Canadian retail portfolio

delinquent loans as a % of total loans

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2012, the remaining credit mark adjustment was $112 million.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2012, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $159 million and $137 million, respectively.

Portfolio review

Canadian Banking

The overall credit quality of the consumer portfolio in Canada improved year over year. Reportable delinquency decreased 26 basis points to 1.17%. The provisions for credit losses in the Canadian retail portfolio were $419 million, down $47 million or 10% from last year. The provisions for credit losses as a percentage of average loans was 0.21%, compared to 0.25% last year.

Gross impaired loans in the retail portfolio improved from 2011, decreasing by 7% or $61 million. Portfolio quality continued to benefit from high secured lending, with 93% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 64% of the ScotiaLine line of credit and ScotiaLine VISA portfolios are secured.

The provision for credit losses in the Canadian commercial loan portfolio was $87 million, down $39 million or 31% from last year. Gross impaired loans increased by $32 million to $326 million.

International Banking

Retail credit quality stabilized in most regions with the exception of the Caribbean, where economic conditions remained weak. In retail, gross impaired loans increased by $47 million to $1,397 million during the year, with an increase attributable to recent acquisitions in Latin America.

The provision for credit losses in the retail portfolio increased to $568 million from $471 million last year, with higher provisions in Latin America, partially offset by lower provisions in the Caribbean and Central America. Total reported delinquency improved year over year, primarily related to Chile and Mexico.

In commercial banking, gross impaired loans were $784 million, an increase of $18 million over the prior year, mostly in the Caribbean and Central America.

The provision for credit losses in the commercial portfolio was $45 million in 2012, versus $38 million in 2011. The increase was attributable to higher provisions in the Caribbean and Central America.

Global Wealth Management

Global Wealth Management overall credit quality was strong in 2012. The provision for credit losses was $3 million and gross impaired loans were $11 million in the Canadian portfolio.

Global Banking and Markets

The provision for credit losses was $30 million in 2012, versus $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Gross impaired loans in Global Banking and Markets increased by $193 million in 2012 to $299 million. Most of the increase was attributable to the U.S. portfolio, where impaired loans increased by $131 million year over year to $139 million. Impaired loans in the Canadian portfolio increased by $45 million to $80 million, with a rise in the European portfolio of $17 million to $80 million.

Scotiabank Annual Report  2012      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see Table 43 on page 80). Chart 17 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 33% of the total. Latin America has 11% of the total exposure and the U.S. has 7%.

Chart 18 shows loans and acceptances by type of borrower (see Table 47 on page 82). Excluding loans to households, the largest industry exposures were in financial services, 7.2%; wholesale and retail, 3.4%, oil and gas, 3.1%.

Canadian Residential and Condominium Exposure

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at October 31, 2012, these loans amounted to $244 billion or 65% of the Bank’s total loans and acceptances outstanding. 93% of Canadian Banking’s portfolio is secured as well as 68% of International Banking’s portfolio. The Canadian residential mortgage portfolio was $156 billion of which $142 billion related to freehold properties and $14 billion related to condominiums. Of the Canadian residential mortgage portfolio, 60% is insured, and the uninsured portion has an average loan-to-value ratio of 54%.

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $695 million. This is a high quality portfolio with well-known developers who have long term relationships with the Bank.

European Exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

T15 European exposure

The current European exposure is provided below:

	As at October 31, 2012						October 31, 2011
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure(6)
Gross exposures	$8,181	$1,456	$7,970	$10,528	$616	$28,751	$30,438
Less: Undrawn commitments	–	–	7,970	–	–	7,970	7,946
Net funded exposure	$8,181	$1,456	$–	$10,528	$616	$20,781	$22,492
(1)	Net all allowances for credit losses of $27. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $976 and collateral held against SFT was $7,014.
(6)	Risk Exposures include trading securities not previously reflected in the October 31, 2011 financial statements.

The Bank’s total gross European exposure was reduced during the year, and as at October 31, 2012, was $28.8 billion (October 31, 2011 – $30.4 billion), with net funded exposure of $20.8 billion (net of undrawn commitments and collateral held) (October 31, 2011 – $22.5 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3).

C17 Well diversified in Canada and internationally…

loans and acceptances, October 2012

C18 … and in household and business lending

loans & acceptances

26      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T16 Funded exposures

Below is the funded exposures related to all European countries:

	As at
	October 31, 2012(1)					October 31, 2011
($ millions)	Sovereign	Bank	Corporate(2)	Total		Total
Greece	$–	$–	$426	$426		$348
Ireland	130	71	97	298		341
Italy	(108)	626	177	695		1,206
Portugal	–	8	22	30		95
Spain	123	145	(16)	252		652
Total GIIPS	$145	$850	$706	$1,701		$2,642

U.K.	2,660	1,735	4,316	8,711		7,151
Germany	622	1,020	1,272	2,914		3,988
France	553	584	810	1,947		2,364
Netherlands	140	383	745	1,268		1,749
Switzerland	11	610	882	1,503		1,594
Other	448	486	1,803	2,737		3,004
Total Non-GIIPS	$4,434	$4,818	$9,828	$19,080		$19,850
Total Europe	$4,579	$5,668	$10,534	$20,781	(2)	$22,492
Total Europe as at October 31, 2011	$3,017	$8,529	$10,946	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.
(2)	Corporate includes Financial Institutions that are not Banks.
(3)	Includes $183 in exposure to supra-national agencies.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of October 31, 2012, the Bank‘s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.7 billion, down from $2.6 billion last year.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $130 million as at October 31, 2012, including central bank deposits of $34 million arising from regulatory reserves to support the Bank’s operations in Ireland. The Bank was net long securities in sovereign exposures to Spain ($123 million) and Ireland ($21 million) and net short to Italy ($108 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $626 million, as at October 31, 2012, (October 31, 2011 – $1,083 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

T17 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

	As at October 31, 2012(1)					October 31, 2011
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total
Greece	$427	$–	$(1)	$–	$426	$348
Ireland	21	76	125	76	298	341
Italy	533	–	161	1	695	1,206
Portugal	–	–	30	–	30	95
Spain	304	–	(55)	3	252	652
Total GIIPS	$1,285	$76	$260	$80	$1,701	$2,642

U.K.	3,729	3,389	1,292	301	8,711	7,151
Germany	1,074	732	1,078	30	2,914	3,988
France	519	154	1,269	5	1,947	2,364
Netherlands	364	66	811	27	1,268	1,749
Switzerland	931	92	399	81	1,503	1,594
Other	1,735	41	869	92	2,737	3,004
Total Non-GIIPS	$8,352	$4,474	$5,718	$536	$19,080	$19,850
Total Europe	$9,637	$4,550	$5,978	$616	$20,781	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s security exposure are recorded on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) were $3.5 billion as at October 31, 2012, (October 31, 2011 – $5.0 billion), predominately related to issuers in the United Kingdom, Germany and France. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (SFT) (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Undrawn commitments of $8.0 billion (October 31, 2011 – $7.9 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $4.5 billion as at October 31, 2012, (October 31, 2011 – $4.3 billion). As at October 31, 2012, issued letters of credit amounted to $3.1 billion with banks (October 31, 2011

Scotiabank Annual Report  2012      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

– $3.4 billion). Undrawn commitments are detailed further by country in the table below.

The Bank’s indirect exposure, as detailed in Table 18 below, is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees from entities in European countries to entities in countries outside of Europe

Included in the indirect securities exposure was $385 million related to GIIPS; $37 million to United Kingdom; and $125 million to Germany. Indirect exposure by way of letters of credit totaled $1,068 million at October 31, 2012, (October 31, 2011 – $1,190 million); of which $196 million was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank has Euro-denominated collateral held for non-European counterparties of $507 million (October 31, 2011 – $698 million).

T18 Indirect exposures

	Undrawn Commitments		Indirect Exposure
($ millions)	October 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Greece	$23	$38	$0	$0
Ireland	28	46	2	2
Italy	38	51	155	224
Portugal	0	2	0	56
Spain	231	189	423	537
Total GIIPS	$320	$326	$580	$819

U.K.	2,914	3,213	138	187
Germany	1,116	899	257	197
France	879	1,300	306	193
Netherlands	892	689	51	142
Switzerland	942	630	125	98
Other	907	889	206	331
Total Non-GIIPS	$7,650	$7,620	$1,083	$1,147
Total Europe	$7,970	$7,946	$1,664	$1,966

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS, as at October 31, 2012, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $58 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2012, loans sales totaled $649 million, compared to $412 million in 2011. The largest volume of loans sales in 2012 related to loans in the food and beverage and telecom industries.

At October 31, 2012, credit derivatives used to mitigate exposures in the portfolios totaled $80 million (notional amount), compared to $92 million at October 31, 2011.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Gaming, hotels, media, and shipping portfolios are being closely managed.

Outlook

Despite continued slow economic growth globally, the quality of the Bank’s credit portfolio is expected to remain strong given our low exposure to areas and regions of concern and broad global diversification. Unless global economies weaken significantly and affect the Bank’s more insulated markets, the Bank’s loan loss ratio in 2013 is expected to climb modestly, primarily in International Banking. This arises from recent acquisitions, continued economic softness in the Caribbean and a change in business mix with growth in higher-spread consumer lending in certain international markets, resulting in a higher loan loss ratio in International Banking in 2013.

Fourth Quarter Review

Q4 2012 vs Q4 2011

Net income

Net income was $1,519 million in the fourth quarter, an increase of $362 million or 31% above the same quarter last year. The increase mainly reflected higher revenues, including the contributions of acquisitions, growth in earning assets and stronger trading revenues. These increases were partially offset by higher operating expenses and increased provision for credit losses.

Total revenue

Total revenue (TEB) of $4,938 million was $639 million or 15% higher than the same quarter last year, with significant increases in all three revenue categories. Net interest income rose from a wider core banking margin, mostly due to acquisitions, and higher volumes of core banking assets. Net fee and commission revenues were up due primarily to higher banking, underwriting and wealth management fees. The increase in other operating income was primarily from higher trading revenues, as well as a favourable change in the fair value of financial instruments used for asset/liability management.

Net interest income

Net interest income (TEB) was $250 million or 11% above the same period last year. This increase was a result of both a 7% increase in core banking assets and a nine basis point increase in the core banking margin. The former was from higher lending volumes across all business lines. The nine basis point widening of the margin was primarily from the acquisition of Banco Colpatria, partly offset by a narrower spread on Canadian currency personal deposits.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenue of $1,634 million was up $145 million or 10%. This increase was primarily from increased revenues from cards, deposit and payment services including the contribution from the acquisition of Banco Colpatria. Underwriting fees rose $39 million, and mutual fund fees were up $26 million, in both DundeeWealth and Scotia Funds.

Other operating income

Other operating income (TEB) was $720 million, a significant $244 million or 51% increase from the fourth quarter of the previous year. Most of this increase was from stronger trading revenues, particularly in fixed income. In addition, there was higher insurance underwriting income and a favourable change in the fair value of financial instruments used for asset/liability management.

28      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Provision for credit losses

The provision for credit losses was $321 million in the fourth quarter compared to $281 million in the same period last year. This increase in provisions was due primarily to a decrease of $30 million in the collective allowance on performing loans last year, and higher provisions in International Banking this year.

Operating expenses and productivity

Operating expenses were $2,713 million in the fourth quarter, an increase of $224 million or 9% over the same quarter last year. Acquisitions accounted for approximately $123 million or 55% of the growth in expenses. The remaining increase was due mainly to higher salaries from annual pay increases and additional staff for business expansion, as well as higher performance-based compensation. Additionally, premises costs, technology and professional expenses rose, reflecting spending to support growth initiatives. Partially offsetting this increase were lower benefit costs due to actuarial revaluations of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, an improvement from 57.9% in the same quarter last year.

Taxes

The effective tax rate was 17.0% this quarter compared to 20.5% in the same quarter last year. The decrease was primarily due to a reduction in the statutory tax rate in Canada and the inclusion in last year’s results of a valuation allowance recorded against a deferred tax asset related to a loss on disposal of subsidiary operations in a prior year. These decreases were partially offset by lower tax recoveries in foreign subsidiaries and proportionately lower tax-exempt dividend income.

Q4 2012 vs Q3 2012

Net income

Net income was $1,519 million this quarter, down 26% compared to $2,051 million in the previous quarter. Last quarter’s results included an after-tax gain on sale of real estate in Toronto of $614 million. Adjusting for this, net income grew 6% quarter over quarter. The favourable impact of lower taxes and provisions was partly offset by higher operating expenses.

Total revenue

Total revenue (TEB) of $4,938 million fell $651 million or 12% from the prior quarter entirely due to last quarter’s real estate gain. The underlying increase of $76 million was driven by a slight rise in net interest income from a widening of the core banking margin, higher fee and commission revenues and increased gains on investment securities. These were partly offset by lower trading revenues.

Net interest income

Net interest income (TEB) rose $12 million to $2,584 million. This increase reflected growth in residential mortgages and personal lending. Partly offsetting were lower margins in Chile and in the fixed rate Canadian currency portfolio.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,634 million was $71 million or 5% higher. This increase was primarily from seasonally higher banking fees in Latin America, higher mutual fund revenues, brokerage commissions and underwriting and other advisory fees.

Other operating income

Other operating income (TEB) was $720 million, a reduction of $734 million from the prior quarter, almost entirely from the real estate gain in the third quarter. The remaining revenues were relatively flat as lower trading revenues (mainly in the fixed income and equity businesses) and the impact of the gain on sale of a leasing business in the prior quarter, were offset by higher gains on investment securities.

Provision for credit losses

The provision for credit losses of $321 million for the fourth quarter was down $81 million from last quarter. This was due to an increase of $100 million in the collective allowance on performing loans in the last quarter, partially offset by higher commercial provisions in Canadian Banking.

Operating expenses and productivity

Quarter over quarter, operating expenses were up $95 million or 4%, due mainly to higher levels of investment in revenue generating initiatives resulting in increased expenditures on advertising and business development, as well as growth in technology and professional expenses. This was partially offset by lower benefit costs due to actuarial revaluation of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, compared to 53.9% in the third quarter adjusted for the real estate gain last quarter.

Taxes

The effective tax rate this quarter was 17.0%, compared to 17.7% in the prior quarter. This quarter benefitted from tax recoveries, an increase in deferred tax assets due to changes in tax rates in a foreign subsidiary and proportionately higher tax-exempt income. Last quarter benefitted from lower taxes on the gain on sale of real estate and a decline in non-deductible expenses.

Summary of Quarterly Results

Quarterly Financial Highlights

For the three months ended

	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2011	April 30 2011	Jan. 31 2011
Total revenue ($ millions)	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
(1)	Refer to Non-GAAP measures on page 17.

Scotiabank Annual Report  2012      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Bank reported four quarters of solid performance that can be attributed to a combination of acquisitions and organic growth.

Net interest income increased steadily during the year. Canadian core banking assets rose throughout the year, while foreign currency volumes fluctuated depending on the volumes of deposit with banks. Foreign currency loan volumes grew during the year primarily from the acquisition of Banco Colpatria, as well as widespread growth especially in Chile and Peru.

The Bank’s core banking margin fluctuated slightly on a quarterly basis, reflecting the timing of the acquisitions in Colombia and Uruguay, changes in the volumes of low yielding deposits with banks, and changes in the spreads of the Canadian fixed and floating rate portfolios.

Canadian Banking’s margin increased slightly in the first quarter but fell during the next two quarters to end the year unchanged from the fourth quarter of 2011. International Banking’s margin increased significantly during the first two quarters of 2012, reflecting the impact of acquisitions, rose modestly in the third quarter and then declined in the final quarter. Spreads in Global Banking and Markets corporate lending portfolio were relatively flat during the year.

Non-interest revenues reached record levels in 2012, primarily due to the gains on the sale of real estate assets and a non-strategic leasing business, and the ongoing revenues related to acquisitions. Net fee and commission revenues have continued to trend upward since the first quarter due mainly to higher fee-based revenues and strong growth in credit cards and payment volumes, as well as in mutual funds. Financial markets presented more opportunities for fixed income, equities, commodities, and precious metal trading throughout the year. The level of net gains on investment securities was impacted by the timing of write-downs on available-for-sale securities. Additionally, insurance revenues have trended upward reflecting solid growth in global insurance.

Loan losses were stable in the first half of the year and trended higher during the last two quarters reflecting acquisitions and asset growth. The third quarter included an increase in the collective allowance on performing loans.

Operating expenses steadily increased in 2012 in large part reflecting the effect of acquisitions this year. Premises expenses in the second half of the year rose as a result of the Scotia Plaza sale. The final quarter reflected increases driven by growth initiatives and project spending.

The effective tax rate ranged between 23% and 17% reflecting different levels of income earned in lower tax jurisdictions and lower taxes on real estate gains during the year.

An eight quarter trend in net income and other selected information is provided on page 89.

Financial Results Review – 2011 vs 2010 (Canadian GAAP)

In order to identify key business trends between 2010 and 2011, irrespective of the accounting basis applied, below are highlighted the Canadian GAAP results and related commentary.

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,889	$3,988	$345	$1,066	$(1,018)	$9,270
Non-interest income	1,351	1,420	2,973	1,894	380	8,018
Total revenue	$6,240	$5,408	$3,318	$2,960	$(638)	$17,288
Provision for credit losses	590	485	2	29	(60)	1,046
Non-interest expenses	3,069	3,056	1,890	1,409	140	9,564
Income taxes	719	382	208	338	(237)	1,410
Net income	$1,862	$1,485	$1,218	$1,184	$(481)	$5,268
Net income attributable to non-controlling interests	4	60	29	–	–	93
Net income attributable to equity holders of the Bank	$1,858	$1,425	$1,189	$1,184	$(481)	$5,175

For the year ended October 31, 2010 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,919	$3,616	$339	$1,093	$(1,346)	$8,621
Non-interest income	1,302	1,323	1,864	2,086	309	6,884
Total revenue	$6,221	$4,939	$2,203	$3,179	$(1,037)	$15,505
Provision for credit losses	705	616	1	(43)	(40)	1,239
Non-interest expenses	2,974	2,662	1,221	1,195	130	8,182
Income taxes	772	504	165	677	(373)	1,745
Net income	$1,770	$1,157	$816	$1,350	$(754)	$4,339
Net income attributable to non-controlling interests	1	68	31	–	–	100
Net income attributable to equity holders of the Bank	$1,769	$1,089	$785	$1,350	$(754)	$4,239

Net income

Net income was $5,268 million in 2011, up $929 million or 21% from 2010. Diluted earnings per share (EPS) were $4.62, up 18% from $3.91 in 2010. The year over year foreign currency translation was negative $107 million, reducing EPS by 10 cents. Return on equity of 18.8% remained strong in 2011.

Effective November 1, 2010, the Bank adopted new Canadian accounting standards on Business Combinations, Consolidated

Financial Statements and Non-Controlling Interests. The adoption of these standards resulted in the recognition of acquisition-related gains of $286 million. The gains arose substantially from the accounting for the Bank’s acquisition of an additional ownership interest in DundeeWealth Inc. This additional investment was considered a step-acquisition and accounted for on a fair value basis. A gain of $260 million was recognized on the revaluation of the Bank’s original 19% investment in DundeeWealth. The remaining $26 million gain related to accounting for another acquisition, which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

non-monetary assets, resulting in a higher gain in income under the new standards. Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.

Total revenues

In 2011, total revenues increased 11% from 2010 to $17,575 million (TEB), including the negative impact of foreign currency translation of $232 million and the $286 million acquisition-related gains.

Net interest income

Net interest income (TEB) rose $650 million to $9,557 million in 2011, notwithstanding the negative impact of foreign currency translation of $138 million. The increase was mainly from volume growth in Canadian Banking, higher contributions across International Banking, including acquisitions, and the lower cost of long-term wholesale funding.

Other income

Other income was $8,018 million in 2011, up $1,134 million or 16% from 2010 or 18% excluding the negative impact of foreign currency translation. The increase reflected $286 million acquisition-related gains and contribution from acquisitions of $744 million, offset by the significant decline in trading revenues year over year. There were also increases in securitization income, credit fees, card revenues and deposit-based fees, as well as, organic growth in mutual fund and brokerage revenues.

Provision for credit losses

The provision for credit losses was $1,046 million for 2011, down $193 million from 2010, primarily from reduction of specific provisions of $217 million. The 2010 provision included a reversal of the sectoral allowance of $49 million and a reduction of $40 million in the general allowance, while there was a $60 million reduction in the general allowance in 2011.

Non-interest expense

Non-interest expenses were $9,564 million in 2011, an increase of $1,382 million or 17% from 2010. This included the favourable impact of foreign currency translation of $87 million. Acquisitions contributed $651 million to the increase. The remaining growth was primarily in remuneration related expenses. Salary expenses were up from annual merit increases and ongoing growth initiatives. Pension and benefits rose primarily from changes in actuarial assumptions and plan asset values. Growth in advertising, premises, and technology reflects the Bank’s investment in expansion initiatives.

Provision for income taxes

The overall tax rate was 21.1% in 2011, down from 28.7% in 2010, due mainly to the non-taxable acquisition-related gains, a drop in the Canadian statutory tax rate, lower taxes in foreign subsidiaries and higher tax exempt income, partially offset by a future tax asset valuation allowance recorded this year.

Financial performance of Business lines

Canadian Banking

Canadian Banking’s net income was $1,862 million in 2011, $92 million or 5% higher than 2010. The year over year increase in net income was attributable to lower provisions for credit losses and income taxes, partly offset by higher non-interest expenses. Return on economic equity of 38.0% was in line with 2010.

Canadian Banking revenues were relatively flat in 2011 compared to 2010 as lower net interest income was offset by higher other income. The reduction in net interest income reflected a narrower margin as average earning assets grew by 6%. The main components of the increase in other income were higher fees from deposit and payment services, and growth in acceptance and card revenues.

International Banking

International Banking’s net income was a record $1,485 million in 2011, up $328 million or 28% from 2010. The business benefited from the favourable contribution from acquisitions, strong underlying revenue growth, and lower loan losses, offset in part by the $54 million adverse impact of a stronger Canadian dollar. Return on economic equity was 14.4% compared to 12.5% last year.

In International Banking, total revenues were up 9% in 2011, notwithstanding the $128 million negative impact from foreign currency translation year over year. Net interest income rose $372 million or 10% from both growth in average earning assets and a wider margin. Retail and commercial lending grew significantly with increases throughout the regions. The wider margin was a reflection of higher earnings from associated corporations as well as wider spreads in the Pacific region. The increase in other income was mainly from the contribution of acquisitions and higher credit-related activity in Peru. In addition, 2010 included a devaluation loss on the investment in a Venezuelan affiliate, while the 2011 year’s results included $79 million of negative goodwill related to recent acquisitions.

Global Wealth Management

Global Wealth Management reported net income of $1,218 million in 2011, up $402 million or 49% from $816 million in 2010. These results reflected a strong performance from the wealth management and insurance businesses. This increase also included a one-time acquisition-related gain of $260 million on the Bank’s initial investment in and subsequent increased ownership interest in DundeeWealth. Return on economic equity was 18.2% compared to 19.1% last year, due to the acquisition of DundeeWealth.

Total revenues in Global Wealth Management were up a substantial 51% in 2011, almost entirely in other income from the contribution of acquisitions. While the inclusion of revenues from DundeeWealth was the major component of this increase, fees were also higher in ScotiaFunds, Mexico and Chile and full service brokerage and there was growth in insurance revenues.

Global Banking and Markets

Global Banking and Markets reported net income of $1,184 million in 2011, a decline of $166 million or 12% from 2010. 2011’s results were adversely impacted by challenging market conditions, particularly in the second half of 2011, which reduced revenues. Expenses increased due to implementation of growth initiatives and there were also higher provisions for loan losses. Provisions for taxes were lower year over year mainly reflecting a higher level of tax-exempt income and recoveries this year. Return on economic equity was 21.2% compared to 20.4% last year.

In 2011, Global Banking and Markets’ total revenues fell $219 million or 7% from 2010, most of which was in other income. Net interest income fell $27 million in 2011, due primarily to a decline in corporate loan volumes which was partly offset by higher spreads. The reduction in other income was mainly in trading revenues due to challenging market conditions in the latter half of the year. The decline was partially offset by stronger precious metals and foreign exchange trading, higher net gains on securities and increased investment banking revenues and credit fees.

Other

The Other segment had a net loss of $481 million in 2011, compared to a net loss of $754 million in 2010. Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments,

Scotiabank Annual Report  2012      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

which are reported on a taxable equivalent basis. The elimination was $287 million in 2011, compared to $286 million in 2010.

Net interest income was negative $1,018 million in 2011, compared to negative $1,346 million in 2010. The improvement was due to the increase in short-term wholesale rates used for transfer pricing with the business segments, lower long-term funding costs, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. Other Income was $380 million in 2011, compared to $309 million last year. The increase was mainly attributable to higher securitization revenues.

Financial Position 2011 vs. 2010 (Canadian GAAP)

Total assets

The Bank’s total assets at October 31, 2011 were $575 billion, up $49 billion from 2010. Excluding the negative impact of foreign currency translation total assets rose $54 billion or 10% in 2011.

In 2011, cash resources grew by $8 billion, due to increases in interest bearing deposits with banks and precious metals. Securities purchased under resale agreements increased by $7 billion in line with expansion of the fixed income business in Global Banking and Markets.

Total securities were up $3 billion from October 31, 2010, mainly in available-for-sale securities. Available-for-sale securities increased by $5 billion in 2011 from holdings of NHA mortgage-backed securities related to the mortgages securitized and retained by the Bank, and foreign government debt.

The Bank’s loan portfolio increased $14 billion from 2010, or $17 billion or 6% excluding the negative impact of foreign currency translation. The increase was primarily in Business and government loans which rose $12 billion in 2011 due mainly to growth in Latin America, including new acquisitions in Uruguay and Brazil, and growth in Asia and ScotiaMocatta from increased volumes and gold prices. Residential mortgages increased $3 billion.

Total liabilities

Total liabilities were $542 billion as at October 31, 2011, up $43 billion from 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $49 billion or 10%.

Total deposits increased by $35 billion in 2011, net of foreign currency translation of $4 billion. Business and government deposits grew by $31 billion, mainly in the U.S. Personal deposits increased by $4 billion, primarily from growth in high interest savings accounts in Canada and the acquisition in Uruguay.

In 2011, obligations related to securities sold under repurchase agreements grew by $6 billion. Derivative instrument liabilities increased by $9 billion, which was similar to the increase in derivative instrument assets. Partially offsetting this growth was a $6 billion decrease in obligations related to securities sold short.

Shareholders’ equity

Total shareholders’ equity increased $5,190 million from 2010. The increase was driven by internal capital generation of $2,759 million, the issuance of common shares of $1.8 billion and preferred shares of $409 million for the purchase of DundeeWealth, as well as $783 million common shares issued through the Dividend Reinvestment Plan and the exercise of options. Partially offsetting this growth was an increase of $667 million in accumulated other comprehensive loss.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

GROUP FINANCIAL CONDITION

C19 Loan portfolio

loans & acceptances, $ billions, as at October 31

C20 Deposits

$ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities

Investment securities grew by $3 billion due mainly to increased holdings of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans

Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Liabilities

Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

T19 Condensed statement of financial position

As at October 31 ($ billions)	2012	2011	Opening as at November 1, 2010
Assets
Cash, deposits with banks and precious metals	$67.2	$54.5	$46.7
Trading assets	87.6	75.8	73.4
Securities purchased under resale agreements	47.3	34.6	27.9
Investment securities	33.4	30.2	31.4
Loans	364.8	327.6	308.0
Other	67.7	71.7	56.6
Total assets	$668.0	$594.4	$544.0

Liabilities
Deposits	$463.6	$421.3	$384.3
Obligations related to securities sold under repurchase agreements	56.9	38.2	32.8
Other liabilities	94.6	93.8	90.4
Subordinated debentures	10.1	6.9	6.9
Capital instrument liabilities	1.4	2.0	2.4
Total liabilities	$626.6	$562.2	$516.8

Equity
Common equity	35.3	26.3	21.7
Preferred shares	4.4	4.4	4.0
Other(1)	1.7	1.5	1.5
Total equity	$41.4	$32.2	$27.2
Total liabilities and shareholders’ equity	$668.0	$594.4	$544.0

(1)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011 and November 1, 2010.

Scotiabank Annual Report  2012      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deposits

Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, and lower unrealized losses on cash flow hedges.

Non-controlling interests

Non-controlling interests in subsidiaries increased $340 million due mainly to the acquisition of Banco Colpatria and current period net income attributable to non-controlling interests. Non-controlling interests capital instrument equity holders decreased $97 million due mainly to distributions.

Outlook

Assets and deposits are expected to continue to grow in 2013. Growth is expected across all business lines although residential mortgages in Canada are expected to grow at a slower rate in 2013 than in 2012.

Capital Management

Overview

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk

Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets, is detailed in the Risk Management section “Risk appetite framework” on page 57. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 55 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory capital

Capital adequacy standards for Canadian banks is regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI).

These standards are consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists primarily of two components – Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale debt securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests, less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses, less prescribed capital deductions. Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. As well, the Bank implemented the new market risk capital rules, commonly known as Basel 2.5, in 2012.

Risk-weighted assets are calculated for credit, market and operational risks.

•

Credit Risk: There are two main methods for computing credit risk: a standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation.

Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios, and since November 1, 2010, for a significant portion of international corporate and commercial portfolios. The Bank applies the standardized approach for all other portfolios. In 2013, the Bank will implement the AIRB approach for its Caribbean Retail portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future.

•	Market Risk: The Bank uses both internal models and standardized approaches to calculate market risk capital. Refer to page 65 in the Market Risk section for more details on market risk capital.

•	Operational Risk: The Bank uses the Standardized Approach to calculate operational risk capital requirements.

C21 Tier 1 capital

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C22 Tangible common equity

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C23 Dividend growth

dollars per share

C24 Internally generated capital

$ billions, for years ended October 31

All amounts 2011 and prior are under CGAAP.

C25 Total economic capital by business line

as at October 31, 2012

Scotiabank Annual Report  2012      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

T20 Regulatory capital

	IFRS		CGAAP(1)

As at October 31 ($ millions)	2012		2011	2010	2009	2008
Tier 1 capital
Common shareholders’ equity included in regulatory capital(2)	$34,755		$27,932	$23,199	$20,945	$20,197
Adjustment for transition to measurement base under IFRS	322		–	–	–	–
Innovative capital instruments	2,150		2,900	3,400	3,400	2,750
Non-cumulative preferred shares	4,384		4,384	3,975	3,710	2,860
Non-controlling interests in subsidiaries	966		640	579	554	502
Less: Goodwill	(5,239)		(4,377)	(3,050)	(2,908)	(2,273)
Other capital items(3)	(2,902)		(2,990)	(2,769)	(2,051)	(773)
	$34,436		$28,489	$25,334	$23,650	$23,263
Tier 2 capital
Subordinated debentures(4)	8,893		5,723	5,790	5,833	4,227
Trust subordinated notes	1,000		1,000	1,000	1,000	1,000
Eligible amounts of general allowance(5)	454		353	574	570	534
Net unrealized equity gains(6)	305		152	176	6	–
	$10,652		$7,228	$7,540	$7,409	$5,761
Less: other capital deductions(7)	$(2,895)		$(3,184)	$(3,275)	$(2,471)	$(1,177)
Total capital	$42,193		$32,533	$29,599	$28,588	$27,847

Risk-weighted assets ($ billions)
Credit risk	210.0		200.8	180.5	187.8	214.5
Market risk	13.8		5.9	10.5	11.4	15.5
Operational risk	29.5		27.3	24.0	22.4	20.6
Total risk-weighted assets	$253.3		$234.0	$215.0	$221.6	$250.6

Capital ratios
Tier 1 capital ratio	13.6	%(8)	12.2%	11.8%	10.7%	9.3%
Total capital ratio	16.7	%(8)	13.9%	13.8%	12.9%	11.1%
Assets-to-capital multiple	15.0		16.6	17.0	16.6	18.0

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.
(3)	Comprised of net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations, non-qualifying intangibles and other items.
(4)	Net of amortization.
(5)	Eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.
(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.
(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
(8)	Excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, Tier 1 and Total Capital ratios are 12.9% and 16.0% respectively.

T21 Changes in regulatory capital

	IFRS	CGAAP(1)

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Total capital, beginning of year	$32,533	$29,599	$28,588	$27,847	$22,981
Internally generated capital
Net income attributable to equity holders of the Bank	6,243	5,175	4,239	3,547	3,140
Preferred and common share dividends	(2,713)	(2,416)	(2,224)	(2,176)	(2,003)
	$3,530	$2,759	$2,015	$1,371	$1,137
External financing
Subordinated debentures(2)	3,250	(67)	(43)	1,606	2,775
Trust subordinated notes	–	–	–	–	–
Preferred shares	–	409	265	850	1,225
Innovative capital instruments	(750)	(500)	–	650	–
Common shares and other reserves	4,873	2,657	829	1,117	263
Purchase of shares – premium on redemption	–	–	–	–	(37)
	$7,373	$2,499	$1,051	$4,223	$4,226
Other
Net after-tax unrealized gains/losses on available-for-sale equity securities	58	(24)	170	201	(493)
Net unrealized foreign exchange translation gains (losses)	168	(654)	(590)	(1,736)	2,368
Non-controlling interests in subsidiaries	339	61	24	52	5
Other(3)	(1,808)	(1,707)	(1,659)	(3,370)	(2,377)
	$(1,243)	$(2,324)	$(2,055)	$(4,853)	$(497)
Total capital generated	$9,660	$2,934	$1,011	$741	$4,866
Total capital, end of year	$42,193	$32,533	$29,599	$28,588	$27,847

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Net of amortization.
(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, non-qualifying intangibles, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings. For fiscal 2012, includes impact of adoption of IFRS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Tier 1 capital

Tier 1 capital rose to $34.4 billion, an increase of $5.9 billion over last year primarily due to:

•	Growth in retained earnings of $3.6 billion;

•	Common share issuances of $3.8 billion to support acquisitions of Banco Colpatria, ING Direct Canada, and the future acquisition of Bank of Guangzhou; and

•	Capital issuance of $1.0 billion through the Dividend Reinvestment Plan and employee option plans.

These were partially offset by:

•	the regulatory phase-in of the retained earnings impact of the transition to IFRS of $1.3 billion
•	the Bank’s redemption of $750 million of capital instruments – trust securities

Over the past five years, the Bank’s level of internal capital generation has been consistently strong. The Bank has generated $10.8 billion of internal capital, notwithstanding an annualized increase in dividends of 4.7% during this period.

Tier 2 capital

Tier 2 capital increased by $3.7 billion to $7.8 billion in 2012, mainly from issuances of subordinated debentures of $3.3 billion primarily to replace redeemed or maturing capital instruments.

Risk-weighted assets

Risk-weighted assets increased by $19 billion over the prior year to $253 billion. This increase was due primarily to the implementation of the new Basel market risk framework, the Bank’s acquisition of Banco Colpatria and volume growth in business, retail loans and off balance sheet commitments.

Regulatory capital ratios

In 2012, both of the Bank’s regulatory capital ratios remained strong as a result of prudent capital management and consistently solid earnings. Tier 1 and Total capital ratios as at year end were 13.6% and 16.7%, or 12.9% and 16.0%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, which closed on November 15, 2012.

These ratios continued to be well in excess of OSFI’s minimum capital ratios of 7% and 10% and were strong by international standards. In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2012, the Bank’s ACM of 15.0:1 was well below the regulatory maximum thresholds.

T22 Selected capital management activity

For the fiscal years ($ millions)	2012	2011	2010
Dividends
Common	$2,493	$2,200	$2,023
Preferred	220	216	201
Common shares issued(1)(2)	4,803	2,586	804
Preferred shares issued(3)	–	409	265
Subordinated debentures issued(4)	3,250	–	–
Repurchase and redemption of subordinated debentures(4)	(20)	–	(11)
Issuance/(redemption) of trust securities(5)	(750)	(500)	–

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 26 of the Consolidated Financial Statements.
(3)	For further details, refer to Note 27 of the Consolidated Financial Statements.
(4)	For further details, refer to Note 22 of the Consolidated Financial Statements.
(5)	For further details, refer to Note 23 of the Consolidated Financial Statements.

Tangible common equity ratio

Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. At year end, the Bank’s TCE ratio remained strong at 11.3%, or 10.6%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. Measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate or commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR and incremental risk models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Measurement is based on the distribution of the Bank’s actual losses, supplemented with external loss data where needed.

•

Other risks includes additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk. The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Chart 25 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Scotiabank Annual Report  2012      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 23. Further details, including exchangeability features, are discussed in Notes 22, 23, 26 and 27 of the Consolidated Financial Statements.

T23 Shares and other instruments

As at October 31, 2012 Share data	Amount ($ millions)	Dividend	Coupon (%)	Number outstanding (000s)
Common shares(1)	$13,139	$0.57	–	1,184,369
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(13)	$–	$–	–	–
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650

Trust subordinated notes		Amount ($ millions)	Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(14)		$1,000	5.25%	1,000

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)(16)				23,115

(1)	Dividends on common shares are paid quarterly. As at November 23, 2012, the number of outstanding common shares and options was 1,184,648 thousand and 23,035 thousand, respectively. This includes 10 million common shares issued on January 17, 2012 as consideration for the acquisition of Banco Colpatria, 33 million and 33.35 million common shares issued under public offering on February 9, 2012 and September 7, 2012, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the Consolidated Financial Statements for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the Consolidated Financial Statements for further details).
(13)	On June 30, 2012, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1. An insignificant amount of these securities were converted into Preferred Share Series W and were redeemed by the Bank on July 29, 2012.
(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 22 of the Consolidated Financial Statements for further details).
(15)	Included are 4,629 thousand stock options with Tandem Stock Appreciation Right (Tandem SAR) features.
(16)	During 2012, certain employees voluntarily renounced 6,739 thousand Tandem SARs while retaining their corresponding option for shares.

38      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Basel III Capital

In December 2010, the Basel Committee on Banking Supervision (BCBS) published changes to the regulatory requirements that affect financial institutions. The reforms include a number of changes to the existing capital rules and the introduction of a global liquidity standard.

These new global standards, referred to as ‘Basel III’, aim to increase the quantity and quality of the capital base to better absorb losses and are intended to increase the resilience of the banking sector at times of stress. The new rules place a greater emphasis on common equity and a more restrictive definition of other qualifying capital instruments. OSFI has since issued guidelines, reporting requirements and disclosure guidance consistent with the Basel III reforms put forth by the BCBS.

The key changes in Basel III are:

•	Increased capital requirements:

–	The predominant form of Tier 1 capital must be common shareholders’ equity;

–	Deductions will be applied at the level of common equity; and

–	Higher minimum capital requirements.

•	Increased the type and amount of deductions;

•	Increased counterparty credit risk capital requirements;

•	Introduction of an internationally harmonized leverage ratio that is an expansion of OSFI’s existing assets-to-capital multiple; and

•	Capital conservation and countercyclical buffers above the regulatory minimum.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, the banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%. The minimum leverage ratio (capital as a ratio of adjusted total assets) will be 3%. Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk-weighted assets for the Bank.

However, OSFI expects Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions, and achieve a minimum 7% common equity target, by the first quarter of 2013. Based on the Bank’s analysis and assumptions, as at October 31, 2012, its Basel III fully implemented common equity Tier 1 ratio was 8.6%. The ING Direct Canada acquisition which closed on November 15, 2012, will reduce the common equity Tier 1 ratio by approximately 85 basis points.

Furthermore, on January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements are effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these capital instruments. However, the

Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

During the year, the BCBS issued the rules on the assessment methodology for global systemically important banks (G-SIBs) and their additional loss absorbency requirements. In their view, additional policy measures for G-SIBs is required due to negative externalities (i.e., adverse side effects) created by systemically important banks which are not fully addressed by current regulatory policies. The assessment methodology for G-SIBs is based on an indicator-based approach and comprises five broad categories: size, interconnectedness, lack of readily available substitutes, global (cross-jurisdictional) activity and complexity. Additional loss absorbency requirements may range from 1% to 3.5% Common Equity Tier 1 depending upon a bank’s systemic importance and will be introduced in parallel with the Basel III capital conservation and countercyclical buffers from 2016 through to 2019. Scotiabank is not designated as a G-SIB.

Since similar externalities can apply at a domestic level, the BCBS extended the G-SIBs framework to domestic systemically important banks (D-SIBs) focusing on the impact that a distress or failure would have on a domestic economy. Given that the D-SIB framework complements the G-SIB framework, the Committee considers that it would be appropriate if banks identified as D-SIBs by their national authorities are required by those authorities to comply with the principles in line with phase-in arrangements for the G-SIB framework, i.e., January 2016. At present, OSFI has not identified which Canadian banks it classifies as D-SIBs nor has it provided amounts or implementation timelines of the higher loss absorbency requirement.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividend twice in 2012. The annual dividend payout in 2012 was $2.19, compared to $2.05 in 2011. Dividends have risen at a compound annual rate of 11.6% over the past 10 years.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by each of Standard and Poor’s and Fitch. Both Moody’s and Standard and Poor’s have put the Bank’s credit ratings on review for possible downgrade, along with a number of other Canadian banks. These changes are not unique to the Bank. Rather, they reflect those rating agencies’ views related to macro-economic issues including consumer debt levels, elevated housing prices in Canada and system-wide downside risks to the economic environment.

Outlook

The Bank will continue to strengthen its capital position in 2013. Capital will be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes, while enhancing shareholder returns. The Bank expects to remain well above the fully implemented Basel III common equity Tier 1 ratio of 7% as required by OSFI.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs), securitizations and guarantees and other commitments.

Scotiabank Annual Report  2012      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Special purpose entities (SPEs)

Arrangements with SPEs include SPEs that are used to provide a wide range of services to customers, such as SPEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

All SPEs are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the SPEs that are used to provide services to customers, the Bank does not guarantee the performance of the SPE’s underlying assets, and does not absorb any related losses. For other SPEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a SPE.

Consolidated SPEs

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these SPEs in the Bank’s Consolidated Financial Statements.

As at October 31, 2012, total assets of consolidated SPEs were $31.2 billion, compared to $22.3 billion at the end of 2011. The increase was due primarily to additional assets held by Scotia Covered Bond Trust in support of new issuances of Scotia Covered Bonds, additional assets held by the Bank’s U.S. multi-seller conduit, net of the reduction due to redemption of capital instruments. More details of the Bank’s consolidated SPEs are provided in Note 14(a) to the Consolidated Financial Statements on pages 138 and 139.

Unconsolidated SPEs

There are two primary types of association the Bank has with unconsolidated SPEs:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million and $14 million in 2012 and 2011, respectively, from certain SPEs in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated SPEs, including details of liquidity facilities and maximum loss exposure by SPE category is provided below and in Note 14(b) to the Consolidated Financial Statements on pages 139 and 140.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees,

program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $13 million in 2012, compared to $10 million in 2011. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.5 billion as at October 31, 2012 (October 31, 2011 – $2.4 billion). The year-over-year increase was due to growth in client business. As at October 31, 2012, total commercial paper outstanding for the Canadian-based conduits was $2.6 billion (October 31, 2011 – $1.7 billion) and the Bank held less than 0.2% of the total commercial paper issued by these conduits. Table 24 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2012 and 2011, by underlying exposure.

Approximately 9% of the funded assets were externally rated AAA as at October 31, 2012, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2012. Approximately 76% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates one year. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T24 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

	2012			2011

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,097	$619	$2,716	$1,318	$539	$1,857
Trade receivables	135	120	255	184	142	326
Canadian residential mortgages	406	104	510	174	30	204
Retirement savings plan loans	–	–	–	21	–	21
Total(3)	$2,638	$843	$3,481	$1,697	$711	$2,408

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

40      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Structured finance entities

The Bank has interests in SPEs used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,826 million as at October 31, 2012, (October 31, 2011 – $3,023 million). The year-over-year decrease reflects paydowns in line with maturity of the underlying assets.

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT). The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,755 million as at October 31, 2012, compared to $1,986 million last year. The transferred mortgages sold to CHT continue to be recognized on balance sheet along with the secured borrowings. More details have been provided in Note 12 to the consolidated financial statements on Page 137.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2012, these amounted to $22.1 billion, compared to $21.2 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met.

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2012, these commitments amounted to $110 billion, compared to $108 billion last year. Approximately half of these commitments are short-term in nature, with remaining terms to maturity of less than one year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $445 million in 2012, compared to $436 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 38 to the Consolidated Financial Statements on pages 165 to 166.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the Consolidated Financial Statements (see pages 113 and 115).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 55 to 71. In addition, Note 39 to the Consolidated Financial Statements on pages 167 to 176 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase or decrease in interest rates on annual income, and the economic value of

Scotiabank Annual Report  2012      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

shareholders’ equity, as described on page 63. For trading activities, the table on page 65 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 14% (2011 – 12%) had a term to maturity greater than five years.

Note 9 to the Consolidated Financial Statements (see pages 128 to 132) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the Consolidated Financial Statements (see pages 122 to 126) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $3,618 million as at October 31, 2012, (October 31, 2011 – favourable $2,554 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the fair value over book value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2012, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on pages 72 to 76.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the Consolidated Financial Statements (see page 127). These designations were made primarily to significantly reduce accounting mismatches.

Selected credit instruments

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities represent approximately less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown below in Table 21. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown in Table 25.

T25 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2012				2011
	Non-trading portfolio		Trading portfolio		Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–		$353		$11		$396
Commercial mortgage-backed securities	3	(2)	24	(3)	3	(2)	18	(3)
Other residential mortgage-backed securities	123		228		138		–
Total	$126		$604		$152		$414

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Montreal Accord Asset-Backed Commercial Paper (ABCP)

As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 45% of the new notes were A-rated Class A-1 notes and 36% were BBB (low)-rated A-2 notes. The Bank’s carrying value of $167 million represents approximately 74% of par value. During the fourth quarter the Bank sold substantially all of the notes to third parties and recorded a pretax gain of $13 million. The remaining notes outstanding were insignificant.

As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $197 million, it is currently undrawn.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.

Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with all changes in fair value attributed to the embedded credit derivative reflected in net income.

As at October 31, 2012, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $821 million (October 31, 2011 – $867 million). The fair value was $717 million (October 31, 2011 – $637 million). None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $23 million as at October 31, 2012, (October 31, 2011 – $99 million).

42      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

During the year, the Bank recorded a pre-tax gain of $24 million in net income for changes in fair value of synthetic CDOs and CLOs (2011 – pre-tax gain of $5 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads in the prior year and the maturity of certain CDOs in 2012.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 26 below.

T26 Collateralized debt obligations (CDOs)

	2012		2011

As at October 31 Outstanding ($ millions)	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,793	$(156)	$2,941	$(627)
CDOs – purchased protection	$2,374	$202	$1,916	$462

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound with counterparties during the year. The change in the notional amounts of CDO purchased protection is due mainly to restructuring of transactions arising from consolidation of a special purpose entity. The change in fair value of CDOs was due to tightening in credit spreads that occurred in the second half of the year. Based on positions held at October 31, 2012, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $1.7 million in net income.

Over 61% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Exposure to monoline insurers

The Bank has insignificant direct and indirect exposure to monoline insurers. The Bank has exposures of $0.2 billion (October 31, 2011 – $0.5 billion) in the form of monoline guarantees, which provide enhancement to either the issuers of securities or facilities which hold such securities. These exposures were primarily composed of $0.1 billion (October 31, 2011 – $0.4 billion) of guarantees by two monolines on a portion of the diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit, a consolidated SPE. As at October 31, 2012, the two monoline insurers were rated non-investment grade by external rating agencies.

Other

As at October 31, 2012, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, and investments in structured investment vehicles.

Scotiabank Annual Report  2012      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

CANADIAN BANKING

Canadian Banking had record net income in 2012, earning $1,938 million, an increase of $268 million or 16% over last year. This was driven by solid asset and deposit growth in all businesses, initiative-driven growth in card revenues, higher deposit fees and higher Commercial Banking fee income. Partly offsetting was continued margin pressure due to the low interest rate environment. There was a significant improvement in the provisions for credit losses, and operating expenses were well controlled.

INTERNATIONAL BANKING

International Banking reported higher earnings in 2012, with net income of $1,734 million, an increase of $267 million or 18% from last year. Solid revenue growth of 21% was driven by acquisitions and substantial organic loan and good deposit growth in the Latin American and Asia regions. Provisions for credit losses rose by $104 million due to asset growth including the impact of acquisitions. Expenses were up 21% due mainly to acquisitions, with the remaining growth relating to inflationary increases and growth initiatives.

GLOBAL WEALTH MANAGEMENT

Global Wealth Management reported net income of $1,170 million, reflecting a decrease of $85 million or 7% compared to the previous year which included a $260 million acquisition related gain from the purchase of DundeeWealth. Excluding the impact of this prior year gain, earnings increased $175 million or 18% driven by strong organic growth and acquisitions. Insurance and Wealth Management both experienced higher revenues during the year, the latter due to solid growth in AUA / AUM.

GLOBAL BANKING AND MARKETS

Global Banking & Markets reported earnings of $1,492 million in 2012. This was up $234 million or 19% above last year primarily as a result of strong performances in the fixed income, equities, commodities and precious metals businesses. Provisions for credit losses were lower by $3 million in 2012, and operating expense growth was well controlled at 3%.

C26 Canadian Banking net income $ millions	C27 International Banking net income $ millions	C28 Global Wealth Management net income $ millions	C29 Global Banking and Markets net income $ millions

Business Segment Reporting Changes

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

In 2012, the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. The changes were in the following key areas:

•

Funds transfer pricing – A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities, to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

•

Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management –  The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

•

Tax normalization – To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporations, is now adjusted to normalize for taxes. The offset is in the Other segment. There is no impact on the overall Bank’s result.

•

Global Transaction Banking (GTB) allocations – GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, certain GTB product revenues have now been attributed to Global Banking and Markets.

44      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

The prior year’s amounts have been restated to reflect the revised methodologies. The key changes from applying the new methodology are reflected below:

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net income (revised)	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income (previously reported)	1,836	1,485	1,226	1,232	(449)	5,330
Change	$(166)	$(18)	$29	$26	$129	$–
Comprised
Matched maturity	(194)	(25)	73	17	129	–
Revenue/Cost sharing	37	7	(44)	–	–	–
Global Transaction Banking	(9)	–	–	9	–	–
	$(166)	$(18)	$29	$26	$129	$–

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income • Return on economic equity	• Productivity ratio • Loan loss ratio	• Employee engagement

T27 2012 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income / (loss) from investments in associated corporations	4	384	210	1	(157)	442
Other operating income(2)	50	347	392	1,543	650	2,982
Total revenue(2)	6,287	6,498	3,573	3,582	(239)	19,701
Provision for credit losses	506	613	3	30	100	1,252
Operating expenses	3,152	3,687	2,067	1,519	(22)	10,403
Provision for income taxes(2)	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Return on economic equity(3) (%)	39.1%	12.3%	14.5%	27.9%	N/A	19.7%
Total average assets ($ billions)	$225	$109	$14	$219	$93	$660
Total average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 17.

Scotiabank Annual Report  2012      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business and commercial customers in Canada.

2012 Achievements

•  Continued to build on the Bank’s strengths in Canada with the announced acquisition of ING Bank of Canada (ING DIRECT), while further diversifying its business and significantly improving its personal deposit market share

•  Became the only major Canadian bank able to offer customers the benefits of an American Express-branded card, providing Canadians with a new suite of market-leading loyalty credit cards designed for travel enthusiasts

•  Added Scotiabank InfoAlerts enrollment through Mobile Banking, advising customers on account and card activity via email or text

•  Evolved the highly successful You’re richer than you think brand to strike a deeper, more emotional chord with consumers

•  Launched an exclusive partnership with 7-Eleven Canada and Cardtronics Canada, Ltd., offering Scotiabank customers fee-free access to over 470 additional ABMs at 7-Eleven stores across central and western Canada

•  Partnered with SecureKey to provide a new service that allows Canadians to access online services for the Government of Canada by using their bank authentication credentials

•  Worked with the other Canadian financial institutions to develop a Canadian Near Field Communications (NFC) Mobile Payments Reference Model that establishes guidelines to create an open, efficient, and secure environment for consumers and merchants for credit/debit payments using smartphones

• Expanded Mobile Banking functionality to a near-online banking experience

Recognized for excellence:

•  Recognized as 2012 Global Bank of the Year by The Banker magazine, a Financial Times publication. In addition, Scotiabank was named 2012 Bank of the Year in Canada.

•  The SCENE rewards program became the first Canadian loyalty program to win a pair of COLLOQUY Loyalty Awards, which recognizes the most innovative, customer-oriented enterprise loyalty initiatives in the industry worldwide.

•  Named Canada’s Best Consumer Internet Bank, 2012 by Global Finance magazine, with additional wins in three sub-categories (North America): 1) Best Online Credit and Deposit Bank, 2) Best Integrated Consumer Bank, and 3) Best Security Initiatives.

• Global Finance also recognized Scotiabank as Best Corporate Internet Bank, 2012 in two sub-categories (North America): Best Online Cash Management, and Best Trade Finance Services.

• Scotiabank has again been recognized as a Platinum level Employer of Choice for our Customer Contact Centres in Calgary, Cornwall, Toronto and Halifax.

T28 Canadian Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,756	$4,553
Net fee and commission revenues	1,477	1,418
Net income / (loss) from investments in associated corporations	4	7
Other operating income	50	13
Total revenue(1)	6,287	5,991
Provision for credit losses	506	592
Operating expenses	3,152	3,084
Income taxes	691	645
Net income	$1,938	$1,670
Net income attributable to non-controlling interest	$2	$3
Net income attributable to equity holders of the bank	$1,936	$1,667

Key ratios
Return on economic equity	39.1%	35.7%
Productivity	50.1%	51.5%
Net interest margin(2)	2.16%	2.21%
Provision for credit losses as a percentage of loans and acceptances	0.23%	0.28%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	223,904	209,359
Total assets	224,916	210,549
Deposits	146,689	140,130
Total liabilities	150,434	143,217
Economic equity	4,918	4,626

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and solutions, supported by an excellent customer experience, to over 7.5 million personal and business customers across Canada, via 1,037 branches, 3,488 automated banking machines, as well as internet, mobile and telephone banking, specialized sales teams, and third party channels.

Canadian Banking is comprised of two main businesses:

Retail and Small Business Banking provides financial advice and solutions to individuals and small businesses, such as day-to-day banking products, including debit cards, deposit accounts, credit cards, investments, mortgages, loans, and related creditor insurance products.

Commercial Banking delivers advisory services and a full solutions suite to medium and large businesses, including a broad array of lending, deposit and cash management solutions.

Strategy

Through refining its customer value proposition Canadian Banking will significantly improve its competitive position by achieving superior growth across payments and deposits businesses, while sustaining the growth of its other core businesses. Canadian Banking will continue to support Global Wealth Management partners by distributing Global Transaction Banking, Insurance and Wealth Management products.

2013 Priorities

• Ensure that ING DIRECT Canada continues to operate as a separate and distinct entity, with a keen focus on managing customer retention and growth.

• Continue to invest in deposits and payments businesses

• Continue to partner with Global Wealth Management to ensure we are meeting our clients’ wealth management needs

•  Sustain investment in the following enablers:

-   Continue refining customer value proposition by delivering practical advice and tailored solutions, supported by an excellent customer experience

-   Optimizing distribution channels to ensure a fully integrated customer experience across all channels

-   Achieving operational efficiencies through organizational streamlining, process re-engineering, and product/service rationalization

-   Building a strong leadership team for the future

-   Strengthening management information system infrastructure to better support and manage capital, pricing, risk and customer profitability

46      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Canadian Banking’s net income was $1,938 million in 2012, $268 million or 16% higher than last year. Return on economic equity was 39.1% versus 35.7% last year. Retail, small business, and commercial banking all generated strong performances.

Assets and liabilities

Average assets rose $14 billion or 7% year over year. This included strong growth in residential mortgages of $10 billion or 7% and consumer auto loans of $2 billion or 16%. Average deposits grew $7 billion or 5%. Personal deposits grew $3 billion or 3%, including $2 billion or 7% in savings deposits and $1 billion or 7% in retail chequing. There was also very strong deposit growth in Small Business and Commercial Banking, led by business operating account growth of $3 billion or 14%. This growth was the result of focused initiatives working in collaboration with Global Transaction Banking.

Revenues

Total revenues were $6,287 million, up $296 million or 5% from last year.

Net interest income increased 4% to $4,756 million. The impact of solid volume growth was partly offset by a decline of 5 basis points in the interest profit margin to 2.16%. The margin decrease was due mainly to general competitive pressure on deposit spreads in a continuing low interest rate environment.

Net fee and commission revenues were $1,477 million in 2012, up $59 million or 4%, mainly from higher transaction-driven card revenues and deposit fees. This was mainly from significant net account growth in chequing and credit cards. There were also higher revenues in Small Business Banking and Commercial Banking as a result of programs focused on advisory and referral services, and targeted customer segments.

Other operating income was $50 million in 2012, up $37 million from last year. Excluding the gain on the sale of a non-strategic leasing business, other income was down $7 million.

Retail & Small Business Banking

Total retail and small business banking revenues were $4,681 million, up $115 million or 3% from last year. Net interest income grew by $73 million or 2% due mainly to solid growth in mortgages and deposits. Other income rose $42 million or 4% mainly from solid growth in card revenues of $20 million or 10% and transaction-based deposit fees of $16 million or 3%.

Commercial Banking

Total commercial banking revenues increased $181 million or 13% to $1,606 million in 2012. Net interest income rose by $130 million or 12% due mainly to growth in loans and business operating accounts. Year over year, other income was up $52 million or 15% due mainly to the sale of the leasing business.

Operating expenses

Operating expenses were well managed, up $68 million or 2% in 2012, with positive operating leverage of 2.8%. Operational efficiency savings were reinvested to support business growth and initiatives, and to enhance customer experience. This included launching the new Scotiabank AMEX suite of credit cards, promoting integrated Commercial Banking offerings, and expanding our ABM network and Mobile Banking platform.

Provision for credit losses

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from last year, with lower retail and commercial provisions.

Provision for income taxes

The effective tax rate was lower this year, due primarily to the reduction in the statutory tax rate in Canada.

Outlook

The outlook for Canadian Banking is anticipated to be reasonably strong in most businesses with a slightly lower growth rate in mortgage lending. Deposit growth will continue to be challenged by intense competition in a low rate environment. The acquisition of ING Bank of Canada will expand Canadian Banking’s deposit and customer base and is expected to contribute strongly to its net income growth. Provisions for credit losses are expected to increase in line with asset growth, although the loan loss ratio will likely remain relatively stable in 2013. Managing expenses will be a key priority. Overall, Canadian Banking will continue to execute on its strategic priorities to further enhance the customer experience supported by optimized distribution channels and efficient operations.

C30 Total revenue

C31 Total revenue by sub-segment

$ millions

C32 Average loans and acceptances

$ billions

Scotiabank Annual Report  2012      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2012 Achievements

• Completed the acquisition of the Bank’s 51% investment in Colombia’s Banco Colpatria, positioning the Bank as the 6th largest financial group in the country

• Completed the integration of R-G Premier Bank in Puerto Rico, increasing our market share to approximately 9%

•  Announced, subject to regulatory approval, the acquisition of Credito Familiar, a well-known brand in the Consumer and Micro Finance segment in Mexico

•  Cited by Bill Clinton in Time Magazine for outstanding progress in mobile technology and banking. The Bank’s mobile wallet partnership with Digicel and YellowPepper in Haiti has helped make banking easy, affordable and accessible to all Haitians

• Re-engineered the Commercial Lending end-to-end credit process and coverage model, enhancing customer experience and driving higher growth across key markets in Latin America and Caribbean and Central America

• Established and implemented new service standards across our branch network in the Caribbean and Latin America, contributing to double digit increase in sales productivity and improved customer satisfaction

Recognized for excellence:

• Recognized as The Global Bank of the Year 2012 by The Banker magazine, a Financial Times publication. In addition, Scotiabank was also recognized as:

–  2012 Bank of the Year in the Americas (regional category)

–  2012 Bank of the Year in Antigua, Barbados, Belize, Turks and Caicos and British Virgin Islands

• Named Number One Foreign Exchange Provider in Canada, Jamaica and Peru by Global Finance magazine

•  Awarded Best Bank in Costa Rica from Global Finance magazine, for the sixth consecutive year

•  Chosen Best International Trade Bank in Peru by Trade Finance magazine, for the third straight year

•  Named the 2012 Best Consumer Internet Bank by Global Finance magazine in 19 Caribbean countries

•  Global Finance magazine also recognized Scotiabank as the 2012 Best Corporate/Institutional Internet Bank in 15 Caribbean countries

•  Scotiabank Jamaica awarded the Gold Medal and ranked #1 for the best mid-sized contact centre in the Americas by Contact Centre World

T29 International Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,468	$3,579
Net fee and commission revenues	1,299	1,076
Net income/(loss) from investments in associated corporations	384	378
Other operating income(1)	347	356
Total revenue(1)	6,498	5,389
Provision for credit losses	613	509
Operating expenses	3,687	3,038
Income taxes(1)	464	375
Net income	$1,734	$1,467
Net income attributable to non-controlling interest	$169	$59
Net income attributable to equity holders of the bank	$1,565	$1,408

Key ratios
Return on economic equity	12.3%	13.2%
Productivity(1)	56.7%	56.4%
Net interest margin(2)	4.14%	3.89%
Provision for credit losses as a percentage of loans and acceptances	0.75%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	108,048	92,194
Total assets	109,135	93,185
Deposits	54,305	45,182
Total liabilities	69,884	59,466
Economic equity	12,429	10,374

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 55 countries outside Canada – an international presence unmatched by other Canadian banks. This business line has operations in Latin America, the Caribbean and Central America, and Asia, with more than 69,000 employees (including subsidiaries and affiliates). A full range of personal and commercial financial services is provided to over 13.5 million customers through a network of over 2,800 branches and offices, 6,833 ABMs, mobile, internet and telephone banking, in-store banking kiosks, and specialized sales forces.

Strategy

The International Banking growth plan is built around four key Divisional Strategies:

•	Continue to build a customer-focused, well-diversified Personal and Commercial banking footprint in attractive, higher growth markets in the Americas and Asia

•	Deliver strong financial results through an appropriate balance of organic growth and selective acquisitions, while managing risk prudently and operating efficiently

•	Continue to invest in leadership and other people strategies to provide the right talent to meet our customers’ needs and drive our business results

•	Ensure effective partnerships within Scotiabank to maximize opportunities from all business segments, including Personal and Commercial, Wealth, Insurance and Wholesale

2013 Priorities

Commercial Banking

•	Focus on the Mid-Market segment by enhancing our relationship coverage model

•	Continue to leverage our corporate and industry capabilities by collaborating with our internal partners

•	Improve customer service and efficiency in our distribution networks

Retail Banking

•	Strengthen our distribution channels through expansion of our non-branch channels and improve branch productivity

•	Optimize our risk and customer relationship management technology

•	Grow the Small Business and Mid-Market Affluent segments by re-engineering credit adjudication, products and account management to improve speed to market and cross sell

•	Focus on auto and mortgage lending and establish relationships that enable cross-sell to higher margin products

•	Build payments business by growing card products, expanding acceptance network and developing mobile financial services

48      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

International Banking’s net income was $1,734 million, up $267 million or 18% from last year. Results benefitted from the favourable contribution from recent acquisitions and strong underlying revenue growth, offset in part by higher loan losses and expenses. Return on economic equity was 12.3% compared to 13.2% last year.

Assets and liabilities

Average assets increased $16 billion or 17% driven by recent acquisitions in Colombia, Uruguay and Brazil, and strong diversified organic loan growth. Retail loan growth, excluding acquisitions, was 8%, with growth in mortgages, lines of credit, credit cards in Latin America and the Caribbean. Commercial loan growth, excluding acquisitions, was 13% across all regions, and was particularly strong in Chile, Peru and Asia.

Deposit growth was strong. Low cost deposit growth was 24%, or 8% excluding acquisitions, with increases in Latin America and the Caribbean and Central America.

Revenues

Total revenues were $6,498 million in 2012, up $1,109 million or 21%. Net interest income rose $889 million, driven by recent acquisitions and broad-based organic loan growth. The net interest margin was 4.14%, up from 3.89% in 2011 largely due to acquisitions.

Net fee and commission revenues increased 21% to $1,299 million largely due to recent acquisitions, and higher banking fees and foreign exchange revenues in Latin America, Caribbean and Central America.

Net income from investments in associated corporations increased 2% to $384 million.

Other operating income at $347 million was 3% or $9 million lower than last year due to the prior year’s $79 million in negative goodwill on acquisitions, offset by higher trading revenues, securities gains and the impact of recent acquisitions.

Latin America

Total revenues were $3,905 million, up $905 million or 30% from last year, with strong contributions from acquisitions and solid growth in retail and commercial loan volumes, partly offset by last year’s negative goodwill related to acquisitions. Net interest income was up $685 million, or 34% largely driven by acquisitions. Excluding acquisitions, retail loan growth was up 11% primarily in Peru and Chile, and was accompanied by widespread commercial loan growth of 17%. Non-interest revenue rose by $220 million or 22% primarily reflecting higher contributions from acquisitions. Higher trading revenues and securities gains were offset by last year’s negative goodwill related to acquisitions.

Caribbean and Central America

Total revenues were $1,907 million, up $86 million or 5%. Net interest income was up $76 million or 6% with good retail and commercial loan growth. Non-interest revenue rose by $10 million, or 2%, due partially to higher banking fees.

Asia

Total revenues were $686 million, an increase of $118 million or 4% over last year, largely due to higher net interest income. Net interest income rose by $130 million or 64% due mainly to strong commercial loan growth of 15% and higher margins. Non-interest revenue of $354 million was down $12 million due to a lower contribution from investments in associated corporations, and a negative impact of changes in fair value of financial instruments used for asset/liability management.

Operating expenses

Operating expenses were $3,687 million, up 21% or $649 million from last year. Two thirds of the increase was attributable to new acquisitions, with the remainder being driven by inflationary increases and growth related expense in Latin America and Asia. Excluding negative goodwill in 2011, operating leverage was a positive 1%.

Provision for credit losses

The provision for credit losses was $613 million in 2012, an increase of $104 million from last year. The higher provisions were primarily attributable to higher retail provisions in Latin America, in line with asset growth, and recent acquisitions in Colombia and Uruguay. A net benefit of $20 million is included in the current year’s provision for credit losses due to the net amortization of the credit mark on acquired loans in Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

Provision for income taxes

The effective tax rate was 21.1% versus 20.4% last year, due mainly to the acquisition of Banco Colpatria. Both years benefitted from adjustments to deferred tax assets.

Outlook

The outlook for International Banking continues to benefit from its diversified global footprint and the relatively attractive economic and demographic profiles of the regions in which it operates. These conditions result in good opportunities to generate attractive growth in customers, loans, deposits and profitability – particularly in relation to many other regions in the world. International Banking is focused primarily on driving organic growth within its existing footprint, focusing on customer satisfaction and managing expenses carefully. In addition, it continues to consider selective and disciplined acquisitions that would grow its operations in existing markets or enter new markets that fit with its strategy. Overall, International Banking is well-positioned to continue to deliver attractive growth.

C33 Total revenue

C34 Total revenue by region

$ millions

C35 Average loans and acceptances

$ billions

C36 Average earning assets by region

$ billions

Scotiabank Annual Report  2012      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Wealth Management

Offers wealth management and insurance services to retail and commercial customers in Canada and internationally.

2012 Achievements

• Agreement to acquire 51% of Colfondos AFP, Colombia’s 4th largest pension fund company

•  Substantially completed the integration of DundeeWealth

• As of September 30, 2012, ScotiaFunds and Dynamic Funds rank #2 among banks and industry in fiscal aggregate net sales

• Completed Online Brokerage consolidation and re-launch of new iTRADE brand and trading platform

•  Launched new ScotiaLife Travel Insurance Program in Canada

• Launched new insurance products in Dominican Republic, Jamaica, Trinidad, Cayman and Chile

• Recognized for excellence:

–  Dynamic Funds won Analysts’ Choice Fund Company of the Year at the Canadian Investment Awards

–  Dynamic Funds won eleven Lipper Awards, Canadian industry awards recognizing excellence, the most awards for the third year in a row

–  Scotiatrust ranked #1 in estate assets by Investor Economics

–  New Scotia iTRADE website earned #1 ranking in Canadian online discount brokerage services from Surviscor Q3-2012 Online Discount Brokerage scorCard

–  ScotiaLife Financial ranked #1 in penetration of credit cards in the Canadian Credit Card Balance Insurance Survey

Global Transaction Banking (GTB) is a virtual business offering comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to the small business, commercial and corporate customers of the Bank. It also provides correspondent banking products and services to other financial institutions globally. The results of this unit are included in Canadian Banking, International Banking and Global Banking and Markets.

2012 Achievements

• Recognized for excellence:

–  Scotiabank won Global Finance’s Best Corporate Internet Bank in North America 2012 for both Best Online Cash Management and Best Trade Finance platforms for GTB. It also named Scotiabank Best Trade Finance Bank in Canada for 2012

–  For the third consecutive year, Trade Finance magazine named Scotiabank Best International Trade Bank in Peru

T30 Global Wealth Management financial performance

($ millions)	2012	2011
Net interest income(1)	$502	$444
Net fee and commission revenues	2,469	2,205
Net income/(loss) from investments in associated corporations	210	212
Other operating income(1)	392	576
Total revenue(1)	3,573	3,437
Provision for credit losses	3	2
Operating expenses	2,067	1,900
Income taxes(1)	333	280
Net income	$1,170	$1,255
Net income attributable to non-controlling interest	$25	$29
Net income attributable to equity holders of the bank	$1,145	$1,226

Key ratios
Return on economic equity	14.5%	17.6%
Productivity(1)	57.9%	55.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	9,638	9,328
Total assets	13,539	12,324
Deposits	15,227	11,826
Total liabilities	15,923	12,755
Economic equity	7,756	6,843

Other ($ billions)
Assets under administration	283	262
Assets under management	115	103

(1)	Taxable equivalent basis.

Business Profile

Scotiabank’s Global Wealth Management (GWM) division combines the Bank’s wealth management and insurance operations in Canada and internationally. GWM is diversified across multiple geographies, product lines and strong businesses.

Wealth Management is an integrated business comprised of two segments: Global Asset Management and Global Wealth Distribution.

Global Asset Management represents the investment manufacturing business and is focused on developing innovative investment solutions for both retail and institutional investors.

Global Wealth Distribution contains the global client-facing wealth businesses including private client, online and full service brokerage and the independent advisor channel. Its focus is on providing advice and solutions for clients in Canada and internationally.

Insurance has four main business lines in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of insurance products (creditor, non-creditor, life and health, and property) are sold to bank customers through a number of different Scotiabank channels.

Strategy

GWM is focused on driving strong organic growth. This will be achieved by delivering investment solutions and advice and an excellent customer experience by leveraging its employees, international reach, global platform and expertise. GWM will continue to improve its competitive position by building on existing strengths as well as exploring new strategic opportunities.

2013 Priorities

•	Leverage strengths in asset management and our global distribution network to expand reach of products and services and global advice offering

•	Focus on high net worth client segment in Canada and globally

•	Leverage iTRADE’s platform and expertise to increase client acquisition and explore global expansion opportunities

•	Increase market penetration of insurance in Canada and internationally

•	Continue building on strong partnerships with Canadian Banking, International Banking and Global Banking and Markets to drive additional cross-sell and referrals

50      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Wealth Management reported net income of $1,170 million this year, a decrease of $85 million or 7% compared to last year. This was due to last year’s one-time acquisition-related gain of $260 million on the Bank’s initial investment in DundeeWealth. Excluding this gain, net income increased $175 million or 18% driven by strong insurance and mutual fund sales, and higher assets under management and assets under administration notwithstanding challenging financial markets. Return on economic equity was 14.5% compared to 17.6% last year, and was lower due to the one-time acquisition-related gain last year.

Assets and liabilities

Assets under management (AUM) of $115 billion, increased $12 billion or 12% from last year, due in part to strong mutual fund sales. Assets under administration (AUA) of $283 billion, increased $21 billion or 8%, with increases across all wealth management businesses. AUM and AUA from the investment in CI Financial are not included in these figures.

Revenues

Total revenues for the year were $3,573 million, an increase of $136 million or 4% over last year. Excluding the acquisition-related gain, total revenue was up $396 million or 12% mainly driven by the full year impact of DundeeWealth, higher global insurance, asset management and international wealth revenues.

Net interest income of $502 million grew by $58 million or 13% year over year, as growth in average assets and deposits were partly offset by modest margin compression.

Net fee and commission revenues of $2,469 million grew by $264 million or 12% due to the full year impact of DundeeWealth, growth in fee-based revenues from higher levels of AUM and AUA and growth in insurance commissions from stronger sales globally. Partially offsetting were lower online brokerage revenues. Net income from investments in associated corporations declined by $2 million or 1%, as higher earnings from CI Financial in 2012 were more than offset by the additional quarter of DundeeWealth equity accounted earnings in 2011.

Other Operating income of $392 million, declined $184 million or 32% due to last year’s one-time acquisition-related gain on the Bank’s initial investment in DundeeWealth. Excluding this gain, Other Operating income grew by $76 million or 24% due to higher global insurance revenues.

Wealth Management

Total revenue of $2,997 million, increased $52 million or 2% compared to last year. Excluding the acquisition-related gain, revenues grew by $312 million or 12% due to the full year impact of DundeeWealth, and good performance from global asset management driven by strong mutual fund sales. In addition, revenues also increased in international wealth and Canadian private client businesses partly offset by a decline in online brokerage revenues.

Insurance

Total revenue of $576 million, increased $84 million or 17% over last year, mainly reflecting higher sales globally. Insurance revenues represent approximately 16% of Global Wealth Management compared to 14% in 2011.

Operating expenses

Operating expenses for the year were $2,067 million, an increase of $167 million, or 9% from last year, due mainly to the full year impact of DundeeWealth. Excluding this impact, operating expenses decreased modestly as higher compensation related expenses due to increased staffing levels, and growth in volume driven expenses, were more than offset by discretionary expense management and lower performance-based compensation. Excluding the acquisition-related gain, operating leverage was 3.7%.

Provision for income taxes

The higher effective tax rate in 2012 was due mainly to the CI Financial deferred tax charge in 2012, as well as the business mix in Global Wealth Management. The lower effective tax rate in 2011 mainly reflected the one-time acquisition-related gain.

Outlook

The outlook for Global Wealth Management remains positive but subject to market volatility. In Global Asset Management, we expect strong growth in sales in both Canada and internationally. In Global Wealth Distribution, growth will be driven by the acquisition of Colfondos AFP in Colombia and new clients, as well as deeper penetration of the Bank’s customer base. The outlook for insurance is positive, driven by steady progress in cross-selling, the launch of new products and leveraging the Bank’s extensive distribution network. We will continue to invest in the business while keeping expense management a key focus.

C37 Total revenue

C38 Wealth management asset growth

$ billions, as at October 31

*	2011 amounts have been restated to reflect intercompany relationships (as per Q1’12 MD&A)

C39 Wealth management net mutual fund sales

$ millions

*	2011 includes Dynamic Fund net sales from Feb-Oct 2011

Scotiabank Annual Report  2012      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Banking and Markets

Global Banking and Markets, formerly Scotia Capital, offers an extensive number of corporate and investment banking and capital markets products to corporate, government and institutional investor clients in Canada and select regions abroad.

2012 Achievements

• Ranked #1 in Canadian High Yield Corporate Debt Underwriting from January 1, 2010 to October 31, 2012 and #1 in Maple Bond Underwriting from November 1, 2010 to October 31, 2012 (Bloomberg)

•  Acquired Howard Weil Incorporated, a leading U.S.-based energy investment boutique, recognized as one of the top boutiques and regional firms in the energy industry. Howard Weil provides equity research, institutional sales and trading, as well as investment banking services

• Scotiabank was recognized by Global Finance magazine as:

–  “Best Bank in Infrastructure Globally” for the 4th consecutive year

–  “Best Foreign Exchange Bank in Canada” for the 8th year in a row, as well as “Best Foreign Exchange Provider” for the 5th consecutive year in Peru and the 4th consecutive year in Jamaica

•  Scotiabank’s precious and base metals franchise, ScotiaMocatta, was named “Best Bullion Bank in India” for the 4th year in a row by The Bombay Bullion Association

•  Enhanced its wide range of products and services offering by adding agricultural commodities to its product suite; remains a committed lender to the agriculture sector and now offers multiple hedging and financing solutions to clients in this industry.

Notable transactions during the year included:

•  Exclusive Financial Advisor to Pembina Pipeline Corporation on its acquisition of Provident Energy Ltd., a transaction valued at approximately $3.8 billion. The combined entity will be the third largest energy transportation and service provider in Canada with an enterprise value of approximately $10 billion. Also acted as Sole Lead Arranger, Sole Bookrunner and Administrative Agent on a $1.5 billion Revolving Credit Facility for Pembina Pipeline Corporation, pursuant to its acquisition of Provident Energy Ltd.

• Exclusive Financial Advisor to Pengrowth Energy Corporation on its acquisition of NAL Energy Corporation, a transaction valued at approximately $1.9 billion.

• Lead Arranger and Hedging Provider in the landmark infrastructure financing of the €3.2 billion acquisition of Open Grid Europe – Vier Gas Transport – Germany's main gas transmission network. The company was acquired by a consortium consisting of Macquarie's European Infrastructure Fund (MEIF4) together with British Columbia Investment Management Corporation, Infinity Investments S.A., and MEAG.

•  Mandated Lead Arranger on a 5-year US$547 million financing for Mexican Company Grupo R’s La Muralla IV drilling rig project in the Gulf of Mexico. Also acted as Hedge Provider for this project with a 5-year Interest Rate Swap.

T31 Global Banking and Markets financial performance

($ millions)	2012	2011
Net interest income(1)	$792	$768
Net fee and commission revenues	1,246	1,198
Net income/(loss) from investments in associated corporations	1	–
Other operating income(1)	1,543	1,174
Total revenue(1)	3,582	3,140
Provision for credit losses	30	33
Operating expenses	1,519	1,482
Income taxes(1)	541	367
Net income	$1,492	$1,258
Net income attributable to non-controlling interest	$2	$–
Net income attributable to equity holders of the bank	$1,490	$1,258

Key ratios
Return on economic equity	27.9%	21.8%
Productivity(1)	42.4%	47.2%
Net interest margin(2) (3)	2.53%	2.81%
Provision for credit losses as a percentage of loans and acceptances(2)	0.09%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	88,236	82,489
Loans and acceptances	45,672	38,977
Earning assets	185,393	163,319
Total assets	219,045	191,578
Deposits	46,478	46,965
Total liabilities	164,740	146,543
Economic equity	5,358	5,772

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Global Banking and Markets (GBM) is the wholesale banking and capital markets arm of the Bank. It offers an extensive number of products to corporate, government and institutional investor clients. GBM is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S., Central and South America, and in select markets in Europe and the Asia-Pacific region. GBM provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research, energy and agricultural commodities, and, through ScotiaMocatta, precious and base metals.

Strategy

Global Banking and Markets’ strategy remains focused on achieving sustainable revenue and net income growth and earning strong returns on capital while prudently managing risk. This is achieved through a broad diversification of products and services, and through building deep customer relationships. Global Banking and Markets’ strategic vision is to achieve superior growth by being a leading financial partner for clients and a recognized global leader in key sectors. To accomplish this, the business line leverages its people, international reach, market intelligence and technical expertise.

2013 Priorities

•

Growing sustainable revenue and net income in core sectors: Energy, Mining, Infrastructure, Financial Services, and in focus businesses including Corporate Banking, Investment Banking, Fixed Income, Equity, Energy and Agricultural Commodities, Precious and Base Metals, and Foreign Exchange

•

Growing the client base and cross-sell capital markets products and services to lending relationships, through the Bank’s Global Wholesale Banking initiative, with continued expansion focused in Latin America and Asia-Pacific

•	Enhancing systems infrastructure and operational efficiencies
•	Prudently managing risks and expenses with global oversight and governance
•	Building leadership capability and fostering a culture of collaboration

52      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Banking and Markets reported very strong net income of $1,492 million in 2012, an increase of $234 million or 19% from last year. This year’s result was one of the best on record, and was positively impacted by strong customer demand and an improvement in market conditions over the latter part of last year. Solid revenue growth across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% last year.

Assets and liabilities

Average assets increased by $27 billion or 14% to $219 billion this year, comprised mainly of earning assets which grew by $22 billion or 14% to $185 billion this year. There were increases of $11 billion in securities purchased under resale agreements and $6 billion in securities, mainly driven by the continued growth of the fixed income business. Corporate loans and acceptances also grew by $4 billion, primarily investment grade loans in the U.S. and Europe. Derivative instrument assets also increased by $5 billion year over year with a corresponding increase in derivative instrument liabilities.

Revenues

Total revenues during 2012 were $3,582 million compared to $3,140 million last year, an increase of 14% as the business continues to benefit from a diversified products and services platform. As well, there was a significant improvement in market conditions compared to the challenging market environment faced during 2011. The increase was driven across the fixed income, equities, commodities and precious metals businesses. Both equities and precious metals experienced record revenues during 2012. Also contributing was very strong growth in the Europe corporate lending business and continued solid results in the U.S. and Canadian lending businesses. This was partly offset by a modest decline in investment banking due mainly to continued softness in M&A activity.

Net interest income increased by 3% to $792 million, due primarily to a year-over-year increase in corporate loan volumes, partly offset by somewhat lower spreads in the U.S. and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit. Net fee and commission revenue of $1,246 million rose by 4%, due mainly to underwriting fees in the fixed income business. Non-interest revenue rose 31% to $1,543 million due mostly to higher capital markets revenues in the fixed income, equities, commodities and precious metals businesses, as well as higher gains on investment securities in U.S. Corporate lending.

Operating expenses

Operating expenses increased by 3% to $1,519 million in 2012, primarily from performance-based compensation. Technology and other support costs also increased to assist ongoing business expansion as well as increased regulatory requirements, offset by lower salary costs. Positive operating leverage of 11% was achieved as the increase in revenues was significantly higher than the growth in operating expenses.

Provision for credit losses

The specific provision for credit losses for Global Banking and Markets was $30 million in 2012, down slightly from $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Provision for income taxes

The higher effective tax rate reflects a higher level of tax-exempt income last year and recoveries in 2011, offset somewhat by a decrease in the statutory tax rate in Canada.

Outlook

Global Banking and Markets will continue to focus on growing revenue in core product areas, focus sectors and the global wholesale banking platform. Market headwinds are expected to persist in the short term due to global economic uncertainty and this may negatively affect activity in the capital markets businesses. However, any impact should be mitigated by GBM’s diversified platform, returns from investments made over the last several years in core product areas, and by a renewed focus on cross-sell revenue in key regions. Global Banking and Markets continues to actively manage risk exposures and to optimize capital usage. The corporate loan portfolio is expected to grow moderately with loan spreads remaining stable despite competitive pressures. Credit quality of the loan portfolio remains strong and loan loss provisions are expected to remain modest. Global Banking and Markets will continue to keep expense management a key priority to maintain positive operating leverage.

C40 Total revenue

C41 Global corporate and investment banking revenue

$ millions

C42 Global capital markets revenue by business line

$ millions

C43 Composition of average earning assets

$ billions

C44 Trading day losses

Scotiabank Annual Report  2012      53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period variance analysis is not relevant.

Financial performance

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2012, compared to $287 million in 2011.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each year.

2012

The net income of $132 million included the after-tax gain of $708 million on sale of real estate assets and an increase in the collective allowance for credit losses on performing loans of $74 million. Adjusting for these items, the Other segment had a net loss of $502 million reflecting the impact of asset / liability management activities and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests. As well, there was a $39 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the year. The latter had no impact on the Bank’s consolidated results. Partly offsetting were net gains of $43 million on investment securities.

2011

The net loss of $320 million reflected the impact of asset / liability management activities, offset in part by net gains of $131 million on investment securities, foreign currency related gains of $64 million arising from the conversion to IFRS which have since been hedged, and a $43 million reduction in the collective allowance for credit losses on performing loans.

T32 Other financial performance

($ millions)	2012	2011
Net interest income(1)	$(515)	$(330)
Net fee and commission revenues	(217)	(170)
Net income/(loss) from investments in associated corporations	(157)	(164)
Other operating income(1)	650	17
Total revenue(1)	(239)	(647)
Provision for (recovery of) credit losses	100	(60)
Operating expenses	(22)	(23)
Income taxes(1)	(449)	(244)
Net income	$132	$(320)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

54      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as one of the Bank’s five strategic priorities. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Techniques.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a semi-annual comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals, which is also presented quarterly to the Executive and Risk Committee of the Board – and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board. The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 56.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, models and operational risks.

Scotiabank Annual Report  2012      55

MANAGEMENT’S DISCUSSION AND ANALYSIS

SCOTIABANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

The Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

The Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

56      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Risk Management Culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The Business Lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business units work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the Business Lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes Business Line Heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite framework.

Risk appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis.

Risk management principles

Provide the qualitative foundation of the risk appetite framework. These principles include:

•	Promotion of a robust risk culture,
•	Accountability for risk by the business lines,
•	Independent oversight exercised by Global Risk Management (GRM),
•	Avoidance of excessive risk concentrations, and
•	Ensuring risks are clearly understood, measurable, and manageable.

Strategic principles

Provide qualitative benchmarks to guide the Bank in its pursuit of the Governing Financial Objectives, and to gauge broad alignment between new initiatives and the Bank’s risk appetite. Strategic principles include:

•	Placing emphasis on the diversity, quality and stability of earnings,

•	Focusing on core businesses by leveraging competitive advantages, and

•	Making disciplined and selective strategic investments.

Governing financial objectives

Focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.

Risk appetite measures

Provide objective metrics that gauge risk and articulate the Bank’s risk appetite. They provide a link between actual risk taking activities and the risk management principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.

Risk management techniques

Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Strategies, Policies and Limits

Strategies

Provide quantitative and qualitative guidance. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Scotiabank Annual Report  2012      57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

Programs at both enterprise-wide level and risk level allow the Bank to estimate the potential impact on income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee, which reports to the Liability Committee.

Basel II

The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk – credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:

•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.

•

Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP – for further discussion, refer to the Capital Management section on page 34).

•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.

The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.

Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:

•	The objectives of the credit risk strategy are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The credit risk policy articulates the credit risk management framework, including:

–	key credit risk management principles;
–	delegation of authority;

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–	the credit risk management program;
–	counterparty credit risk management for trading and investment activities;
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and
–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk

Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets business lines.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

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Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Traded Products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.

Investment grade counterparties account for approximately 87% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 50% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2012. No individual exposure to an investment grade counterparty exceeded $150 million and no individual exposure to a corporate counterparty exceeded $250 million.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 33.

T33 Internal rating scale(1) and mapping to external rating agencies

Internal Grade	Description	Equivalent Rating
		Moody’s	S&P	DBRS
99 - 98	Investment	Aaa to Aa1	AAA to AA+	AAA to AA (high)
95 - 90	grade	Aa2 to A3	AA to A-	AA to A (low)
87 - 83		Baa1 to Baa3	BBB+ to BBB-	BBB (high) to BBB (low)
80 - 75	Non-investment	Ba1 to Ba3	BB+ to BB-	BB (high) to BB (low)
73 - 70	grade	B1 to B3	B+ to B-	B (high) to B (low)
65 - 30	Watch list	Caa1 to Ca	CCC+ to CC
27 - 21	Default

(1)	Applies to non-retail portfolio.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Credit risk and capital

The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

•	The addition of an adequate level of conservatism, which should reflect the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 34.

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T34 Credit risk assessment of exposures

Non-retail AIRB portfolio(1)

As at Oct. 31, 2012	Exposure at default(3) ($ millions)	Exposure Weighted Average PD (%)(4)	Exposure Weighted Average LGD (%)(5)	Exposure Weighted Average RW (%)(6)
Investment grade(2)	278,667	0.10	23	16
Non-investment grade	57,299	0.88	40	66
Watch list	2,661	22.16	39	192
Default(7)	1,997	100.00	42	221
Total	340,624	0.99	26	27
Total as at Oct. 31, 2011	293,817	1.21	29	32

(1)	Excludes securitization exposures.
(2)	Includes government guaranteed residential mortgages.
(3)	After credit risk mitigation.
(4)	PD – Probability of Default.
(5)	LGD – downturn Loss Given Default including a certain conservative factor as per Basel accord.
(6)	RW – Risk Weight.
(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

The Bank’s Canadian consumer risk rating systems used in borrower/transaction risk management are important inputs to Basel II AIRB models. The International portfolios are subject to the Standardized approach at this time.

Credit Risk and Capital – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures: consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures: consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of exposures that will default.

The scale of retail loan probability of default is shown in Table 35.

Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating regulatory requirements pertaining to:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•	Sources of uncertainty are reviewed regularly to ensure all parameter estimates reflect appropriate levels of conservatism.

The credit quality distribution of the Bank’s AIRB retail portfolio at October 2012 is shown in Table 36.

The Bank also uses AIRB models to calculate economic capital.

International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

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T35 Retail loan probability of default scale

Category of PD Grades	PD Range
Very low	0.0000% – 0.2099%
Low	0.2100% – 0.4599%
Medium	0.4600% – 3.1999%
High	3.2000% – 17.2899%
Very high	17.2900% – 99.9999%
Default	100%

T36 Credit risk assessment of exposures – Retail AIRB portfolio

As at October 31, 2012	Exposure at default (EAD)(1) ($ millions)	Exposure Weighted Average PD (%)(2)(5)	Exposure Weighted Average LGD (%)(3)(5)	Exposure Weighted Average RW (%)(4)(5)
Very low	80,531	0.10	26	4
Low	16,577	0.31	49	19
Medium	33,870	1.24	39	34
High	7,547	6.29	49	92
Very high	1,458	36.47	37	123
Default(6)	503	100.00	70	–
Total	140,486	1.47	34	19
Total as at October 31, 2011	144,118	1.31	31	16

(1)	After credit risk mitigation.
(2)	PD – Probability of Default.
(3)	LGD – Loss Given Default.
(4)	RW – Risk Weight.
(5)	Exposure at default used as basis for estimated weightings.
(6)	Gross defaulted exposures, before any related allowances.

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:

Interest rate risk

The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.

Credit spread risk

The risk of loss due to changes in the market price of credit, or the creditworthiness of issuers.

Foreign currency risk

The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.

Equity risk

The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.

Commodity risk

The risk of loss due to changes in spot and forward prices and the volatility of precious and base metals, and energy products.

FUNDING Interest rate risk Foreign currency risk	INVESTMENTS Interest rate risk Credit spread risk Foreign currency risk Equities risk	TRADING Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.

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Risk Measurement Summary

Value at risk (VaR)

VaR is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on
300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. Changes in VaR between reporting
periods are generally due to changes in levels of exposure,
volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the
Bank’s VaR model. The Board reviews VaR results quarterly.

Stress testing

VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current
VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis and simulation modeling

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’
equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations.
Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors.
Simulation modeling under various scenarios is particularly
important for managing risk in the deposit, lending and
investment products the Bank offers to its retail customers.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of the
Bank’s Canadian and international operations. Under gap
analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest Rate Risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities and between the maturity and re-pricing mismatch (gap) of its assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The ALM strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 38 shows the after-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholder’s equity, which also includes the rate shift impact from trading positions. Based on the Bank’s interest rate positions at year-end 2012, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would decrease net income after-tax by approximately $23 million over the next 12-months. During fiscal 2012, this measure ranged between a decrease of $23 million and an increase of $160 million. This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $561 million. During fiscal 2012, this measure ranged between $240 million and $561 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

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C45 Interest rate gap

$ billions, one-year interest rate gap

T37 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2012 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$206.8	$22.9	$108.4	$9.2	$347.3
Liabilities	191.5	49.6	95.6	10.6	347.3
Gap	15.3	(26.7)	12.8	(1.4)	–

Foreign currencies
Assets	$243.0	$19.4	$30.7	$27.6	$320.7
Liabilities	247.0	12.9	15.6	45.2	320.7
Gap	(4.0)	6.5	15.1	(17.6)	–

Total
Gap	$11.3	$(20.2)	$27.9	$(19.0)	$–
As at October 31, 2011:
Gap	$28.3	$(8.0)	$1.9	$(22.2)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T38 Structural interest sensitivity

	2012		2011

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates	(561)	(23)	(144)	178
100bp decrease in rates	394	15	86	(185)
After-Tax Impact of
200bp increase in rates	(1,186)	(44)	(300)	368
200bp decrease in rates	586	42	124	(366)

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.
The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2012, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $37 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $185 million as at October 31, 2012, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading activities

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results. A VaR at the 99% confidence interval is an indication of the probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2012 there were no theoretical profit/loss exceptions and no actual profit/loss exceptions.

In fiscal 2012, the total one-day VaR for trading activities averaged $18.7 million, compared to $15.4 million in 2011. The increase was primarily due to higher debt specific risk.

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio. In fiscal 2012, the total one-day Stressed VaR for trading activities averaged $37.1 million.

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In addition, new Basel market risk capital requirements effective in Q1, 2012 include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk. This is the potential for direct losses due to an obligor’s default as well as the potential for indirect losses that may arise from a default event; and

Credit migration risk. This is the potential for direct losses due to an internal or external rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the Credit Default Swap (CDS) and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated at the 99.9th percentile with a one year horizon. The CRM in correlation trading also incorporates a market simulation model to capture historical price movements.

As at October 31, the market risk capital requirements for IRC and CRM were $118 million and $164 million respectively. The CRM surcharge was $169 million.

Chart 46 shows the distribution of daily trading revenue for fiscal 2012. Trading revenue averaged $6.1 million per day, compared to $4.3 million for 2011. Revenue was positive on more than 97% of trading days during the year, higher than 2011. During the year, the largest single day trading loss was $4.3 million which occurred on November 28, 2011, and was lower than the total VaR of $19.9 million on the same day.

T39 Total one-day VaR by risk factor

	2012				2011(2)

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Interest rate	12.9	11.6	18.6	6.4	8.3	10.3	20.9	6.2
Equities	1.7	2.6	5.3	1.1	1.7	4.8	10.9	1.1
Foreign exchange	0.8	1.1	2.5	0.4	1.3	1.2	2.4	0.4
Commodities	3.3	2.8	4.2	1.5	2.6	2.2	4.5	1.2
Debt specific(1)	13.7	14.5	17.6	11.9	12.5	10.2	16.4	6.9
Diversification	(14.0)	(13.9)	N/A	N/A	(11.3)	(13.3)	N/A	N/A
All-Bank VaR	18.4	18.7	24.2	15.2	15.1	15.4	22.1	11.2
All-Bank Stressed VaR	38.8	37.1	43.6	32.5	34.1	28.8	37.2	18.2

(1)	Debt specific risk was not disclosed previously.
(2)	Prior period amounts were restated to conform to current methodology.

Calculation of market risk capital for trading

The assessment of market risk capital for trading activities can be aggregated using general market risk VaR, specific risk VaR, IRC, and CRM.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. The attributes and parameters of the VaR model is described in the Risk Measurement Summary on page 63. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR, IRC and CRM models for the determination of market risk capital.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

For regulatory capital purposes, other measures of market risk are calculated effective November 1, 2011. Below are the market risk requirements as at October 31, 2012.

($ millions)
All Bank VaR	$195
All Bank Stressed VaR	421
Incremental Risk Charge	118
Comprehensive Risk Measure	164
CRM Surcharge	169
Standardized Approach	38
Total market risk capital	$1,106	(1)
(1)	Equates to $13.8 billion of risk-weighted assets.

C46 Trading revenue distribution

Year ended October 31, 2012

C47 Daily trading revenue vs. VaR

$ millions, November 1, 2011 to October 31, 2012

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Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured Transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, manage the cost of funds, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short- term horizons (cash gaps) and a minimum level of core liquidity.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

T40 Liquidity

	IFRS

As at October 31 ($ millions)	2012	2011	2010(1)
Canadian dollar liquid assets
Cash and deposits with central banks	$671	$514	$488
Deposits with other banks	2,412	2,341	3,255
Securities(2)	98,720	78,578	79,403
	$101,803	$81,433	$83,146
Foreign currency liquid assets
Cash and deposits with central banks	37,055	29,433	23,049
Deposits with other banks	14,666	12,934	13,439
Precious metals	12,387	9,249	6,497
Securities	40,599	25,062	20,678
Call and short loans	1,127	1,708	1,498
	$105,834	$78,386	$65,161
Total liquid assets
Cash and deposits with central banks	37,726	29,947	23,537
Deposits with other banks	17,078	15,275	16,694
Precious metals	12,387	9,249	6,497
Securities(2)	139,319	103,640	100,081
Call and short loans	1,127	1,708	1,498
	$207,637	$159,819	$148,307
Liquid assets as a % of total assets	31.1%	26.9%	27.3%
(1)	As at November 1, 2010.
(2)	Includes MBS Available for Sale of $41,040 in 2012, $21,466 in 2011 and $17,809 at November 1, 2010 that are reported as residential mortgage loans.

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Liquidity Profile

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2012, liquid assets were $208 billion or 31% of total assets, compared to $160 billion or 27% of total assets as at October 31, 2011. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 67% and 33%, respectively (October 31, 2011 – 65% and 35%, respectively). The increase in liquid assets was mainly attributable to growth in the securities portfolio and deposits with banks. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be used as collateral under repurchase agreements. In addition, pursuant to the adoption of International Financial Reporting Standards, mortgage backed securities sold to Canada Housing Trust under the Canada Mortgage Bond program are reported on the balance sheet as pledged assets. As at October 31, 2012, total assets pledged, including securities sold under repurchase agreements, were $155 billion, compared to $124 billion as at October 31, 2011. Pledged assets include assets that have been received from counterparties through normal course business in securities financing and derivative transactions. The year-over-year increase was largely due to an increase in pledging activity to support the Bank’s secured borrowing and lending activities, including repurchase agreements, and to support the Bank’s covered bond program. Note 38(c) to the Consolidated Financial Statements, on page 167, provides details about the asset pledging activity, including year-over-year changes. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, as well as wholesale funding (including securitization of assets).

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $191 billion as at October 31, 2012, versus $174 billion last year. The increase was attributable to an increase of $12 billion in capital and growth of $5 billion in personal deposits. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $90 billion (2011 – $78 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds.

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks.

In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In the U.S., short-term funding is raised through the issuance of certificates of deposits and commercial paper programs. The Bank’s US$16 billion Medium Term Notes Program is used to raise longer-term funding in the U.S. Internationally, the Bank generates short term funding through certificate of deposits in various currencies as well as an Australian commercial paper program. Term funding is raised internationally across a variety of currencies by a US$20 billion European Medium Term Note Program as well as a US$20 billion Global Covered Bond Program (issuance to date has been in USD and AUD).

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments.

Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank.

Table 41 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2012, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted contractual cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $321 million in 2012 (2011 – $276 million). The increase of $45 million relates primarily to the sale of Scotia Plaza and lease-back of the Bank’s space in the complex, along with the full-year impact from DundeeWealth acquisition in 2011 and growth in Canadian and International service delivery platforms.

Two major outsourcing contracts have been entered into by the Bank. The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean, Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with Mexico, the Caribbean and Central America contracts.

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The second is a three-year contract, with two optional five-year renewals, entered into in 2003, with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised. These outsourcing contracts are cancellable with notice.

T41 Contractual obligations

As at October 31 ($ millions)	Under 1 year	1-3 years	4-5 years	Over 5 years	No Specific Maturity*	Total
Deposits	209,547	68,985	29,928	5,439	149,710	463,609
Acceptances	8,932					8,932
Obligations related to securities sold short	18,622					18,622
Derivative financial instruments					35,299	35,299
Obligations related to securities sold under repurchased agreements	56,029	920				56,949
Subordinated debentures	1,250			8,893		10,143
Capital instrument liabilities	708			650		1,358
Other liabilities	3,585	1,231	2,023	2,547	22,367	31,753
Subtotal	298,673	71,136	31,951	17,529	207,376	626,665
Operating leases	283	449	306	507	–	1,545
Outsourcing obligations	185	141	12	–	–	338
Total	299,141	71,726	32,269	18,036	207,378	628,548

*	Includes deposits on demand and on notice.

Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditures in 2012, are estimated to be $328 million, an increase of 25% from 2011. The increase is primarily in technology spending, due mainly to the ABM replacement program and digital signage in our domestic branch network.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;
–

A senior level Operational Risk Committee comprised of Heads of Business Lines and key control functions, and chaired by the Group Head and Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;
–	Executive management with clearly defined areas of responsibility;
–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and
–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has an inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a more forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

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•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s Advanced Measurement Approach capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within the Scotiabank Group and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•	The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Capital

The Bank currently applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA). Pending regulatory approval the Bank is expected to be AMA compliant in fiscal 2014. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and BEICF adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

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The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 55.

In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In 2012, GHG emissions data for the branch network and corporate offices was externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy, including the Scotiabank Global Climate Change Fund, an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects, an auto loan product for hybrid, electric and clean diesel vehicles, an Environmental Markets group, which assists corporate clients originate and trade carbon credits, and an eco-home renovation program.

EcoLiving

Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2011, Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders. For more information on Scotiabank’s environmental policies and practices, please refer to:

•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment;

•	the Bank’s EcoLiving website at www.scotiabank.com/ecoliving; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.

Insurance risk

The Bank is both a distributor of third party insurance products and underwrites insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements

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as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic Risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank’s Strategy Management and Executive Projects department manages the strategic planning process by working with the Executive Management Team, business lines, and control units to develop the strategic plan in a consistent and disciplined manner; ensuring the plan is aligned with the Bank’s Five Point Strategy; annually documenting the Bank’s Five Point Strategy and strategic plan for approval by the Chief Executive Officer; and, monitoring the effectiveness of the Bank’s strategy against a suite of established performance objectives, and reporting regularly to the Chief Executive Officer.

Chief Executive Officer:

•	Present the strategic plan annually to the Board of Directors; and,

•	Report regularly to the Board of Directors on the effectiveness of the Bank’s strategy through the Balanced Scorecard.

The execution and evaluation of strategic plans is a fundamental element of the Bank’s enterprise-wide risk management framework. All employees are responsible for clearly understanding the Bank’s direction and goals. On an ongoing basis, business lines and control units identify, manage, and assess the internal and external events and risks that could impede achievement of strategic objectives. The Executive Management Team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 100.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2012, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2012.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2012. The adoption of IFRS did not result in any systematic or pervasive changes in internal controls over financial reporting.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 110 to 121 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were lower in 2012 than in 2011, driven primarily by lower provisions in Canadian Banking and in Global Banking and Markets, partially offset by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance

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level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $90 million (2011 – $62 million). The non-retail quantitative estimate in 2012, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2012, was $2,456 million, an increase of $283 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($965 million), with the remainder allocated to personal lending and credit cards ($937 million) and residential mortgages ($554 million). These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market (level 1). Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments. This value is supplemented as required with internal valuation models with significant market observable inputs (level 2) or unobservable inputs (level 3). Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models which maximizes the use of market observable inputs are used to estimate the fair value (level 2). Alternatively the use of non-market observable inputs to estimate fair value will result in level 3 classification.

Financial instruments in the Bank’s trading assets are comprised primarily of securities and loans. These trading instruments are carried at fair value on the Consolidated Statement of Financial Position, with changes in the fair values of trading instruments recorded in the Consolidated Statement of Income in other operating income – trading revenues.

Securities designated as available-for-sale are recorded at fair value on the Consolidated Statement of Financial Position. These securities are mostly valued using quoted prices (level 1) or valuation methods using market-observable inputs (level 2). Equity securities which do not have a quoted market price in an active market are valued using models with mostly unobservable inputs (level 3). The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.

Derivatives designated in hedging relationship are recorded at fair value on the Consolidated Statement of Financial Position. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.

Fair values of exchange-traded derivatives are based on quoted market prices (level 1). Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs (level 2) mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs (level 3) are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing is performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $273 million as at October 31, 2012, (2011 – $469 million), net of any write-offs. These valuation adjustments are due mainly to counterparty credit risk considerations for derivative transactions. Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible. Where significant unobservable market data is used

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as a key input into the valuation of certain derivatives, the inception profit or loss on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount is disclosed in Note 6 on page 126.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6 on pages 122 to 126. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

Fair value hierarchy of financial instruments

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	60%	52%	4%	79%	6%
Level 2	38%	43%	95%	21%	92%
Level 3	2%	5%	1%	–%	2%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

As at October 31, 2012, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,312 million (2011 – $1,397 million), and the gross unrealized losses were $219 million (2011 – $434 million). Net unrealized gains were therefore $1,093 million (2011 – $963 million) before hedge amounts. The net unrealized gains after hedge amounts were $891 million (2011 – $736 million).

At October 31, 2012, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $140 million (2011 –

$232 million). This unrealized loss was comprised of $80 million (2011 – $135 million) in debt securities, $44 million (2011 – $52 million) related to preferred shares and $16 million (2011 – $45 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumptions with the greatest potential impact are the assumed long-term rate of return on assets and the discount rate used for measuring the benefit obligation. If the assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2012 would have been $55 million higher (lower). If the assumed discount rate was 1% lower (higher), the benefit expense for 2012 would have been $95 million higher (lower).

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $1,071 million in its principal pension plans as disclosed in Note 31 to the Consolidated Financial Statements on pages 157 to 159. There has been a decline in the funded status of the plans due to a reduction in prescribed discount rates in most countries resulting in higher benefit obligations. The decline in the funded status of the plans will impact the benefit expense for fiscal year 2013 and possibly future years.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with IFRS, this difference is not recognized immediately as income or expense as the Bank has elected to use the corridor approach whereby actuarial gains and losses are amortized into income over future periods.

Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 8 to 18 years for the Bank’s principal pension plans, and 8 to 26 years for the Bank’s principal other benefit plans.

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Note 31 on pages 157 to 159 of the 2012 Consolidated Financial Statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to subsidiaries’ unused income tax losses from operations arising in prior years were $169 million as at October 31, 2012, (2011 – $268 million). Note 30 on pages 155 to 156 of the 2012 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.

Special purpose entities

In the normal course of business, the Bank enters into arrangements with special purpose entities (SPEs) on behalf of its customers and for its own purposes. These SPEs can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 40 and 41 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a SPE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a SPE and determining whether the Bank controls the SPE based on the following factors:

•	whether the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

whether the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	whether the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risk incident to the activities of the SPE; or
•	whether the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the SPE operates and the amount and timing of future cash flows.

Management is required to exercise judgement to determine if a change in control event has occurred. In applying the guidance under IFRS, the Bank considers the following events to be indicators that a change in control may have occurred: changes to the SPE’s governing documents or contractual arrangements; the Bank or third parties disposing some or all of its interest to unrelated parties; or new interests issued to the Bank or third parties.

During 2012, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduit SPEs.

As described in Note 14 to the Consolidated Financial Statements (on pages 138 to 140) and in the discussion of off-balance sheet arrangements (on pages 40 and 41), the Bank does not control the two Canadian-based multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

Under IFRS, goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash-generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Goodwill was assessed for impairment based on the methodology as at October 31, 2012, and no impairment was determined.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

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Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Transition to IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The Consolidated Financial Statements for the year ended October 31, 2012, have been prepared in accordance with IFRS. Comparative period financial statements for the year ended October 31, 2011, have been reported under IFRS. As these are the first Consolidated Financial Statements prepared under IFRS, the provisions of IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

For a detailed explanation of the impact of adoption of IFRS on the Bank’s Consolidated Statement of Financial Position, please refer to Note 42, First-time adoption of IFRS, of the Consolidated Financial Statements.

Reconciliation of Canadian GAAP net income to IFRS net income

The table below presents a reconciliation of net income reported under Canadian GAAP (CGAAP) to International Financial Reporting Standards (IFRS) for the year ended October 31, 2011:

IFRS 1, First-time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Other options available under IFRS 1 which are not discussed here are either not material or not relevant to the Bank. The information provided should be read in conjunction with the Bank’s 2011 audited Consolidated Financial Statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank’s 2011 Annual Report. Refer to Note 42, First-time adoption of IFRS of the Consolidated Financial Statements and the Bank’s press release of January 24, 2012, for further details on the Bank’s transition to IFRS.

At the date of transition (November 1, 2010), the Bank elected to make the following exemptions from full retrospective application of IFRS:

Optional exemptions:

Employee benefits

The Bank has recognized in retained earnings at November 1, 2010, all cumulative unamortized actuarial losses on employee defined benefit obligations (after-tax charge of $1,432 million).

Cumulative translation differences

The Bank has reset the cumulative translation differences for all foreign operations to zero at November 1, 2010, resulting in a reclassification of $4,507 million from accumulated other comprehensive income (AOCI) to retained earnings.

Designation of previously recognized financial instruments

The Bank has elected to redesignate certain financial instruments.

•

Corporate loans of $2,098 million previously designated under the fair value option under CGAAP were reclassified to the held-for-trading loans category under IFRS. CGAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

Mandatory exceptions:

Securitization

The Bank has applied IFRS derecognition guidance to transactions on or after January 1, 2004. The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program no longer qualify for off-balance sheet treatment. The net impact was an increase of $15 billion to assets, $15 billion to liabilities, $140 million to retained earnings and a decrease of $336 million to AOCI.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies qualify for hedge accounting under IFRS.

	For three months ended				For the year ended October 31 2011
For the year ended ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Net income under Canadian GAAP	$1,200	$1,543	$1,285	$1,240	$5,268
Adjustments under IFRS:
Consolidation	15	30	28	–	73
Securitization	(23)	(16)	(2)	(56)	(97)
Employee benefits	16	(12)	13	8	25
Effect of changes in FX rates	28	77	(7)	(34)	64
Other	13	(1)	(14)	(1)	(3)
Total adjustments to net income	49	78	18	(83)	62
Net income under IFRS	$1,249	$1,621	$1,303	$1,157	$5,330

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Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase in business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under CGAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that existed at the date of estimation.

Key impact analysis of IFRS on the financial results of 2011

The following is a summary of the more significant differences applicable to the Bank and its impact on 2011 comparative CGAAP financial results:

Consolidation

Special purpose entities (SPEs)

The Bank consolidated certain SPEs under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $15 million as a result of adopting IFRS.

Capital funding trusts

Certain capital instruments issued by capital funding trusts, which were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

For the year ended October 31, 2011, net income under CGAAP was increased by $58 million as a result of adopting IFRS.

Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank’s transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on-balance sheet, a related funding liability was recorded and the seller swaps were no longer recorded on the balance sheet. The difference in net income under IFRS was due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the mark-to-market on the seller swaps.

For the year ended October 31, 2011, net income under CGAAP was decreased by $97 million as a result of adopting IFRS.

Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings upon transition to IFRS results in a lower pension expense in future periods.

In the second quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the Consolidated Statement of Income under IFRS, but was amortized under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $25 million as a result of adopting IFRS.

Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

For the year ended October 31, 2011, net income under CGAAP was increased by $51 million as a result of adopting IFRS.

Foreign exchange translation of AFS equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities was recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities was recorded in the income statement. The impact on net income in 2011, reflects changes to exchange rates. By the end of 2011, new hedging strategies were implemented which offset the impact of these foreign exchange translation losses in 2012.

For the year ended October 31, 2011, net income under CGAAP was increased by $13 million as a result of adopting IFRS.

Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations – impact from recognition of contingent consideration at fair value.

•	Hyperinflationary economies – impact of the general price index adjustment on the equity pick up from associates.

•	Share-based payments – impact of measurement of liability-based awards at fair value compared to intrinsic value.

For the year ended October 31, 2011, net income under CGAAP was decreased by $3 million as a result of adopting IFRS for these items.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt the standards that are issued, but not currently effective as of November 1, 2013 (with the exception of IFRS 7) as outlined in the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities (SPE). Control is based on an investor’s current ability to use its power over the key activities of a subsidiary or SPE to affect its exposure or return generated by the subsidiary or SPE. An amendment to the standard was subsequently issued which provided additional transition guidance.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, broadens the definition of interests and requires enhanced disclosures on interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides disclosure requirements for fair value used across all IFRS standards.

•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded into OCI would not be reclassified to the Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2015

•

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The other phases of this project, which are currently under development, address impairment of financial assets and hedge accounting. The Bank continues to monitor all of these developments and continues to assess the impact.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Related party transactions

Transactions with key management personnel

Compensation of key management personnel of the Bank Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

($ millions)	2012	2011
Salaries and cash incentives(1)	$20	$19
Equity-based payment(2)	31	29
Pension and other benefits(1)	1	1
Total	$52	$49

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 29 – Share-based payments for further details of these plans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

Loans and deposits of key management personnel

($ millions)	2012	2011
Loans	$2	$4
Deposits	$15	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $4.3 million as at October 31, 2012, (2011 – $4.4 million), while actual utilized amounts were $1.6 million (2011 – $2.0 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations or terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

As at and for the year ended October 31 ($ millions)	2012	2011
Net income	$21	$25
Loans	451	255
Deposits	572	392
Guarantees and commitments	49	41

The Bank manages assets of $1.7 billion (October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $3 million (October 31, 2011 – $3 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

Scotiabank Annual Report  2012      79

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTARY DATA*

Geographic information

T42 Net income by geographic segment

	2012						2011

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,227	422	416	376	1,004	6,445	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	214	–	3	4	377	598	219	–	1	–	377	597
Other operating income	1,489	275	58	23	986	2,831	825	171	46	16	926	1,984
Provision for credit losses	515	20	89	180	348	1,152	621	(12)	145	85	297	1,136
Operating expenses	5,715	412	878	587	2,915	10,507	5,483	441	869	520	2,269	9,582
Provision for income taxes	879	290	28	156	374	1,727	626	264	73	138	234	1,335
Net income	$3,583	$517	$328	$312	$1,874	$6,614	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments(1)						(148)						(203)
						$6,466						$5,330
Net income attributable to:
Non-controlling interests						223						149
Preferred shareholders						220						216
Common shareholders						$6,023						$4,965

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T43 Loans and acceptances by geography(1)

Excludes reverse repos	IFRS		CGAAP			Percentage mix

As at September 30 ($ billions)	2012(2)	2011(2)	2010	2009	2008	2012	2008
Canada
Atlantic provinces	$17.0	$15.7	$17.0	$15.7	$16.2	4.5%	5.6%
Quebec	22.8	20.5	17.7	16.0	16.7	6.1	5.8
Ontario	124.7	117.7	101.7	96.0	103.5	33.2	35.7
Manitoba and Saskatchewan	11.4	10.4	6.6	6.2	6.4	3.0	2.2
Alberta	36.8	33.9	21.7	20.3	22.4	9.8	7.7
British Columbia	39.2	36.1	21.1	18.8	21.2	10.4	7.3
	251.9	234.3	185.8	173.0	186.4	67.0	64.3
U.S.	26.1	16.8	21.1	22.0	20.6	6.9	7.1
Mexico	10.3	10.3	10.1	9.7	10.9	2.7	3.8
Other International
Latin America(4)	40.4	28.5	23.4	21.5	22.6	10.7	7.8
Europe	8.9	9.1	6.5	12.9	18.4	2.4	6.3
Caribbean and Central America(4)	18.3	17.8	18.8	15.6	14.8	4.9	5.1
Other	20.3	21.1	17.0	15.1	16.1	5.4	5.6
	87.9	76.5	65.7	65.1	71.9	23.4	24.8
	376.2	337.9	282.7	269.8	289.8	100.0%	100.0%
Collective allowance(3)	(2.4)	(2.1)	n/a	n/a	n/a
FDIC guaranteed loans	(0.1)	(0.1)
General allowance	n/a	n/a	(1.4)	(1.4)	(1.3)
Total loans and acceptances	$373.7	$335.7	$281.3	$268.4	$288.5

(1)	Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(3)	The general allowance is now referred to the collective allowance on performing loans and $1.2 million included in collective allowance.
(4)	2008 through 2011 have been reclassified to conform to current presentation.

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T44 Gross impaired loans by geographic segment

	IFRS		CGAAP

As at October 31 ($ millions)	2012(1)	2011(1)	2010	2009	2008
Canada	$1,182	$1,168	$1,276	$1,258	$761
U.S.	139	8	179	408	107
Mexico	145	152	250	238	216
Peru	266	230	219	194	272
Other International	1,850	1,797	2,497	1,841	1,138
Total	$3,582	$3,355	$4,421	$3,939	$2,494

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T45 Provision against impaired loans by geographic segment

	IFRS		CGAAP

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Canada	$515	$621	$712	$804	$388
U.S.	20	(12)	(13)	192	16
Mexico	89	145	168	185	141
Peru	180	86	104	102	(45)
Other International	348	296	352	290	130
Total	$1,152	$1,136	$1,323	$1,573	$630

T46 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2011 Total
							2012 Total
Asia
China	$2,480	$2,705	$353	$388	$227	$11	$6,164	$5,679
India	2,318	1,293	31	103	–	22	3,767	3,799
South Korea	1,453	399	–	448	–	68	2,368	2,755
Thailand	397	29	–	7	1,570	1	2,004	1,501
Hong Kong	673	253	39	204	–	16	1,185	1,449
Malaysia	808	94	–	274	268	5	1,449	1,274
Japan	359	41	133	987	–	62	1,581	722
Other(2)	575	253	70	109	–	77	1,085	1,235
							$19,603	$18,414
Latin America
Mexico	$2,368	$290	$–	$133	$2,317	$49	$5,158	$4,578
Chile	2,695	331	165	34	2,532	43	5,800	4,357
Peru	1,410	381	–	–	2,236	8	4,035	2,905
Brazil	1,572	1,695	–	179	179	10	3,636	2,903
Costa Rica	871	146	–	–	605	–	1,622	1,730
Panama	2,191	65	21	2	–	16	2,296	1,879
El Salvador	314	18	–	–	382	–	714	590
Uruguay	133	5	–	19	291	–	448	479
Colombia	282	181	–	2	1,184	3	1,651	467
Venezuela	5	–	–	–	164	–	169	142
							$25,529	$20,030

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T47 Loans and acceptances by type of borrower(1)

	IFRS

	2012

As at October 31 ($ billions)	Balance	% of total	2011	2010(1)
Loans to households
Residential mortgages	$175.6	46.7%	$161.7	$152.3
Credit cards	12.6	3.3	11.0	10.9
Personal loans	55.7	14.8	52.3	52.6
	243.9	64.8	225.0	215.8

Loans to businesses and governments
Financial services	27.0	7.2	20.7	17.8
Wholesale and retail	12.7	3.4	10.7	9.7
Real estate	11.4	3.0	10.3	10.2
Oil and gas	11.8	3.1	9.6	8.8
Transportation	8.0	2.1	7.3	6.6
Automotive	6.7	1.8	5.4	4.8
Agriculture	5.7	1.5	5.2	4.3
Government	3.6	1.0	4.2	4.0
Hotels and leisure	3.5	0.9	3.4	3.8
Mining and primary metals	5.7	1.5	6.3	5.1
Utilities	5.7	1.5	4.9	4.6
Health care	3.7	1.0	3.8	3.4
Telecommunications and cable	4.3	1.1	3.8	3.1
Media	1.3	0.4	1.4	1.5
Chemical	1.4	0.4	1.5	1.1
Food and beverage	2.6	0.7	2.7	2.6
Forest products	1.3	0.4	1.1	1.0
Other	15.9	4.2	10.6	9.6
	132.3	35.2	112.9	102.0
	376.2	100%	337.9	317.8
Collective allowance for performing loans(2)	(2.4)		(2.1)	(2.1)
FDIC guaranteed loans	(0.1)		(0.1)
Total loans and acceptances	$373.7		$335.7	$315.7

(1)	Each class of loans is presented net of the individually assessed allowance.
(2)	As at November 1, 2010.

T48 Off balance-sheet credit instruments

	IFRS		CGAAP

As at October 31 ($ billions)	2012	2011	2010	2009	2008
Commitments to extend credit(1)	$109.9	$104.7	$103.6	$104.5	$130.2
Standby letters of credit and letters of guarantee	22.1	21.1	20.4	21.9	27.8
Securities lending, securities purchase commitments and other	16.2	14.2	14.0	12.7	12.8
Total	$148.2	$140.0	$138.0	$139.1	$170.8

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T49 Changes in net impaired loans

For the fiscal years ($ millions)	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,355	$3,668
Net additions
New additions	2,825	2,790
Declassifications, payments and loan sales	(1,407)	(1,708)
	1,418	1,082
Writeoffs
Residential mortgages	(66)	(130)
Personal loans	(730)	(374)
Credit cards	(299)	(628)
Business and government	(203)	(192)
	(1,298)	(1,324)
Foreign exchange and other	107	(71)
Balance at end of year	3,582	3,355
Allowance for credit losses on impaired loans
Balance at beginning of year	1,398	1,377
Provision for credit losses:	1,252	1,076
Writeoffs	(1,298)	(1,324)
Recoveries by portfolio
Residential mortgages	30	55
Personal loans	184	71
Credit cards	76	152
Business and government	85	71
	375	349
Foreign exchange and other(2)	(118)	(80)
Balance at end of year	1,609	1,398
Net impaired loans
Balance at beginning of year	1,957	2,291
Net change in gross impaired loans	227	(313)
Net change in allowance for credit losses on impaired loans	(211)	(21)
Balance at end of year	1,973	1,957
Collective allowance on performing loans	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$701	$733

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Includes $4 transferred to/from other liabilities (2011 – $8).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T50 Provision for credit losses

For the fiscal years ($ millions)	2012	2011
Gross provisions	$1,637	$1,653
Reversals	(110)	(168)
Recoveries	(375)	(349)
Net provisions for credit losses on impaired loans	1,152	1,136
Collective provision (reversals) on performing loans	100	(60)
Total net provisions for credit losses	$1,252	$1,076

T51 Provisions for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2012	2011
Personal
Residential mortgages	$112	$176
Other personal loans	875	760
	987	936
Businesses and governments
Financial services	2	(7)
Wholesale and retail	21	23
Real estate	25	29
Oil and gas	3	48
Transportation	6	43
Automotive	2	(2)
Agriculture	19	(1)
Government	2	–
Hotels and leisure	6	6
Mining and primary metals	–	1
Utilities	4	3
Health care	10	4
Telecommunications and cable	(7)	1
Media	14	15
Chemical	–	–
Food and beverage	–	3
Forest products	7	4
Other	51	30
	165	200
Total provisions against impaired loans	$1,152	$1,136

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T52 Impaired loans by type of borrower

	2012(1)			2011(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Personal
Residential mortgages	$1,301	$341	$960	$1,336	$238	$1,098
Other personal loans	861	807	54	840	676	164
	2,162	1,148	1,014	2,176	914	1,262
Businesses and governments
Financial services	8	2	6	39	24	15
Wholesale and retail	150	69	81	177	85	92
Real estate	257	51	206	176	54	122
Oil and gas	57	41	16	55	61	(6)
Transportation	86	35	51	118	51	67
Automotive	9	4	5	13	1	12
Agriculture	92	31	61	62	23	39
Government	53	9	44	32	6	26
Hotels and leisure	196	31	165	187	31	156
Mining and primary metals	15	5	10	16	10	6
Utilities	57	5	52	11	4	7
Health care	40	21	19	17	9	8
Telecommunications and cable	14	7	7	27	10	17
Media	92	30	62	42	16	26
Chemical	1	–	1	1	–	1
Food and beverage	15	4	11	34	14	20
Forest products	17	11	6	22	8	14
Other	261	105	156	150	77	73
	1,420	461	959	1,179	484	695
Total	$3,582	$1,609	$1,973	$3,355	$1,398	$1,957

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T53 Total credit risk exposures by geography(1,2)

	IFRS					CGAAP

	2012					2011

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$55,549	$27,222	$23,375	$233,174	$339,320	$305,644
U.S.	52,787	17,173	24,555	269	94,784	80,603
Mexico	7,913	242	759	5,165	14,079	12,501
Peru	8,106	262	1,643	4,528	14,539	12,345
Other International
Europe	16,308	4,997	6,418	–	27,723	27,279
Caribbean and Central America	16,247	1,744	2,014	12,695	32,700	31,835
Latin America	17,547	612	564	9,050	27,773	17,131
Other	27,179	3,145	2,051	110	32,485	33,292
Total	$201,636	$55,397	$61,379	$264,991	$583,403	$520,630

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T54 AIRB credit risk exposures by maturity(1,2)

	IFRS				CGAAP

As at October 31 ($ millions)	2012				2011

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$93,462	$16,744	$28,752	$138,958	$130,689
One to 5 years	57,071	34,696	29,045	120,812	112,417
Over 5 years	6,837	1,211	1,698	9,746	11,625
Total non-retail	$157,370	$52,651	$59,495	$269,516	$254,731
Retail
Less than 1 year	$19,396	$12,508	$–	$31,904	$27,925
One to 5 years	145,232	–	–	145,232	120,296
Over 5 years	6,241	–	–	6,241	3,989
Revolving credits(4)	34,240	11,613	–	45,853	45,459
Total retail	$205,109	$24,121	$–	$229,230	$197,669
Total	$362,479	$76,772	$59,495	$498,746	$452,400

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T55 Total credit risk exposures and risk-weighted assets

	IFRS				CGAAP

	2012				2011

	Exposure at Default(1)			Total Risk- weighted assets	Exposure at Default Total(1)	Total Risk- weighted assets
As at October 31 ($ millions)	AIRB	Standardized(2)	Total
Non-retail
Corporate
Drawn	$77,418	$35,556	$112,974	$82,239	$99,796	$75,405
Undrawn	40,560	2,496	43,056	20,311	42,509	20,783
Other(3)	14,919	1,846	16,765	7,095	15,222	7,307
	132,897	39,898	172,795	109,645	157,527	103,495
Bank
Drawn	31,623	3,588	35,211	8,047	26,024	8,473
Undrawn	10,893	167	11,060	2,754	11,341	2,851
Other(3)	7,804	38	7,842	1,190	10,425	1,536
	50,320	3,793	54,113	11,991	47,790	12,860
Sovereign
Drawn	48,329	5,122	53,451	4,079	50,012	4,392
Undrawn	1,198	83	1,281	220	1,128	225
Other(3)	291	–	291	27	236	17
	49,818	5,205	55,023	4,326	51,376	4,634
Total Non-retail
Drawn	157,370	44,266	201,636	94,365	175,832	88,270
Undrawn	52,651	2,746	55,397	23,285	54,978	23,859
Other(3)	23,014	1,884	24,898	8,312	25,883	8,860
	$233,035	$48,896	$281,931	$125,962	$256,693	$120,989
Retail
Retail residential mortgages
Drawn	$156,266	$18,848	$175,114	$13,005	$143,941	$10,446
Undrawn	–	–	–	–	–	–
	156,266	18,848	175,114	13,005	143,941	10,446
Secured lines of credit
Drawn	18,404	–	18,404	4,701	17,937	4,651
Undrawn	11,759	–	11,759	1,267	11,780	1,393
	30,163	–	30,163	5,968	29,717	6,044
Qualifying retail revolving exposures (QRRE)
Drawn	14,414	–	14,414	6,444	14,239	5,867
Undrawn	11,613	–	11,613	1,397	12,195	1,418
	26,027	–	26,027	7,841	26,434	7,285
Other retail
Drawn	16,025	16,913	32,938	19,642	27,209	15,911
Undrawn	749	–	749	93	630	67
	16,774	16,913	33,687	19,735	27,839	15,978
Total retail
Drawn	205,109	35,761	240,870	43,792	203,326	36,875
Undrawn	24,121	–	24,121	2,757	24,605	2,878
	$229,230	$35,761	$264,991	$46,549	$227,931	$39,753
Securitization exposures	17,636	–	17,636	4,170	14,466	4,423
Trading derivatives	18,845	–	18,845	5,434	21,540	5,612
Subtotal	$498,746	$84,657	$583,403	$182,115	$520,630	$170,777
Equities	3,155	–	3,155	3,155	3,184	6,606
Other assets	–	41,514	41,514	17,197	35,968	15,622
Total credit risk, before scaling factor	$501,901	$126,171	$628,072	$202,467	$559,782	$193,005
Add-on for 6% scaling factor(4)				7,499		7,743
Total credit risk	$501,901	$126,171	$628,072	$209,966	$559,782	$200,748

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(2)	Net of specific allowances for credit losses.
(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T56 Volume/rate analysis of changes in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2012 versus 2011
	Average	Average	Net
	volume	rate	change
Net interest income
Total earning assets	1,504	(208)	1,296
Total interest-bearing liabilities	656	(345)	311
Change in net interest income	848	137	985
Assets

Deposits with banks	58	(45)	12
Trading assets	7	(12)	(4)
Securities purchased under resale agreements	75	(76)	(1)
Investment securities	20	36	56
Loans:
Residential mortgages	483	(401)	82
Personal loans and credit cards	232	395	628
Business and government	629	(105)	524
Allowance for credit losses
Total loans	1,344	(111)	1,233
Total earning assets	1,504	(208)	1,296

Liabilities

Deposits:
Personal	114	(173)	(59)
Business and government	392	(14)	378
Banks	27	12	39
Total deposits	533	(175)	358
Obligations related to securities sold under repurchase agreements	163	(255)	(92)
Subordinated debentures	23	(11)	12
Capital instrument liabilities	(19)	12	(6)
Other interest bearing liabilities	(45)	84	40
Total interest bearing liabilities	656	(345)	311

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.

T57 Provision for income taxes

	IFRS		CGAAP

For the fiscal years ($ millions)	2012(1)	2011(1)	2010	2009	2008	2012 versus 2011
Income taxes
Provision for income taxes	$1,580	$1,423	$1,745	$1,133	$691	11%
Taxable equivalent adjustment(2)	288	287	286	288	416	–
Provision for income taxes (TEB)(2)	1,868	1,710	2,031	1,421	1,107	9

Other taxes
Payroll taxes	247	222	197	184	177	11
Business and capital taxes	248	183	171	177	116	35
Harmonized sales tax and other(3)	252	263	133	136	129	(4)
Total other taxes	747	668	501	497	422	12
Total income and other taxes (TEB(2))(4)	$2,615	$2,378	$2,532	$1,918	$1,529	10%
Net income before income taxes	$8,046	$6,753	$6,084	$4,794	$3,950	19%
Effective income tax rate (%)	19.6	21.1	28.7	23.6	17.5	(1.5)
Effective income tax rate (TEB(2)) (%)(5)	22.4	24.3	31.9	28.0	25.4	(1.9)
Total tax rate (%)(6)	26.5	28.2	34.1	30.8	25.5	(1.7)

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 17.
(3)	Harmonized sales tax was implemented effective July 2010. Prior to this, amounts include goods and services tax.
(4)	Comprising $1,555 of Canadian taxes (2011 – $1,398; 2010 – $1,365; 2009 – $675; 2008 – $569) and $1,060 of foreign taxes (2011 – $968; 2010 – $1,167; 2009 – $1,243; 2008 – $960).
(5)	Provision for income tax (TEB) as a percentage of net income before income taxes.
(6)	Total income and other taxes as a percentage of net income before income and other taxes.

Scotiabank Annual Report  2012      87

MANAGEMENT’S DISCUSSION AND ANALYSIS

T58 Assets under administration and management

	IFRS

($ billions)	2012	2011	2010(1)
Assets under administration
Personal
Retail brokerage	$117.6	$108.1	$87.7
Investment management and trust	79.9	72.6	68.8
	197.5	180.7	156.5
Mutual funds	82.2	73.5	38.8
Institutional	48.3	43.5	32.8
Total	$328.0	$297.7	$228.1

Assets under management
Personal	$24.3	$18.4	$14.3
Mutual funds	73.8	67.7	33.2
Institutional	16.6	16.6	6.0
Total	$114.7	$102.7	$53.5
(1)	As at November 1, 2010.

T59 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2012	2011
Audit services	$20.7	$18.9
Audit-related services	0.5	1.4
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.5	0.5
Total	$21.8	$20.9

88      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T60 Selected quarterly information(1)

	2012				2011

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	2,580	2,567	2,481	2,375	2,329	2,296	2,136	2,253
Net interest income (TEB(2))	2,584	2,572	2,484	2,380	2,334	2,302	2,141	2,258
Non-interest revenue	2,284	2,945	2,223	2,246	1,896	2,002	2,503	1,895
Non-interest revenue (TEB(2))	2,354	3,017	2,289	2,309	1,965	2,069	2,567	1,961
Total revenue	4,864	5,512	4,704	4,621	4,225	4,298	4,639	4,148
Total revenue (TEB(2))	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Provision for credit losses	321	402	264	265	281	250	270	275
Operating expenses	2,713	2,618	2,565	2,507	2,489	2,348	2,395	2,249
Provision for income taxes	311	441	415	413	298	397	353	375
Provision for income taxes (TEB(2))	385	518	484	481	372	470	422	446
Net income	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Net income attributable to common shareholders	1,398	1,946	1,336	1,343	1,071	1,209	1,528	1,157
Operating performance
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
Adjusted diluted earnings per share(2)($)	1.21	1.72	1.18	1.23	1.00	1.12	1.41	1.10
Return on equity(2)(%)	16.4	24.6	18.6	19.8	16.4	19.1	25.7	20.9
Productivity ratio (%)(TEB(2))	54.9	46.9	53.7	53.5	57.9	53.7	50.9	53.3
Core banking margins (%)(TEB(2))	2.35	2.33	2.37	2.25	2.26	2.31	2.30	2.41
Banking margin on average total assets (%)(TEB(2))	2.12	2.11	2.14	2.03	2.07	2.09	2.09	2.21
Financial position information ($ billions)
Cash and deposits with banks	54.8	62.4	67.6	52.9	45.2	48.7	63.4	44.6
Trading assets	87.6	93.8	94.2	88.1	75.8	87.1	88.6	80.5
Loans	364.8	356.6	345.1	341.2	327.6	318.1	311.6	310.2
Total assets	668.0	670.0	659.7	637.1	594.4	587.6	590.7	559.4
Deposits	463.6	461.0	460.9	451.6	421.3	415.2	419.5	398.8
Common equity	35.3	32.4	30.6	28.1	26.4	25.6	24.6	22.3
Preferred shares	4.4	4.4	4.4	4.4	4.4	4.4	4.4	4.0
Assets under administration	328.0	315.4	318.2	310.8	297.7	302.5	305.7	236.3
Assets under management	114.7	108.7	108.7	106.0	102.7	104.6	105.9	55.8
Capital measures (1)
Tier 1 capital ratio (%)	13.6	12.6	12.2	11.4	12.2	12.3	12.0	11.8
Total capital ratio (%)	16.7	14.4	14.0	13.2	13.9	14.1	13.9	13.7
Tangible common equity to risk-weighted assets(2)(%)	11.3	10.2	9.4	8.5	9.6	9.6	9.3	9.9
Asset-to-capital multiple	15.0	17.2	17.5	17.7	16.6	17.0	17.6	17.6
Risk-weighted assets ($ billions)	253.3	252.4	252.9	253.1	234.0	224.8	222.3	215.3
Credit quality
Net impaired loans ($ millions)(3)	1,973	2,032	1,999	1,806	1,957	1,990	2,107	2,205
Allowance for credit losses ($ millions)	2,969	2,862	2,713	2,750	2,689	2,677	2,639	2,646
Net impaired loans as a % of loans and acceptances(3)	0.53	0.56	0.57	0.52	0.58	0.61	0.66	0.69
Provision for credit losses as a % of average loans and acceptances (annualized)	0.34	0.44	0.30	0.32	0.34	0.32	0.36	0.36
Common share information
Share price ($)
High	55.00	54.89	57.18	56.95	54.96	59.73	61.28	57.72
Low	51.24	50.25	50.22	47.54	49.00	53.77	56.25	52.11
Close	54.25	52.35	54.80	51.53	52.53	54.18	57.69	56.46
Shares outstanding (millions)
Average – Basic	1,166	1,142	1,134	1,091	1,086	1,082	1,078	1,044
Average – Diluted	1,184	1,160	1,168	1,125	1,118	1,115	1,113	1,081
End of period	1,184	1,146	1,141	1,103	1,089	1,085	1,082	1,047
Dividends per share ($)	0.57	0.55	0.55	0.52	0.52	0.52	0.52	0.49
Dividend yield(4)(%)	4.3	4.2	4.1	4.0	4.0	3.7	3.5	3.6
Market capitalization ($ billions)	64.3	60.0	62.5	56.8	57.2	58.8	62.4	59.1
Book value per common share ($)	29.76	28.29	26.78	25.49	24.20	23.59	22.78	21.29
Market value to book value multiple	1.8	1.9	2.0	2.0	2.2	2.3	2.5	2.7
Price to earnings multiple (trailing 4 quarters)	10.2	10.3	12.1	10.8	11.3	11.7	12.8	13.8

(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except capital measures reflect the adoption of IFRS. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the period.

Scotiabank Annual Report  2012      89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T61 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2012	2011
Assets
Cash and deposits with banks	$54,804	$45,222
Precious metals	12,387	9,249
Trading assets
Securities	74,639	62,192
Loans	12,857	13,607
Other	100	–
	87,596	75,799
Financial assets designated at fair value through profit or loss	197	375
Securities purchased under resale agreements	47,354	34,582
Derivative financial instruments	30,327	37,322
Investment securities	33,361	30,176
Loans
Residential mortgages	175,630	161,685
Personal and credit cards	68,277	63,317
Business and government	123,828	105,260
	367,735	330,262
Allowance for credit losses	2,969	2,689
	364,766	327,573
Other
Customers’ liability under acceptances	8,932	8,172
Property and equipment	2,260	2,504
Investments in associates	4,760	4,434
Goodwill and other intangible assets	8,692	7,639
Deferred tax assets	1,936	2,214
Other assets	10,672	9,162
	37,252	34,125
	$668,044	$594,423
Liabilities
Deposits
Personal	$138,051	$133,025
Business and government	295,588	266,965
Banks	29,970	21,345
	463,609	421,335
Other
Acceptances	8,932	8,172
Obligations related to securities sold short	18,622	15,450
Derivative financial instruments	35,299	40,236
Obligations related to securities sold under repurchase agreements	56,949	38,216
Subordinated debentures	10,143	6,923
Capital instruments	1,358	2,003
Other liabilities	31,753	29,848
	163,056	140,848
	626,665	562,183
Equity
Common equity
Common shares	13,139	8,336
Retained earnings	21,978	18,421
Accumulated other comprehensive income (loss)	(31)	(497)
Other reserves	166	96
Total common equity	35,252	26,356
Preferred shares	4,384	4,384
Total equity attributable to equity holders of the Bank	39,636	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	966	626
Capital instrument equity holders	777	874
Total equity	41,379	32,240
	$668,044	$594,423

90      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T62 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2012	2011
Revenue
Interest income
Loans	$15,608	$14,376
Securities	1,041	986
Securities purchased under resale agreements	220	220
Deposits with banks	285	273
	17,154	15,855
Interest expense
Deposits	5,947	5,589
Subordinated debentures	381	369
Capital instruments	132	138
Other	691	745
	7,151	6,841
Net interest income	10,003	9,014
Net fee and commission revenues	6,274	5,727
Other operating income	3,424	2,569
Total revenue	19,701	17,310
Provision for credit losses	1,252	1,076
Operating expenses	10,403	9,481
Income before taxes	8,046	6,753
Income tax expense	1,580	1,423
Net income	$6,466	$5,330
Net income attributable to non-controlling interests	223	149
Non-controlling interests in subsidiaries	198	91
Capital instrument equity holders	25	58
Net income attributable to equity holders of the Bank	6,243	5,181
Preferred shareholders	220	216
Common shareholders	$6,023	$4,965
Earnings per common share (in dollars):
Basic	$5.31	$4.63
Diluted	$5.22	$4.53

Scotiabank Annual Report  2012      91

MANAGEMENT’S DISCUSSION AND ANALYSIS

T61 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Investment	–	–
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments(1)	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets(1)	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments(1)	31,990	28,806
Other liabilities(1)	28,947	24,682
	130,358	114,327

Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

92      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$37,318	$29,195	$23,376	$20,505	$17,155	$20,581	$20,273

48,292	59,685	62,490	50,007	43,056	42,899	34,592
38,823	28,426	–	–	–	–	–
–	–	32,870	23,285	15,576	20,141	21,439
920	724	142	167	141	152	163
88,035	88,835	95,502	73,459	58,773	63,192	56,194
19,451	22,542	25,705	20,578	17,880	22,648	32,262

115,084	102,154	89,590	75,520	69,018	61,646	56,295
50,719	41,734	39,058	34,695	30,182	26,277	23,363
125,503	85,500	76,733	62,681	57,384	64,313	77,181
291,306	229,388	205,381	172,896	156,584	152,236	156,839
2,626	2,241	2,607	2,469	2,696	3,217	3,430
288,680	227,147	202,774	170,427	153,888	149,019	153,409

11,969	11,538	9,555	7,576	7,086	6,811	8,399
44,810	21,960	12,098	12,867	15,488	15,308	15,821
2,449	2,061	2,103	1,836	1,823	1,944	2,101
14,913	8,232	7,893	6,777	7,119	6,389	7,921
74,141	43,791	31,649	29,056	31,516	30,452	34,242
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

$118,919	$100,823	$93,450	$83,953	$79,020	$76,431	$75,558
200,566	161,229	141,072	109,389	94,125	93,541	93,830
27,095	26,406	29,392	24,103	22,051	22,700	26,230
346,580	288,458	263,914	217,445	195,196	192,672	195,618

11,969	11,538	9,555	7,576	7,086	6,811	8,399
36,506	28,137	33,470	26,032	19,428	28,686	31,881
11,700	16,039	13,396	11,250	7,585	9,219	8,737
42,811	24,689	12,869	13,004	16,002	14,758	15,500
31,063	21,138	24,799	18,983	13,785	14,145	15,678
134,049	101,541	94,089	76,845	63,886	73,619	80,195

4,352	1,710	2,271	2,597	2,615	2,661	3,878
500	500	750	750	2,250	2,500	2,225

2,860	1,635	600	600	300	300	300

3,829	3,566	3,425	3,317	3,229	3,141	3,002
18,549	17,460	15,843	14,126	13,239	11,747	10,398
(3,596)	(3,857)	(2,321)	(1,961)	(1,783)	(1,074)	102
18,782	17,169	16,947	15,482	14,685	13,814	13,502
21,642	18,804	17,547	16,082	14,985	14,114	13,802
502	497	435	306	280	326	662
22,144	19,301	17,982	16,388	15,265	14,440	14,464
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

Scotiabank Annual Report  2012      93

MANAGEMENT’S DISCUSSION AND ANALYSIS

T62 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expenses
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other(1)	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	100	114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions):
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars):
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.

94      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$15,832	$13,985	$11,575	$9,236	$8,480	$9,073	$9,635
4,615	4,680	4,124	3,104	2,662	2,859	3,087
786	1,258	1,102	817	594	872	1,073
1,083	1,112	881	646	441	442	573
22,316	21,035	17,682	13,803	12,177	13,246	14,368

12,131	10,850	8,589	5,755	4,790	5,222	5,519
166	116	130	134	112	139	203
37	53	53	53	164	182	158
2,408	2,918	2,502	1,990	1,410	1,735	1,971
14,742	13,937	11,274	7,932	6,476	7,278	7,851
7,574	7,098	6,408	5,871	5,701	5,968	6,517
630	270	216	230	390	893	2,029
6,944	6,828	6,192	5,641	5,311	5,075	4,488
4,302	5,392	4,800	4,529	4,320	4,015	3,942
11,246	12,220	10,992	10,170	9,631	9,090	8,430

4,109	3,983	3,768	3,488	3,452	3,361	3,344
3,187	3,011	2,675	2,555	2,410	2,370	2,630
7,296	6,994	6,443	6,043	5,862	5,731	5,974
3,950	5,226	4,549	4,127	3,769	3,359	2,456
691	1,063	872	847	786	777	594
$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862
119	118	98	71	75	160	154
3,140	4,045	3,579	3,209	2,908	2,422	1,708
107	51	30	25	16	16	16
$3,033	$3,994	$3,549	$3,184	$2,892	$2,406	$1,692

987	989	988	998	1,010	1,010	1,009
993	997	1,001	1,012	1,026	1,026	1,026

$3.07	$4.04	$3.59	$3.19	$2.87	$2.38	$1.68
$3.05	$4.01	$3.55	$3.15	$2.82	$2.34	$1.65
$1.92	$1.74	$1.50	$1.32	$1.10	$0.84	$0.73

Scotiabank Annual Report  2012      95

MANAGEMENT’S DISCUSSION AND ANALYSIS

T63 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Common shares:
Balance at beginning of year	$8,336	$5,750
Issued	4,803	2,586
Purchased for cancellation	–	–
Balance at end of year	13,139	8,336
Retained earnings
Balance at beginning of year (CGAAP)	–	21,932
IFRS adjustment	–	(6,248)
Balance at beginning of year (IFRS)	18,421	15,684
Adjustments	–	–
Net income attributable to common shareholders of the Bank(2)	6,023	4,965
Dividends: Preferred(3)	–	–
Common	(2,493)	(2,200)
Purchase of shares and premium on redemption	8	–
Other	19	(28)
Balance at end of year	21,978	18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year (CGAAP)	–	(4,051)
IFRS adjustment	–	4,320
Balance at beginning of year (IFRS)	(497)	269
Cumulative effect of adopting new accounting policies	–	–
Other comprehensive income (loss)	466	(766)
Balance at end of year	(31)	(497)
Other reserves(4):
Balance at beginning of year	96	25
Share-based payments	38	46
Other	32	25
Balance at end of year	166	96
Total common equity	35,252	26,356
Preferred shares
Balance at beginning of year	4,384	3,975
Net attributable to preferred shareholders of the Bank(2)	220	216
Preferred dividends(3)	(220)	(216)
Issued	–	409
Balance at end of year	4,384	4,384
Non-controlling interests
Balance at beginning of year (CGAAP)	–	579
IFRS adjustment	–	936
Balance at beginning of year (IFRS)	1,500	1,515
Net income attributable to non-controlling interests	198	154
Distributions to non-controlling interests	(159)	(181)
Effect of foreign exchange and others	204	12
Balance at end of year	1,743	1,500
Total equity at end of year	$41,379	$32,240

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Under CGAAP, amounts represent net income attributable to common and preferred shareholders of the Bank.
(3)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(4)	Under CGAAP, amounts represents Contributed Surplus.
(5)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(6)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(7)	Relates to the adoption of new goodwill accounting standard under CGAAP.
(8)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.

T64 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Net income	$6,466	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	116	105
Other comprehensive income from investments in associates	25	–
Other comprehensive income (loss)	441	(761)
Comprehensive income	$6,907	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	6,489	4,199
Preferred shareholders of the Bank	220	216
Non-controlling interests in subsidiaries	173	96
Capital instrument equity holders	25	58
	$6,907	$4,569

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts for periods prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

96      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004	2003	2002

4,946	3,829	3,566	3,425		3,316		3,228	3,140	3,002	2,920
804	1,117	266	184		135		172	117	163	101
–	–	(3)	(43)		(26)		(84)	(29)	(25)	(19)
5,750	4,946	3,829	3,566		3,425		3,316	3,228	3,140	3,002

19,916	18,549	17,460	15,843		14,126		13,239	11,747	10,398	9,674
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	–	–	(61	)(5)	(25	)(6)	–	–	–	(76	)(7)
4,239	3,547	3,140	4,045		3,579		3,209	2,908	2,422	1,708
(201)	(186)	(107)	(51)		(30)		(25)	(16)	(16)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)	(849)	(732)
–	–	(37)	(586)		(324)		(973)	(290)	(201)	(154)
1	(4)	(11)	(10)		–		(7)	–	(7)	(6)
21,932	19,916	18,549	17,460		15,843		14,126	13,239	11,747	10,398

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)	102	239
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	595 (8)	–	683		–		–	–	–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)	(1,176)	(137)
(4,051)	(3,800)	(3,596)	(3,857)		(2,321)		(1,961)	(1,783)	(1,074)	102

–	–	–	–		1		1	1	–	–
25	–	–	–		(1)		–	–	1	–
–	–	–	–		–		–	–	–	–
25	–	–	–		–		1	1	1	–
23,656	21,062	18,782	17,169		16,947		15,482	14,685	13,814	13,502

3,710	2,860	1,635	600		600		300	300	300	300
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
265	850	1,225	1,035		–		300	–	–	–
3,975	3,710	2,860	1,635		600		600	300	300	300

554	502	N/A	N/A		N/A		N/A	N/A	N/A	N/A
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
100	114	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
579	554	502	497		435		306	280	326	662
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265	$14,440	$14,464

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)	(1,176)	(137)
278	894	(1,588)	(67)	–	–	–	–	–
62	43	(519)	76	–	–	–	–	–
–	–	–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)	(1,176)	(137)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

3,787	2,562	3,294	1,775	3,189	3,006	2,183	1,230	1,555
201	186	107	51	30	25	16	16	16
100	114	119	118	98	71	75	160	154
–	–	–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

Scotiabank Annual Report  2012      97

MANAGEMENT’S DISCUSSION AND ANALYSIS

T65 Other statistics

	IFRS

For the year ended October 31	2012(1)	2011(1)
Operating performance
Basic earnings per share ($)	5.31	4.63
Diluted earnings per share ($)	5.22	4.53
Return on equity (%)(2)	19.7	20.3
Productivity ratio (%)(TEB(2))	52.0	53.9
Return on assets (%)	0.98	0.91
Core banking margin (%)(TEB(2))	2.32	2.32
Banking margin on average total assets (%)(TEB(2))	2.10	2.11
Net interest margin on total average assets (%)(TEB(2))	N/A	N/A
Capital measures(3)
Tier 1 capital ratio (%)	13.6	12.2
Total capital ratio (%)	16.7	13.9
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6
Assets-to-capital multiple	15.0	16.6
Common share information
Share price ($):
High	57.18	61.28
Low	47.54	49.00
Close	54.25	52.53
Number of shares outstanding (millions)	1,184	1,089
Dividends per share ($)	2.19	2.05
Dividend yield (%)(4)	4.2	3.7
Price to earnings multiple(5)	10.2	11.3
Book value per common share ($)	29.76	24.20
Other information
Average total assets ($ millions)	659,535	586,101
Number of branches and offices	3,123	2,926
Number of employees	81,497	75,362
Number of automated banking machines	7,341	6,260

(1)	Financial ratios for 2012 and 2011 are based on amounts prepared in accordance with International Financial Reporting Standards (IFRS). The financial ratios prior to 2011 are based on amounts prepared in accordance with Canadian Generally Accepted Accounting Principles. Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measure. Refer to non-GAAP measures on page 17.
(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.

98      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002

3.91	3.32	3.07	4.04	3.59	3.19	2.87	2.38	1.68
3.91	3.31	3.05	4.01	3.55	3.15	2.82	2.34	1.65
18.3	16.7	16.7	22.0	22.1	20.9	19.9	17.6	13.0
51.8	53.7	59.4	53.7	55.3	56.3	56.9	55.9	55.7
0.84	0.71	0.72	1.03	1.05	1.06	1.05	0.89	0.63
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10	2.16	2.29

11.8	10.7	9.3	9.3	10.2	11.1	11.5	10.8	9.9
13.8	12.9	11.1	10.5	11.7	13.2	13.9	13.2	12.7
9.7	8.3	6.6	7.4	8.3	9.3	9.7	8.8	8.3
17.0	16.6	18.0	18.2	17.1	15.1	13.8	14.4	14.5

55.76	49.19	54.00	54.73	49.80	44.22	40.00	33.70	28.10
44.12	23.99	35.25	46.70	41.55	36.41	31.08	22.28	21.01
54.67	45.25	40.19	53.48	49.30	42.99	39.60	32.74	22.94
1,043	1,025	992	984	990	990	1,009	1,011	1,008
1.96	1.96	1.92	1.74	1.50	1.32	1.10	0.84	0.73
3.9	5.4	4.3	3.4	3.3	3.3	3.1	3.0	3.0
14.0	13.6	13.1	13.2	13.7	13.5	13.8	13.8	13.7
22.68	20.55	18.94	17.45	17.13	15.64	14.56	13.67	13.39

515,991	513,149	455,539	403,475	350,709	309,374	283,986	288,513	296,852
2,784	2,686	2,672	2,331	2,191	1,959	1,871	1,850	1,847
70,772	67,802	69.049	58,113	54,199	46,631	43,928	43,986	44,633
5,978	5,778	5,609	5,283	4,937	4,449	4,219	3,918	3,693

Scotiabank Annual Report  2012      99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2012, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Rick Waugh	Sean McGuckin
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

December 7, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2012, October 31, 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and October 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 7, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 7, 2012

100      2012  Scotiabank Annual Report

ÉTATS FINANCIERS CONSOLIDÉS

États financiers consolidés

Table des matières

102	Responsabilité de la direction à l’égard de l’information financière

103	Rapport des auditeurs du cabinet d’experts-comptables inscrit et indépendant

104	État consolidé de la situation financière

105	Compte consolidé de résultat

106	État consolidé du résultat global

107	État consolidé des variations des capitaux propres

108	Tableau consolidé des flux de trésorerie

109	Notes afférentes aux états financiers consolidés 2012

Banque Scotia – Rapport annuel  2012      101

ÉTATS FINANCIERS CONSOLIDÉS

Responsabilité de la direction à l’égard de l’information financière

La responsabilité de l’intégrité et de la présentation d’une image fidèle de l’information financière contenue dans le présent rapport annuel incombe à la direction de La Banque de Nouvelle-Écosse (la « Banque »). Les présents états financiers consolidés ont été dressés selon les Normes internationales d’information financière publiées par l’International Accounting Standards Board. Les états financiers consolidés sont également conformes aux exigences comptables de la Loi sur les banques.

Les états financiers consolidés comprennent, au besoin, des montants qui sont établis selon les meilleures estimations et au meilleur jugement de la direction. L’information financière présentée ailleurs dans le présent rapport annuel est conforme à celle figurant dans les états financiers consolidés.

La direction reconnaît depuis toujours qu’il est important que la Banque maintienne et renforce les normes de conduite les plus élevées dans toutes ses activités, y compris l’établissement et la diffusion d’états qui donnent une image fidèle de la situation financière de la Banque. À cet égard, la direction a mis au point et maintient un système de comptabilité et de présentation de l’information qui prévoit les contrôles internes nécessaires, de sorte que les opérations sont correctement autorisées et comptabilisées, les biens, protégés contre un usage ou une cession non autorisés et les passifs, dûment comptabilisés. Le système prévoit aussi des politiques et des procédures écrites, le recrutement judicieux et la formation appropriée de salariés qualifiés, la mise en place de structures organisationnelles assurant une répartition précise et appropriée des tâches ainsi que la communication de politiques et de directives sur la conduite des affaires à l’échelle de la Banque.

La direction, sous la supervision du chef de la direction et du chef des affaires financières et en collaboration avec ces derniers, a mis en place un processus d’évaluation des contrôles et procédures de communication de l’information et du contrôle interne à l’égard de l’information financière conformément aux règlements sur les valeurs mobilières du Canada et des États-Unis.

Le système de contrôle interne est en outre renforcé par une équipe professionnelle d’auditeurs internes qui examinent périodiquement tous les aspects des activités de la Banque. De plus, le chef de l’audit de la Banque communique librement avec les membres du comité d’audit et de révision du conseil d’administration et les rencontre périodiquement. De plus, la fonction de conformité de la Banque maintient des politiques, des procédures et des programmes visant à assurer la conformité aux exigences réglementaires, notamment des règles établies en matière de conflit d’intérêts.

Le Bureau du surintendant des institutions financières Canada, dont le mandat consiste à protéger les droits et les intérêts des déposants et des créanciers de la Banque, procède à un examen des activités et des affaires de la Banque ainsi qu’à toute enquête à leur sujet qu’il peut juger nécessaire, pour déterminer si les dispositions de la Loi sur les banques sont observées et si la situation financière de la Banque est saine.

Les membres du comité d’audit et de révision, qui sont tous des administrateurs externes, examinent les états financiers consolidés, de concert avec la direction et les auditeurs indépendants, avant qu’ils soient approuvés par le conseil d’administration et présentés aux actionnaires de la Banque.

Les membres du comité d’audit et de révision examinent toutes les transactions avec des parties liées pouvant avoir une incidence importante sur la Banque et font état de leurs conclusions au conseil d’administration.

KPMG s.r.l./S.E.N.C.R.L., les auditeurs indépendants nommés par les actionnaires de la Banque, ont audité la situation financière consolidée de la Banque au 31 octobre 2012, au 31 octobre 2011 et au 1er novembre 2010 ainsi que sa performance financière consolidée et ses flux de trésorerie consolidés pour les exercices clos le 31 octobre 2012 et le 31 octobre 2011 conformément aux Normes internationales d’information financière publiées par l’International Accounting Standards Board et aux normes du Public Company Accounting Oversight Board des États-Unis, et ils ont exprimé leur opinion à l’issue de leurs audits dans le rapport ci-après adressé aux actionnaires. Les auditeurs nommés par les actionnaires communiquent librement avec les membres du comité d’audit et de révision, qu’ils rencontrent périodiquement afin de discuter de leurs audits, notamment de leurs conclusions en ce qui a trait à l’intégrité de l’information financière et comptable de la Banque et aux questions connexes.

Le chef de la direction,

Rick Waugh

Toronto, Canada

Le 7 décembre 2012

Le vice-président à la direction et chef des affaires financières,

Sean McGuckin

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Rapport des auditeurs du cabinet d’experts-comptables inscrit et indépendant

Aux actionnaires de La Banque de Nouvelle-Écosse

Nous avons effectué l’audit des états financiers consolidés ci-joints de La Banque de Nouvelle-Écosse, qui comprennent les états consolidés de la situation financière aux 31 octobre 2012 et 2011 ainsi qu’au 1er novembre 2010, les comptes consolidés de résultat, les états consolidés du résultat global, les états consolidés des variations des capitaux propres et les tableaux consolidés des flux de trésorerie des exercices clos les 31 octobre 2012 et 2011, ainsi que les notes, qui comprennent un résumé des principales méthodes comptables et d’autres informations explicatives.

Responsabilité de la direction pour les états financiers consolidés

La direction est responsable de la préparation et de la présentation fidèle de ces états financiers consolidés conformément aux Normes internationales d’information financière (« IFRS ») publiées par l’International Accounting Standards Board, ainsi que du contrôle interne qu’elle considère comme nécessaire pour permettre la préparation d’états financiers consolidés exempts d’anomalies significatives, que celles-ci résultent de fraudes ou d’erreurs.

Responsabilité des auditeurs

Notre responsabilité consiste à exprimer une opinion sur les états financiers consolidés, sur la base de nos audits. Nous avons effectué nos audits selon les normes d’audit généralement reconnues du Canada et les normes du Public Company Accounting Oversight Board (États-Unis). Ces normes requièrent que nous nous conformions aux règles de déontologie et que nous planifiions et réalisions l’audit de façon à obtenir l’assurance raisonnable que les états financiers consolidés ne comportent pas d’anomalies significatives.

Un audit implique la mise en œuvre de procédures en vue de recueillir des éléments probants concernant les montants et les informations fournis dans les états financiers consolidés. Le choix des procédures relève de notre jugement, et notamment de notre évaluation des risques que les états financiers consolidés comportent des anomalies significatives, que celles-ci

résultent de fraudes ou d’erreurs. Dans l’évaluation de ces risques, nous prenons en considération le contrôle interne de l’entité portant sur la préparation et la présentation fidèle des états financiers consolidés afin de concevoir des procédures d’audit appropriées aux circonstances. Un audit comporte également l’appréciation du caractère approprié des méthodes comptables retenues et du caractère raisonnable des estimations comptables faites par la direction, de même que l’appréciation de la présentation d’ensemble des états financiers consolidés.

Nous estimons que les éléments probants que nous avons obtenus sont suffisants et appropriés pour fonder notre opinion d’audit.

Opinion

À notre avis, les états financiers consolidés donnent, dans tous leurs aspects significatifs, une image fidèle de la situation financière consolidée de La Banque de Nouvelle-Écosse aux 31 octobre 2012 et 2011 ainsi qu’au 1er novembre 2010, ainsi que de sa performance financière consolidée et de ses flux de trésorerie consolidés pour les exercices clos les 31 octobre 2012 et 2011, conformément aux Normes internationales d’information financière (« IFRS ») publiées par l’International Accounting Standards Board.

Autre point

Nous avons également audité, selon les normes du Public Company Accounting Oversight Board (États-Unis), le contrôle interne à l’égard de l’information financière de La Banque de Nouvelle-Écosse au 31 octobre 2012 d’après les critères établis dans le rapport Internal Control – Integrated Framework publié par le Committee of Sponsoring Organizations (le « COSO ») de la Treadway Commission, et dans notre rapport daté du 7 décembre 2012, nous exprimons une opinion non modifiée (sans réserve) sur l’efficacité du contrôle interne à l’égard de l’information financière de La Banque de Nouvelle-Écosse.

KPMG s.r.l./S.E.N.C.R.L.

Comptables agréés, experts-comptables autorisés

Toronto, Canada

Le 7 décembre 2012

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État consolidé de la situation financière

			Aux		Ouverture au
(en millions de dollars)	Notes		31 octobre 2012	31 octobre 2011	1er novembre 2010
Actifs
Trésorerie et dépôts auprès d’autres banques	5		54 804	$45 222	$40 231	$
Métaux précieux			12 387	9 249	6 497
Actifs détenus à des fins de transaction
Titres	7	a)	74 639	62 192	61 987
Prêts	7	b)	12 857	13 607	11 427
Autres			100	–	–
			87 596	75 799	73 414
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	8		197	375	823
Titres pris en pension			47 354	34 582	27 920
Instruments financiers dérivés	9		30 327	37 322	26 908
Titres de placement	10		33 361	30 176	31 381
Prêts	11
Prêts hypothécaires à l’habitation			175 630	161 685	152 324
Prêts personnels et sur cartes de crédit			68 277	63 317	63 531
Prêts aux entreprises et aux administrations publiques			123 828	105 260	94 811
			367 735	330 262	310 666
Compte de correction de valeur pour pertes sur créances	13	b)	2 969	2 689	2 630
			364 766	327 573	308 036
Autres
Engagements de clients en contrepartie d’acceptations			8 932	8 172	7 616
Immobilisations corporelles	15		2 260	2 504	2 398
Participations dans des sociétés associées	16		4 760	4 434	4 635
Goodwill et autres immobilisations incorporelles	17		8 692	7 639	3 661
Actifs d’impôt différé	30	c)	1 936	2 214	2 976
Autres actifs	18		10 672	9 162	7 474
			37 252	34 125	28 760
			668 044	$594 423	$543 970	$
Passifs
Dépôts	20
Particuliers			138 051	$133 025	$128 850	$
Entreprises et administrations publiques			295 588	266 965	233 349
Autres banques			29 970	21 345	22 113
			463 609	421 335	384 312
Autres
Acceptations			8 932	8 172	7 616
Obligations relatives aux titres vendus à découvert			18 622	15 450	21 519
Instruments financiers dérivés	9		35 299	40 236	31 438
Obligations relatives aux titres mis en pension			56 949	38 216	32 788
Débentures subordonnées	22		10 143	6 923	6 939
Instruments de fonds propres	23		1 358	2 003	2 415
Autres passifs	24		31 753	29 848	29 725
			163 056	140 848	132 440
			626 665	562 183	516 752
Capitaux propres
Capitaux propres attribuables aux actionnaires ordinaires
Actions ordinaires	26		13 139	8 336	5 750
Résultats non distribués			21 978	18 421	15 684
Cumul des autres éléments du résultat global			(31)	(497)	269
Autres réserves			166	96	25
Total des capitaux propres attribuables aux actionnaires ordinaires			35 252	26 356	21 728
Actions privilégiées	27		4 384	4 384	3 975
Total des capitaux propres attribuables aux détenteurs de titres de capitaux propres de la Banque			39 636	30 740	25 703
Participations ne donnant pas le contrôle
Participations ne donnant pas le contrôle dans des filiales	34	b)	966	626	559
Détenteurs d’instruments de fonds propres – composante capitaux propres	23		777	874	956
			41 379	32 240	27 218
			668 044	$594 423	$543 970	$

John T. Mayberry	Rick Waugh
Président du conseil	Chef de la direction

Les notes ci-jointes font partie intégrante des présents états financiers consolidés.

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Compte consolidé de résultat

Exercices clos les 31 octobre (en millions de dollars)	Note		2012	2011
Revenus
Revenus d’intérêts
Prêts			15 608	$14 376	$
Titres			1 041	986
Titres pris en pension			220	220
Dépôts auprès d’autres banques			285	273
			17 154	15 855
Charges d’intérêts
Dépôts			5 947	5 589
Débentures subordonnées			381	369
Instruments de fonds propres			132	138
Autres			691	745
			7 151	6 841
Revenus d’intérêts nets			10 003	9 014
Revenus tirés des frais et des commissions
Services bancaires	35		3 215	2 872
Services de gestion de patrimoine	35		2 170	1 963
Commissions de placement et autres honoraires de services-conseils			493	492
Opérations de change à des fins autres que de transaction			365	349
Autres			293	267
			6 536	5 943
Charges liées aux frais et aux commissions			262	216
Revenus nets tirés des frais et des commissions			6 274	5 727
Autres revenus opérationnels
Revenus provenant des activités de transaction	36		1 316	830
Profit net sur les titres de placement	10 d)		185	285
Revenu net découlant de participations dans des sociétés associées	16		442	433
Revenus d’assurance, déduction faite des sinistres			388	294
Autres			1 093	727
			3 424	2 569
Total des revenus			19 701	17 310
Dotation au compte de correction de valeur pour pertes sur créances	13 b)		1 252	1 076
			18 449	16 234
Charges opérationnelles
Salaires et avantages du personnel			5 749	5 358
Locaux et technologie			1 607	1 446
Amortissements des immobilisations corporelles et incorporelles			450	413
Communications			373	344
Publicité et prospection			450	427
Honoraires			340	262
Taxe d’affaires et taxe sur le capital			248	183
Autres			1 186	1 048
			10 403	9 481
Bénéfice avant impôt sur le résultat			8 046	6 753
Charge d’impôt sur le résultat			1 580	1 423
Bénéfice net			6 466	$5 330	$
Bénéfice net attribuable aux participations ne donnant pas le contrôle			223	$149	$
Participations ne donnant pas le contrôle dans des filiales	34 b	)	198	91
Détenteurs d’instruments de fonds propres – composante capitaux propres			25	58
Bénéfice net attribuable aux détenteurs de titres de capitaux propres de la Banque			6 243	5 181
Actionnaires privilégiés			220	216
Actionnaires ordinaires			6 023	$4 965	$
Bénéfice par action ordinaire (en dollars)1)
De base	37		5,31	$4,63	$
Dilué	37		5,22	$4,53	$

1)	Le bénéfice par action est exprimé en dollars et il est fondé sur le nombre d’actions.

Les notes ci-jointes font partie intégrante des présents états financiers consolidés.

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État consolidé du résultat global

Exercices clos les 31 octobre (en millions de dollars)	2012	2011
Bénéfice net	6 466	$5 330 $
Autres éléments du résultat global
Variation nette des profits (pertes) de change latents :
Profits (pertes) de change latents, montant net	85	(726)
Profits (pertes) sur les couvertures d’investissements nets dans des établissements à l’étranger, montant net	(33)	47
Charge (économie) d’impôt sur le résultat	(97)	18
	149	(697)
Variation nette des profits (pertes) latents sur les titres de placement :
Profits (pertes) latents sur les titres de placement, montant net	331	(107)
Reclassement du montant net des (profits) pertes dans le bénéfice net	(176)	(112)
Charge (économie) d’impôt sur le résultat	4	(50)
	151	(169)
Variation nette des profits (pertes) sur les instruments dérivés désignés comme couvertures de flux de trésorerie :
Profits (pertes) sur les instruments dérivés désignés comme couvertures de flux de trésorerie, montant net	32	91
Reclassement du montant net des (profits) pertes dans le bénéfice net	124	57
Charge (économie) d’impôt sur le résultat	40	43
	116	105
Autres éléments du résultat global provenant de participations dans des sociétés associées	25	–
Autres éléments du résultat global	441	(761)
Résultat global	6 907	$4 569 $

Résultat global attribuable aux participations ne donnant pas le contrôle	198	$154 $
Participations ne donnant pas le contrôle dans des filiales	173	96
Détenteurs d’instruments de fonds propres – composante capitaux propres	25	58
Résultat global attribuable aux détenteurs de titres de capitaux propres de la Banque	6 709	4 415
Actionnaires privilégiés	220	216
Actionnaires ordinaires	6 489	$4 199 $

Tous les éléments présentés dans les autres éléments du résultat global seront reclassés dans le compte consolidé de résultat au cours de périodes futures.

Les notes ci-jointes font partie intégrante des présents états financiers consolidés.

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État consolidé des variations des capitaux propres

			Cumul des autres éléments du résultat global												Participations ne donnant pas le contrôle
(en millions de dollars)	Actions ordinaires (note 26)	Résultats non distribués1)	Différences de conversion		Réserve disponible à la vente		Réserve aux fins de la couverture des flux de trésorerie		Quote- part des sociétés associées	Autres réserves2)		Total des actions ordinaires	Actions privilégiées (note 27)	Total des actions ordinaires et privilégiées	Participations ne donnant pas le contrôle dans des filiales [note 34b)]		Détenteurs d’instruments de fonds propres – composante capitaux propres (note 23)	Total
Solde au 1er novembre 2011	8 336	$18 421	$(697	) $	441		$(251	) $	10	$96		$26 356	$4 384	$30 740	$626		$874	$32 240 $
Bénéfice net	–	6 023	–		–		–		–	–		6 023	220	6 243	198		25	6 466
Autres éléments du résultat global	–	–	169		156		116		25	–		466	–	466	(25)		–	441
Total du résultat global	–	$6 023	$169		$156		$116		$25	$–		$6 489	$220	$6 709	$173		$25	$6 907 $
Actions émises	4 803	8	–		–		–		–	(26)		4 785	–	4 785	–		–	4 785
Dividendes versés sur les actions ordinaires	–	(2 493)	–		–		–		–	–		(2 493)	–	(2 493)	–		–	(2 493)
Dividendes versés sur les actions privilégiées	–	–	–		–		–		–	–		–	(220)	(220)	–		–	(220)
Distributions aux participations ne donnant pas le contrôle	–	–	–		–		–		–	–		–	–	–	(44)		(115)	(159)
Paiements fondés sur des actions	–	–	–		–		–		–	38		38	–	38	–		–	38
Autres	–	19	–		–		–		–	58	3)	77	–	77	211	4)	(7)	281
Solde au 31 octobre 2012	13 139	$21 978	$(528	) $	597		$(135	) $	35	$166		$35 252	$4 384	$39 636	$966		$777	$41 379 $
Solde au 1er novembre 2010	5 750	$15 684	$–		$616		$(357	) $	10	$25		$21 728	$3 975	$25 703	$559		$956	$27 218 $
Bénéfice net	–	4 965	–		–		–		–	–		4 965	216	5 181	91		58	5 330
Autres éléments du résultat global	–	–	(697)		(175)		106		–	–		(766)	–	(766)	5		–	(761)
Total du résultat global	–	$4 965	$(697	) $	(175	) $	106		$–	$–		$4 199	$216	$4 415	$96		$58	$4 569 $
Actions émises	2 586	–	–		–		–		–	(11)		2 575	409	2 984	–		–	2 984
Dividendes versés sur les actions ordinaires	–	(2 200)	–		–		–		–	–		(2 200)	–	(2 200)	–		–	(2 200)
Dividendes versés sur les actions privilégiées	–	–	–		–		–		–	–		–	(216)	(216)	–		–	(216)
Distributions aux participations ne donnant pas le contrôle	–	–	–		–		–		–	–		–	–	–	(41)		(140)	(181)
Paiements fondés sur des actions	–	–	–		–		–		–	46		46	–	46	–		–	46
Autres	–	(28)	–		–		–		–	36		8	–	8	12	4)	–	20
Solde au 31 octobre 2011	8 336	$18 421	$(697	) $	441		$(251	) $	10	$96		$26 356	$4 384	$30 740	$626		$874	$32 240 $

1)	Comprend des résultats non distribués de 38 $ (34 $ en 2011) liés aux sociétés associées à l’étranger soumises à des restrictions réglementaires locales.
2)	Représente des montants liés aux paiements fondés sur des actions. Se reporter à la note 29.
3)	Comprend l’incidence des composantes alternatives DAA auxquelles certains salariés ont renoncé tout en conservant les options sur actions correspondantes. Se reporter à la note 29.
4)	Comprend les variations des participations ne donnant pas le contrôle découlant des regroupements d’entreprises et des sorties.

Les notes ci-jointes font partie intégrante des présents états financiers consolidés.

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Tableau consolidé des flux de trésorerie

Rentrées (sorties) nettes de trésorerie pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Flux de trésorerie liés aux activités opérationnelles
Bénéfice net	6 466	$5 330 $
Ajustements pour :
Revenus d’intérêts nets	(10 003)	(9 014)
Amortissements des immobilisations corporelles et incorporelles	450	413
Profits liés aux acquisitions	–	(286)
Dotation au compte de correction de valeur pour pertes sur créances	1 252	1 076
Charges dont le paiement est fondé sur des actions et réglé en titres de capitaux propres	38	46
Profit net sur les titres de placement	(185)	(285)
Revenu net découlant de participations dans des sociétés associées	(442)	(433)
Profit sur la vente d’immobilisations corporelles	(864)	(5)
Charge d’impôt sur le résultat	1 580	1 423
Variations des actifs et des passifs opérationnels
Actifs détenus à des fins de transaction	(11 976)	(2 758)
Titres pris en pension	(13 322)	(7 462)
Prêts	(33 351)	(22 250)
Dépôts	36 878	38 997
Obligations relatives aux titres vendus à découvert	3 560	(5 939)
Obligations relatives aux titres mis en pension	18 936	6 206
Instruments financiers dérivés, montant net	2 206	(1 422)
Autres, montant net	(2 070)	1 393
Dividendes perçus	1 026	1 583
Intérêts perçus	16 224	17 535
Intérêts versés	(7 293)	(10 139)
Impôt sur le résultat payé	(1 041)	(1 304)
Rentrées (sorties) nettes de trésorerie liées aux activités opérationnelles	8 069	12 705
Flux de trésorerie liés aux activités d’investissement
Dépôts portant intérêt auprès d’autres banques	(8 475)	(4 174)
Achat de titres de placement	(34 856)	(30 440)
Produit de la vente et de la venue à échéance de titres de placement	31 780	31 889
Acquisition/vente de filiales, de sociétés associées ou d’unités opérationnelles, déduction faite de la trésorerie acquise	(458)	(544)
Produit de la sortie de biens immobiliers	1 407	–
Autres immobilisations corporelles, déduction faite des sorties	(434)	(371)
Autres, montant net	(298)	(4 167)
Rentrées (sorties) nettes de trésorerie liées aux activités d’investissement	(11 334)	(7 807)
Flux de trésorerie liés aux activités de financement
Produit tiré des débentures subordonnées	3 250	–
Remboursement de débentures subordonnées	(20)	–
Remboursement d’instruments de fonds propres	(750)	(500)
Produit de l’émission d’actions ordinaires	4 200	736
Dividendes versés en trésorerie	(2 713)	(2 416)
Distributions aux participations ne donnant pas le contrôle	(159)	(181)
Autres, montant net	287	(1 914)
Rentrées (sorties) nettes de trésorerie liées aux activités de financement	4 095	(4 275)
Effet des variations des cours de change sur la trésorerie et les équivalents de trésorerie	(88)	(59)
Variation nette de la trésorerie et des équivalents de trésorerie	742	564
Trésorerie et équivalents de trésorerie à l’ouverture de l’exercice1)	4 294	3 730
Trésorerie et équivalents de trésorerie à la clôture de l’exercice1)	5 036	$4 294 $

1)	Représente la trésorerie et les dépôts sans intérêt auprès d’autres banques (se reporter à la note 5).

Les notes ci-jointes font partie intégrante des présents états financiers consolidés.

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Notes afférentes aux

états financiers consolidés 2012

Table des matières

Page	Note

110	1.	Entité présentant l’information financière

110	2.	Base d’établissement

110	3.	Principales méthodes comptables

121	4.	Prises de position futures en comptabilité

122	5.	Trésorerie et dépôts auprès d’autres banques

122	6.	Juste valeur des instruments financiers

127	7.	Actifs détenus à des fins de transaction

127	8.	Instruments financiers désignés comme étant à la juste valeur par le biais du résultat net

128	9.	Instruments financiers dérivés

133	10.	Titres de placement

135	11.	Prêts

137	12.	Titrisation

137	13.	Prêts douteux et compte de correction de valeur pour pertes sur créances

138	14.	Entités ad hoc

140	15.	Immobilisations corporelles

141	16.	Participations dans des sociétés associées

141	17.	Goodwill et autres immobilisations incorporelles

143	18.	Autres actifs

143	19.	Contrats de location

144	20.	Dépôts

Page	Note

144	21.	Programme d’obligations couvertes

145	22.	Débentures subordonnées

146	23.	Instruments de fonds propres

147	24.	Autres passifs

147	25.	Provisions

148	26.	Actions ordinaires

148	27.	Actions privilégiées

150	28.	Gestion du capital

151	29.	Rémunération fondée sur des actions

155	30.	Impôt sur le résultat

157	31.	Avantages du personnel

159	32.	Secteurs opérationnels

162	33.	Transactions avec des parties liées

163	34	Principales filiales et participations ne donnant pas le contrôle dans des filiales

164	35.	Revenus tirés des frais et des commissions

164	36.	Revenus provenant des activités de transaction

165	37.	Résultat par action

165	38.	Garanties et engagements

167	39.	Instruments financiers – gestion des risques

176	40.	Regroupements d’entreprises

178	41.	Événements postérieurs à la date de l’état consolidé de la situation financière

178	42.	Première application des IFRS

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1	Entité présentant l’information financière

La Banque de Nouvelle-Écosse (la « Banque ») est une banque à charte en vertu de la Loi sur les banques (Canada) (la « Loi sur les banques »). La Banque est une banque inscrite à l’annexe I de la Loi sur les banques et elle est régie par le Bureau du surintendant des institutions financières (le « BSIF »). La Banque est un fournisseur international de services financiers qui offre une vaste gamme de produits et de services, dont des services bancaires aux particuliers, aux entreprises et aux sociétés ainsi que des services bancaires d’investissement. Le siège social de la Banque est situé au 1709 Hollis Street, Halifax (Nouvelle-Écosse), au Canada, et les bureaux de la direction sont situés au Scotia Plaza, 44 King Street West, Toronto, au Canada. Les actions ordinaires de la Banque sont inscrites à la Bourse de Toronto et à la Bourse de New York.

2	Base d’établissement

Déclaration de conformité

Les présents états financiers consolidés ont été établis conformément aux Normes internationales d’information financière (les « IFRS »), telles qu’elles sont publiées par l’International Accounting Standards Board (l’« IASB »), et aux exigences comptables du BSIF, selon l’article 308 de la Loi sur les banques. L’article 308 stipule que, à moins d’indication contraire par le BSIF, les états financiers doivent être établis selon les principes comptables généralement reconnus du Canada (les « PCGR du Canada »). Étant donné que le Conseil des normes comptables du Canada a adopté les IFRS, telles qu’elles sont publiées par l’IASB, avec prise d’effet le 1er janvier 2011, les IFRS ont remplacé les PCGR du Canada comme référentiel d’information financière pour toutes les entreprises ayant une obligation d’information du public, y compris la Banque. Comme il s’agit des premiers états financiers consolidés que la Banque prépare conformément aux IFRS, ceux-ci ont été établis selon l’IFRS 1, Première application des Normes internationales d’information financière.

La note 42, intitulée « Première application des IFRS », explique dans quelle mesure le passage aux IFRS a eu une incidence sur la situation financière, la performance financière et les flux de trésorerie de la Banque. Cette note comprend un rapprochement des capitaux propres et du résultat global total pour les périodes comparatives ainsi que des capitaux propres constatés à la date de transition selon les PCGR du Canada antérieurs avec ceux constatés selon les IFRS pour les mêmes périodes et à la date de transition.

La publication des états financiers consolidés pour l’exercice clos le 31 octobre 2012 a été autorisée par le conseil d’administration le 7 décembre 2012.

Base d’évaluation

Les états financiers consolidés ont été établis au coût historique, sauf pour ce qui est des éléments énoncés significatifs ci-après, lesquels sont présentés à la juste valeur dans l’état consolidé de la situation financière :

—	Actifs et passifs financiers détenus à des fins de transaction
—	Actifs et passifs financiers désignés comme étant à la juste valeur par le biais du résultat net
—	Instruments financiers dérivés
—	Titres de placement disponibles à la vente

Monnaie fonctionnelle et monnaie de présentation

Les présents états financiers consolidés sont présentés en dollars canadiens, soit la monnaie fonctionnelle de la Banque. Sauf indication contraire, toutes les informations financières présentées en dollars canadiens ont été arrondies au million de dollars près.

Utilisation d’estimations et recours au jugement

L’établissement d’états financiers conformes aux IFRS exige que la direction fasse des estimations et pose des hypothèses qui influent sur la valeur comptable des actifs et des passifs à la date des états financiers ainsi que sur la valeur comptable des revenus et des charges de la période. Parmi les principaux domaines où la direction a porté des jugements difficiles, complexes ou subjectifs, souvent sur des enjeux foncièrement incertains, mentionnons le compte de correction de valeur pour pertes sur créances, la juste valeur des instruments financiers, l’impôt sur le résultat des sociétés, les avantages du personnel, la juste valeur de tous les actifs et passifs identifiables découlant des regroupements d’entreprises, la dépréciation de titres de placement, la dépréciation d’actifs non financiers, la détermination du contrôle des entités ad hoc, le contrôle de fait d’autres entités, la comptabilité de couverture et les provisions. Les résultats réels pourraient différer des estimations présentées ici et ailleurs.

3	Principales méthodes comptables

Les principales méthodes comptables suivies dans le cadre de l’établissement des états financiers consolidés, y compris toute exigence comptable supplémentaire fixée par le BSIF, comme il est indiqué ci-dessous, ont été appliquées de manière uniforme à toutes les périodes présentées dans les présents états financiers consolidés et dans le cadre de l’établissement de l’état consolidé de la situation financière d’ouverture en IFRS au 1er novembre 2010 pour les besoins de la transition aux IFRS, sauf indication contraire.

Méthode de consolidation

Les états financiers consolidés comprennent les actifs, les passifs, la performance financière et les flux de trésorerie de la Banque et ceux de ses filiales, après élimination des transactions et des soldes intragroupe. Les filiales sont des entreprises contrôlées par la Banque et ne comprennent pas les sociétés associées et les coentreprises. Les filiales de la Banque peuvent être classées dans les entités contrôlées au moyen de droits de vote ou les entités ad hoc.

La Banque consolide une filiale à partir de la date à laquelle elle obtient le contrôle. Le contrôle s’entend du pouvoir de diriger les politiques financières et opérationnelles afin d’obtenir des avantages des activités de l’entité.

Les participations ne donnant pas le contrôle, y compris les détenteurs d’instruments de fonds propres – composante capitaux propres, sont présentées à l’état consolidé de la situation financière dans les capitaux propres, de façon distincte des capitaux propres attribuables aux actionnaires ordinaires et privilégiés de la Banque. Les cessions partielles et les acquisitions supplémentaires de participations dans une filiale qui ne donnent pas lieu à un changement de contrôle sont comptabilisées à titre de transactions sur titres de capitaux propres avec les détenteurs de participations ne donnant pas le contrôle. Toute différence entre la valeur comptable de la participation et le montant de la transaction est comptabilisée à titre d’ajustement des résultats non distribués.

Filiales – droits de vote

Le contrôle est présumé lorsque la participation est constituée de plus de 50 % des droits de vote d’une entité.

La Banque peut consolider une entité lorsqu’elle détient moins de 50 % des droits de vote si elle possède au moins une des caractéristiques de pouvoir suivantes :

—	le pouvoir sur plus de la moitié des droits de vote en vertu d’un accord;
—	le pouvoir de diriger les politiques financières et opérationnelles de l’entité en vertu d’un texte réglementaire ou d’un contrat;
—	le pouvoir de nommer ou de démettre la majorité des membres du conseil d’administration ou de l’organe de direction équivalent, si le contrôle de l’entité est exercé par ce conseil ou cet organe;
—

le pouvoir de diriger les politiques financières et opérationnelles de l’entité compte tenu du nombre de droits de vote qu’elle détient par rapport au nombre des droits détenus respectivement par les autres détenteurs de droits de vote et à leur dispersion et de la tendance du vote aux assemblées des actionnaires (c.-à-d. contrôle de fait).

Entités ad hoc

Les entités ad hoc sont créées pour réaliser certains objectifs bien définis. La Banque peut en devenir participante au stade de la formation ou à une date ultérieure. Les circonstances suivantes peuvent indiquer une relation dans

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laquelle la Banque contrôle une entité ad hoc et doit, en conséquence, consolider cette entité ad hoc :

—

les activités de l’entité ad hoc sont menées pour le compte de la Banque selon ses besoins opérationnels spécifiques de façon à ce que la Banque obtienne des avantages des activités de l’entité ad hoc;

—

la Banque a le pouvoir décisionnel d’obtenir la majorité des avantages des activités de l’entité ad hoc ou, en mettant en place un mécanisme de « pilotage automatique », la Banque a délégué ce pouvoir décisionnel;

—	la Banque a le droit d’obtenir la majorité des avantages de l’entité ad hoc et, par conséquent, peut être exposée aux risques liés aux activités de l’entité ad hoc;
—	la Banque conserve la majorité des risques résiduels ou inhérents à la propriété relatifs à l’entité ad hoc ou à ses actifs afin d’obtenir des avantages de ses activités.

La Banque consolide toutes les entités ad hoc qu’elle contrôle, y compris le fonds multicédants aux États-Unis et certains instruments de financement et autres instruments.

Sociétés associées et coentreprises

Une société associée est une entité ayant des politiques financières et opérationnelles sur lesquelles la Banque exerce une influence notable, mais non le contrôle. Ordinairement, la Banque est présumée avoir une influence notable lorsqu’elle détient entre 20 % et 50 % des droits de vote. La Banque peut aussi exercer une influence notable par voie d’une représentation au sein du conseil d’administration. L’effet des droits de vote potentiels qui sont actuellement exerçables ou convertibles est pris en considération au moment d’apprécier si la Banque détient une influence notable.

Une coentreprise est un accord contractuel en vertu duquel deux parties ou plus conviennent d’exercer une activité économique sous contrôle conjoint et chacune des parties a droit à sa quote-part dans le résultat net des activités de la coentreprise.

Les participations dans des sociétés associées et des coentreprises sont initialement inscrites au coût. Les participations dans des sociétés associées et des coentreprises sont comptabilisées selon la méthode de la mise en équivalence, laquelle reflète la quote-part de la Banque dans la hausse ou la baisse du résultat postérieurement à l’acquisition et certaines autres variations des capitaux propres de la société associée ou de la coentreprise.

Les profits et les pertes latents qui découlent de transactions conclues avec des sociétés associées et des coentreprises sont pris en compte dans la participation dans les sociétés associées et les coentreprises à hauteur de la participation de la Banque dans l’entreprise détenue.

Les participations dans des sociétés associées et des coentreprises font l’objet d’un test de dépréciation chaque date de clôture ou plus fréquemment si des événements ou des changements de situation indiquent l’existence d’indications objectives de dépréciation. Lorsque la baisse de valeur d’une participation dans une société associée ou une coentreprise est attribuable à une dépréciation, la valeur comptable de la participation est ajustée pour refléter la valeur recouvrable et une perte de valeur est comptabilisée sous « Revenu net découlant de participations dans des sociétés associées » dans le compte consolidé de résultat.

Conversion des devises

Les états financiers de chacun des établissements à l’étranger de la Banque sont évalués dans leur monnaie fonctionnelle, soit la monnaie de l’environnement économique principal de chaque établissement.

Les profits et les pertes de change liés aux éléments monétaires de la Banque sont comptabilisés au compte consolidé de résultat sous « Autres revenus opérationnels ». Les revenus et les charges libellés en monnaie étrangère sont convertis aux cours de change moyens, sauf l’amortissement des bâtiments, du matériel et des améliorations locatives libellés en monnaie étrangère des établissements à l’étranger intégrés de la Banque, qui sont convertis aux taux historiques. Les éléments non monétaires libellés en monnaie étrangère qui sont évalués au coût historique sont convertis dans la monnaie de fonctionnement aux cours historiques. Les éléments non monétaires en monnaie étrangère qui sont évalués à la juste valeur sont convertis dans la monnaie de fonctionnement au cours de change à la date à laquelle cette juste valeur a été déterminée. Les profits et les pertes de change sur les éléments non monétaires sont comptabilisés dans le compte consolidé de résultat si le profit ou la perte sur les éléments non monétaires est comptabilisé dans le compte consolidé de résultat. Les profits ou les pertes de change sur les éléments non monétaires sont comptabilisés à l’état consolidé du résultat global si le profit ou la perte sur les éléments non monétaires est comptabilisé à l’état consolidé du résultat global.

Les profits et les pertes latents qui résultent de la conversion des établissements à l’étranger sont portés au crédit ou au débit du poste « Variation nette des profits (pertes) de change latents » à l’état consolidé du résultat global; il en va de même pour les profits ou les pertes découlant des couvertures de ces positions nettes des investissements dans la mesure où elles sont efficaces. Au moment de la sortie d’une filiale à l’étranger entraînant la perte du contrôle, les différences de conversion précédemment comptabilisées dans les autres éléments du résultat global sont comptabilisées au compte consolidé de résultat. La Banque applique la méthode de comptabilisation par paliers pour déterminer le montant des soldes des différences de conversion latentes présenté dans le cumul des autres éléments du résultat global de la Banque et devant être reclassé dans le résultat net consolidé de la Banque lorsqu’un établissement à l’étranger fait l’objet d’une sortie.

Actifs et passifs financiers

Date de comptabilisation

La Banque comptabilise initialement les prêts, les dépôts, les débentures subordonnées et les titres de créance émis et effectués à la date à laquelle ils ont été créés ou achetés. Les achats ou les ventes normalisés d’actifs financiers, autres que les prêts et créances, sont comptabilisés à la date de règlement. Tous les autres actifs et passifs financiers, y compris les instruments dérivés, sont comptabilisés initialement à la date de la transaction, soit la date à laquelle la Banque devient partie aux dispositions contractuelles de l’instrument.

Classement et évaluation initiaux

Le classement des actifs et des passifs financiers au moment de la comptabilisation initiale dépend de la raison pour laquelle les actifs financiers ont été acquis et les passifs financiers, repris, ainsi que de leurs caractéristiques. Les actifs et les passifs financiers sont initialement évalués à la juste valeur.

Détermination de la juste valeur

La juste valeur est le montant pour lequel un actif pourrait être échangé, ou un passif éteint, entre des parties bien informées, consentantes, et agissant dans des conditions de concurrence normale, autrement que dans un contexte de vente forcée ou de liquidation. La meilleure indication de la juste valeur est fournie par le cours acheteur ou vendeur d’un instrument financier coté sur un marché actif. Il n’est pas toujours possible d’obtenir un cours pour une opération de gré à gré, tout comme lorsque l’opération est effectuée sur un marché qui n’est pas liquide ou actif. Dans de telles circonstances, des modèles internes qui optimisent le recours à des données observables sont utilisés pour estimer la juste valeur. Les instruments financiers négociés sur un marché peu actif ont été évalués à l’aide des cours indicatifs, de la valeur actualisée des flux de trésorerie ou d’autres méthodes d’évaluation. Habituellement, les estimations de la juste valeur ne tiennent pas compte des liquidations ou des ventes forcées. Lorsque les instruments financiers sont négociés sur un marché inactif ou lorsque des modèles sont utilisés dans une situation où il n’existe pas de paramètres observables, la direction doit exercer davantage de jugement dans son évaluation. En outre, le calcul de la juste valeur estimative se fonde sur la conjoncture du marché à un moment précis et peut donc ne pas refléter la juste valeur future.

Les profits ou les pertes sur les dérivés survenus au moment de la conclusion du contrat ne sont constatés que lorsque l’évaluation repose sur des données de marché observables; autrement, ils sont différés sur la durée de vie du contrat en cause ou jusqu’à ce que les données d’évaluation deviennent observables.

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Décomptabilisation d’actifs financiers et de passifs financiers

Décomptabilisation d’actifs financiers

Les critères de décomptabilisation s’appliquent au transfert d’une partie d’un actif plutôt que de l’actif entier uniquement si cette partie comprend des flux de trésorerie identifiés de manière spécifique comme provenant de l’actif, une part parfaitement proportionnelle des flux de trésorerie provenant de l’actif, ou une part parfaitement proportionnelle des flux de trésorerie spécifiquement identifiés comme provenant de l’actif.

Un actif financier est décomptabilisé lorsque les droits contractuels de recevoir des flux de trésorerie de l’actif sont expirés, que la Banque a transféré les droits contractuels de recevoir des flux de trésorerie de l’actif financier ou qu’elle a pris en charge l’obligation de rembourser ces flux de trésorerie à un tiers indépendant et qu’elle a transféré la quasi-totalité des risques et des avantages inhérents à la propriété de cet actif à un tiers indépendant.

Si la quasi-totalité des risques et des avantages inhérents à la propriété de l’actif financier n’est ni conservée ni transférée, la Banque ne décomptabilise l’actif transféré que lorsqu’elle a cessé d’exercer un contrôle sur l’actif. Le contrôle sur les actifs correspond à la capacité pratique de vendre l’actif transféré. Si la Banque conserve le contrôle sur l’actif, elle continuera de comptabiliser l’actif en proportion des liens conservés avec celui-ci. Ces liens conservés peuvent prendre la forme d’un placement dans des tranches de premier rang ou des tranches subordonnées de billets émis par l’intermédiaire d’entités ad hoc non consolidées.

Au moment de la décomptabilisation d’un actif financier, l’écart entre la valeur comptable et la somme de i) la contrepartie reçue (y compris tout nouvel actif obtenu après déduction de tout nouveau passif repris) et de ii) tout profit ou perte cumulé comptabilisé dans les autres éléments du résultat global doit être comptabilisé dans le compte consolidé de résultat.

Les transferts d’actifs financiers qui ne satisfont pas aux critères de décomptabilisation sont présentés comme des financements garantis.

Décomptabilisation de passifs financiers

Un passif financier est décomptabilisé lorsque l’obligation aux termes du passif est éteinte, qu’elle est annulée ou qu’elle arrive à expiration. Si un passif financier existant est remplacé par un autre provenant de la même contrepartie dont les modalités sont substantiellement différentes, ou que les modalités du passif existant ont fait l’objet d’une modification substantielle, cet échange ou cette modification sont traités comme une décomptabilisation du passif financier original et la comptabilisation d’un nouveau passif financier. La différence entre les valeurs comptables respectives du passif existant et du nouveau passif est comptabilisée dans le compte consolidé de résultat comme profit ou perte.

Compensation d’instruments financiers

Les actifs financiers et passifs financiers se rapportant à la même contrepartie sont compensés, et le solde net est présenté dans l’état consolidé de la situation financière s’il existe un droit juridiquement exécutoire de compenser les montants comptabilisés et s’il existe une intention soit de régler le montant net, soit de réaliser l’actif et de régler le passif simultanément.

Trésorerie et dépôts auprès d’autres banques

La trésorerie et les dépôts auprès d’autres banques comprennent de la trésorerie, des équivalents de trésorerie, des dépôts à vue auprès d’autres banques et des placements très liquides facilement convertibles en trésorerie, qui sont soumis à un risque négligeable de changement de valeur et qui peuvent comporter des restrictions dans certaines circonstances. Ces placements comportent une échéance d’au plus trois mois à compter de la date d’acquisition.

Métaux précieux

Les métaux précieux sont comptabilisés à la juste valeur diminuée des coûts de la vente, et toute variation de la juste valeur diminuée des coûts de la vente est portée au débit ou au crédit des « Autres revenus opérationnels – Revenus provenant des activités de transaction » dans le compte consolidé de résultat.

Les revenus et les charges d’intérêts liés à ces actifs et passifs sont comptabilisés respectivement sous « Revenus d’intérêts – Autres » et « Charges d’intérêts – Autres ».

Actifs et passifs détenus à des fins de transaction

Les actifs et passifs détenus à des fins de transaction sont évalués à la juste valeur à l’état consolidé de la situation financière, et les coûts de transaction sont immédiatement comptabilisés au compte consolidé de résultat. Les profits et les pertes réalisés sur la sortie et les profits (pertes) latents attribuables aux variations de la juste valeur des actifs et passifs détenus à des fins de transaction sauf certains instruments dérivés sont comptabilisés comme composante des « Autres revenus opérationnels – Revenus provenant des activités de transaction » dans le compte consolidé de résultat. Les actifs et passifs détenus à des fins de transaction ne sont pas reclassés après leur comptabilisation initiale.

Actifs et passifs financiers désignés comme étant à la juste valeur par le biais du résultat net

Les actifs financiers et les passifs financiers classés dans cette catégorie sont ceux qui ont été désignés par la Banque au moment de la comptabilisation initiale ou au moment du passage aux IFRS. La Banque ne peut désigner un instrument comme étant à la juste valeur par le biais du résultat net que lorsqu’un des critères ci-après a été satisfait, et la désignation est faite instrument par instrument :

—

la désignation élimine ou réduit significativement les traitements contradictoires qui autrement découleraient de l’évaluation d’actifs ou de passifs ou de la comptabilisation des profits ou pertes sur ceux-ci selon des bases différentes;

—

les actifs et les passifs font partie d’un groupe d’actifs financiers, de passifs financiers, ou les deux, qui sont gérés ensemble, leur performance est évaluée sur la base de la juste valeur conformément à une stratégie documentée de gestion de risques ou d’investissement, l’information sur ce groupe est fournie aux dirigeants clés, et il peut être démontré que les risques financiers significatifs sont éliminés ou considérablement réduits;

—	l’instrument financier comprend un ou plusieurs dérivés incorporés qui modifient significativement les flux de trésorerie autrement nécessaires.

Les actifs financiers et les passifs financiers désignés comme étant à la juste valeur par le biais du résultat net sont comptabilisés à la juste valeur dans l’état consolidé de la situation financière. Les variations de la juste valeur sont comptabilisées sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat, tout comme les dividendes et les intérêts gagnés ou accumulés.

Titres pris en pension et titres mis en pension

Les titres pris en pension (les « prises en pension ») et les titres mis en pension (les « mises en pension ») sont traités comme un financement garanti et sont comptabilisés au coût amorti. La partie qui débourse le montant prend possession des titres garantissant le financement et ayant une valeur de marché égale ou supérieure au capital prêté. Les titres reçus aux termes de prises en pension et les titres livrés aux termes de mises en pension ne sont pas comptabilisés à l’état consolidé de la situation financière ou décomptabilisés de celui-ci à moins que les risques et avantages liés au droit de propriété aient été obtenus ou abandonnés. Les revenus et charges d’intérêts connexes sont comptabilisés selon la méthode de la comptabilité d’engagement dans le compte consolidé de résultat.

Obligations relatives aux titres vendus à découvert

Les obligations relatives aux titres vendus à découvert surviennent dans le cadre d’activités de négociation ou de tenue de marché aux termes desquelles des titres de créance et des titres de capitaux propres sont vendus sans que les titres en question soient détenus.

De même, si des titres pris en pension sont par la suite vendus à des tiers, l’obligation de restituer les titres est comptabilisée comme une vente à découvert à l’état consolidé de la situation financière. Ces passifs détenus à des fins de transaction sont évalués à la juste valeur et les profits et pertes sont inclus sous « Autres revenus opérationnels – Revenus provenant des activités de transaction » dans le compte consolidé de résultat. Les charges d’intérêts sur les titres de créance vendus à découvert sont inscrites sous « Charges d’intérêts – Autres ».

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Prêts et emprunts de titres

Les transactions de prêts et d’emprunts de titres sont généralement garanties par des titres ou de la trésorerie. Le transfert de titres aux contreparties n’est reflété dans l’état consolidé de la situation financière que lorsque les risques et avantages inhérents à la propriété sont également transférés. La trésorerie versée ou reçue en garantie est comptabilisée soit comme un actif, soit comme un passif. Les frais reçus ou payés sont comptabilisés respectivement sous « Revenus tirés des frais et des commissions » ou « Charges liées aux frais et aux commissions » dans le compte consolidé de résultat.

Les titres empruntés ne sont pas comptabilisés dans l’état consolidé de la situation financière, sauf s’ils sont alors vendus à des tiers, auquel cas l’obligation visant à restituer les titres est comptabilisée comme un passif détenu à des fins de transaction et elle est évaluée à la juste valeur, les profits et les pertes étant inclus sous « Autres revenus opérationnels – Revenus provenant des activités de transaction » dans le compte consolidé de résultat.

Instruments financiers dérivés

Les instruments financiers dérivés sont des contrats dont la valeur est dérivée des taux d’intérêt, des taux de change, du prix des marchandises, du cours de titres de capitaux propres ou d’autres variables financières. La plupart des instruments financiers dérivés peuvent être regroupés sous les appellations suivantes : contrats de taux d’intérêt, contrats de change, contrats sur l’or, contrats sur marchandises, contrats sur titres de capitaux propres ou dérivés de crédit. Les instruments financiers dérivés sont des contrats négociés soit en bourse, soit de gré à gré. Les contrats négociés de gré à gré incluent les swaps, les contrats à terme de gré à gré et les options.

La Banque a recours à de tels dérivés aux fins de transaction de même qu’aux fins de la gestion des risques (c.-à-d. pour gérer l’exposition de la Banque aux risques de taux d’intérêt et de change ainsi qu’à d’autres risques). La Banque entreprend des activités de négociation afin de répondre aux besoins de ses clients de même qu’en vue de générer des revenus tirés des activités de transaction pour son propre compte.

Tous les dérivés, y compris les dérivés incorporés qui doivent être comptabilisés séparément, sont comptabilisés à la juste valeur à l’état consolidé de la situation financière. L’établissement de la juste valeur des dérivés tient compte du risque de crédit et des coûts directs continus sur la durée de vie des instruments. Les profits ou les pertes sur les dérivés survenus au moment de la mise en place du contrat ne sont constatés que lorsque l’évaluation repose sur des données de marché observables; autrement, ils sont différés sur la durée de vie du contrat en cause ou jusqu’à ce que les données d’évaluation deviennent observables.

Les profits et les pertes résultant des variations des justes valeurs des dérivés utilisés à des fins de transaction sont inscrits sous « Autres revenus opérationnels – Revenus provenant des activités de transaction » dans le compte consolidé de résultat.

Les variations de la juste valeur des dérivés utilisés à des fins autres que de transaction qui ne sont pas admissibles à la comptabilité de couverture sont comptabilisées sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat. Lorsque des instruments dérivés sont utilisés pour gérer la volatilité des paiements fondés sur des actions, ces instruments dérivés sont inscrits à leur juste valeur et toute variation de la juste valeur en lien avec les unités couvertes est comptabilisée sous « Charges opérationnelles – Salaires et avantages du personnel » dans le compte consolidé de résultat.

Les variations de la juste valeur des dérivés qui sont admissibles à la comptabilité de couverture sont comptabilisées sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat pour ce qui est des couvertures de juste valeur, et sous « Autres éléments du résultat global » dans l’état consolidé du résultat global pour ce qui est des couvertures de flux de trésorerie et des couvertures d’investissement net.

Titres de placement

Les titres de placement se composent des titres disponibles à la vente et des titres détenus jusqu’à leur échéance.

Titres de placement disponibles à la vente

Les titres de placement disponibles à la vente se composent de titres de capitaux propres et de titres de créance. Les placements en titres de capitaux propres classés comme étant disponibles à la vente sont ceux qui ne sont ni classés comme étant détenus à des fins de transaction, ni désignés comme étant à la juste valeur par le biais du résultat net. Les titres de créance de cette catégorie sont ceux achetés en vue d’être détenus pour une durée indéterminée et qui peuvent être vendus si la Banque a besoin de liquidités ou en réaction à l’évolution de la conjoncture du marché. Les titres de placement disponibles à la vente sont comptabilisés à la juste valeur, les profits et pertes latents étant comptabilisés dans les autres éléments du résultat global. À leur réalisation, ces profits et pertes sont reclassés de l’état consolidé du résultat global au compte consolidé de résultat, au coût moyen. Le profit ou la perte comptabilisé dans les autres éléments du résultat global pour les titres de placement non monétaires désignés comme étant disponibles à la vente tient compte des profits ou pertes de change connexes, s’il en est. Les profits et pertes de change liés au coût amorti d’un titre de créance disponible à la vente sont comptabilisés dans le compte consolidé de résultat.

Les surcotes, décotes et coûts de transaction connexes sur les titres de créance disponibles à la vente sont amortis sur la durée de vie prévue de l’instrument sous « Revenus d’intérêts – Titres » dans le compte consolidé de résultat, au moyen de la méthode du taux d’intérêt effectif.

Les coûts de transaction sur les titres de placement disponibles à la vente sont initialement inscrits à l’actif, puis intégrés au montant net du profit ou de la perte réalisé à la vente ultérieure de l’instrument dans le compte consolidé de résultat.

Titres de placement détenus jusqu’à leur échéance

Les titres de placement détenus jusqu’à leur échéance sont des actifs non dérivés assortis de paiements déterminés ou déterminables et d’une échéance fixe que la Banque a l’intention manifeste et la capacité de conserver jusqu’à leur échéance et qui ne répondent pas à la définition de prêt, qui ne sont pas détenus à des fins de transaction et qui ne sont pas désignés comme étant à la juste valeur par le biais du résultat net ou disponibles à la vente. Après leur évaluation initiale, les titres de placement détenus jusqu’à leur échéance sont comptabilisés au coût amorti au moyen de la méthode du taux d’intérêt effectif, déduction faite de la dépréciation. Le coût amorti est évalué compte tenu de toute décote ou surcote à l’acquisition, des coûts de transaction et des frais qui font partie intégrante du taux d’intérêt effectif. L’amortissement est comptabilisé sous « Revenus d’intérêts – Titres » dans le compte consolidé de résultat.

La vente ou le reclassement d’une quantité non négligeable de placements détenus jusqu’à leur échéance donnerait lieu au reclassement de tous les instruments détenus jusqu’à leur échéance dans les placements disponibles à la vente et empêcherait la Banque de classer les titres de placement comme étant détenus jusqu’à leur échéance pour l’exercice visé et les deux exercices suivants. Il n’y aurait cependant aucun reclassement par suite de ventes ou de reclassements qui :

—	sont tellement proches de l’échéance que des variations du taux d’intérêt du marché n’auraient pas un effet important sur la juste valeur de l’actif financier;
—	surviennent après que la Banque a encaissé la quasi-totalité du montant en capital d’origine de l’actif;
—	sont attribuables à des événements isolés, indépendants du contrôle de la Banque et qu’elle n’aurait pas pu raisonnablement anticiper.

Dépréciation des titres de placement

Les titres de placement font l’objet d’un test de dépréciation à la fin de chaque période de présentation de l’information, ou plus fréquemment si des événements ou des changements de situation révèlent une indication objective de dépréciation.

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Une baisse importante ou prolongée de la juste valeur des titres de capitaux propres classés comme étant disponibles à la vente en deçà de leur coût initial constitue une indication de dépréciation. La perte de valeur des instruments de créance classés comme étant disponibles à la vente et de titres de placement détenus jusqu’à leur échéance est évaluée selon les mêmes critères que la dépréciation des prêts.

Lorsque la perte de valeur d’un instrument de créance ou de capitaux propres disponible à la vente est attribuable à une dépréciation, la valeur comptable du titre continue de refléter la juste valeur. Les pertes découlant de la dépréciation sont reclassées du cumul des autres éléments du résultat global vers le poste « Autres revenus opérationnels – Profit net sur les titres de placement » dans le compte consolidé de résultat.

Les pertes découlant de la dépréciation des titres de placement détenus jusqu’à leur échéance sont comptabilisées sous « Autres revenus opérationnels – Profit net sur les titres de placement » dans le compte consolidé de résultat.

Les reprises de pertes de valeur d’instruments de créance disponibles à la vente découlant d’augmentations de la juste valeur liées à des événements survenus après la date de la dépréciation sont prises en compte sous « Autres revenus opérationnels – Profit net sur les titres de placement » dans le compte consolidé de résultat, jusqu’à concurrence de la perte de valeur initiale. Les reprises de pertes de valeur de titres de capitaux propres disponibles à la vente ne sont pas comptabilisées dans le compte consolidé de résultat; les augmentations de la juste valeur de ces instruments après la dépréciation sont portées aux capitaux propres.

Les reprises de pertes de valeur de titres de placement détenus jusqu’à leur échéance sont prises en compte sous « Autres revenus opérationnels – Profit net sur les titres de placement » dans le compte consolidé de résultat, jusqu’à concurrence du coût amorti du placement avant la perte de valeur initiale.

Prêts

Les prêts se composent de prêts et d’avances montés ou acquis par la Banque qui ne sont pas classés comme étant détenus à des fins de transaction, détenus jusqu’à leur échéance ni désignés comme étant à la juste valeur. Les titres de créance qui ne sont pas des titres détenus à des fins de transaction ou qui n’ont pas été désignés comme étant disponibles à la vente et qui ne sont pas inscrits à la cote d’un marché actif sont également classés dans les prêts.

Les prêts montés par la Banque sont comptabilisés lorsque les sommes sont avancées à l’emprunteur. Les prêts acquis sont comptabilisés lorsque la contrepartie est payée par la Banque. Les prêts sont évalués au coût amorti au moyen de la méthode du taux d’intérêt effectif moins les pertes de valeur, s’il en est. Les prêts sont présentés déduction faite du compte de correction de valeur pour pertes sur créances.

Prêts acquis

Les prêts acquis sont initialement évalués à la juste valeur à la date de l’acquisition. Dans son évaluation de la juste valeur, la Banque tient compte des ajustements au titre des taux d’intérêt et au titre des pertes sur créances. Tous les prêts acquis étant comptabilisés à la juste valeur, aucun compte de correction de valeur pour pertes sur créances n’est comptabilisé dans l’état consolidé de la situation financière à la date de l’acquisition. En conséquence, on ne considère pas que les prêts acquis ont subi une dépréciation à la date de l’acquisition.

L’ajustement au titre des taux d’intérêt à la date de l’acquisition est principalement lié aux prêts à taux fixe, et il reflète l’incidence de l’écart entre le taux d’intérêt contractuel du prêt et le taux d’intérêt s’appliquant au prêt à la date de l’acquisition pour sa durée résiduelle. L’ajustement au titre des taux d’intérêt est amorti intégralement par imputation aux revenus d’intérêts dans le compte consolidé de résultat sur la durée prévue du prêt selon la méthode du taux d’intérêt effectif.

Un ajustement global au titre des pertes sur créances est apporté afin de refléter les meilleures estimations de la direction quant à l’insuffisance des flux de trésorerie sur la durée des prêts, évaluée à la date de l’acquisition.

L’ajustement au titre des pertes sur créances comporte un volet lié aux pertes sur créances subies et un volet lié aux pertes futures prévues.

Dans les cas où les prêts sont évalués individuellement, l’ajustement au titre des pertes sur créances établi à la date de l’acquisition fait l’objet d’un suivi sur la durée du prêt. Les variations des flux de trésorerie attendus de ces prêts depuis la date de l’acquisition donnent lieu à une dotation supplémentaire au compte de correction de valeur pour pertes sur créances dans le compte consolidé de résultat ou à une reprise sur ce compte, selon le cas.

Dans les cas où les pertes ne sont pas évaluées individuellement pour chaque prêt, la Banque utilise une approche axée sur le portefeuille pour déterminer les pertes prévues à la date de l’acquisition. L’approche axée sur le portefeuille donne lieu à un ajustement au titre des pertes subies et à un ajustement au titre des pertes futures prévues. L’ajustement au titre des pertes subies est comparé au rendement du portefeuille de prêts chaque date de clôture, et une augmentation des flux de trésorerie prévus donnera lieu à une reprise sur le compte de correction de valeur pour pertes sur créances dans le compte consolidé de résultat, alors que des flux de trésorerie inférieurs aux attentes entraîneront une dotation supplémentaire au compte de correction de valeur pour pertes sur créances. L’ajustement au titre des pertes futures prévues est amorti par imputation au résultat au fur et à mesure que les pertes sont comptabilisées ou que le portefeuille de prêts réduit ses activités sur sa durée prévue. Le caractère raisonnable du solde non amorti au regard du portefeuille de prêts est réévalué chaque date de clôture. Un avantage global est comptabilisé uniquement si le montant amorti est supérieur aux pertes réellement subies. Une charge nette est comptabilisée si les pertes réelles sont supérieures aux montants amortis.

Pertes de valeur de prêts et compte de correction de valeur pour pertes sur créances

La Banque considère qu’un prêt est douteux lorsqu’il existe une indication objective de dépréciation découlant d’un ou de plusieurs événements générateurs de pertes survenus après la date de comptabilisation initiale du prêt et que cet événement a une incidence sur les flux de trésorerie futurs estimatifs attendus du prêt pouvant être estimée d’une manière fiable. Est considérée comme une indication objective toute donnée observable portée à l’attention de la Banque sur les événements qui indiquent :

—	des difficultés financières importantes de l’emprunteur;
—	un défaut ou un retard de paiement des intérêts ou du principal;
—	une probabilité élevée de faillite ou de restructuration financière de l’emprunteur;
—	une diminution évaluable des flux de trésorerie futurs estimatifs provenant du prêt ou des actifs sous-jacents au prêt.

S’il ne l’est pas déjà, le prêt sera classé comme douteux si un paiement exigible aux termes du contrat de prêt est en retard de 90 jours, sauf si le prêt est entièrement garanti, si la créance est en voie de recouvrement ou si les efforts en vue de recouvrer les sommes dues permettront, selon toute probabilité, d’obtenir le remboursement du prêt ou feront en sorte que le prêt cesse d’être considéré comme douteux dans les 180 jours suivant le premier jour de retard du paiement, selon les dispositions du contrat. Aussi, un prêt est classé comme douteux dans toutes les circonstances où un paiement exigible aux termes du contrat accuse un retard de 180 jours, sauf si le prêt est garanti ou assuré par le gouvernement du Canada, par l’un des gouvernements provinciaux du Canada ou par un organisme du gouvernement du Canada, auquel cas il est classé comme douteux après un retard de 365 jours, selon les dispositions du contrat. Un prêt sur carte de crédit est radié lorsqu’un paiement y afférent est en retard de 180 jours, selon les dispositions du contrat. Les pertes prévues au titre d’événements futurs ne sont pas comptabilisées.

La Banque examine les prêts et les avances individuellement et collectivement afin de déterminer la présence d’une indication de dépréciation.

Compte de correction de valeur pour pertes sur créances individuel

Une fois par période, la Banque détermine s’il y a lieu de comptabiliser une perte sur créances pour chaque prêt qui est considéré comme individuellement significatif.

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La perte de valeur des prêts pour lesquels il existe une indication objective de dépréciation et que la Banque considère comme dépréciés est évaluée en fonction de l’exposition globale de la Banque au client, en tenant compte des facteurs suivants :

—	la capacité du client de générer des flux de trésorerie suffisants pour satisfaire aux obligations de service de la dette;
—	la mesure dans laquelle les engagements des autres créditeurs sont de rang supérieur ou égal à ceux de la Banque et la probabilité que les autres créditeurs continuent de soutenir la société;
—	la complexité de l’évaluation du montant global et du rang de toutes les réclamations des créditeurs et la mesure dans laquelle il existe des incertitudes juridiques et liées à l’assurance;
—	la valeur de réalisation du titre (ou autres facteurs d’atténuation du risque de crédit) et la probabilité de reprise de possession.

Les pertes de valeur sont évaluées au moyen de l’actualisation des flux de trésorerie futurs prévus d’un prêt à son taux d’intérêt effectif initial et de la comparaison de la valeur actuelle résultante avec la valeur comptable du prêt à ce moment. Ainsi, les revenus d’intérêts sont comptabilisés au taux d’intérêt effectif initial.

Compte de correction de valeur pour pertes sur créances collectif

La Banque regroupe les prêts qui n’ont pas été évalués individuellement comme ayant fait l’objet d’une dépréciation et elle les évalue collectivement. Des comptes de correction de valeur collectifs sont établis autant pour les prêts douteux que pour les prêts productifs. Les comptes de correction de valeur visant les prêts productifs constituent une estimation des pertes probables engagées qui sont inhérentes au portefeuille, mais qui n’ont pas encore été relevées spécifiquement comme faisant l’objet d’une perte de valeur.

Prêts douteux

La Banque considère que les prêts aux particuliers, qui se composent des prêts hypothécaires à l’habitation, des prêts sur cartes de crédit et des autres prêts personnels, sont des groupes homogènes de prêts qui ne sont pas individuellement significatifs. Tous les groupes homogènes de prêts font l’objet d’un test de dépréciation collectif.

La Banque utilise un modèle de taux de migration pour évaluer les pertes de valeur de ces éléments collectivement, étant donné qu’il n’est pas possible d’effectuer des évaluations individuelles de chaque prêt. Aux termes de cette méthode, les prêts présentant des caractéristiques de crédit similaires sont regroupés en fourchettes en fonction du nombre de jours d’arriéré, et une analyse statistique est utilisée pour déterminer la probabilité que les prêts de chaque fourchette franchissent les diverses étapes de défaut et s’avèrent éventuellement irrécouvrables. Ce modèle nécessite le recours à des analyses statistiques des données historiques et à l’expérience en matière de défaut pour estimer le montant des prêts qui seront finalement radiés par suite d’événements ne pouvant être rattachés à un prêt en particulier. Pour les petits portefeuilles ou lorsque les informations sont insuffisantes ou insuffisamment fiables pour appliquer un modèle de taux de migration, la Banque applique une formule de base fondée sur les taux de pertes historiques.

Prêts productifs

En plus des corrections de valeur individuelles et des corrections de valeur découlant de l’application du modèle de taux de migration aux prêts à des particuliers, les prêts évalués individuellement pour lesquels il n’existait aucune indication de dépréciation sont regroupés en fonction de leurs caractéristiques de risque de crédit aux fins de leur réévaluation collective. Cette méthode vise à refléter les pertes de valeur que la Banque a subies par suite d’événements pour lesquels aucune perte spécifique n’a été relevée.

Le compte de correction de valeur collectif pour ces prêts est déterminé compte tenu de ce qui suit :

—	les taux de pertes historiques de portefeuilles dont les caractéristiques de risque de crédit sont semblables (p. ex. : par secteurs, catégories de prêts ou produits);
—	la période estimative entre la naissance de la dépréciation et l’identification de la perte et sa matérialisation au moyen d’une correction de valeur appropriée du prêt individuel;
—

le jugement de la direction, qui doit évaluer si la conjoncture de l’économie et du crédit est telle que le niveau réel des pertes inhérentes à la date de clôture sera vraisemblablement plus ou moins élevé que le suggèrent les données passées. Dès que la direction est mise au courant d’informations permettant de recenser les pertes sur des prêts individuels au sein du groupe, ces prêts sont sortis du groupe et font l’objet d’un test de dépréciation individuel.

Compte de correction de valeur pour pertes sur créances à l’égard des éléments ne figurant pas à l’état de la situation financière

Un compte de correction de valeur a été établi à l’égard des éléments ne figurant pas à l’état de la situation financière de la Banque et il est comptabilisé dans les autres passifs dans l’état consolidé de la situation financière. La méthode utilisée pour établir ce compte de correction est semblable à celle qui est utilisée pour les prêts. Toute variation du compte de correction de valeur est comptabilisée sous « Dotation au compte de correction de valeur pour pertes sur créances » dans le compte consolidé de résultat.

Radiation de prêts

Les prêts (et les comptes de correction de valeur connexes) sont habituellement radiés, en tout ou en partie, lorsque leur recouvrement est peu probable. Dans le cas des prêts garantis, cette radiation survient généralement après la réception du produit de la réalisation du titre, s’il en est. Si la valeur de réalisation nette de la garantie connexe a été déterminée et qu’il n’existe aucune attente raisonnable de recouvrement futur, la radiation peut survenir plus tôt.

Reprises de pertes de valeur

Si le montant d’une perte de valeur à l’égard d’un prêt diminue au cours d’une période ultérieure et que la diminution peut objectivement être reliée à un événement survenu après la comptabilisation de la perte de valeur, l’excédent est repris au moyen d’une baisse correspondante du compte de correction de valeur. La reprise est comptabilisée sous « Dotation au compte de correction de valeur pour pertes sur créances » dans le compte consolidé de résultat.

Prêts restructurés

Les prêts restructurés sont les prêts dont la Banque a renégocié les modalités d’origine en accordant des conditions avantageuses à l’emprunteur. Ces conditions avantageuses peuvent comprendre l’ajustement des taux d’intérêt, le report ou la prolongation des paiements de principal et d’intérêt et la renonciation à une tranche du principal ou des intérêts. Une fois que les modalités du prêt ont été renégociées et que l’emprunteur les a acceptées, le prêt est considéré comme étant restructuré. À la date de la restructuration, l’investissement dans le prêt est ramené au montant des flux de trésorerie nets à recevoir aux termes des modalités modifiées, actualisés au taux d’intérêt effectif du prêt. Le prêt n’est plus considéré comme étant en souffrance, et la baisse de sa valeur comptable est comptabilisée dans les charges au titre des pertes de valeur de prêts dans le compte consolidé de résultat de la période au cours de laquelle le prêt a été restructuré. Dans d’autres cas, la Banque peut juger que la restructuration est assez importante pour entraîner la comptabilisation d’un nouveau prêt.

Engagements de clients en contrepartie d’acceptations

Les engagements potentiels de la Banque aux termes des acceptations figurent à titre de passif à l’état consolidé de la situation financière. La Banque possède un droit équivalent à l’égard de ses clients dans le cas d’un appel de fonds relatif à ces engagements, lequel est comptabilisé comme un actif. Les commissions qui lui sont versées figurent sous « Revenus tirés des frais et des commissions – Frais bancaires » dans le compte consolidé de résultat.

Comptabilité de couverture

La Banque consigne en bonne et due forme toutes les relations de couverture, de même que son objectif de gestion du risque et sa stratégie pour la mise en œuvre des diverses opérations de couverture, à la naissance de la relation. Les éléments documentés au titre des couvertures portent notamment sur l’actif, le passif, la transaction prévue visée par un engagement ferme ou dont la réalisation est éminemment probable et

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faisant l’objet de la couverture, la nature du risque couvert, l’instrument de couverture utilisé et la méthode servant à évaluer l’efficacité de la couverture. La Banque détermine aussi en bonne et due forme, à la fois à la date d’entrée en vigueur de l’opération de couverture et sur une base permanente, si les instruments dérivés utilisés dans le cadre des opérations de couverture contribuent de manière très efficace à compenser les variations de la juste valeur ou des flux de trésorerie des éléments couverts. Toute inefficacité d’une couverture est évaluée et comptabilisée sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat.

Il existe trois types de couvertures : i) les couvertures de juste valeur, ii) les couvertures de flux de trésorerie et iii) les couvertures d’investissement net.

Couvertures de juste valeur

Dans une couverture de juste valeur, la variation de la juste valeur du dérivé de couverture est contrebalancée dans le compte consolidé de résultat par la variation de la juste valeur de l’élément couvert attribuable au risque couvert. La Banque utilise les couvertures de juste valeur essentiellement pour convertir le taux fixe des instruments financiers en taux variable. Les éléments couverts comprennent les titres de créance et de capitaux propres disponibles à la vente, les prêts, les passifs dépôts et les débentures subordonnées. Les instruments de couverture comprennent des swaps de taux d’intérêt dans une même monnaie, des swaps de taux d’intérêt dans différentes monnaies et des passifs libellés en monnaies étrangères.

Couvertures de flux de trésorerie

Dans une couverture de flux de trésorerie, la variation de la juste valeur de l’instrument de couverture, dans la mesure où il est efficace, est inscrite dans les autres éléments du résultat global jusqu’à ce que les profits et pertes sur l’élément couvert soient comptabilisés dans le compte consolidé de résultat. La Banque utilise des couvertures de flux de trésorerie essentiellement pour couvrir la variabilité des flux de trésorerie ayant trait aux instruments financiers à taux variable et les revenus prévus dont la réalisation est éminemment probable. Les éléments couverts comprennent les titres de créance disponibles à la vente, les prêts, les passifs dépôts et les revenus prévus dont la réalisation est éminemment probable. Les instruments de couverture comprennent des swaps de taux d’intérêt dans une même monnaie, des swaps de taux d’intérêt dans différentes monnaies et des contrats de change à terme.

Couvertures d’investissement net

Dans une couverture d’investissement net, la variation de la juste valeur de l’instrument de couverture, dans la mesure où il est efficace, est inscrite dans les autres éléments du résultat global jusqu’à ce que les différences de conversion correspondantes au titre de l’investissement net couvert soient comptabilisées en résultat. La Banque désigne les passifs libellés en monnaies étrangères et les contrats de change à terme en tant qu’instruments de couverture pour gérer l’exposition aux monnaies étrangères et l’incidence sur les ratios de capital découlant des établissements à l’étranger.

Immobilisations corporelles

Terrains, immeubles et matériel

Les terrains sont comptabilisés au coût. Les immeubles (y compris les agencements), le matériel et les améliorations locatives sont comptabilisés au coût diminué de l’amortissement cumulé et des pertes de valeur cumulées, s’il en est. Le coût comprend les dépenses qui sont directement attribuables à l’acquisition de l’actif. L’amortissement est calculé selon le mode linéaire sur la durée d’utilité estimée de l’actif correspondant moins toute valeur résiduelle, comme suit : immeubles – 40 ans; agencements – 15 ans; matériel – de 3 à 10 ans; et améliorations locatives – durée du bail plus une période de renouvellement, jusqu’à concurrence de 15 ans. L’amortissement est comptabilisé sous « Charges opérationnelles – Amortissements des immobilisations corporelles et incorporelles » dans le compte consolidé de résultat. Les modes d’amortissement, les durées d’utilité et les valeurs résiduelles sont réévalués à la fin de chaque exercice et ajustés au besoin.

Si les principales composantes des immeubles et du matériel sont assorties de durées d’utilité différentes, elles sont comptabilisées séparément et amorties sur la durée d’utilité estimative de chaque composante.

Les profits nets et les pertes nettes découlant de la sortie sont comptabilisés sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat de l’exercice au cours duquel la sortie survient.

Immeubles de placement

Les immeubles de placement sont détenus pour en retirer des loyers ou pour valoriser le capital, ou les deux. La Banque détient certains immeubles de placement qu’elle présente à l’état consolidé de la situation financière en tant qu’immobilisations corporelles selon le modèle du coût.

Les immeubles de placement sont comptabilisés au coût diminué de l’amortissement cumulé et des pertes de valeur cumulées. Ils sont amortis linéairement sur une durée d’utilité estimative de 40 ans. Les méthodes d’amortissement, les durées d’utilité et les valeurs résiduelles sont réévaluées à la fin de chaque exercice et ajustées au besoin.

Au besoin, la Banque retient les services de spécialistes indépendants en immobilier pour évaluer la juste valeur des immeubles de placement aux fins de la communication de l’information au moyen de techniques d’évaluation reconnues. S’il existe des prix obtenus dans le cadre de transactions récentes sur des biens comparables, la juste valeur est fondée sur ces transactions.

Actifs détenus en vue de la vente

Les actifs non financiers acquis en contrepartie de prêts dans le cadre d’une réalisation ordonnée sont comptabilisés dans les actifs détenus en vue de la vente ou détenus pour être utilisés.

Les actifs sont considérés comme étant détenus en vue de la vente si leur valeur comptable sera recouvrée principalement par le biais d’une transaction de vente plutôt que de leur utilisation continue. L’actif acquis est comptabilisé dans les autres actifs à sa juste valeur (diminuée des coûts de la vente), jusqu’à concurrence de la valeur comptable du prêt (déduction faite de la correction de valeur pour pertes sur créances) à la date de l’échange. Les actifs détenus en vue de la vente ne sont pas amortis. Toute perte de valeur subséquente de l’actif acquis pour la ramener à la juste valeur diminuée des coûts de la vente est comptabilisée sous « Autres revenus opérationnels » dans le compte consolidé de résultat. Toute hausse subséquente de la juste valeur diminuée des coûts de la vente, dans la mesure où celle-ci ne dépasse pas la perte de valeur cumulative, est également comptabilisée sous « Autres revenus opérationnels », de même que les profits ou pertes réalisés à la sortie.

Si l’actif acquis ne peut être considéré comme étant détenu en vue de la vente, il est considéré comme étant détenu pour être utilisé. Il est alors initialement évalué au coût et comptabilisé comme un actif semblable acquis dans le cours normal des activités.

Regroupements d’entreprises et goodwill

La Banque a recours à la méthode de l’acquisition pour la comptabilisation des acquisitions de filiales. Elle considère que la date d’acquisition correspond à la date à laquelle le contrôle est obtenu et la contrepartie des actifs acquis et des passifs repris de la filiale, légalement transférée. Le coût d’une acquisition est évalué à la juste valeur de la contrepartie payée. La juste valeur de la contrepartie transférée par la Banque dans le cadre d’un regroupement d’entreprises correspond à la somme de la juste valeur à la date d’acquisition des actifs transférés par la Banque, des passifs engagés par la Banque envers les anciens propriétaires de la société acquise de même que des participations, y compris les options, s’il en est, émises par la Banque. La Banque comptabilise la juste valeur à la date d’acquisition de toute participation auparavant détenue dans la filiale et de la contrepartie conditionnelle dans la contrepartie transférée en échange de l’acquisition. Un profit ou une perte sur les participations auparavant détenues dans une entreprise acquise, s’il en est, est comptabilisé sous « Autres revenus opérationnels – Autres ».

En règle générale, les actifs identifiables acquis (y compris les immobilisations incorporelles) et les passifs repris (y compris les passifs éventuels) sont évalués à la juste valeur à la date d’acquisition. La Banque comptabilise les immobilisations incorporelles identifiables, peu importe si la société acquise comptabilisait ou non ces immobilisations avant le regroupement. Les participations ne donnant pas le contrôle, le cas échéant, sont comptabilisées en fonction de leur quote-part de la juste valeur des actifs et des passifs identifiables, sauf indication contraire. Lorsque la Banque a l’obligation d’acquérir une participation ne donnant pas le contrôle en contrepartie de trésorerie ou d’un autre actif financier, une

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tranche de la participation ne donnant pas le contrôle est comptabilisée à titre de passif financier en fonction de la meilleure estimation de la valeur actualisée du montant de remboursement que puisse établir la direction. Lorsque la Banque est en droit de régler l’acquisition d’une participation ne donnant pas le contrôle en émettant de ses propres actions ordinaires, aucun passif financier n’est inscrit.

Tout excédent du coût de l’acquisition par rapport à la part de la Banque de la juste valeur nette des actifs identifiables acquis et des passifs identifiables repris est comptabilisé à titre de goodwill. Si le coût de l’acquisition est inférieur à la juste valeur de la quote-part revenant à la Banque des actifs identifiables acquis et des passifs identifiables repris, le profit qui en résulte est immédiatement comptabilisé sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat.

Au cours de la période d’évaluation (qui ne doit pas excéder un an à compter de la date d’acquisition), la Banque peut, de manière rétrospective, ajuster les montants comptabilisés à la date d’acquisition afin de refléter les informations nouvelles obtenues à propos des faits et des circonstances qui prévalaient à la date d’acquisition.

La Banque passe les coûts liés aux acquisitions en charges dans les périodes au cours desquelles les coûts sont engagés et les services, rendus.

Après l’acquisition, la Banque comptabilise les actifs et les passifs constatés dans le cadre d’un regroupement d’entreprises de la manière décrite ci-après :

—

Jusqu’à ce qu’ils soient réglés, les passifs éventuels sont évalués au montant qui ferait l’objet d’une provision ou au montant initialement comptabilisé, si celui est plus élevé, les variations étant comptabilisées dans le compte consolidé de résultat.

—	Les actifs compensatoires sont évalués de la même manière que l’élément auquel la compensation est liée.
—	Les contreparties éventuelles classées dans les passifs sont évaluées à la juste valeur et toute variation est constatée dans le compte consolidé de résultat.
—

Les passifs relatifs aux détenteurs de la participation ne donnant pas le contrôle sont réévalués à la fin de chaque période de présentation de l’information financière, la variation correspondante étant comptabilisée en capitaux propres.

Après la comptabilisation initiale du goodwill acquis dans le cadre d’un regroupement d’entreprises, le goodwill dans son ensemble est évalué au coût diminué des pertes de valeur cumulées. Le goodwill n’est pas amorti; il fait l’objet d’un test de dépréciation annuel ou lorsque des circonstances indiquent que la valeur comptable pourrait s’être dépréciée.

Le goodwill est soumis à un test de dépréciation chaque date de clôture pour déterminer s’il existe des indications de perte de valeur. Aux fins du test de dépréciation, le goodwill acquis dans le cadre d’un regroupement d’entreprises est attribué à chaque unité génératrice de trésorerie (« UGT ») ou groupe d’UGT de la Banque qui devrait bénéficier de l’acquisition, et ce, à la date de l’acquisition. Aux fins du test de dépréciation du goodwill, les UGT auxquelles le goodwill a été attribué sont regroupées afin que le test de dépréciation ait lieu au niveau le moins élevé auquel le goodwill est surveillé aux fins de la gestion interne.

Une perte de valeur est comptabilisée si la valeur comptable d’une UGT ou d’un groupe d’UGT est supérieure à sa valeur recouvrable. La valeur recouvrable correspond au plus élevé de la juste valeur diminuée des coûts de la vente et de la valeur d’utilité. Si la juste valeur diminuée des coûts de la vente ou la valeur d’utilité est supérieure à la valeur comptable, il n’est pas nécessaire de déterminer l’autre valeur. La Banque détermine la juste valeur diminuée des coûts de la vente au moyen d’un modèle d’évaluation approprié. Le modèle tient compte de plusieurs facteurs, notamment du résultat normalisé, du résultat projeté et des ratios cours/bénéfice. Ces calculs sont corroborés par des multiples de valorisation, les cours des actions des filiales cotées en bourse ou d’autres indicateurs de la juste valeur disponibles. Les pertes de valeur eu égard au goodwill ne sont pas reprises.

Immobilisations incorporelles

Les immobilisations incorporelles représentent des actifs non monétaires identifiables et elles sont acquises séparément ou dans le cadre d’un regroupement d’entreprises, ou encore générés en interne. Les immobilisations incorporelles de la Banque se composent essentiellement des logiciels, des relations clients, des immobilisations incorporelles au titre des dépôts de base et des contrats de gestion de fonds.

Le coût des immobilisations incorporelles acquises séparément comprend leur prix d’achat et les coûts directement attribuables à leur préparation pour leur utilisation prévue.

Le coût des immobilisations incorporelles générées en interne comprend tous les coûts directement attribuables à la création, à la production et à la préparation des actifs en vue de leur exploitation de la manière envisagée par la direction.

Après leur comptabilisation initiale, les immobilisations incorporelles sont comptabilisées au coût diminué de l’amortissement cumulé et des pertes de valeur cumulées, s’il en est.

Les immobilisations incorporelles ayant une durée d’utilité déterminée sont initialement évaluées au coût et amorties linéairement sur leur durée d’utilité comme suit : logiciels – de 5 à 10 ans; et autres immobilisations incorporelles – de 5 à 20 ans. Les immobilisations incorporelles à durée d’utilité indéterminée ne sont pas amorties. L’amortissement est comptabilisé sous « Charges opérationnelles – Amortissements des immobilisations corporelles et incorporelles » dans le compte consolidé de résultat.

Les immobilisations incorporelles étant considérées comme des actifs non financiers, le modèle d’amortissement des actifs non financiers est appliqué. Par ailleurs, les immobilisations incorporelles ayant une durée d’utilité indéterminée sont soumises à un test de dépréciation annuel.

Dépréciation d’actifs non financiers

La valeur comptable des actifs non financiers de la Banque, à l’exception du goodwill et des actifs d’impôt différé, traités séparément, fait l’objet d’un test chaque date de clôture en vue de déterminer s’il existe une indication de dépréciation. Aux fins du test de dépréciation, les actifs non financiers qui ne peuvent être évalués individuellement sont regroupés dans le plus petit groupe identifiable d’actifs dont l’utilisation continue génère des entrées de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d’autres actifs ou groupes d’actifs.

S’il existe une indication de dépréciation, la Banque estime la valeur recouvrable de l’actif. La valeur recouvrable d’un actif ou d’une UGT est la valeur la plus élevée entre sa valeur d’utilité et sa juste valeur diminuée des coûts de la vente. Les actifs non sectoriels de la Banque ne génèrent pas d’entrées de trésorerie distinctes. S’il existe une indication qu’un actif non sectoriel pourrait s’être déprécié, la Banque détermine la valeur recouvrable de l’UGT à laquelle l’actif non sectoriel appartient.

Une perte de valeur est comptabilisée si la valeur comptable d’un actif ou d’une UGT est supérieure à sa valeur recouvrable. Les pertes de valeur des activités poursuivies sont comptabilisées au compte consolidé de résultat dans les catégories de charges correspondant à la nature de l’actif déprécié. Les pertes de valeur comptabilisées au cours des périodes antérieures sont réévaluées à la date de clôture afin de déterminer s’il existe une indication que la perte a diminué ou disparu. Une perte de valeur est reprise si les estimations utilisées pour évaluer la valeur recouvrable ont été modifiées. Une perte de valeur n’est reprise que dans la mesure où la valeur comptable de l’actif ne dépasse pas la valeur comptable qui aurait été déterminée, déduction faite des amortissements, si aucune perte de valeur n’avait été comptabilisée. Ces reprises sont comptabilisées dans le compte consolidé de résultat.

Impôt sur le résultat

La Banque utilise la méthode du report variable pour la comptabilisation de l’impôt sur le résultat. Aux termes de cette méthode, les actifs et les passifs d’impôt différé représentent l’impôt cumulatif applicable aux différences temporelles, qui s’entendent des différences entre la valeur comptable et la valeur fiscale des actifs et des passifs. Des actifs d’impôt différé sont comptabilisés uniquement dans la mesure où il est probable qu’il existera des bénéfices imposables suffisants pour y appliquer les actifs d’impôt différé. Les actifs et passifs d’impôt différé sont évalués aux taux d’impôt adoptés ou quasi adoptés qui devraient s’appliquer au bénéfice imposable des exercices au cours desquels on s’attend à ce que les différences temporelles soient recouvrées ou réglées.

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Les actifs et les passifs d’impôt différé et d’impôt exigible ne sont compensés que s’ils surviennent dans le même groupe fiscal et que la Banque a le droit juridique et l’intention de régler le montant net ou de réaliser l’actif et de régler le passif simultanément.

La Banque constitue des provisions à l’égard de positions fiscales incertaines, lesquelles provisions, à son avis, reflètent adéquatement le risque lié aux positions fiscales faisant l’objet d’entretiens, de contrôles, de différends ou d’appels avec les autorités fiscales ou qui sont autrement considérées comme étant incertaines. Ces provisions sont constituées selon la meilleure estimation de la Banque quant au montant qui devrait être payé, compte tenu de tous les facteurs pertinents, lesquels sont réévalués chaque date de clôture.

L’impôt sur le résultat est comptabilisé dans le compte consolidé de résultat, sauf s’il a trait à des éléments comptabilisés dans les autres éléments du résultat global ou directement dans les capitaux propres, auquel cas il est comptabilisé au même poste que l’élément connexe.

Contrats de location

La Banque en tant que bailleur

Les actifs loués à des clients aux termes de conventions qui transfèrent la quasi-totalité des risques et avantages inhérents à la propriété, avec ou sans le titre juridique ultime, sont classés dans les contrats de location-financement et présentés sous « Prêts » dans l’état consolidé de la situation financière. Les actifs loués en vertu d’un contrat de location- financement sont décomptabilisés, et la Banque comptabilise une créance qui correspond à la valeur actuelle des paiements minimaux au titre de la location, actualisés au taux d’intérêt implicite du contrat. Les coûts directs initialement engagés au titre de la négociation et de la conclusion d’un contrat de location-financement sont intégrés à la créance par le biais du taux d’actualisation appliqué au contrat. Les revenus au titre des contrats de location-financement sont comptabilisés sur la durée du contrat sur la base d’une formule traduisant un taux de rentabilité périodique constant de l’investissement net dans le contrat de location-financement.

Les actifs loués à des clients aux termes de conventions qui ne transfèrent pas la quasi-totalité des risques et avantages inhérents à la propriété sont classés dans les contrats de location simple. Les actifs loués sont inscrits sous « Immobilisations corporelles » dans l’état consolidé de la situation financière de la Banque. Les loyers sont comptabilisés linéairement sur la durée du contrat sous « Autres revenus opérationnels – Autres » dans le compte consolidé de résultat. Les coûts directs initialement engagés au titre de la négociation et de la conclusion d’un contrat de location simple sont intégrés à la valeur comptable de l’actif loué et passés en charges linéairement sur la durée du contrat.

La Banque en tant que preneur

Les actifs détenus en vertu de contrats de location-financement sont initialement comptabilisés dans les immobilisations corporelles à l’état consolidé de la situation financière, à un montant équivalant à la juste valeur de l’actif loué ou à la valeur actuelle des paiements minimaux au titre de la location, si celle-ci est inférieure. L’obligation au titre des contrats de location-financement correspondante est incluse dans les autres passifs à l’état consolidé de la situation financière. Le taux d’actualisation servant au calcul de la valeur actuelle des paiements minimaux au titre de la location est le taux d’intérêt implicite du contrat. Les loyers conditionnels sont passés en charges dans les périodes au cours desquelles ils sont engagés.

Les loyers au titre des contrats de location simple sont passés en charges linéairement sur la durée du contrat, qui débute dès que le preneur contrôle l’utilisation physique de l’actif. Les incitatifs à la location sont traités comme une réduction des charges locatives et sont également comptabilisés linéairement sur la durée du contrat. Les loyers conditionnels découlant des contrats de location simple sont passés en charges dans les périodes au cours desquelles ils sont engagés.

Cession-bail

La Banque comptabilise immédiatement en résultat net les profits et les pertes sur les transactions de cession-bail visant un actif non financier à la juste valeur de marché qui font en sorte que la Banque conserve un contrat de location simple (aux termes duquel le bailleur conserve la quasi-totalité des risques et des avantages inhérents à la propriété). Si la transaction de cession-bail donne lieu à un contrat de location-financement, le profit sur cession, s’il en est, est différé et comptabilisé en résultat net sur la durée résiduelle du contrat.

Améliorations locatives

Les améliorations locatives sont des investissements visant à adapter les immeubles et les bureaux visés par des contrats de location simple en vue de leur utilisation prévue. La valeur actuelle des coûts estimatifs de remise en état nécessaires pour restaurer un bien loué à sa condition initiale à la fin du contrat, si nécessaire, est inscrite à l’actif dans le total des coûts des améliorations locatives. Parallèlement, un passif correspondant est comptabilisé afin de refléter l’obligation engagée. Les coûts de rétablissement sont comptabilisés en résultat net par le biais de l’amortissement des améliorations locatives inscrites à l’actif sur leur durée d’utilité estimative.

Instruments de fonds propres

La Banque classe les instruments de fonds propres comme des passifs financiers, des titres de capitaux propres ou des instruments financiers composés qui contiennent à la fois une composante passif et une composante capitaux propres, selon les modalités contractuelles des instruments.

Lorsque certaines caractéristiques de paiement ne suscitent pas une obligation inévitable de payer en trésorerie, il s’agit alors de caractéristiques de capitaux propres. Lorsqu’un instrument de fonds propres renferme des caractéristiques de passif et de capitaux propres, il est alors considéré comme un instrument composé. La composante passif d’un instrument composé est évaluée initialement lors de la comptabilisation initiale, et la valeur résiduelle est attribuée à la composante capitaux propres.

La composante passif est classée sous « Instruments de fonds propres – composante passif » dans l’état consolidé de la situation financière, et les charges d’intérêts connexes sont comptabilisées au compte consolidé de résultat.

Les instruments de fonds propres qui sont considérés en totalité ou en partie comme des titres de capitaux propres sont présentés sous « Participations ne donnant pas le contrôle – Détenteurs d’instruments de fonds propres – composante capitaux propres » dans l’état consolidé de la situation financière. Lorsque la Banque est tenue de verser des distributions à des détenteurs d’instruments de fonds propres – composante capitaux propres, les distributions sont déduites directement des capitaux propres et une hausse correspondante est inscrite sous « Autres passifs – Autres ». Le bénéfice net attribuable aux détenteurs d’instruments de fonds propres – composante capitaux propres des participations ne donnant pas le contrôle représente le bénéfice net tiré des fiducies de financement, lequel bénéfice n’est pas attribuable aux actionnaires ordinaires de la Banque.

Lorsque la Banque rachète un instrument composé, elle affecte la contrepartie versée à la composante passif en fonction de la juste valeur à la date de rachat, tout montant restant étant constaté directement dans les capitaux propres. Tout écart entre la juste valeur du passif et sa valeur comptable est constaté à titre de profit ou de perte dans le compte consolidé de résultat et affecté entièrement aux participations ne donnant pas le contrôle, sous « Détenteurs d’instruments de fonds propres – composante capitaux propres ».

Provisions

Une provision est comptabilisée si, du fait d’un événement passé, la Banque a une obligation actuelle, juridique ou implicite, dont le montant peut être estimé de manière fiable, et qu’il est probable qu’une sortie d’avantages économiques soit nécessaire pour éteindre l’obligation.

Le montant de la provision correspond à la meilleure estimation de la Banque quant à la contrepartie nécessaire pour régler l’obligation, compte tenu des risques et incertitudes connexes. Lorsque l’effet de la valeur temps de l’argent est significatif, le montant de la provision représente la valeur actuelle des flux de trésorerie futurs prévus actualisés à un taux avant impôt qui reflète les appréciations actuelles par le marché de la valeur temps de l’argent et, le cas échéant, des risques propres à ce passif. L’augmentation de la provision pour refléter l’écoulement du temps est comptabilisée sous « Charges d’intérêts – Autres » dans le compte consolidé de résultat.

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Contrats d’assurance

Les primes brutes au titre des contrats d’assurance-vie sont comptabilisées en revenus lorsqu’elles deviennent exigibles. Les primes brutes au titre des autres contrats d’assurance, principalement des contrats d’assurance dommages, sont comptabilisées en revenus sur la durée des contrats. Les primes non gagnées représentent la partie des primes souscrites pour l’exercice visé ayant trait à la période de risque après la date de clôture. Les recouvrements au titre des demandes de règlement sont comptabilisés en résultat dans la même période que les sinistres connexes.

Les demandes de règlement brutes au titre des contrats d’assurance-vie reflètent le coût de toutes les demandes survenues durant l’exercice. Les demandes de règlement brutes au titre des contrats d’assurance dommages comprennent les demandes réglées et les variations des passifs au titre des demandes non réglées. Les primes d’assurance cédées à des réassureurs sont passées en charges dans la même période que les primes des contrats d’assurance directs auxquels elles se rapportent.

Garanties

Les garanties comprennent les lettres de crédit de soutien, les lettres de garantie, les indemnisations, les rehaussements de crédit et d’autres contrats similaires. Les garanties admissibles à titre de dérivés sont comptabilisées conformément à la méthode visant les instruments dérivés. Dans le cas des garanties qui ne peuvent être admissibles à titre de dérivés, un passif est comptabilisé pour tenir compte de la juste valeur de l’obligation prise en charge à l’origine. La juste valeur de l’obligation à l’origine est généralement fondée sur les flux de trésorerie actualisés de la prime à recevoir au titre de la garantie, ce qui engendre un actif correspondant. Après la comptabilisation initiale, ces garanties sont comptabilisées selon le plus élevé du montant initial, diminué de l’amortissement pour tenir compte des commissions gagnées au cours de la période, et de la meilleure estimation du montant nécessaire à l’extinction de toute obligation financière résultant de la garantie. Toute augmentation du passif est comptabilisée dans le compte consolidé de résultat.

Avantages du personnel

La Banque offre des régimes de retraite et d’autres régimes d’avantages sociaux aux salariés admissibles au Canada, aux États-Unis et dans d’autres pays où elle exerce ses activités. Les régimes de retraite offerts prennent surtout la forme de régimes de retraite à prestations définies (lesquelles sont, en règle générale, établies en fonction du nombre d’années de service du salarié et du salaire moyen des cinq dernières années de service), et parfois celle de régimes de retraite à cotisations définies (en vertu desquels la Banque verse des cotisations définies et n’a aucune obligation juridique ou implicite de verser des cotisations supplémentaires). La Banque offre également d’autres avantages, qui comprennent des soins de santé, des soins dentaires et de l’assurance-vie postérieurs au départ à la retraite, de même que des avantages à long terme, notamment des prestations d’invalidité de longue durée.

Régimes de retraite à prestations définies et autres régimes d’avantages postérieurs au départ à la retraite

Le coût de ces avantages du personnel est établi annuellement par calculs actuariels selon la méthode des unités de crédit projetées. Les calculs sont effectués à partir des meilleures estimations de la direction quant à diverses hypothèses, notamment en ce qui a trait au taux de rendement prévu à long terme des actifs des régimes, à la rémunération future, aux coûts des soins de santé, à la mortalité ainsi qu’à l’âge de départ à la retraite des salariés. Le taux d’actualisation est déterminé par référence au taux de rendement, à la date de clôture, d’obligations de sociétés de première qualité dont les dates d’échéance se rapprochent de celles des obligations de la Banque. Le rendement attendu des actifs des régimes est fondé sur la juste valeur des actifs des régimes au 31 octobre.

L’actif net ou le passif net de la Banque au titre des régimes d’avantages du personnel est calculé séparément pour chacun des régimes et il correspond à la différence entre la valeur actuelle des prestations futures acquises par les membres du personnel en échange de leurs services pour les périodes antérieures et la juste valeur des actifs des régimes, ajustée pour tenir compte des écarts actuariels non comptabilisés et des coûts des services passés non comptabilisés.

Lorsque le montant net figurant dans l’état consolidé de la situation financière est un actif, le montant de l’actif comptabilisé ne peut dépasser le total net des pertes actuarielles cumulées non comptabilisées, des coûts des services passés et de la valeur actuelle des avantages économiques disponibles, soit sous forme de remboursements futurs du régime, soit sous forme de diminutions des cotisations futures au régime. Pour calculer la valeur actuelle des avantages économiques, il faut tenir compte des exigences de financement minimal applicables à tout régime dont la Banque est le promoteur. Un avantage économique est disponible si la Banque peut le réaliser à un moment quelconque pendant la durée de vie des régimes ou au moment du règlement des passifs des régimes.

L’actif net ou le passif net est inclus sous « Autres actifs » ou sous « Autres passifs », selon le cas, dans l’état consolidé de la situation financière.

Si l’écart actuariel net cumulé non comptabilisé excède 10 % de la juste valeur des actifs des régimes ou de l’obligation au titre des prestations définies au début de l’exercice si cette dernière est plus élevée, l’excédent à ce seuil de 10 % est alors généralement amorti sur la durée de vie active moyenne résiduelle attendue des salariés. Pour les principaux régimes de retraite et les principaux régimes d’avantages du personnel de la Banque, ces périodes s’échelonnent respectivement de 8 ans à 18 ans et de 8 ans à 26 ans.

Quand il y a augmentation (réduction) des avantages au titre d’un régime, la fraction de l’obligation au titre des prestations définies ainsi accrue (réduite) relative aux services passés rendus par les membres du personnel et dont les droits ne sont pas acquis est comptabilisée en résultat net, selon le mode linéaire, sur la durée moyenne restant à courir jusqu’à ce que les droits correspondants soient acquis. Si des droits à prestations sont acquis immédiatement, il y a comptabilisation immédiate de la charge (du produit) en résultat net.

Autres avantages à long terme

Les autres avantages à long terme sont comptabilisés de la même façon que les régimes de retraite à prestations définies et les autres régimes d’avantages postérieurs au départ à la retraite précités, sauf que les écarts actuariels et les coûts au titre des services passés sont comptabilisés en résultat net dans la période au cours de laquelle ils surviennent.

Régimes à cotisations définies

Certains salariés à l’extérieur du Canada participent à des régimes de retraite à cotisations définies. Les coûts inhérents à ces régimes correspondent aux cotisations versées par la Banque au nom des salariés au cours de l’exercice.

Indemnités de cessation d’emploi

Les indemnités de cessation d’emploi sont comptabilisées en charges si la Banque est manifestement engagée, et a un plan formalisé et détaillé, sans possibilité réelle de se rétracter, à mettre fin à l’emploi avant la date normale de mise à la retraite ou à octroyer des indemnités de cessation d’emploi à la suite d’une offre faite pour encourager les départs volontaires.

Avantages à court terme

Les avantages à court terme sont comptabilisés en charges à mesure que les services correspondants sont rendus et un passif non actualisé est calculé, après déduction des paiements effectués.

Comptabilisation des revenus et des charges

Les revenus ne sont comptabilisés que s’il est probable que les avantages économiques iront à la Banque et que si le montant des revenus peut être évalué de façon fiable. Pour être en mesure de comptabiliser les revenus, la Banque doit d’abord satisfaire aux critères énoncés ci-dessous :

Intérêts et revenus et charges d’intérêts assimilés

Les revenus d’intérêts et les charges d’intérêts liés à tous les instruments financiers portant intérêt, y compris les instruments détenus à des fins de transaction ou désignés comme étant à la juste valeur par le biais du résultat net, sont comptabilisés dans les revenus d’intérêts nets selon la méthode du taux d’intérêt effectif. Le taux d’intérêt effectif est le taux qui actualise exactement les décaissements ou encaissements de trésorerie futurs sur la durée de vie prévue de l’instrument financier ou, selon le cas, sur une

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période plus courte de manière à obtenir la valeur comptable nette de l’actif ou du passif financier. Le calcul prend en considération toutes les modalités contractuelles de l’instrument financier (par exemple, les options de paiement anticipé) et inclut les commissions ou les coûts marginaux directement imputables à l’instrument faisant partie intégrante du taux d’intérêt effectif, mais ne tient pas compte des pertes sur créances futures.

Si la Banque révise ses estimations de décaissements ou d’encaissements, elle ajuste la valeur comptable des instruments financiers portant intérêt qui sont évalués au coût amorti ou classés comme étant disponibles à la vente. La Banque calcule la valeur comptable ajustée à l’aide du taux d’intérêt effectif initial et comptabilise la variation de la valeur comptable sous « Autres revenus opérationnels » dans le compte consolidé de résultat.

Dès que la valeur comptable d’un actif financier ou d’un groupe d’actifs financiers similaires a été dépréciée à la suite d’une perte de valeur, les revenus d’intérêt continuent d’être comptabilisés en fonction du taux d’intérêt effectif net inhérent au placement.

Les coûts de montage de prêts sont différés et amortis en résultat au moyen de la méthode du taux d’intérêt effectif sur la durée prévue du prêt. Les commissions de montage de prêts sont comptabilisées dans les revenus d’intérêts de la période correspondant à la durée du prêt ou de l’engagement. Les frais liés au remboursement anticipé des prêts hypothécaires sont constatés dans les revenus d’intérêts à la réception, à moins qu’ils ne soient associés à de légères modifications apportées aux modalités du prêt hypothécaire, auquel cas les frais sont différés et amortis sur la durée résiduelle du prêt hypothécaire initial selon la méthode du taux d’intérêt effectif.

Les commissions d’engagement de prêts visant des prêts susceptibles d’être utilisés et les autres commissions de crédit sont différées (de même que les autres coûts marginaux) et prises en compte dans le taux d’intérêt effectif du prêt. Lorsqu’il est peu probable qu’un prêt sera utilisé, la commission d’engagement de prêt est comptabilisée selon le mode linéaire sur la durée de l’engagement.

Aux fins de la présentation au compte consolidé de résultat, les revenus d’intérêts et les charges d’intérêts provenant des activités de transaction sont reclassés dans les revenus tirés des activités de transaction.

Revenus tirés des frais et des commissions

La Banque tire des revenus des frais et des commissions pour la prestation d’une vaste gamme de services à ses clients. Les revenus tirés des frais appartiennent à deux catégories :

Les revenus tirés des frais pour la prestation de services pendant une période donnée sont comptabilisés sur cette période. Ces revenus tirés des frais comprennent les revenus tirés des commissions, les commissions de syndication de prêts ainsi que les honoraires de gestion d’actifs, les frais de garde et les autres honoraires de gestion et de services- conseils.

Les revenus tirés des frais découlant de la négociation ou de la participation à la négociation d’une transaction pour le compte d’un tiers, comme un accord visant l’acquisition d’actions ou d’autres titres ou encore l’achat ou la vente d’entreprises, sont comptabilisés à la clôture de la transaction sous-jacente. Les revenus tirés des frais ou les composantes de ceux-ci qui sont liés à l’exécution sont comptabilisés lorsque les critères correspondants sont satisfaits.

Charges liées aux frais et aux commissions

Les charges liées aux frais et aux commissions ont trait à des frais au titre de transactions et de services qui sont passés en charges lorsque les services sont reçus.

Revenus de dividendes

Les revenus de dividendes sur les titres de capitaux propres sont comptabilisés dans les revenus d’intérêts dès qu’est établi le droit de la Banque d’en recevoir le paiement.

Paiements fondés sur des actions

Les paiements fondés sur des actions attribués à des salariés sont constatés à titre de charge de rémunération au compte consolidé de résultat sur la période d’acquisition des droits selon le nombre d’attributions dont les droits devraient devenir acquis, compte tenu de l’incidence des renonciations prévues. Pour ce qui est des attributions qui sont accordées en tranches, chacune des tranches est reconnue comme une attribution distincte et amortie séparément.

Les droits à l’appréciation d’actions et autres droits qui sont réglés en trésorerie sont classés dans les passifs. Les droits classés dans les passifs sont réévalués à la juste valeur chaque date de clôture tant et aussi longtemps qu’ils restent en circulation.

Les options sur actions attribuées aux salariés qui sont assorties d’une composante alternative de droits à l’appréciation d’actions donnent aux salariés le droit d’exercer leurs options soit pour recevoir des actions, soit pour recevoir de la trésorerie. Ces options sont classées comme des passifs et sont réévaluées à la juste valeur chaque date de clôture tant et aussi longtemps qu’elles demeurent en circulation. Si une option est exercée, ce qui par le fait même annule la composante alternative de droits à l’appréciation d’actions, le produit du prix d’exercice ainsi que la charge à payer et l’impôt connexe sont inscrits sous « Capitaux propres – Actions ordinaires » dans l’état consolidé de la situation financière.

Les options sur actions classiques et autres attributions qui doivent être réglées en contrepartie d’actions sont classées comme des attributions réglées en titres de capitaux propres. Celles-ci sont passées en charges en fonction de leur juste valeur à la date d’attribution avec une augmentation correspondante sous « Capitaux propres – Autres réserves » dans l’état consolidé de la situation financière. Si une option est exercée, le produit de l’exercice ainsi que le montant comptabilisé sous « Capitaux propres – Autres réserves » est porté sous « Capitaux propres – Actions ordinaires » dans l’état consolidé de la situation financière.

Pour ce qui est de la composante alternative de droits à l’appréciation d’actions, des droits à l’appréciation d’actions et des options sur actions classiques, la Banque estime leur juste valeur en recourant à un modèle d’évaluation des options. Ce modèle utilise des données telles que le prix d’exercice de l’option, le cours de l’action, le taux d’intérêt sans risque, les dividendes attendus, la volatilité attendue (laquelle est calculée en utilisant une pondération égale de la volatilité implicite et de la volatilité historique) et les comportements particuliers des salariés en matière d’exercice d’options, selon des données statistiques. Pour ce qui est des autres attributions, la juste valeur correspond au cours du marché des actions ordinaires de la Banque à la date de clôture.

Lorsque des instruments dérivés sont utilisés pour couvrir la rémunération fondée sur des actions, les profits et pertes connexes découlant de l’évaluation à la valeur de marché sont pris en compte dans le poste « Salaires et avantages sociaux » sous la rubrique des charges opérationnelles au compte consolidé de résultat.

Toute renonciation volontaire à une composante alternative de droits à l’appréciation d’actions dans le cadre de laquelle le salarié conserve l’option sur actions correspondante sans qu’il n’y ait de changement à la juste valeur globale de l’attribution entraîne un reclassement du passif comptabilisé ainsi que de l’impôt connexe dans le poste « Capitaux propres – Autres réserves » à l’état consolidé de la situation financière. Ce reclassement est évalué à la juste valeur des attributions ayant fait l’objet d’une renonciation à la date de cette renonciation. Après les renonciations volontaires, les attributions sont comptabilisées à titre d’options sur actions classiques en fonction de la juste valeur à la date de la renonciation.

Programmes de fidélisation de la clientèle

La Banque exploite des programmes de fidélisation qui permettent à la clientèle d’accumuler des points lorsqu’ils utilisent les produits et les services de la Banque. En contrepartie de ses points cadeaux, le client peut obtenir des biens ou des services gratuits ou à moindre coût, si certaines conditions sont remplies.

La contrepartie reçue est répartie entre les biens vendus ou les services rendus et les points cadeaux émis, et la contrepartie affectée aux points cadeaux correspond à leur juste valeur. La juste valeur des points cadeaux est généralement établie au moyen de prix de détail équivalents pour une gamme de cadeaux dont l’échange était attendu. La juste valeur des points cadeaux attribués est différée dans les autres passifs et comptabilisée sous « Revenus tirés des services bancaires » lorsque les points sont échangés ou qu’ils expirent.

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Dividendes sur les actions

Les dividendes sur les actions ordinaires et privilégiées sont comptabilisés comme un passif et déduits des capitaux propres une fois approuvés par le conseil d’administration de la Banque. Les dividendes intermédiaires sont portés en réduction des capitaux propres au moment où ils sont déclarés et non pas à la discrétion de la Banque.

Information sectorielle

La détermination des secteurs opérationnels repose sur le point de vue interne de la direction. Les secteurs opérationnels sont ceux dont les résultats opérationnels sont régulièrement examinés par le principal décideur opérationnel de la Banque en vue de prendre des décisions sur les ressources à affecter au secteur et d’évaluer la performance de celui-ci. La Banque compte quatre secteurs opérationnels, à savoir : Réseau canadien, Opérations internationales, Gestion de patrimoine mondiale et Services bancaires et marchés mondiaux. La catégorie Autres regroupe des secteurs opérationnels de moindre envergure comprenant la Trésorerie de groupe et d’autres postes se rapportant au siège social qui ne sont pas attribués à un secteur opérationnel. Ces secteurs opérationnels offrent différents produits et services et sont gérés séparément, en fonction de la structure de gestion et de présentation de l’information interne de la Banque. La direction de la Banque passe régulièrement en revue les rapports de gestion interne.

Les résultats de ces secteurs se fondent sur les systèmes internes d’information financière de la Banque. Les méthodes comptables qu’appliquent ces secteurs sont généralement les mêmes que celles qui sont suivies par la Banque dans l’établissement des états financiers consolidés. La seule différence importante en matière de mesure comptable a trait aux revenus exonérés d’impôt et au revenu provenant de sociétés associées, dont la valeur est majorée en fonction d’une base de mise en équivalence fiscale avant impôt dans le cas des secteurs en cause. Cette différence de mesure permet de comparer les revenus imposables à ceux qui sont exonérés d’impôt.

En raison de la complexité des rouages de la Banque, il faut recourir à diverses estimations et à diverses méthodes de ventilation dans l’établissement de l’information financière sectorielle. La valeur de financement des actifs et des passifs est établie aux fins des prix de cession interne aux prix du marché de gros, et les charges du siège social sont réparties entre chacun des secteurs en fonction de l’utilisation. De même, le capital est réparti entre les secteurs selon une méthode fondée sur le risque. Les transactions conclues entre les secteurs sont inscrites dans les résultats de chacun d’eux comme si elles avaient été conclues avec un tiers et sont éliminées au moment de la consolidation.

Avant 2011, les actifs ou les passifs nets étaient évalués aux fins des prix de cession interne aux prix du marché de gros à court terme.

Résultat par action

Le résultat de base par action est obtenu en divisant le bénéfice net de la période attribuable aux actionnaires ordinaires de la Banque par le nombre moyen pondéré d’actions ordinaires en circulation au cours de la période visée.

Le résultat dilué par action est obtenu en divisant le bénéfice net ajusté de la période attribuable aux actionnaires ordinaires par le nombre moyen pondéré d’actions ordinaires, après dilution, en circulation au cours de la période visée. Dans le calcul du résultat dilué par action, le résultat est ajusté pour tenir compte des variations des revenus et des charges qui pourraient découler de l’émission d’actions dilutives. Le nombre moyen pondéré dilué d’actions ordinaires en circulation pour la période rend compte de la dilution qui pourrait survenir si des options, des titres ou d’autres contrats conférant à leurs détenteurs le droit d’obtenir des actions ordinaires avaient été en circulation depuis l’ouverture de la période (ou à une date ultérieure) jusqu’à la clôture de la période (ou à une date antérieure). Les instruments qui sont estimés avoir eu un effet antidilutif au cours de la période sont exclus du calcul du résultat dilué par action.

Le résultat est ajusté en fonction du montant après impôt des distributions liées aux instruments de fonds propres dilutifs qui ont été comptabilisés au cours de la période. Pour ce qui est de la composante alternative de droits à l’appréciation d’actions qui est inscrite dans les passifs, la réévaluation après impôt incluse dans le poste « Salaires et avantages sociaux », déduction faite des couvertures connexes, est ajustée pour tenir compte de la charge comme si ces droits avaient été classés dans les capitaux propres.

Dans le cas des options dont le paiement est fondé sur des actions, le nombre d’actions supplémentaires prises en compte dans le calcul du résultat dilué par action est déterminé à l’aide de la méthode du rachat d’actions. Selon cette méthode, le nombre net d’actions ordinaires supplémentaires est déterminé en posant comme hypothèse que les options sur actions dans le cours sont exercées et que le produit est affecté au rachat d’actions ordinaires au cours moyen en vigueur durant la période.

Le nombre d’actions supplémentaires liées à des instruments de fonds propres qui pourraient donner lieu à une émission d’actions ordinaires est établi selon les modalités du contrat.

4	Prises de position futures en comptabilité

La Banque surveille de près les nouvelles normes et les modifications de normes existantes de l’IASB ainsi que les règlements édictés par les Autorités canadiennes en valeurs mobilières et le BSIF.

L’IASB a publié bon nombre de nouvelles normes ou de normes révisées. La Banque ne peut adopter de façon anticipée les normes qui sont publiées, mais qui ne seront pas en vigueur au 1er novembre 2013 (à l’exception de l’IFRS 7), comme l’explique l’avis du BSIF publié en octobre 2011. La Banque évalue actuellement l’incidence qu’aura l’adoption de ces normes sur ses états financiers consolidés.

En vigueur au 1er novembre 2013

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L’IFRS 10, États financiers consolidés, remplace les dispositions relatives au contrôle et à la consolidation énoncées dans l’IAS 27, États financiers consolidés et individuels, et la SIC-12, Consolidation – Entités ad hoc. La norme présente un modèle unique de consolidation basé sur la notion de contrôle, sans égard au fait que l’entité soit contrôlée par le biais de droits de vote ou par le biais d’autres accords contractuels, tel qu’il est courant pour les entités ad hoc. Le contrôle est fondé sur la capacité actuelle de l’investisseur d’exercer son pouvoir sur les activités clés d’une filiale ou d’une entité ad hoc dans le but d’influer sur son exposition ou sur le rendement généré par la filiale ou l’entité ad hoc. Une modification apportée par la suite fournit des directives additionnelles.

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L’IFRS 11, Partenariats, annule et remplace l’IAS 31, Participations dans des coentreprises, et la SIC-13, Entités contrôlées conjointement – apports non monétaires par des coentrepreneurs. La norme corrige les incohérences dans la présentation des partenariats par la suppression de la méthode de la consolidation proportionnelle comme méthode de comptabilisation visant les entités sous contrôle conjoint et améliore la comptabilisation des partenariats par l’introduction d’une approche fondée sur des principes qui exige d’une partie à un partenariat qu’elle comptabilise ses droits et obligations selon le type de partenariat, plutôt que selon sa forme juridique (comme c’est actuellement le cas).

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L’IFRS 12, Informations à fournir sur les intérêts détenus dans d’autres entités, élargit la définition de participation et impose l’amélioration des informations à fournir sur les intérêts détenus dans d’autres entités, y compris les filiales, les partenariats, les entreprises associées et les entités structurées non consolidées.

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L’IFRS 13, Évaluation de la juste valeur, définit la juste valeur, prescrit un cadre unique pour les évaluations à la juste valeur et précise les informations à fournir sur les évaluations à la juste valeur aux termes de toutes les normes IFRS.

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L’IAS 19, Avantages du personnel, élimine le recours à la méthode du corridor (soit la méthode que la Banque utilise actuellement) et exige que les gains et pertes actuariels soient comptabilisés immédiatement dans les autres éléments du résultat global (les « AERG »). En effet, l’excédent ou le déficit net des régimes serait pris en compte dans l’état consolidé de la situation financière de la Banque. Les montants comptabilisés dans les AERG ne sont jamais reclassés dans le compte consolidé de résultat. De plus, le taux d’actualisation devant être utilisé pour la comptabilisation du montant net des revenus d’intérêts et des charges d’intérêts est établi au moyen du taux d’actualisation des passifs et non au taux de rendement attendu des actifs. Cette situation donne lieu à une hausse des charges comptabilisées dans le compte consolidé de résultat, en fonction de la situation de capitalisation du régime. En outre, les soldes des AERG varient directement en fonction des fluctuations des gains et pertes actuariels.

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L’IFRS 7, Instruments financiers : Informations à fournir (Compensation des actifs financiers et des passifs financiers), prévoit de nouvelles informations à fournir par les entités, dont les montants bruts faisant l’objet de droits de compensation, les montants compensés et le risque de crédit net correspondant.

En vigueur au 1er novembre 2015

—	L’IFRS 9, Instruments financiers, remplacera les directives contenues dans l’IAS 39, Instruments financiers : Comptabilisation et évaluation, en ce qui a trait au classement et à l’évaluation des actifs financiers. Cette norme a été modifiée par l’IASB de manière à repousser sa date d’entrée en vigueur de deux ans par rapport à la date prévue initialement. Il s’agit de la première étape d’un projet en trois étapes visant à remplacer la norme actuelle de comptabilisation des instruments financiers. Les autres étapes du projet, qui sont en cours d’élaboration, portent sur la dépréciation d’actifs financiers et la comptabilité de couverture. La Banque continue de surveiller l’évolution de la situation ainsi que ses répercussions.

5	Trésorerie et dépôts auprès d’autres banques

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010
Trésorerie et dépôts sans intérêt auprès d’autres banques	5 036	$4 294	$3 730	$
Dépôts portant intérêt auprès d’autres banques	49 768	40 928	36 501
Total	54 804	$45 222	$40 231	$

Le montant des soldes que la Banque devait maintenir auprès des banques centrales, d’autres organismes de réglementation et de certaines contreparties totalisait 11 748 millions de dollars (7 114 millions de dollars au 31 octobre 2011; 5 906 millions de dollars au 1er novembre 2010).

Certains dépôts auprès d’autres banques de néant (néant au 31 octobre 2011; 701 millions de dollars au 1er novembre 2010) sont donnés en garantie de certains passifs connexes au programme de titrisation de la Société canadienne d’hypothèques et de logement.

6	Juste valeur des instruments financiers

Détermination de la juste valeur

La juste valeur des instruments financiers a été estimée d’après les méthodes et les hypothèses suivantes [se reporter à la note 9 d) pour obtenir la juste valeur des instruments dérivés].

La Banque présume que la juste valeur des ressources en trésorerie, des titres pris en pension, des engagements de clients en contrepartie d’acceptations, des autres actifs, des obligations relatives aux titres mis en pension, des acceptations, des obligations relatives aux titres vendus à découvert et des autres passifs se rapproche de leur valeur comptable puisqu’il s’agit d’éléments à court terme.

La juste valeur des prêts détenus à des fins de transaction est établie au moyen d’une technique d’évaluation fondée sur l’utilisation de données d’entrée observables sur le marché.

Les titres détenus à des fins de transaction et les titres de placement sont évalués en fonction de cours, si possible. Si les cours ne sont pas faciles à obtenir, les justes valeurs sont estimées en fonction des cours de titres semblables ou d’autres méthodes d’évaluation. Les titres de capitaux propres qui n’ont pas de cours sur un marché actif sont évalués au moyen de modèles pouvant comporter d’importantes données d’entrée observables ou non observables sur le marché.

Les justes valeurs des instruments dérivés négociés en bourse sont fondées sur les cours de marché, alors que celles des instruments dérivés négociés de gré à gré sont déterminées en fonction de modèles d’établissement des prix, lesquels reposent sur des données d’entrée comme les cours de marché et les prix contractuels courants des instruments sous-jacents, ainsi que la valeur temps et la courbe de rendement, ou de facteurs de volatilité sous-jacents aux positions. L’établissement de la juste valeur des dérivés tient compte du risque de crédit et des coûts directs continus sur la durée des instruments. Les produits dérivés évalués en fonction d’une méthode d’évaluation reposant sur des données d’entrée observables sur le marché sont principalement les swaps de taux d’intérêt, les options de taux, les swaps de devises et les contrats de change à terme. Les modèles d’établissement des prix et de swaps en fonction de chiffres actualisés sont les méthodes d’évaluation les plus fréquemment utilisées. Les modèles reposent sur diverses données d’entrée, y compris les taux de change au comptant et à terme et les courbes de taux d’intérêt.

Les produits dérivés évalués selon une méthode d’évaluation reposant sur d’importantes données d’entrée non observables sont les contrats à long terme (swaps de taux d’intérêt et de devises, contrats de change à terme, contrats d’options et certains swaps sur défaillance) et d’autres produits dérivés visant un groupe d’actifs, de marchandises ou de monnaies. Ces modèles tiennent compte de certaines données d’entrée non observables comme la volatilité et la corrélation.

La juste valeur estimative des prêts tient compte des variations du niveau général des taux d’intérêt depuis le montage ou l’achat des prêts. Les méthodes d’évaluation particulières qui ont été utilisées sont les suivantes :

–	Pour les prêts à taux variable, les ajustements éventuels au titre des changements aux écarts de taux ne sont pas pris en compte dans l’estimation de la juste valeur. Par conséquent, la juste valeur est présumée être égale à la valeur comptable.
–	Pour tous les autres prêts, la juste valeur est déterminée en actualisant les flux de trésorerie futurs prévus pour ces prêts au moyen des taux d’intérêt pratiqués sur le marché pour des prêts comportant des conditions et des risques similaires.

La juste valeur des dépôts payables à vue ou à préavis ou des dépôts à taux variable payables à une date déterminée n’est pas ajustée au titre des changements aux écarts de taux. Par conséquent, il est présumé que la juste valeur de ces types de dépôts est égale à leur valeur comptable. La juste valeur estimative des dépôts à taux fixe payables à une date déterminée est obtenue en actualisant les flux de trésorerie contractuels en fonction des taux d’intérêt pratiqués sur le marché pour des dépôts comportant des modalités et des risques similaires.

La juste valeur des débentures subordonnées et des instruments de fonds propres est établie d’après le cours du marché. Lorsque le cours du marché n’est pas disponible, la juste valeur est estimée d’après le prix actuel sur le marché pour des titres de créance comportant des modalités et des risques similaires.

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Juste valeur des instruments financiers

Le tableau qui suit indique la juste valeur des instruments financiers de la Banque, établie à l’aide des méthodes d’évaluation et des hypothèses décrites ci-dessous. La juste valeur des actifs et des passifs qui ne sont pas considérés comme des instruments financiers, tels que les terrains, les bâtiments et le matériel, n’est pas incluse dans ces montants.

Aux
	31 octobre 2012			31 octobre 2011
(en millions de dollars)	Juste valeur totale	Valeur comptable totale	Favorable (défavorable)	Juste valeur totale	Valeur comptable totale	Favorable (défavorable)
Actifs
Trésorerie et dépôts auprès d’autres banques	54 804	$54 804	$–	$45 222	$45 222	$– $
Métaux précieux	12 387	12 387	–	9 249	9 249	–
Actifs détenus à des fins de transaction	87 596	87 596	–	75 799	75 799	–
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	197	197	–	375	375	–
Titres pris en pension	47 354	47 354	–	34 582	34 582	–
Instruments financiers dérivés (note 9)	30 327	30 327	–	37 322	37 322	–
Titres de placement	33 361	33 361	–	30 176	30 176	–
Prêts	371 370	364 766	6 604	332 639	327 573	5 066
Autres actifs	8 831	8 831	–	7 637	7 637	–
Passifs
Dépôts	466 054	463 609	(2 445)	423 201	421 335	(1 866)
Acceptations	8 932	8 932	–	8 172	8 172	–
Obligations relatives aux titres vendus à découvert	18 622	18 622	–	15 450	15 450	–
Instruments financiers dérivés (note 9)	35 299	35 299	–	40 236	40 236	–
Obligations relatives aux titres mis en pension	56 949	56 949	–	38 216	38 216	–
Débentures subordonnées	10 482	10 143	(339)	7 381	6 923	(458)
Instruments de fonds propres	1 560	1 358	(202)	2 191	2 003	(188)
Autres passifs	29 382	29 382	–	26 546	26 546	–

Les fluctuations des taux d’intérêt et des écarts de taux constituent la principale cause des variations de la juste valeur des instruments financiers de la Banque, ce qui se traduit par un écart favorable ou défavorable par rapport à la valeur comptable. En ce qui a trait aux instruments financiers de la Banque qui sont inscrits au coût ou au coût amorti, la valeur comptable n’est pas ajustée en fonction des augmentations ou des diminutions de la juste valeur découlant des fluctuations du marché, y compris celles attribuables aux fluctuations des taux d’intérêt. La valeur comptable des titres de placement, des instruments dérivés et des instruments financiers détenus à des fins de transaction ou désignés comme étant à la juste valeur par le biais du résultat net est continuellement ajustée en fonction de la juste valeur.

Hiérarchie des justes valeurs

La Banque évalue les instruments comptabilisés à la juste valeur à l’aide de prix cotés sur des marchés, lorsque de tels prix sont disponibles. L’utilisation de prix cotés sur des marchés donne lieu à une évaluation de niveau 1. Lorsque de tels prix cotés ne sont pas disponibles, la Banque utilise autant que possible des données observables dans ses modèles d’évaluation. Lorsque toutes les données importantes sont observables, il s’agit alors d’une évaluation de niveau 2. Les évaluations qui nécessitent l’utilisation de nombreuses données non observables sont considérées comme étant de niveau 3.

Les tableaux qui suivent présentent la hiérarchie des justes valeurs des instruments comptabilisés à la juste valeur.

Au 31 octobre 2012 (en millions de dollars)	Niveau 1	Niveau 2	Niveau 3	Total
Actifs
Actifs détenus à des fins de transaction
Prêts	–	$12 857	$–	$12 857	$
Titres émis ou garantis par le gouvernement – Canada et États-Unis	23 364	–	–	23 364
Titres émis ou garantis par le gouvernement – Autres	4 974	6 257	–	11 231
Titres de sociétés et autres titres de créance	110	9 482	37	9 629
Fonds / fiducies de revenus et fonds de couverture	167	4 348	1 281	5 796
Titres de capitaux propres	24 477	87	55	24 619
	53 092	$33 031	$1 373	$87 496	$
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	–	165	32	197
Titres de placement1)
Titres émis ou garantis par le gouvernement – Canada et États-Unis	11 312	$561	$–	$11 873	$
Titres émis ou garantis par le gouvernement – Autres	2 958	8 117	270	11 345
Titres de sociétés et autres titres de créance	886	5 305	481	6 672
Titres hypothécaires	–	126	–	126
Titres de capitaux propres	1 938	146	1 071	3 155
	17 094	$14 255	$1 822	$33 171	$
Instruments financiers dérivés
Contrats de taux d’intérêt	–	$17 889	$5	$17 894	$
Contrats de change et sur l’or	38	8 824	98	8 960
Contrats sur actions	535	156	216	907
Dérivés de crédit	–	972	45	1 017
Autres	545	997	7	1 549
	1 118	$28 838	$371	$30 327	$
Passifs
Instruments financiers dérivés
Contrats de taux d’intérêt	–	$17 377	$9	$17 386	$
Contrats de change et sur l’or	43	8 178	–	8 221
Contrats sur actions	1 441	640	613	2 694
Dérivés de crédit	–	5 187	164	5 351
Autres	476	1 171	–	1 647
	1 960	$32 553	$786	$35 299	$
Obligations liées aux titres vendus à découvert	14 778	$3 844	$–	$18 622	$

1)	Exclusion faite de placements détenus jusqu’à l’échéance de 190 $.

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ÉTATS FINANCIERS CONSOLIDÉS

Au 31 octobre 2011 (en millions de dollars)	Niveau 1	Niveau 2	Niveau 3	Total
Actifs
Actifs détenus à des fins de transaction
Prêts	–	$13 607	$–	$13 607	$
Titres émis ou garantis par le gouvernement – Canada et États-Unis	16 559	–	–	16 559
Titres émis ou garantis par le gouvernement – Autres	2 563	6 481	–	9 044
Titres de sociétés et autres titres de créance	–	9 866	–	9 866
Fonds / fiducies de revenus et fonds de couverture	–	3 113	1 420	4 533
Titres de capitaux propres	22 106	–	84	22 190
	41 228	$33 067	$1 504	$75 799	$
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	–	342	33	375

Titres de placement1)
Titres émis ou garantis par le gouvernement – Canada et États-Unis	12 154	$764	$–	$12 918	$
Titres émis ou garantis par le gouvernement – Autres	324	5 710	305	6 339
Titres de sociétés et autres titres de créance	278	5 910	926	7 114
Titres hypothécaires	–	152	–	152
Titres de capitaux propres	2 174	153	1 093	3 420
	14 930	$12 689	$2 324	$29 943	$

Instruments financiers dérivés
Contrats de taux d’intérêt	14	$20 611	$–	$20 625	$
Contrats de change et sur l’or	85	12 505	102	12 692
Contrats sur actions	820	70	227	1 117
Dérivés de crédit	–	1 514	222	1 736
Autres	252	900	–	1 152
	1 171	$35 600	$551	$37 322	$

Passifs
Instruments financiers dérivés
Contrats de taux d’intérêt	8	$20 169	$–	$20 177	$
Contrats de change et sur l’or	107	11 796	–	11 903
Contrats sur actions	1 116	689	477	2 282
Dérivés de crédit	–	4 201	570	4 771
Autres	221	882	–	1 103
	1 452	$37 737	$1 047	$40 236	$
Obligations liées aux titres vendus à découvert	10 150	$5 300	$–	$15 450	$

1)	Exclusion faite de placements détenus jusqu’à l’échéance de 233 $.

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ÉTATS FINANCIERS CONSOLIDÉS

Ouverture au 1er novembre 2010 (en millions de dollars)	Niveau 1	Niveau 2	Niveau 3	Total
Actifs
Actifs détenus à des fins de transaction
Prêts	–	$11 427	$–	$11 427	$
Titres émis ou garantis par le gouvernement – Canada et États-Unis	21 293	–	–	21 293
Titres émis ou garantis par le gouvernement – Autres	4 519	4 710	–	9 229
Titres de sociétés et autres titres de créance	–	9 220	20	9 240
Fonds / fiducies de revenus et fonds de couverture	–	–	1 067	1 067
Titres de capitaux propres	21 158	–	–	21 158
	46 970	$25 357	$1 087	$73 414	$
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	–	784	39	823

Titres de placement1)
Titres émis ou garantis par le gouvernement – Canada et États-Unis	14 465	$–	$–	$14 465	$
Titres émis ou garantis par le gouvernement – Autres	–	4 449	500	4 949
Titres de sociétés et autres titres de créance	–	7 330	485	7 815
Titres hypothécaires	–	766	506	1 272
Titres de capitaux propres	1 939	104	567	2 610
	16 404	$12 649	$2 058	$31 111	$

Instruments financiers dérivés
Contrats de taux d’intérêt	5	$13 333	$–	$13 338	$
Contrats de change et sur l’or	89	10 378	95	10 562
Contrats sur actions	271	76	365	712
Dérivés de crédit	–	1 248	355	1 603
Autres	134	548	11	693
	499	$25 583	$826	$26 908	$

Passifs
Instruments financiers dérivés
Contrats de taux d’intérêt	3	$13 351	$25	$13 379	$
Contrats de change et sur l’or	106	11 717	–	11 823
Contrats sur actions	277	326	1 372	1 975
Dérivés de crédit	–	2 774	479	3 253
Autres	120	881	7	1 008
	506	$29 049	$1 883	$31 438	$
Obligations liées aux titres vendus à découvert	17 685	$3 832	$2	$21 519	$

1)	Exclusion faite de placements détenus jusqu’à l’échéance de 270 $.

Variations de la juste valeur des instruments de niveau 3

Les tableaux qui suivent résument les variations se rapportant aux instruments de niveau 3.

Pour l’exercice clos le 31 octobre 2012 (en millions de dollars)	Actifs détenus à des fins de transaction1)	Instruments financiers dérivés		Titres de placement
Solde au 31 octobre 2011	1 537	$(496	)$2)	2 324	$
Profits (pertes) inscrit(e)s dans le résultat net3)	96	336		149
Profits (pertes) inscrit(e)s dans les autres éléments du résultat global	–	–		(18)
Achats	277	(250)		372
Ventes et échéances	(258)	38		(1 021)
Transferts vers/depuis le niveau 3	(247)	(43)		16
Solde au 31 octobre 2012	1 405	$(415	)$2)	1 822	$

1)	Lest titres détenus à des fins de transaction comprennent un montant négligeable d’actifs financiers désignés comme étant à la juste valeur par le biais du résultat net.
2)	Représente un passif net.
3)	Les profits et les pertes se rapportant à des éléments de niveau 3 peuvent être compensés par des profits ou des pertes se rapportant à des couvertures connexes de niveaux 1 ou 2.

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Pour l’exercice clos le 31 octobre 2011 (en millions de dollars)	Actifs détenus à des fins de transaction1)	Instruments financiers dérivés2)		Titres de placement
Solde au 1er novembre 2010	1 126	$(1 057	) $	2 058	$
Profits (pertes) inscrit(e)s dans le résultat net3)	37	71		28
Profits (pertes) inscrit(e)s dans les autres éléments du résultat global	–	–		242
Achats et nouvelles transactions	564	495		127
Ventes et échéances	(209)	–		(250)
Transferts vers/depuis le niveau 3	–	–		119
Autres	19	(5)		–
Solde au 31 octobre 2011	1 537	$(496	) $	2 324	$

1)	Les variations des titres détenus à des fins de transaction de niveau 3 sont présentées déduction faite des variations des obligations relatives aux titres vendus à découvert.
2)	Représente un passif net.
3)	Les profits et les pertes se rapportant à des éléments de niveau 3 peuvent être compensés par des profits ou des pertes se rapportant à des couvertures connexes de niveaux 1 ou 2.

Analyse de sensibilité du niveau 3

La Banque exerce son jugement pour déterminer quelles données non observables sont utilisées pour calculer la juste valeur des instruments de niveau 3. Les titres disponibles à la vente de niveau 3 de la Banque comprennent certains titres de créance non liquides, titres de capitaux propres non cotés et placements de crédit structurés. Les données non observables utilisées pour évaluer ces titres sont principalement les corrélations de défauts, le rendement de certaines obligations ainsi que le moment et le montant des flux de trésorerie. Une analyse de sensibilité a été effectuée dans le but de déterminer le profit ou la perte éventuel, et les montants de différentes hypothèses ont été modifiés à cette fin (par exemple en faisant passer le rendement des obligations de +/- 2%). En ce qui a trait à ces titres, l’application de ces autres hypothèses raisonnablement possibles s’est traduite par un profit éventuel de 17 millions de dollars (18 millions de dollars en 2011) et une perte éventuelle de 41 millions de dollars (44 millions de dollars en 2011). La tranche de ce profit éventuel qui aurait été comptabilisée dans les autres éléments du résultat global s’établit à 10 millions de dollars (16 millions de dollars en 2011) et celle de la perte éventuelle, à 24 millions de dollars (40 millions de dollars en 2011). Les instruments dérivés, les titres détenus à des fins de transaction et les obligations relatives aux titres vendus à découvert de niveau 3 de la Banque contiennent des titres adossés à des créances avec flux groupés synthétiques non provisionnés, certains swaps de taux d’intérêt, des options sur titres de capitaux propres et des titres de capitaux propres qui ne sont pas négociés sur un marché actif. Les données non observables utilisées dans l’évaluation de ces instruments sont principalement les corrélations de défaut et la volatilité des options sur titres de capitaux propres. Une analyse de sensibilité a été effectuée à l’égard de ces évaluations et les montants de différentes hypothèses ont été modifiés à cette fin (par exemple en faisant passer la volatilité implicite de +/- 3%). En ce qui a trait aux titres détenus à des fins de transaction, aux instruments dérivés et aux obligations relatives aux titres vendus à découvert de la Banque, l’application de ces autres hypothèses raisonnablement possibles s’est traduite par un profit net éventuel de 69 millions de dollars (70 millions de dollars en 2011) et une perte nette éventuelle de 70 millions de dollars (71 millions de dollars en 2011).

Transferts importants

Des transferts importants peuvent survenir entre les niveaux de la hiérarchie des justes valeurs en raison de nouvelles informations ou d’informations supplémentaires visant les données servant à l’évaluation et le caractère observable de ces dernières. Au cours de l’exercice clos le 31 octobre 2012, les transferts importants suivants ont été effectués à partir des niveaux 1, 2 et 3 ou vers ceux-ci.

Au cours de l’exercice à l’étude, des titres détenus à des fins de transaction totalisant 247 millions de dollars ont été virés du niveau 3. Des titres totalisant 116 millions de dollars ont été virés au niveau 2 en raison d’informations nouvelles obtenues par l’intermédiaire d’un service de fixation de prix par consensus, lesquelles sont considérées comme une donnée d’entrée observable. Des titres totalisant 131 millions de dollars ont été virés au niveau 1 en raison d’une information nouvelle permettant de considérer les données d’entrée comme étant observables.

Des passifs dérivés totalisant 43 millions de dollars et des titres de placement totalisant 16 millions de dollars ont été virés du niveau 2 au niveau 3 du fait que, durant l’exercice, des données de marché ont cessé d’être observables.

Profit initial

La Banque ne comptabilise aucun profit initial au titre des instruments évalués au moyen de méthodes d’évaluation fondées sur des données d’entrées qui ne sont pas toutes observables sur le marché. Lorsque les données d’entrée deviennent observables au cours de la durée de vie des instruments ou que les instruments sont cédés (décomptabilisés), le profit est comptabilisé en résultat.

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Solde au début de l’exercice	13	$15	$
Profit différé ou perte différée sur les nouvelles transactions	1	3
Comptabilisation dans le compte de résultat durant la période	(5)	(3)
Instruments cédés	(1)	(2)
Solde à la clôture de l’exercice	8	$13	$

126    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

7	Actifs détenus à des fins de transaction

a)	Titres détenus à des fins de transaction

Le tableau qui suit présente une analyse de la valeur comptable des titres détenus à des fins de transaction :

							Aux		Ouverture au
(en millions de dollars)	Durée à courir jusqu’à l’échéance						31 octobre 2012	31 octobre 2011	1er novembre 2010
	Moins de trois mois	De trois à douze mois	De un an à cinq ans	De cinq à dix ans	Plus de dix ans	Sans échéance déterminée	Valeur comptable	Valeur comptable	Valeur comptable
Titres détenus à des fins de transaction
Titres de créance du gouvernement du Canada	624	$3 227	$5 513	$1 656	$2 515	$–	$13 535	$12 759	$16 186	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	931	289	1 274	621	1 518	–	4 633	4 228	4 487
Titres de créance du Trésor américain et d’autres administrations publiques américaines	18	372	7 740	1 346	692	–	10 168	3 492	5 065
Titres de créance d’administrations publiques étrangères	947	1 084	2 199	752	1 279	–	6 261	5 123	4 755
Actions ordinaires	–	–	–	–	–	30 417	30 417	26 724	22 267
Autres	513	970	5 787	1 928	427	–	9 625	9 866	9 227
Total	3 033	$5 942	$22 513	$6 303	$6 431	$30 417	$74 639	$62 192	$61 987	$
Total par monnaies (en dollars canadiens équivalents)
Dollar canadien	1 933	$3 771	$10 737	$3 079	$4 380	$24 750	$48 650	$46 059	$49 065	$
Dollar américain	39	1 009	9 418	2 488	831	2 769	16 554	7 823	7 158
Peso mexicain	264	325	687	260	49	141	1 726	2 935	2 553
Autres monnaies	797	837	1 671	476	1 171	2 757	7 709	5 375	3 211
Total des titres détenus à des fins de transaction	3 033	$5 942	$22 513	$6 303	$6 431	$30 417	$74 639	$62 192	$61 987	$

b)	Prêts détenus à des fins de transaction

Le tableau qui suit présente la répartition par secteurs géographiques des prêts détenus à des fins de transaction :

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010
Prêts détenus à des fins de transaction1), 2)
États-Unis3)	5 984	$5 832	$5 381	$
Europe4)	3 108	4 333	3 442
Asie-Pacifique4)	2 610	2 382	1 802
Canada4)	134	274	334
Autres4)	1 021	786	468
Total	12 857	$13 607	$11 427	$

1)	La répartition par secteurs géographiques des prêts détenus à des fins de transaction se fonde sur le lieu d’origine du risque ultime de l’actif sous-jacent.
2)	Prêts libellés en dollars américains.
3)

Comprend des prêts détenus à des fins de transaction servant de couverture à des swaps de crédit sur rendement total liés à des prêts s’établissant à 2 315 $ (3 035 $ au 31 octobre 2011; 3 112 $ au 1er novembre 2010), tandis que le reste a trait aux activités de transactions sur métaux précieux et aux activités de prêt à court terme.

4)	Ces prêts ont trait aux activités de transactions sur métaux précieux et aux activités de prêt à court terme.

8	Instruments financiers désignés comme étant à la juste valeur par le biais du résultat net

La Banque a choisi de désigner certains portefeuilles d’actifs et de passifs comme étant à la juste valeur par le biais du résultat net. Ces éléments sont inscrits à leur juste valeur et les variations de cette juste valeur sont comptabilisées dans le compte consolidé de résultat.

Ces portefeuilles comprennent :

–	certains titres de créance afin de réduire substantiellement la disparité de traitement en matière de comptabilisation entre les variations de la juste valeur de ces actifs et les variations de la juste valeur des dérivés connexes;
–	certains passifs au titre de billets de dépôt comportant des modalités de prorogation afin de réduire considérablement la disparité de traitement en matière de comptabilisation entre les variations de la juste valeur de ces passifs et les variations de la juste valeur des dérivés connexes.

Le tableau ci-dessous présente la juste valeur des actifs et des passifs désignés comme étant à la juste valeur par le biais du résultat net et les variations de la juste valeur.

	Juste valeur			Variations de la juste valeur1)
	Aux		Ouverture au	Pour les exercices clos les
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010	31 octobre 2012	31 octobre 2011
Titres de placement – créances	197	$375	$823	$–	$(13)	$
Passifs au titre de billets de dépôt2)	157	101	99	(6)	–

1)	Les montants des profits ou des pertes sont constatés sous « Autres revenus opérationnels – Autres ».
2)	Au 31 octobre 2012, la Banque était tenue aux termes de contrats de verser 149 $ aux détenteurs des billets à l’échéance (100 $ au 31 octobre 2011).

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Une analyse de la valeur comptable des instruments financiers désignés comme étant à la juste valeur par le biais du résultat net est présentée ci-après :

						Aux		Ouverture au
	Durée à courir jusqu’à l’échéance					31 octobre 2012	31 octobre 2011	1er novembre 2010
(en millions de dollars)	Moins de trois mois	De trois à douze mois	De un an à cinq ans	Plus de cinq ans	Sans échéance déterminée	Valeur comptable	Valeur comptable	Valeur comptable
Titres de placement
Titres de créance	–	$30	$135	$–	$–	$165	$342	$784	$
Autres	–	–	–	–	32	32	33	39
Total	–	$30	$135	$–	$32	$197	$375	$823	$

9	Instruments financiers dérivés

a)	Montants notionnels

Le tableau qui suit indique le total des montants notionnels des instruments dérivés non réglés par types et ventilés selon que la Banque les utilise à des fins de transaction ou les désigne dans des relations de couverture. Les montants notionnels de ces contrats représentent le volume d’instruments dérivés non réglés et non pas le profit ou la perte éventuel afférent au risque de marché ou au risque de crédit de ces instruments. Le montant notionnel représente le montant auquel un taux ou un prix est appliqué en vue de l’établissement des flux de trésorerie à échanger. Les dérivés de crédit classés dans la catégorie des autres contrats dérivés se composent principalement de swaps sur défaillance achetés ou vendus. Dans une moindre mesure, cette catégorie comprend également des swaps sur rendement total liés à des prêts et à des titres de créance. Les instruments dérivés liés aux métaux précieux autres que l’or et aux autres produits de base tels que l’énergie et les métaux communs sont classés sous « Autres contrats dérivés – autres ».

	2012			2011
Aux 31 octobre (en millions de dollars)	Transaction	Couverture	Total	Transaction	Couverture	Total
Contrats de taux d’intérêt
Cotés en bourse
Contrats à terme standardisés	134 252	$–	$134 252	$120 028	$–	$120 028	$
Options achetées	25 134	–	25 134	67 228	–	67 228
Options vendues	27 938	–	27 938	77 041	–	77 041
	187 324	–	187 324	264 297	–	264 297
De gré à gré
Contrats de garantie de taux	218 077	–	218 077	140 434	–	140 434
Swaps	1 592 361	68 257	1 660 618	1 421 270	54 845	1 476 115
Options achetées	7 626	–	7 626	12 775	–	12 775
Options vendues	7 565	–	7 565	8 171	–	8 171
	1 825 629	68 257	1 893 886	1 582 650	54 845	1 637 495
Total	2 012 953	$68 257	$2 081 210	$1 846 947	$54 845	$1 901 792	$
Contrats de change et sur l’or
Cotés en bourse
Contrats à terme standardisés	15 260	$–	$15 260	$16 590	$–	$16 590	$
Options achetées	589	–	589	1 999	–	1 999
Options vendues	789	–	789	2 188	–	2 188
	16 638	–	16 638	20 777	–	20 777
De gré à gré
Au comptant et à terme	281 937	18 256	300 193	270 423	5 873	276 296
Swaps	172 111	12 885	184 996	179 671	9 527	189 198
Options achetées	2 676	–	2 676	1 994	–	1 994
Options vendues	2 212	–	2 212	2 301	–	2 301
	458 936	31 141	490 077	454 389	15 400	469 789
Total	475 574	$31 141	$506 715	$475 166	$15 400	$490 566	$
Autres contrats dérivés
Capitaux propres de gré à gré	44 037	$–	$44 037	$34 608	$–	$34 608	$
Crédit de gré à gré	68 384	–	68 384	72 997	–	72 997
Autres	65 719	–	65 719	41 881	–	41 881
Total	178 140	$–	$178 140	$149 486	$–	$149 486	$
Total des montants notionnels des contrats en cours	2 666 667	$99 398	$2 766 065	$2 471 599	$70 245	$2 541 844	$

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b)	Durée à courir jusqu’à l’échéance

Le tableau qui suit présente un sommaire de la durée à courir jusqu’à l’échéance des montants notionnels des instruments financiers dérivés de la Banque par types :

Au 31 octobre 2012 (en millions de dollars)	Moins de un an	De un an à cinq ans	Plus de cinq ans	Total
Contrats de taux d’intérêt
Contrats à terme standardisés	79 807	$54 445	$–	$134 252	$
Contrats de garantie de taux	180 220	37 857	–	218 077
Swaps	539 768	801 444	319 406	1 660 618
Options achetées	28 495	3 504	761	32 760
Options vendues	29 250	5 139	1 114	35 503
	857 540	902 389	321 281	2 081 210
Contrats de change et sur l’or
Contrats à terme standardisés	10 497	4 763	–	15 260
Au comptant et à terme	268 892	30 419	882	300 193
Swaps	29 246	103 449	52 301	184 996
Options achetées	2 181	1 084	–	3 265
Options vendues	2 080	921	–	3 001
	312 896	140 636	53 183	506 715
Autres contrats dérivés
Capitaux propres	32 626	11 199	212	44 037
Crédit	16 351	49 224	2 809	68 384
Autres	36 562	28 097	1 060	65 719
	85 539	88 520	4 081	178 140
Total	1 255 975	$1 131 545	$378 545	$2 766 065	$

Au 31 octobre 2011 (en millions de dollars)	Moins de un an	De un an à cinq ans	Plus de cinq ans	Total
Contrats de taux d’intérêt
Contrats à terme standardisés	77 293	$42 735	$–	$120 028	$
Contrats de garantie de taux	119 120	21 314	–	140 434
Swaps	500 230	727 900	247 985	1 476 115
Options achetées	76 160	3 417	426	80 003
Options vendues	80 494	4 055	663	85 212
	853 297	799 421	249 074	1 901 792
Contrats de change et sur l’or
Contrats à terme standardisés	9 846	6 443	301	16 590
Au comptant et à terme	248 179	27 757	360	276 296
Swaps	43 884	96 754	48 560	189 198
Options achetées	2 419	1 574	–	3 993
Options vendues	3 273	1 216	–	4 489
	307 601	133 744	49 221	490 566
Autres contrats dérivés
Capitaux propres	24 124	10 232	252	34 608
Crédit	14 813	52 832	5 352	72 997
Autres	24 945	16 920	16	41 881
	63 882	79 984	5 620	149 486
Total	1 224 780	$1 013 149	$303 915	$2 541 844	$

c)	Risque de crédit

Tout comme les autres actifs financiers, les instruments dérivés sont exposés au risque de crédit, qui découle de la possibilité que les contreparties manquent à leurs obligations envers la Banque. Toutefois, bien que le risque de crédit relatif aux autres actifs financiers corresponde au montant du principal, déduction faite de toute provision pour pertes sur créances applicable, le risque de crédit associé aux instruments dérivés ne correspond normalement qu’à une faible fraction du montant notionnel de l’instrument dérivé.

De façon générale, les contrats dérivés exposent la Banque au risque de pertes sur créances si les variations des taux du marché influent négativement sur la position d’une contrepartie et si celle-ci manque à son engagement de paiement. En conséquence, le risque de crédit associé aux instruments dérivés correspond à la juste valeur positive de l’instrument.

Les instruments dérivés négociés de gré à gré présentent souvent un risque de crédit plus élevé que les instruments négociés sur un marché organisé. La variation nette de la valeur des contrats négociés en bourse est normalement réglée quotidiennement en trésorerie. Les détenteurs de ces contrats se tournent vers un marché organisé pour l’exécution de ces derniers.

La Banque s’efforce de limiter le risque de crédit en négociant avec des contreparties qu’elle considère comme solvables, et elle gère le risque de crédit associé aux instruments dérivés en appliquant le même processus de gestion du risque de crédit que pour les autres actifs financiers.

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La Banque recherche activement des moyens de réduire son exposition aux pertes sur créances associées aux instruments dérivés. À cette fin, elle conclut notamment des conventions-cadres de compensation avec les contreparties. Le risque de crédit associé aux contrats favorables faisant l’objet d’une convention-cadre de compensation n’est éliminé que dans la mesure où les contrats défavorables conclus avec la même contrepartie ne sont réglés qu’après la réalisation des contrats favorables.

Pour contrôler le risque de crédit lié aux produits dérivés, la Banque met en œuvre les mêmes mesures et processus de gestion du risque de crédit que ceux qui sont utilisés dans les activités de prêt aux fins de l’évaluation et de l’approbation du risque de crédit éventuel.

La Banque établit des plafonds pour chaque contrepartie, évalue le risque comme étant la juste valeur positive actuelle, majorée pour tenir compte du risque futur, et fait appel à des techniques d’atténuation du risque de crédit comme la compensation et le nantissement. Les contreparties de grande qualité représentaient une proportion considérable de l’exposition au risque de crédit découlant des transactions sur produits dérivés de la Banque au 31 octobre 2012.

Les instruments dérivés utilisés par la Banque comprennent les dérivés de crédit dans ses portefeuilles de placement et de prêts. La Banque accorde de la protection de crédit comme solution de rechange à la prise en charge d’un risque découlant d’une participation dans des actifs constitués d’obligations ou de prêts, tandis qu’elle obtient de la protection de crédit pour gérer ou atténuer les risques de crédit.

Le tableau qui suit présente un sommaire du risque de crédit de la Banque lié aux instruments dérivés de gré à gré. Le montant exposé au risque de crédit (« MERC ») représente le coût de remplacement estimatif, ou la juste valeur positive, pour tous les contrats, compte non tenu de l’incidence de toute convention-cadre de compensation ou garantie conclue. Le MERC ne reflète pas les pertes réelles ou prévues.

Le risque de crédit équivalent (« RCÉ ») est le MERC auquel on ajoute un montant au titre du risque de crédit éventuel. Ce montant est obtenu à partir d’une formule prescrite par le Surintendant dans sa ligne directrice sur la suffisance du capital. Le solde pondéré en fonction du risque est obtenu en multipliant le RCÉ par les exigences en matière de capital (« K »), celles-ci étant multipliées par 12,5 et établies en fonction de la probabilité de défaut (« PD »), de la perte en cas de défaut (« PCD »), de l’échéance et des facteurs de corrélation déterminés. Le poste « Autres » sous « Autres contrats dérivés » comprend les instruments dérivés liés aux métaux précieux autres que l’or et aux autres marchandises, notamment les dérivés sur l’énergie et les métaux communs.

	IFRS					PCGR du Canada
	Aux
	31 octobre 2012					31 octobre 20112)
(en millions de dollars)	Montant notionnel	Montant exposé au risque de crédit (MERC)1)	Risque de crédit équivalent (RCÉ)1)	Actifs pondérés en fonction du risque1)		Montant notionnel	Montant exposé au risque de crédit (MERC)1)	Risque de crédit équivalent (RCÉ)1)	Actifs pondérés en fonction du risque1)
Contrats de taux d’intérêt
Contrats à terme standardisés	134 252	$–	$–	$–	$	120 028	$–	$–	$–	$
Contrats de garantie de taux	218 077	–	144	25		140 434	7	52	10
Swaps	1 660 618	2 721	4 993	1 633		1 476 115	3 065	6 337	1 867
Options achetées	32 760	3	23	9		80 003	15	14	6
Options vendues	35 503	–	–	–		85 212	–	–	–
	2 081 210	2 724	5 160	1 667		1 901 792	3 087	6 403	1 883
Contrats de change et sur l’or
Contrats à terme standardisés	15 260	–	–	–		16 590	–	–	–
Au comptant et à terme	300 193	956	3 812	819		276 296	1 707	4 311	932
Swaps	184 996	1 421	4 268	1 077		189 198	2 017	5 163	1 256
Options achetées	3 265	26	60	15		3 993	102	30	11
Options vendues	3 001	–	–	–		4 489	–	–	–
	506 715	2 403	8 140	1 911		490 566	3 826	9 504	2 199
Autres contrats dérivés
Capitaux propres	44 037	445	1 750	515		34 608	1 012	2 525	454
Crédit	68 384	360	2 171	432		72 997	58	2 165	666
Autres	65 719	1 072	2 422	1 109		41 881	786	1 817	668
	178 140	1 877	6 343	2 056		149 486	1 856	6 507	1 788
Total des instruments dérivés	2 766 065	$7 004	$19 643	$5 634	$	2 541 844	$8 769	$22 414	$5 870	$

1)	Les montants présentés ne comprennent pas les garanties et les conventions-cadres de compensation par produit. Les montants liés aux conventions-cadres de compensation et aux garanties ont totalisé 23 323 $ (28 439 $ en 2011) pour le MERC et 32 656 $ (37 412 $ en 2011) pour le RCÉ.
2)	Les montants des périodes antérieures n’ont pas été retraités, puisqu’ils représentent les montants réellement déclarés aux fins réglementaires pour cette période.

d)	Juste valeur

La juste valeur des instruments dérivés cotés en bourse se fonde sur les cours du marché, tandis que la juste valeur des instruments dérivés de gré à gré est obtenue au moyen de modèles d’évaluation qui tiennent compte des prix en vigueur sur le marché, des prix contractuels des instruments sous-jacents ainsi que de la valeur temps et de la courbe des taux ou de la volatilité des positions sous-jacentes.

L’établissement de la juste valeur des instruments dérivés tient compte du risque de crédit et des coûts directs permanents sur la durée de vie des instruments.

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Le tableau qui suit indique la juste valeur des instruments dérivés par types, ventilés selon que la Banque les détient à des fins de transaction ou les désigne dans une relation de couverture.

Aux 31 octobre (en millions de dollars)	2012		2012		2011
	Juste valeur moyenne1)		Juste valeur à la clôture de l’exercice		Juste valeur à la clôture de l’exercice
	Favorable	Défavorable	Favorable	Défavorable	Favorable	Défavorable
À des fins de transaction
Contrats de taux d’intérêt
Contrats de garantie de taux	126	$90	$66	$50	$94	$48	$
Swaps	19 294	19 143	16 550	16 625	19 394	19 235
Options	131	133	85	125	139	122
	19 551	19 366	16 701	16 800	19 627	19 405
Contrats de change et sur l’or
Contrats à terme de gré à gré	4 247	4 228	3 432	3 056	5 620	5 655
Swaps	5 792	5 345	4 919	4 691	6 386	5 532
Options	98	130	77	83	164	210
	10 137	9 703	8 428	7 830	12 170	11 397
Autres contrats dérivés
Capitaux propres	1 200	2 662	981	2 715	1 133	2 282
Crédit	1 419	5 080	1 042	5 351	1 698	4 771
Autres	1 430	1 479	1 390	1 626	1 153	1 103
	4 049	9 221	3 413	9 692	3 984	8 156
Évaluation à la valeur de marché des instruments dérivés détenus à des fins de transaction	33 737	$38 290	$28 542	$34 322	$35 781	$38 958	$
Couverture
Contrats de taux d’intérêt
Swaps			1 191	$555	$1 008	$772	$
Contrats de change et sur l’or
Contrats à terme de gré à gré			177	180	26	98
Swaps			417	242	507	408
			594	422	533	506
Évaluation à la valeur de marché des instruments dérivés détenus à des fins de couverture			1 785	$977	$1 541	$1 278	$
Total des instruments dérivés avant compensation			30 327	$35 299	$37 322	$40 236	$
Moins : incidence des accords-cadres de compensation, des garanties et d’autres éléments2)			23 323	23 323	28 553	27 786
Total des instruments dérivés			7 004	$11 976	$8 769	$12 450	$

1)	La juste valeur moyenne de l’évaluation à la valeur de marché des instruments dérivés détenus à des fins de transaction s’est établie comme suit pour l’exercice clos le 31 octobre 2011 : favorable dans une mesure de 28 226 $ et défavorable dans une mesure de 32 179 $. Les montants de la juste valeur moyenne se fondent sur les soldes de fin de mois.
2)	Conformément à la réglementation.

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e)	Activités de couverture

Les activités de couverture de la Banque admissibles à la comptabilité de couverture sont les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures d’investissement net.

Inefficacité des relations de couverture

En raison de la partie inefficace des couvertures désignées, la Banque a inscrit les montants qui suivent sous « Autres revenus opérationnels – Autres » :

Pour les exercices clos les 31 octobre (en millions de dollars)	2012		2011
Couvertures de juste valeur
Profit inscrit (perte inscrite) sur les éléments couverts	(318	)$	(274	)$
Profit inscrit (perte inscrite) sur les dérivés de couverture	317		343
Inefficacité	(1	)$	69	$
Couvertures de flux de trésorerie
Inefficacité	7		$49	$
Couvertures d’investissement net
Inefficacité	–		–

Instruments de couverture

La valeur de marché est présentée par types de relations :

	Aux				Ouverture au
	31 octobre 2012		31 octobre 2011		1er novembre 2010
(en millions de dollars)	Favorable	Défavorable	Favorable	Défavorable	Favorable	Défavorable
Instruments dérivés désignés dans des relations de couverture de juste valeur1)	1 413	$486	$1 334	$546	$703	$551	$
Instruments dérivés désignés dans des relations de couverture de flux de trésorerie	221	367	186	703	126	825
Instruments dérivés désignés dans des relations de couverture d’investissement net1)	151	124	21	29	4	24
Total des instruments dérivés désignés dans des relations de couverture	1 785	$977	$1 541	$1 278	$833	$1 400	$

1)	Au 31 octobre 2012, la juste valeur des instruments non dérivés désignés dans des relations de couverture d’investissement net et de juste valeur s’établissait à 5 573 $ (5 646 $ en 2011). Ces instruments de couverture non dérivés sont présentés sous « Dépôts auprès d’autres banques » dans l’état consolidé de la situation financière.

Couvertures de flux de trésorerie

Les périodes au cours desquelles les flux de trésorerie visant des éléments couverts devraient se produire ainsi que leur incidence sur le compte consolidé de résultat sont les suivants :

Au 31 octobre 2012 (en millions de dollars)	Moins de un an	De un an à cinq ans		Plus de cinq ans
Entrées de trésorerie liées à des actifs	2 071	$410		$–	$
Sorties de trésorerie liées à des passifs	(1 365)	(3 791)		(92)
Flux de trésorerie nets	706	$(3 381	)$	(92	)$

Au 31 octobre 2011 (en millions de dollars)	Moins de un an	De un an à cinq ans		Plus de cinq ans
Entrées de trésorerie liées à des actifs	431	$158		$–	$
Sorties de trésorerie liées à des passifs	(2 803)	(2 117)		(19)
Flux de trésorerie nets	(2 372 )$	(1 959	)$	(19	)$

Les revenus découlant des flux de trésorerie d’intérêts sont comptabilisés au moyen de la méthode du taux d’intérêt effectif sur la durée de l’instrument sous-jacent. Les profits ou les pertes de change découlant des flux de trésorerie futurs tirés des éléments monétaires figurant à l’état de la situation financière sont comptabilisés au fur et à mesure. Les revenus prévus sont comptabilisés sur la période à laquelle ils se rapportent.

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10	Titres de placement

Les titres de placement comprennent des titres détenus jusqu’à leur échéance et des titres disponibles à la vente.

a)	Le tableau qui suit présente une analyse de la valeur comptable des titres de placement :

							Aux		Ouverture au
	Durée à courir jusqu’à l’échéance						31 octobre 2012	31 octobre 2011	1er novembre 2010
(en millions de dollars)	Moins de trois mois	De trois à douze mois	De un an à cinq ans	De cinq à dix ans	Plus de dix ans	Sans échéance déterminée	Valeur comptable	Valeur comptable	Valeur comptable
Disponibles à la vente
Titres de créance du gouvernement du Canada	7	$153	$5 846	$720	$6	$–	$6 732	$9 568	$11 817	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	70	140	3 074	7	8	–	3 299	2 319	1 131
Titres de créance du Trésor américain et d’autres administrations publiques américaines	345	377	3 197	–	8	–	3 927	683	1 240
Titres de créance d’administrations publiques étrangères	2 315	2 201	3 417	837	249	–	9 019	6 751	5 070
Obligations de pays désignés à marché naissant	–	–	54	9	134	–	197	271	312
Autres titres de créance	966	1 536	3 484	124	731	–	6 841	6 968	8 366
Actions privilégiées	–	–	–	–	–	415	415	419	470
Actions ordinaires	–	–	–	–	–	2 741	2 741	2 964	2 705
Total des titres disponibles à la vente	3 703	4 407	19 072	1 697	1 136	3 156	33 171	29 943	31 111
Détenus jusqu’à leur échéance
Titres de créance d’administrations publiques étrangères	–	76	99	7	8	–	190	233	270
	–	76	99	7	8	–	190	233	270
Total des titres de placement	3 703	$4 483	$19 171	$1 704	$1 144	$3 156	$33 361	$30 176	$31 381	$
Total par monnaies (en dollars canadiens équivalents)
Dollar canadien	90	$289	$8 188	$546	$21	$1 679	$10 813	$13 100	$14 299	$
Dollar américain	662	864	6 325	289	629	1 184	9 953	7 389	9 014
Peso mexicain	142	42	1 325	4	298	37	1 848	290	313
Autres monnaies	2 809	3 288	3 333	865	196	256	10 747	9 397	7 755
Total des titres de placement	3 703	$4 483	$19 171	$1 704	$1 144	$3 156	$33 361	$30 176	$31 381	$

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b)	Le tableau qui suit présente une analyse des profits et des pertes latents sur les titres disponibles à la vente :

Au 31 octobre 2012 (en millions de dollars)	Coût	Profits bruts latents	Pertes brutes latentes	Juste valeur
Titres de créance du gouvernement du Canada	6 606	$127	$1	$6 732	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	3 260	39	–	3 299
Titres de créance du Trésor américain et d’autres administrations publiques américaines	3 929	3	5	3 927
Titres de créance d’administrations publiques étrangères	8 850	194	25	9 019
Obligations de pays désignés à marché naissant	124	73	–	197
Autres titres de créance	6 607	307	73	6 841
Actions privilégiées	442	18	45	415
Actions ordinaires	2 260	551	70	2 741
Total des titres disponibles à la vente	32 078	$1 312	$219	$33 171	$

Au 31 octobre 2011 (en millions de dollars)	Coût	Profits bruts latents	Pertes brutes latentes	Juste valeur
Titres de créance du gouvernement du Canada	9 413	$160	$5	$9 568	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	2 285	38	4	2 319
Titres de créance du Trésor américain et d’autres administrations publiques américaines	685	–	2	683
Titres de créance d’administrations publiques étrangères	6 539	242	30	6 751
Obligations de pays désignés à marché naissant	163	108	–	271
Autres titres de créance	6 897	254	183	6 968
Actions privilégiées	453	19	53	419
Actions ordinaires	2 545	576	157	2 964
Total des titres disponibles à la vente	28 980	$1 397	$434	$29 943	$

Au 1er novembre 2010 (en millions de dollars)	Coût	Profits bruts latents	Pertes brutes latentes	Juste valeur
Titres de créance du gouvernement du Canada	11 635	$183	$1	$11 817	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	1 101	30	–	1 131
Titres de créance du Trésor américain et d’autres administrations publiques américaines	1 225	19	4	1 240
Titres de créance d’administrations publiques étrangères	4 834	276	40	5 070
Obligations de pays désignés à marché naissant	180	132	–	312
Autres titres de créance	8 223	290	147	8 366
Actions privilégiées	489	24	43	470
Actions ordinaires	2 249	585	129	2 705
Total des titres disponibles à la vente	29 936	$1 539	$364	$31 111	$

Le profit net latent sur les titres disponibles à la vente de 1 093 millions de dollars (profit de 963 millions de dollars en 2011; profit de 1 175 millions de dollars au 1er novembre 2010) a diminué pour s’établir à 891 millions de dollars (profit de 736 millions de dollars en 2011; profit de 955 millions de dollars au 1er novembre 2010), compte tenu de l’incidence des couvertures admissibles. Le profit net latent sur les titres disponibles à la vente est comptabilisé dans le cumul des autres éléments du résultat global.

c)	Le tableau qui suit présente une analyse des titres disponibles à la vente pour lesquels des pertes latentes existent de manière continue :

	Moins de douze mois			Douze mois ou plus			Total
Au 31 octobre 2012 (en millions de dollars)	Coût	Juste valeur	Pertes latentes	Coût	Juste valeur	Pertes latentes	Coût	Juste valeur	Pertes latentes
Titres de créance du gouvernement du Canada	54	$53	$1	$–	$–	$–	$54	$53	$1	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	29	29	–	–	–	–	29	29	–
Titres de créance du Trésor américain et d’autres administrations publiques américaines	2 207	2 205	2	48	45	3	2 255	2 250	5
Titres de créance d’administrations publiques étrangères	2 166	2 156	10	91	76	15	2 257	2 232	25
Obligations de pays désignés à marché naissant	–	–	–	–	–	–	–	–	–
Autres titres de créance	856	845	11	808	746	62	1 664	1 591	73
Actions privilégiées	8	7	1	403	359	44	411	366	45
Actions ordinaires	656	602	54	168	152	16	824	754	70
Total des titres disponibles à la vente	5 976	$5 897	$79	$1 518	$1 378	$140	$7 494	$7 275	$219	$

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	Moins de douze mois			Douze mois ou plus			Total
Au 31 octobre 2011 (en millions de dollars)	Coût	Juste valeur	Pertes latentes	Coût	Juste valeur	Pertes latentes	Coût	Juste valeur	Pertes latentes
Titres de créance du gouvernement du Canada	1 927	$1 922	$5	$–	$–	$–	$1 927	$1 922	$5	$
Titres de créance d’administrations publiques provinciales et municipales canadiennes	629	625	4	10	10	–	639	635	4
Titres de créance du Trésor américain et d’autres administrations publiques américaines	35	33	2	42	42	–	77	75	2
Titres de créance d’administrations publiques étrangères	2 616	2 599	17	42	29	13	2 658	2 628	30
Obligations de pays désignés à marché naissant	–	–	–	–	–	–	–	–	–
Autres titres de créance	1 933	1 872	61	1 076	954	122	3 009	2 826	183
Actions privilégiées	8	7	1	403	351	52	411	358	53
Actions ordinaires	661	549	112	280	235	45	941	784	157
Total des titres disponibles à la vente	7 809	$7 607	$202	$1 853	$1 621	$232	$9 662	$9 228	$434	$

Au 31 octobre 2012, le coût des titres disponibles à la vente de 689 $ (694 $ en 2011) excédait de 219 millions de dollars leur juste valeur (434 millions de dollars en 2011). Cette perte latente est comptabilisée dans le cumul des autres éléments du résultat global, dans les profits (pertes) latent(e)s sur les titres disponibles à la vente. Sur les titres de placement d’un montant de 689 $ (694 $ en 2011), des titres d’une valeur de 203 $ (162 $ en 2011) affichaient une perte latente de manière continue depuis plus de un an, ce qui se traduisait par une perte latente de 140 millions de dollars (232 millions de dollars en 2011). La diminution des pertes latentes sur les titres de créance est principalement attribuable à l’amélioration des écarts de taux. En ce qui a trait aux instruments de capitaux propres, l’amélioration des marchés financiers est venue réduire la perte latente.

Les titres de placement sont considérés comme ayant subi une perte de valeur seulement s’il existe une indication objective qu’un ou plusieurs événements générateurs de pertes se sont produits et ont eu une incidence sur les flux de trésorerie futurs estimés, compte tenu de la garantie disponible.

En règle générale, les garanties ne sont pas fournies directement par les émetteurs des titres de créance. Cependant, certains titres de créance peuvent être garantis par des actifs déterminés pouvant être obtenus en cas de défaillance.

Les titres de placement font l’objet d’un test de dépréciation chaque date de clôture, ou plus fréquemment si des événements ou des changements de situation révèlent l’existence d’indications objectives de dépréciation.

d)	Profit net sur les titres de placement

Le tableau qui suit présente une analyse du profit net sur les titres de placement :

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Profits ou pertes réalisés, montant net	281	$384	$
Pertes de valeur1)	96	99
Profit sur les titres de placement, montant net	185	$285	$

1)	Les pertes de valeur proviennent des titres de capitaux propres à hauteur de 74 $ (43 $ en 2011) et d’autres titres de créance à hauteur de 22 $ (56 $ en 2011).

11	Prêts

a)	Prêts en cours par secteurs géographiques1)

Les prêts de la Banque, déduction faite des revenus non gagnés et du compte de correction de valeur pour pertes sur créances à l’égard des prêts, s’établissaient comme suit :

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010
Canada
Prêts hypothécaires à l’habitation	157 024	$145 461	$136 388	$
Prêts personnels et sur cartes de crédit	53 158	50 747	49 657
Prêts aux entreprises et aux administrations publiques	42 055	36 275	35 115
	252 237	232 483	221 160
États-Unis
Prêts personnels	1 619	2 807	4 847
Prêts aux entreprises et aux administrations publiques	21 085	15 495	13 282
	22 704	18 302	18 129
Mexique
Prêts hypothécaires à l’habitation	3 771	3 412	3 686
Prêts personnels et sur cartes de crédit	1 884	1 744	1 987
Prêts aux entreprises et aux administrations publiques	5 636	5 602	4 725
	11 291	10 758	10 398
Pérou
Prêts hypothécaires à l’habitation	1 195	930	747
Prêts personnels et sur cartes de crédit	3 434	2 636	1 905
Prêts aux entreprises et aux administrations publiques	5 518	4 544	3 595
	10 147	8 110	6 247
Autres pays
Prêts hypothécaires à l’habitation	13 640	11 882	11 503
Prêts personnels et sur cartes de crédit	8 182	5 383	5 135
Prêts aux entreprises et aux administrations publiques	49 534	43 344	38 094
	71 356	60 609	54 732
Déduire : compte de correction de valeur pour pertes sur créances	2 969	2 689	2 630
Total2)	364 766	$327 573	$308 036	$

1)	La répartition par secteurs géographiques des actifs se fonde sur le lieu d’origine du risque ultime des actifs sous-jacents.
2)

Les prêts libellés en dollars américains totalisaient 71 021 $ (63 650 $ au 31 octobre 2011; 57 136 $ au 1er novembre 2010), les prêts libellés en pesos mexicains se chiffraient à 8 566 $ (8 299 $ au 31 octobre 2011; 8 554 $ au 1er novembre 2010) et les prêts libellés dans d’autres monnaies s’élevaient à 39 201 $ (28 710 $ au 31 octobre 2011; 26 076 $ au 1er novembre 2010).

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b)	Prêts et acceptations par catégories d’emprunteurs1)

	Aux				Ouverture au
	31 octobre 2012		31 octobre 2011		1er novembre 2010
(en millions de dollars)	Solde	% du total	Solde	% du total	Solde		% du total
Particuliers
Prêts hypothécaires à l’habitation	175 630	$46,7%	161 685	$47,8%	152 324		$47,9%
Prêts sur cartes de crédit	12 541	3,3	11 026	3,3	10 949		3,4
Prêts personnels	55 736	14,8	52 291	15,5	52 582		16,5
	243 907	$64,8%	225 002	$66,6%	215 855		$67,8%
Entreprises et administrations publiques
Services financiers	27 030	7,2	20 699	6,1	17 751		5,6
Commerce de gros et de détail	12 685	3,4	10 705	3,2	9 701		3,1
Immobilier	11 442	3,0	10 345	3,1	10 189		3,2
Pétrole et gaz	11 789	3,1	9 611	2,8	8 841		2,8
Transport	8 005	2,1	7 304	2,2	6 553		2,1
Automobile	6 708	1,8	5 365	1,6	4 825		1,5
Agriculture	5 706	1,5	5 198	1,5	4 313		1,4
Administrations publiques	3 567	1,0	4 213	1,2	3 958		1,2
Hôtels et loisirs	3 518	0,9	3 439	1,0	3 764		1,2
Exploitation minière et métaux de première fusion	5 733	1,5	6 284	1,9	5 113		1,6
Services publics	5 697	1,5	4 908	1,5	4 635		1,5
Soins de santé	3 731	1,0	3 797	1,1	3 391		1,1
Télécommunications et câble	4 238	1,1	3 789	1,1	3 096		1,0
Médias	1 323	0,4	1 374	0,4	1 492		0,5
Produits chimiques	1 344	0,4	1 535	0,5	1 092		0,3
Aliments et boissons	2 563	0,7	2 674	0,8	2 560		0,8
Produits forestiers	1 338	0,4	1 055	0,3	1 040		0,3
Autres	15 882	4,2	10 653	3,1	9 624		3,0
	132 299	$35,2%	112 948	$33,4%	101 938		$32,2%
	376 206	$100%	337 950	$100%	317 793		$100%
Compte de correction de valeur collectif	(2 420)		(2 138)		(2 141)
Compte correction de valeur collectif au titre des prêts garantis par la FDIC	(88)		(67)		–
Total des prêts et acceptations	373 698 $		335 745 $		315 652	$

1)	Chaque catégorie de prêts est présentée déduction faite du compte de correction de valeur évalué individuellement.

c)	Prêts en souffrance autres que les prêts douteux1)

Un prêt est considéré comme en souffrance lorsque la contrepartie n’a pas effectué un paiement à la date d’échéance contractuelle. Le tableau qui suit présente la valeur comptable des prêts en souffrance qui ne sont pas classés dans les prêts douteux parce qu’ils sont en souffrance depuis moins de 90 jours ou qu’ils sont entièrement garantis et que les mesures de recouvrement devraient raisonnablement permettre d’obtenir leur remboursement ou faire en sorte que le prêt cesse d’être considéré comme douteux selon la politique de la Banque.

	Aux								Ouverture au
	31 octobre 20122)				31 octobre 20112)				1er novembre 20102)
(en millions de dollars)	De 31 à 60 jours	De 61 à 90 jours	91 jours et plus	Total	De 31 à 60 jours	De 61 à 90 jours	91 jours et plus	Total	De 31 à 60 jours	De 61 à 90 jours	91 jours et plus	Total
Prêts hypothécaires à l’habitation	1 232	$424	$184	$1 840	$1 363	$488	$191	$2 042	$1 403	$466	$202	$2 071	$
Prêts personnels et sur cartes de crédit	451	219	47	717	377	187	55	619	398	207	58	663
Prêts aux entreprises et aux administrations publiques	220	95	199	514	226	242	393	861	513	208	389	1 110
Total	1 903	$738	$430	$3 071	$1 966	$917	$639	$3 522	$2 314	$881	$649	$3 844	$

1)	Les prêts en souffrance depuis 30 jours ou moins ne sont pas présentés dans cette analyse, étant donné qu’ils ne sont pas considérés comme en souffrance sur le plan administratif.
2)	Compte non tenu des prêts garantis par la Federal Deposit Insurance Corporation (la « FDIC ») liés à l’acquisition de R-G Premier Bank of Puerto Rico.

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12	Titrisation

Programmesde la Société canadienne d’hypothèque et de logement (« SCHL »)

La Banque titrise des prêts hypothécaires à l’habitation entièrement assurés en créant des titres hypothécaires (des « TH ») aux termes du Programme de TH de la Loi nationale sur l’habitation (le « Programme de TH LNH ») cautionné par la Société canadienne d’hypothèque et de logement (la « SCHL »). Les TH créés aux termes de ce programme sont vendus à la Fiducie du Canada pour l’habitation (la « FCH »), organisme gouvernemental, dans le cadre du Programme des Obligations hypothécaires du Canada (« OHC »). La FCH émet des titres en faveur de tiers investisseurs. La Banque a déjà vendu des TH directement à la SCHL dans le cadre du Programme d’achat de prêts hypothécaires assurés (le « PAPHA »).

La vente de prêts hypothécaires dans le cadre des programmes susmentionnés ne satisfait pas aux exigences de décomptabilisation, la Banque conservant le risque de remboursement par anticipation et le risque de taux d’intérêt associés à ces prêts, lesquels risques constituent la quasi-totalité des risques et des avantages liés aux actifs transférés.

Les prêts hypothécaires transférés demeurent pris en compte sous « Prêts hypothécaires à l’habitation » dans l’état consolidé de la situation financière. Le produit en trésorerie tiré du transfert est traité comme un emprunt garanti et est comptabilisé sous « Dépôts » dans l’état consolidé de la situation financière.

La valeur comptable des actifs transférés qui ne sont pas admissibles la décomptabilisation et des passifs connexes est présentée ci-après.

	Aux				Ouverture au
(en millions de dollars)	31 octobre 20122)		31 octobre 2011		1er novembre 2010
Actifs
Valeur comptable des prêts hypothécaires à l’habitation	16 253	$	17 156	$	14 035	$
Autres actifs associés1)	9 223		7 846		9 346
Passifs
Valeur comptable des passifs connexes	25 706		25 334		23 659

1)	Ces montants comprennent les actifs de placement autorisés par la FCH acquis aux termes du compte de réinvestissement du principal que la Banque doit maintenir afin de pouvoir participer aux programmes.
2)	La juste valeur des actifs transférés s’établissait à 25 737 $ et la juste valeur des passifs connexes, à 26 042 $, ce qui correspond à une position nette de (305) $.

13	Prêts douteux et compte de correction de valeur pour pertes sur créances

a)	Prêts douteux1)

	Aux					Ouverture au
	31 octobre 20122)				31 octobre 20112)	1er novembre 20102)
(en millions de dollars)	Prêts douteux, montant brut1)	Compte de correction de valeur pour pertes sur créances		Montant net	Montant net	Montant net
Prêts aux entreprises et aux administrations publiques	1 420	$461	3)$	959	$695	$971	$
Prêts hypothécaires à l’habitation	1 301	341	4)	960	1 098	1 230
Prêts personnels et sur cartes de crédit	861	807	4)	54	164	90
Total	3 582	$1 609		$1 973	$1 957	$2 291	$
Par secteurs géographiques
Canada				479	$483	$552	$
États-Unis				118	–	90
Autres pays				1 376	1 474	1 649
Total				1 973	$1 957	$2 291	$

1)	Les revenus d’intérêts comptabilisés à l’égard des prêts douteux au cours de l’exercice clos le 31 octobre 2012 ont totalisé 24 $ (30 $ au 31 octobre 2011).
2)	Compte non tenu des prêts garantis par la Federal Deposit Insurance Corporation (la « FDIC ») liés à l’acquisition de R-G Premier Bank of Puerto Rico.
3)	Le compte de correction de valeur pour pertes sur créances en ce qui a trait aux prêts aux entreprises et aux administrations publiques est évalué individuellement.
4)	Le compte de correction de valeur pour pertes sur créances en ce qui a trait aux prêts hypothécaires à l’habitation et aux prêts personnels et sur cartes de crédit est évalué sur une base collective.

Pour les exercices clos les 31 octobre 2012 et 2011, la Banque aurait comptabilisé des revenus d’intérêts supplémentaires de 261 millions de dollars et de 253 millions de dollars, respectivement, au titre des prêts douteux si ceux-ci avaient été classés dans les prêts productifs.

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b)	Compte de correction de valeur pour pertes sur créances

	Aux								Ouverture au
	31 octobre 2012							31 octobre 2011	1er novembre 2010
(en millions de dollars)	Solde au début de l’exercice	Radiations1)	Recouvrements	Dotation au compte de correction de valeur pour pertes sur créances	Autres, y compris les différences de conversion		Solde à la clôture de l’exercice	Solde à la clôture de l’exercice	Solde à la clôture de l’exercice
Individuel	484	$(200)$	80	$149	$(52	)$	461	$484	$489	$
Collectif	2 138	(1 098)	291	1 086	3		2 420	2 138	2 141
Total avant les prêts garantis par la FDIC3)	2 622	(1 298)	371	1 235	(49)		2 881	2 622	2 630
Prêts garantis par la FDIC	67	–	4	17	–		88	67	–
	2 689	$(1 298)	$375	$1 252	$(49)		$2 969	$2 689	$2 630	$

Représenté par :
Compte de correction de valeur à l’égard des prêts douteux							1 609	$1 398	$1 377	$
Compte de correction de valeur à l’égard des prêts productifs2)							1 272	1 224	1 253
Total avant les prêts garantis par la FDIC							2 881	2 622	2 630
Prêts garantis par la FDIC							88	67	–
							2 969	$2 689	$2 630	$

1)	Les prêts restructurés durant l’exercice se sont établis à 25 $ (28 $ en 2011). Il n’y a eu aucune radiation de prêts restructurés durant l’exercice (39 $ en 2011).
2)

Le compte de correction de valeur à l’égard des prêts productifs est attribuable aux prêts aux entreprises et aux administrations publiques de (965) $ (981 $ au 31 octobre 2011; 1 105 $ au 1er novembre 2010), la tranche restante étant répartie entre les prêts personnels et sur cartes de crédit de (121) $ (187 $ au 31 octobre 2011; 95 $ au 1er novembre 2010) et les prêts hypothécaires à l’habitation de (186) $ (56 $ au 31 octobre 2011; 53 $ au 1er novembre 2010).

3)	Il s’agit du montant brut du compte de correction de valeur pour pertes sur créances, puisque le montant à recevoir de la FDIC est inscrit distinctement dans les autres actifs.

c)	Total des prêts garantis par la FDIC

	Aux
(en millions de dollars)	31 octobre 2012	31 octobre 2011
R-G Premier Bank
Encours du principal	3 284	$4 012	$
Ajustements à la juste valeur	(648)	(1 034)
Valeur comptable nette	2 636	2 978
Compte de correction de valeur pour pertes sur créances	(88)	(67)
	2 548	$2 911	$

Les prêts acquis dans le cadre de l’acquisition de R-G Premier Bank of Puerto Rico sont couverts par des ententes de partage des pertes conclues avec la FDIC. Aux termes de ces ententes, la FDIC garantit 80 % des pertes sur prêts. La dotation au compte de correction de valeur pour pertes sur créances liée à ces prêts est présentée dans le compte consolidé de résultat déduction faite du montant qui devrait être remboursé par la FDIC. Le compte de correction de valeur pour pertes sur créances est présenté selon le montant brut à l’état consolidé de la situation financière. Au 31 octobre 2012, la valeur comptable des prêts garantis par la FDIC s’établissait à 2,5 milliards de dollars (2,9 milliards de dollars au 31 octobre 2011) et le montant net à recevoir de la FDIC s’élevait à 534 millions de dollars (775 millions de dollars au 31 octobre 2011), et il était pris en compte sous « Autres actifs » dans l’état consolidé de la situation financière.

14	Entités ad hoc

a)	Entités ad hoc consolidées

Le tableau suivant présente de l’information sur les entités ad hoc consolidées par la Banque :

	Aux				Ouverture au
	31 octobre 2012		31 octobre 2011		1er novembre 2010
(en millions de dollars)	Total des actifs		Total des actifs		Total des actifs
Fonds multicédants américain géré par la Banque	5 959		$3 310		$2 841	$
Structures de financement de la Banque	25 038		18 776		16 547
Autres	242		225		350
Total	31 239	$1)	22 311	$1)	19 738	$1)

1)

Comprend des instruments émis par d’autres entités de la Banque de 24,2 milliards de dollars (18,9 milliards de dollars en 2011; 16,7 milliards de dollars au 1er novembre 2010) qui sont compensés lors de la consolidation.

138    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

Fonds multicédants américain

Le fonds multicédants parrainé par la Banque aux États-Unis achète des actifs financiers de première qualité auprès de tiers (les « vendeurs) au moyen de fonds obtenus par l’émission de papier commercial adossé à des actifs bénéficiant d’une cote élevée. Les vendeurs continuent de gérer les actifs et de fournir des rehaussements de crédit au titre de leur tranche des programmes au moyen de protections par surnantissement et de réserves de trésorerie.

Chacun des actifs achetés par le fonds multicédants est financé par une facilité de trésorerie qui lui est propre, fournie par la Banque sous la forme d’une convention d’achat d’actifs liquides (une « CAAL »). L’objet premier de la facilité de trésorerie de sûreté consiste à fournir une source de financement de rechange dans l’éventualité où le fonds multicédants se trouverait dans l’incapacité d’émettre du papier commercial sur le marché. L’agent administratif peut exiger de la Banque, en sa qualité de fournisseur de trésorerie, qu’elle s’exécute conformément aux CAAL applicables, auquel cas la Banque est tenue d’acheter une participation dans les actifs connexes détenus par le fonds multicédants. La Banque n’est pas tenue de s’exécuter conformément aux CAAL si le fonds multicédants lui-même devient insolvable.

Les conventions de liquidités que la Banque a conclues avec le fonds multicédants exigent de celle-ci qu’elle finance la valeur nominale intégrale de l’ensemble des actifs, y compris les actifs en souffrance, s’il en est, du fonds multicédants. Cette facilité sert à éponger les pertes relatives aux actifs en souffrance, s’il en est, qui sont en sus des pertes assumées par les rehaussements de crédit propres à des actifs particuliers et à certains autres billets émis par le fonds multicédants. En outre, la Banque fournit au fonds multicédants un rehaussement de crédit pour l’ensemble du programme et détient les billets subordonnés émis par celui-ci.

L’exposition de la Banque liée au fonds multicédants américain aux termes de la CAAL, y compris l’obligation d’acheter des actifs en souffrance, de même que le rehaussement de crédit pour l’ensemble du programme fourni par la Banque et le placement de la Banque dans les billets subordonnés du fonds multicédants, obligent la Banque à éponger les pertes découlant du fonds multicédants américain qui pourraient être importantes au regard de celui-ci, ce qui, de concert avec sa capacité de diriger les activités du fonds multicédants, fait en sorte que la Banque consolide le fonds multicédants américain.

La majorité des actifs du fonds multicédants sont inclus sous « Prêts aux entreprises et aux administrations publiques » dans l’état consolidé de la situation financière de la Banque.

Structures de financement de la Banque

La Banque a recours à des structures de financement pour faciliter le financement économique de ses propres activités, y compris l’émission d’obligations couvertes, d’instruments de fonds propres et de certaines débentures subordonnées. Ces structures de financement comprennent la Fiducie Scotia Covered Bond Trust, la Fiducie de Capital Banque Scotia, la Fiducie de catégorie 1 (Tier 1) Banque Scotia et la Fiducie de billets secondaires Banque Scotia.

Les activités de ces entités ad hoc se limitent généralement à la détention de groupes d’actifs ou de créances générés par la Banque, ou d’un dépôt auprès de la Banque, et à l’utilisation des fonds pour financer des distributions à leurs investisseurs. Ces entités ad hoc sont consolidées, la Banque ayant le pouvoir décisionnel et la capacité d’obtenir la majorité des avantages des fiducies.

Les notes 21, 22 et 23, respectivement, présentent le détail des émissions et des rachats d’obligations couvertes, de débentures subordonnées et d’instruments de fonds propres par les structures de financement consolidées de la Banque.

Autres

Les actifs des autres entités ad hoc consolidées sont composés de titres, de dépôts auprès d’autres banques et d’autres actifs visant à répondre aux besoins de la Banque et à ceux de ses clients.

b)	Entités ad hoc non consolidées

Le tableau qui suit présente des renseignements sur les autres entités ad hoc dans lesquelles la Banque détient une participation importante, mais sur lesquelles elle n’exerce pas le contrôle et que, par conséquent, elle ne consolide pas. En règle générale, il y a participation importante si la Banque est exposée à 10 % ou plus du risque de perte maximal de l’entité ad hoc non consolidée.

	Aux				Ouverture au
	31 octobre 2012		31 octobre 2011		1er novembre 2010
(en millions de dollars)	Total des actifs	Risque de perte maximal	Total des actifs	Risque de perte maximal	Total des actifs	Risque de perte maximal
Fonds multicédants canadiens gérés par la Banque	2 638	$2 638	$1 697	$1 697	$945	$945	$
Entités de financement structuré	3 544	1 826	4 617	3 023	7 090	5 240
Autres	815	144	946	122	369	97
Total	6 997	$4 608	$7 260	$4 842	$8 404	$6 282	$

Le risque de perte maximal de la Banque représente le montant notionnel des garanties, des facilités de trésorerie et des autres mécanismes de soutien au crédit offerts à l’entité ad hoc, le montant exposé au risque de crédit de certains contrats dérivés conclus avec les entités et le montant investi lorsque la Banque détient une participation dans l’entité ad hoc. La Banque a inscrit un montant de 2,0 milliards de dollars (3,1 milliards de dollars en 2011; 5,3 milliards de dollars au 1er novembre 2010) à son état consolidé de la situation financière au 31 octobre 2012 au titre du risque de perte maximal total, montant qui correspond essentiellement à sa participation dans les entités ad hoc.

Fonds multicédants canadiens gérés par la Banque

La Banque parraine deux fonds multicédants canadiens. Les fonds multicédants achètent des actifs auprès de tiers (les « vendeurs) au moyen de fonds obtenus par l’émission de papier commercial adossé à des actifs.

Les vendeurs continuent de gérer les actifs et de fournir des rehaussements de crédit au titre de leur tranche des programmes au moyen de protections par surnantissement et de réserves de trésorerie. La Banque ne détient aucun droit sur ces actifs, étant donné qu’ils sont disponibles pour couvrir les obligations des programmes respectifs, mais elle gère, contre rémunération, les programmes de vente de papier commercial. Pour assurer le remboursement du papier commercial en temps opportun, chaque groupe d’actifs financé par les fonds multicédants est assorti d’une convention d’achat d’actifs liquides (une « CAAL ») qui lui est propre, conclue avec la Banque. Aux termes de la CAAL, la Banque, en sa qualité de fournisseur de trésorerie, est tenue d’acheter les actifs qui ne sont pas en souffrance, lesquels sont transférés par le fonds multicédants au coût initialement payé par celui-ci, comme l’indique le tableau ci-dessus. Aux termes des conventions de liquidités, la Banque n’est pas tenue d’acheter les

Banque Scotia – Rapport annuel  2012      139

ÉTATS FINANCIERS CONSOLIDÉS

actifs en souffrance. De plus, la Banque n’a fourni aucun rehaussement de crédit pour l’ensemble du programme au titre de ces fonds multicédants. La Banque fournit des facilités de trésorerie supplémentaires à ces fonds multicédants jusqu’à concurrence de 0,8 milliard de dollars (0,7 milliard de dollars en 2011; 0,4 milliard de dollars au 1er novembre 2010) en fonction de leurs acquisitions futures d’actifs.

Aux termes des IFRS, l’exposition de la Banque au fonds multicédants canadien ne l’oblige pas à absorber les pertes ou à recevoir les avantages qui pourraient potentiellement être importants au regard de ces fonds; par conséquent, elle ne consolide pas les deux fonds multicédants canadiens.

Entités de financement structuré

La Banque détient une participation dans des entités ad hoc qui aident les sociétés clientes à obtenir du financement économique au moyen de leurs structures de titrisation.

Autres

Cette catégorie comprend des placements dans des fonds sous gestion, des entités détentrices de titres adossés à des créances avec flux groupés et d’autres entités ad hoc. Le risque de perte maximal de la Banque inclut son placement net dans ces fonds.

15	Immobilisations corporelles

(en millions de dollars)	Terrains	Immeubles	Matériel	Améliorations locatives	Total
Coût
Solde au 1er novembre 2010	314	$1 905	$3 008	$1 043	$6 270	$
Acquisitions	8	246	111	55	420
Entrées	17	64	118	37	236
Sorties	(7)	(146)	(62)	(38)	(253)
Différences de conversion et autres	(1)	(16)	13	10	6
Solde au 31 octobre 2011	331	$2 053	$3 188	$1 107	$6 679	$
Acquisitions	21	238	93	10	362
Entrées	2	158	289	56	505
Sorties2)	(56)	(792)	(253)	(94)	(1 195)
Différences de conversion et autres	2	(10)	(1)	(1)	(10)
Solde au 31 octobre 2012	300	$1 647	$3 316	$1 078	$6 341	$
Cumul de l’amortissement
Solde au 1er novembre 2010	–	$760	$2 459	$653	$3 872	$
Amortissement	–	62	159	53	274
Sorties	–	(10)	(23)	(8)	(41)
Différences de conversion et autres	–	32	30	8	70
Solde au 31 octobre 2011	–	$844	$2 625	$706	$4 175	$
Amortissement	–	43	180	58	281
Sorties2)	–	(207)	(79)	(80)	(366)
Différences de conversion et autres	–	5	(9)	(5)	(9)
Solde au 31 octobre 2012	–	$685	$2 717	$679	$4 081	$
Valeur comptable nette
Solde au 31 octobre 2011	331	$1 209	$563	$401	$2 504	$1)
Solde au 31 octobre 2012	300	$962	$599	$399	$2 260	$1)

1)	Comprend des immeubles de placement de 33 $ (252 $ en 2011).
2)	Durant l’exercice, la Banque a vendu certains biens immobiliers, ce qui a donné lieu à une diminution de 295 $ des terrains, des immeubles et du matériel et de 219 $ des immeubles de placement, et elle a comptabilisé un profit après impôt de 708 $.

140    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

16	Participations dans des sociétés associées

Participations importantes dans des sociétés associées

Le tableau qui suit présente les participations importantes de la Banque dans des sociétés associées :

	Aux						Ouverture au
			31 octobre 2012			31 octobre 2011	1er novembre 2010
(en millions de dollars)	Pays de constitution	Nature des activités	Pourcentage de participation	Date des états financiers1)	Valeur comptable	Valeur comptable	Valeur comptable
Sociétés associées
CI Financial Corp.2)	Canada	Gestion de patrimoine	36,9%	30 septembre 2012	2 511 $	2 468 $	2 411 $
Thanachart Bank Public Company Limited	Thaïlande	Services bancaires	49,0%	30 septembre 2012	1 570	1 430	1 367
Maduro & Curiel’s Bank N.V.	Curaçao	Services bancaires	48,2%	30 septembre 2012	168	152	138
Bank of Xi’an Co. Ltd.	Chine	Services bancaires	18,1%3)	30 septembre 2012	227	95	72
Patrimoine Dundee inc.4)	Canada	Gestion de patrimoine	s.o.	s.o.	s.o.	s.o.	372

1)	Reflète la date des plus récents états financiers ayant été publiés, lorsqu’ils sont disponibles, des états financiers dressés par la direction de la société associée ou d’autres informations publiées afin d’estimer les variations au chapitre de la participation de la Banque depuis les plus récents états financiers publiés.
2)

D’après le cours des actions de CI Financial Corp. à la Bourse de Toronto au 31 octobre 2012, la participation de la Banque s’établissait à 2 442 $ (2 092 $ au 31 octobre 2011; 2 237 $ au 1er novembre 2010).

3)	La Banque a la capacité d’exercer une influence notable grâce à sa représentation au conseil d’administration. En 2012, la Banque a haussé sa participation dans Bank of Xi’an Co. Ltd. en acquérant une participation supplémentaire de 3,3 % pour environ 100 $.
4)

Le 1er novembre 2010, la Banque exerçait une influence notable sur Patrimoine Dundee grâce à sa participation de 19%, laquelle était comptabilisée selon la méthode de la mise en équivalence. D’après le cours des actions de Patrimoine Dundee à la Bourse de Toronto au 1er novembre 2010, la participation de la Banque s’établissait à 477 $. Au deuxième trimestre de 2011, la Banque a conclu l’acquisition de la totalité des actions ordinaires émises et en circulation de Patrimoine Dundee.

s.o.	– sans objet étant donné que le contrôle de Patrimoine Dundee a été acquis le 1er février 2011.

Le tableau qui suit présente le sommaire de l’information financière des principales sociétés associées de la Banque :

	Au 30 septembre 2012 et pour la période de douze mois close à cette date1)
(en millions de dollars)	Revenus	Bénéfice net	Total des actifs	Total des passifs
CI Financial Corp.	1 418	$345	$3 107	$1 452	$
Thanachart Bank Public Company Limited	1 472	232	30 815	28 205
Maduro & Curiel’s Bank N.V.	260	77	3 377	3 012
Bank of Xi’an Co. Ltd.	478	212	15 197	14 203

	Au 30 septembre 2011 et pour la période de douze mois close à cette date1)
(en millions de dollars)	Revenus	Bénéfice net	Total des actifs	Total des passifs
CI Financial Corp.	1 482	$377	$3 180	$1 524	$
Thanachart Bank Public Company Limited	1 547	277	28 466	26 095
Maduro & Curiel’s Bank N.V.	253	73	3 336	2 998
Bank of Xi’an Co. Ltd.	377	161	12 521	11 724

1)	Reflète les plus récents états financiers disponibles.

17	Goodwill et autres immobilisations incorporelles

Goodwill

Le tableau qui suit présente les variations de la valeur comptable du goodwill par unités génératrices de trésorerie (« UGT ») ou par groupe d’UGT :

(en millions de dollars)	Réseau canadien	Gestion de patrimoine mondiale		Marchés des capitaux mondiaux	Services bancaires aux sociétés et Services bancaires d’investissement mondiaux	Amérique latine		Antilles/ Amérique centrale	Pacifique	Total
Ouverture au 1er novembre 2010	334	$774		$17	$103	$1 171		$665	$–	$3 064	$
Acquisitions	–	1 232	1)	–	–	86		–	–	1 318
Différences de conversion et autres	–	(5)		(1)	6	(22)		(9)	–	(31)
Solde au 31 octobre 2011	334	$2 001		$16	$109	$1 235		$656	$–	$4 351	$
Acquisitions	2	–		71	–	819	2)	–	–	892
Différences de conversion et autres	(17)	14		–	–	9		(10)	–	(4)
Solde au 31 octobre 2012	319	$2 015		$87	$109	$2 063		$646	$–	$5 239	$

1)

La variation des montants inscrits au 31 octobre 2011 par rapport à ceux inscrits au 1er novembre 2010 est principalement attribuable à l’acquisition de Patrimoine Dundee inc. Il y a lieu de se reporter à la note 40 pour obtenir de plus amples renseignements.

2)	La variation par rapport aux montants inscrits au 31 octobre 2011 est principalement attribuable à l’acquisition de Banco Colpatria. Il y a lieu de se reporter à la note 40 pour obtenir de plus amples renseignements.

Banque Scotia – Rapport annuel  2012      141

ÉTATS FINANCIERS CONSOLIDÉS

Test de dépréciation du goodwill

Le goodwill acquis dans le cadre de regroupements d’entreprises est attribué aux UGT ou aux groupes d’UGT qui devraient bénéficier des synergies de l’acquisition en cause. Le goodwill fait l’objet d’un test de dépréciation annuellement, ou plus fréquemment si des événements ou des circonstances peuvent donner lieu à une baisse de la valeur recouvrable de l’UGT ou du groupe d’UGT en deçà de sa valeur comptable.

La valeur comptable tient également compte du montant du goodwill et des immobilisations incorporelles non amorties attribué à une UGT ou à un groupe d’UGT. La valeur recouvrable correspond à la juste valeur diminuée des coûts de la vente ou à la valeur d’utilité si celle-ci est plus élevée. La valeur recouvrable est évaluée en fonction de la juste valeur diminuée des coûts de la vente par application de ratios cours/bénéfice au bénéfice net normalisé des quatre trimestres les plus récents. Des ratios cours/bénéfice de

7 à 14 sont appliqués au bénéfice net normalisé, le résultat obtenu étant majoré au besoin d’une prime de contrôle fondée sur la moyenne pondérée sur cinq ans des primes à l’acquisition versées pour des entreprises comparables. Les coûts de la vente sont portés en diminution de la juste valeur de chaque UGT ou groupe d’UGT, et la valeur recouvrable ainsi obtenue est ensuite comparée à la valeur comptable appropriée.

La juste valeur diminuée des coûts de la vente d’une UGT ou d’un groupe d’UGT est sensible aux variations des ratios cours/bénéfice et de la prime de contrôle. La direction est d’avis que des variations négatives raisonnables des principales hypothèses utilisées pour établir la valeur recouvrable de l’UGT ou du groupe d’UGT ne donneraient pas lieu à une dépréciation.

Le goodwill a été soumis à un test de dépréciation annuel en date du 31 juillet 2012, du 31 juillet 2011 et du 1er novembre 2010, et aucune perte de valeur n’a été relevée.

Immobilisations incorporelles

Les immobilisations incorporelles sont composées d’actifs à durée d’utilité indéterminée et d’actifs à durée d’utilité déterminée. Les actifs à durée d’utilité indéterminée sont principalement composés de contrats de gestion de fonds. Les contrats de gestion de fonds visent la gestion de fonds à capital variable. Les actifs à durée d’utilité déterminée sont composés d’actifs comme des logiciels, des relations clients et des dépôts de base.

	Durée déterminée		Durée indéterminée
(en millions de dollars)	Logiciels	Autres immobilisations incorporelles	Contrats de gestion de fonds1)	Autres immobilisations incorporelles	Total
Coût
Solde au 1er novembre 2010	448	$651	$–	$–	$1 099	$
Acquisitions	1	213	2 325	65	2 604
Entrées	210	22	–	–	232
Sorties	(1)	(1)	–	–	(2)
Différences de conversion et autres	(5)	2	–	–	(3)
Solde au 31 octobre 2011	653	$887	$2 325	$65	$3 930	$
Acquisitions	–	4	–	2	6
Entrées	263	90	–	–	353
Sorties	(3)	(2)	–	–	(5)
Différences de conversion et autres	1	(2)	–	–	(1)
Solde au 31 octobre 2012	914	$977	$2 325	$67	$4 283	$
Cumul de l’amortissement
Solde au 1er novembre 2010	91	$411	$–	$–	$502	$
Amortissement2)	64	75	–	–	139
Sorties	–	–	–	–	–
Différences de conversion et autres	(1)	2	–	–	1
Solde au 31 octobre 2011	154	$488	$–	$–	$642	$
Amortissement2)	82	87	–	–	169
Sorties	(1)	–	–	–	(1)
Différences de conversion et autres	–	20	–	–	20
Solde au 31 octobre 2012	235	$595	$–	$–	$830	$
Valeur comptable nette
Au 31 octobre 2011	499	$399	$2 325	$65	$3 288	$
Au 31 octobre 2012	679	$382	$2 325	$67	$3 453	$

1)	Les contrats de gestion de fonds sont attribuables à Patrimoine Dundee inc.
2)	Il n’y a eu aucune radiation, perte de valeur ou reprise de perte de valeur pour les périodes présentées.

Test de dépréciation des immobilisations incorporelles

Les immobilisations incorporelles à durée d’utilité indéterminée ne sont pas amorties. Elles sont plutôt soumises à un test de dépréciation annuellement, ou plus fréquemment si des événements ou des changements de situation indiquent que l’immobilisation pourrait avoir subi une dépréciation. Dans le cadre du test de dépréciation, la valeur comptable de l’immobilisation incorporelle à durée d’utilité indéterminée est comparée à sa valeur recouvrable. La valeur recouvrable des contrats de gestion de fonds est calculée en fonction de la valeur d’utilité, au moyen de la méthode des bénéfices excédentaires multipériodes. Cette méthode utilise les projections de flux de trésorerie figurant aux budgets financiers qu’a approuvés la direction, lesquelles sont fondées sur des hypothèses clés liées à l’appréciation du marché, aux ventes nettes de fonds et aux marges opérationnelles, compte tenu de l’expérience passée et des attentes du marché. Les prévisions de flux de trésorerie portent sur une période de cinq ans, un taux de croissance final de 3,5% étant appliqué par la suite. Ces flux de trésorerie ont été actualisés au taux de 12%.

Au 31 octobre 2012, aucune dépréciation des immobilisations incorporelles à durée d’utilité indéterminée n’a été relevée.

142    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

18	Autres actifs

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010
Intérêts courus	1 703	$1 567	$1 519	$
Débiteurs	1 748	2 036	1 569
Actifs d’impôt exigible	488	49	120
Actifs des régimes de retraite (note 31)	330	170	135
Montants à recevoir de courtiers et de clients	1 523	763	292
Montants à recevoir de la Federal Deposit Insurance Corporation	534	775	852
Autres	4 346	3 802	2 987
Total	10 672	$9 162	$7 474	$

19	Contrats de location

a)	La Banque en tant que bailleur

Créances au titre des contrats de location-financement

La Banque propose du financement adossé à des actifs et elle travaille de concert avec un large éventail d’entreprises dans les secteurs de la technologie, de l’équipement industriel et du commerce afin d’offrir des programmes de financement sur mesure aux fabricants, aux négociants et aux distributeurs de biens.

Les créances au titre des contrats de location-financement sont incluses dans les prêts. L’investissement net de la Banque dans les créances au titre des contrats de location-financement s’établissait comme suit :

Au 31 octobre 2012 (en millions de dollars)	Investissement brut dans les créances au titre des contrats de location-financement	Revenus financiers futurs	Valeur actuelle des paiements minimaux à recevoir au titre de la location
Moins de un an	1 120	$142	$978	$
Plus de un an, mais au plus cinq ans	2 536	213	2 323
Plus de cinq ans	466	49	417
Total	4 122	$404	$3 718	$

Au 31 octobre 2011 (en millions de dollars)	Investissement brut dans les créances au titre des contrats de location-financement	Revenus financiers futurs	Valeur actuelle des paiements minimaux à recevoir au titre de la location
Moins de un an	1 221	$155	$1 066	$
Plus de un an, mais au plus cinq ans	2 531	251	2 280
Plus de cinq ans	371	37	334
Total	4 123	$443	$3 680	$

Ouverture au 1er novembre 2010 (en millions de dollars)	Investissement brut dans les créances au titre des contrats de location-financement	Revenus financiers futurs	Valeur actuelle des paiements minimaux à recevoir au titre de la location
Moins de un an	802	$102	$700	$
Plus de un an, mais au plus cinq ans	2 258	275	1 983
Plus de cinq ans	799	126	673
Total	3 859	$503	$3 356	$

Au 31 octobre 2012, une valeur résiduelle non garantie de 25 millions de dollars (28 millions de dollars en 2011; 37 millions de dollars au 1er novembre 2010) était comptabilisée, et le cumul du compte de correction de valeur pour paiements minimaux à recevoir au titre de la location irrécouvrables s’établissait à 19 millions de dollars (26 millions de dollars en 2011; 19 millions de dollars au 1er novembre 2010).

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b)	La Banque en tant que preneur

Engagements au titre des contrats de location simple

La Banque loue divers bureaux, succursales et autres locaux aux termes de contrats de location simple non résiliables. La durée, les révisions de prix et les droits de renouvellement varient selon le contrat de location. Il n’y a aucun loyer conditionnel à payer. La Banque loue également du matériel aux termes de contrats de location non résiliables. Le montant des paiements minimaux futurs au titre des contrats de location simple non résiliables dans le cadre desquels la Banque est le preneur s’établit comme suit :

Aux 31 octobre (en millions de dollars)	2012	2011
Moins de un an	283	$234	$
Plus de un an, mais au plus cinq ans	755	639
Plus de cinq ans	507	325
Total	1 545	$1 198	$

Le montant total des paiements minimaux futurs à recevoir au titre des contrats de sous-location non résiliables à la date de clôture s’établissait à 3 millions de dollars (1 million de dollars en 2011).

Les frais de location d’immeubles, comptabilisés sous « Locaux et technologie » dans le compte consolidé de résultat, se sont élevés à 321 millions de dollars (276 millions de dollars en 2011).

20	Dépôts

	Aux						Ouverture au
	31 octobre 2012					31 octobre 2011	1er novembre 2010
	Payables à vue		Payables sur préavis	Payables à une date déterminée	Total
(en millions de dollars)	Portant intérêt	Ne portant pas intérêt
Particuliers	4 796	$3 671	$58 310	$71 274	$138 051	$133 025	$128 850	$
Entreprises et administrations publiques	46 165	14 994	18 804	215 625	295 588	266 965	233 349
Banques	1 645	467	858	27 000	29 970	21 345	22 113
Total	52 606	$19 132	$77 972	$313 899	$463 609	$421 335	$384 312	$
Composition :
Canada					308 085	$276 006	$262 942	$
États-Unis					68 708	77 753	52 299
Mexique					9 046	8 513	9 206
Pérou					8 064	7 326	6 424
Chili					5 597	4 845	4 350
Colombie					5 698	55	–
Royaume-Uni					15 561	12 252	11 606
Autres pays					42 850	34 585	37 485
Total1)					463 609	$421 335	$384 312	$

1)

Les dépôts libellés en dollars américains totalisaient 175 464 $ (154 726 $ au 31 octobre 2011; 125 773 $ au 1er novembre 2010), les dépôts libellés en pesos mexicains s’élevaient à 8 251 $ (7 818 $ au 31 octobre 2011; 8 389 $ au 1er novembre 2010) et les dépôts libellés dans d’autres monnaies se chiffraient à 40 858 $ (30 768 $ au 31 octobre 2011; 31 386 $ au 1er novembre 2010).

Se reporter à la note 39b) pour connaître la structure par échéances contractuelles des dépôts, où les échéances à moins de trois mois, de trois à six mois, de six à douze mois, de un an à cinq ans et à plus de cinq ans sont présentées.

21	Programme d’obligations couvertes

Aux termes de son programme d’obligations couvertes à l’échelle mondiale, la Banque émet des titres de créance garantis par la Fiducie Scotia Covered Bond Trust (la « fiducie SCB »), entité ad hoc consolidée, en faveur d’investisseurs. Dans le cadre du programme, la fiducie SCB achète des prêts hypothécaires à l’habitation garantis par la SCHL auprès de la Banque, au moyen de financement fourni par cette dernière.

Au 31 octobre 2012, des obligations couvertes de 15,8 milliards de dollars (8,0 milliards de dollars au 31 octobre 2011; 5,1 milliards de dollars au

1er novembre 2010) étaient en circulation, ce montant étant comptabilisé sous « Dépôts d’entreprises et d’administrations publiques » à l’état consolidé de la situation financière. Les obligations couvertes en circulation de la Banque sont libellées en dollars américains et en dollars australiens.

Au 31 octobre 2012, la valeur des actifs donnés en nantissement au titre des obligations couvertes s’élevait à 17,1 milliards de dollars (11,2 milliards de dollars au 31 octobre 2011; 7,3 milliards de dollars au 1er novembre 2010).

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ÉTATS FINANCIERS CONSOLIDÉS

22	Débentures subordonnées

Ces débentures, qui représentent des obligations directes non garanties de la Banque, sont subordonnées aux droits des déposants et autres créanciers de la Banque.

Au besoin, la Banque conclut des swaps de taux d’intérêt et de devises pour couvrir les risques connexes.

			Aux			Ouverture au
(en millions de dollars)			31 octobre 2012		31 octobre 2011	1er novembre 2010
Échéance	Taux d’intérêt (%)	Modalités1)	Valeur nominale	Valeur comptable2)	Valeur comptable2)	Valeur comptable2)
Septembre 2013	8,30	Remboursables en tout temps.	250	$250	$251	$251	$
Novembre 20173)	5,25	Remboursables en tout temps. Après le 1er novembre 2012, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 1,00%.	1 000	1 000	1 000	1 000
Janvier 2018	5,30	Remboursables en tout temps. Après le 31 janvier 2013, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 1,90%.	300	300	300	300
Mars 2018	4,99	Remboursables en tout temps. Après le 27 mars 2013, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 2%.	1 700	1 704	1 713	1 722
Octobre 2018	6,00	Remboursables en tout temps. Après le 3 octobre 2013, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 3,25%.	950	950	950	950
Avril 2019	4,94	Remboursables en tout temps. Après le 15 avril 2014, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 4,24%.	1 000	1 000	1 000	1 000
Janvier 2021	6,65	Remboursables en tout temps. Après le 22 janvier 2016, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 5,85%.	1 000	1 000	1 000	1 000
Août 2022	2,898	Remboursable à compter du 3 août 2017. Après cette date, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 1,255%.	1 500	1 500	–	–
Octobre 2024	3,036	Remboursable à compter du 18 octobre 2017. Après le 18 octobre 2019, l’intérêt sera payable à un taux annuel égal au taux des acceptations bancaires de 90 jours majoré de 1,14%.	1 750	1 751	–	–
Juin 2025	8,90	Remboursables en tout temps.	250	267	268	270
Novembre 2037	3,015	10 milliards de yens japonais. Remboursables le 20 novembre 2017.	125	134	134	134
Avril 2038	3,37	10 milliards de yens japonais. Remboursables le 9 avril 2018.	125	135	136	137
Août 20854)	Variable	152 millions de dollars américains portant intérêt à un taux variable égal au taux offert sur les dépôts de six mois en eurodollars majoré de 0,125%. Remboursables à toute date de paiement d’intérêt.	152	152	171	175
			10 102	$10 143	$6 923	$6 939	$

Les échéances contractuelles des débentures sont résumées à la note 39b).

1)	Conformément aux dispositions de la ligne directrice du Surintendant sur la suffisance des capitaux propres, tous les remboursements sont assujettis à l’approbation des autorités de réglementation et aux modalités du prospectus concerné.
2)	Il est possible que la valeur comptable des débentures subordonnées soit différente de leur valeur nominale en raison des ajustements relatifs à la comptabilité de couverture.
3)	Il s’agit de billets secondaires – série A émis par la Fiducie de billets secondaires Banque Scotia, entité ad hoc consolidée.
4)	Les rachats ont totalisé quelque 20 $ américains pour l’exercice 2012 (néant en 2011).

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23	Instruments de fonds propres

Selon l’évaluation réalisée, les instruments de fonds propres de la Banque constituent soit des instruments de passif, soit des instruments de capitaux propres, ou soit des instruments composés contenant à la fois une composante passif et une composante capitaux propres. Les instruments de fonds propres assortis de certaines modalités de paiement qui ne créent pas une obligation inévitable de livrer de la trésorerie sont classés, en totalité ou en partie, dans les « Participations ne donnant pas le contrôle – Détenteurs d’instruments de fonds propres – composante capitaux propres ». Les instruments de fonds propres de la Banque sont émis par des entités ad hoc consolidées et sont admissibles à titre de capital de catégorie 1 aux fins de la réglementation aux termes de l’accord de Bâle II.

	Aux					Ouverture au
(en millions de dollars)		31 octobre 2012		31 octobre 2011		1er novembre 2010
Titres fiduciaires	Valeur nominale	Passif	Capitaux propres1)	Passif	Capitaux propres1)	Passif	Capitaux propres1)
Titres fiduciaires émis par la Fiducie de capital Scotia
– Série 2000-1a)	500	$–	$–	$–	$–	$494	$–	$
Titres fiduciaires émis par la Fiducie de capital Banque Scotia
– Série 2002-1b)	750	–	–	696	46	653	89
– Série 2003-1c), f), g)	750	708	34	657	85	618	124
– Série 2006-1d), f), g)	750	–	743	–	743	–	743
Titres fiduciaires émis par la Fiducie de catégorie 1 (Tier 1) Banque Scotia
– Série 2009-1e), f), g)	650	650	–	650	–	650	–
Total		1 358	$777	$2 003	$874	$2 415	$956	$

1)	Déduction faite des distributions à payer comprises dans les autres passifs.

a)	Le 31 décembre 2010, la Fiducie de capital Scotia a racheté la totalité des titres fiduciaires de la Banque Scotia de série 2000-1 émis et en circulation d’un montant de 500 millions de dollars.
b)	Le 30 juin 2012, la Fiducie de Capital Banque Scotia a racheté la totalité des titres fiduciaires de la Banque Scotia de série 2002-1 (« TFB Scotia ») émis et en circulation. Une fraction négligeable de ces titres ont été convertis en actions privilégiées de série W et rachetés par la Banque le 29 juillet 2012. Le rachat des TFB Scotia a entraîné une perte de 17 millions de dollars inscrite sous « Autres revenus opérationnels – Autres » et attribuée en totalité aux « Participations ne donnant pas le contrôle – Détenteurs d’instruments de fonds propres – composante capitaux propres ».
c)	Le 13 février 2003, la Fiducie de Capital Banque Scotia a émis 750 000 titres fiduciaires de la Banque Scotia de série 2003-1 (« TFB Scotia II de série 2003-1 »). Les TFB Scotia II de série 2003-1 donnent droit à une distribution semestrielle en trésorerie fixe et non cumulative de 31,41 $ par titre. Sous réserve de l’approbation des autorités de réglementation, ces titres peuvent être rachetés en totalité ou en partie moyennant un paiement en trésorerie, au gré de la Fiducie de Capital Banque Scotia. Les titres pourront être échangés en tout temps, au gré du porteur, contre des actions privilégiées de série U à dividende non cumulatif de la Banque. Les actions de série U donneront droit à un dividende semestriel en trésorerie de 0,50 $ par tranche d’action de 25,00 $. Dans certaines circonstances décrites au paragraphe f) ci-dessous, les TFB Scotia II de série 2003-1 seraient échangés d’office sans le consentement de leurs porteurs contre des actions privilégiées de série V à dividende non cumulatif de la Banque. Les actions de série V donneront droit à un dividende semestriel en trésorerie non cumulatif de 0,61250 $ par tranche d’action de 25,00 $ (se reporter aux passages des notes 26 et 27 portant sur les restrictions sur le paiement de dividendes). Dans certaines circonstances, à compter du 31 décembre 2013, les actions privilégiées de série U à dividende non cumulatif ainsi que les actions privilégiées de série V à dividende non cumulatif peuvent être échangées, au gré du porteur, contre un nombre variable d’actions ordinaires de la Banque, calculé selon une moyenne du cours des actions ordinaires de la Banque, sous réserve de l’approbation des autorités de réglementation et de certains droits prioritaires de la Banque. Si les TFB Scotia II de série 2003-1 sont échangés d’office contre des actions privilégiées de série V de la Banque, cette dernière deviendra le seul bénéficiaire de la Fiducie.
d)	Le 28 septembre 2006, la Fiducie de Capital Banque Scotia a émis 750 000 titres fiduciaires de la Banque Scotia de série 2006-1 (« TFB Scotia II de série 2006-1 »). Les TFB Scotia II de série 2006-1 donnent droit à une distribution semestrielle en trésorerie fixe et non cumulative de 28,25 $ par titre. Sous réserve de l’approbation des autorités de
réglementation, ces titres peuvent être rachetés en totalité ou en partie moyennant un paiement en trésorerie avant le 30 décembre 2011 si certains changements sont apportés à l’impôt ou au capital réglementaire ou à compter du 30 décembre 2011, au gré de la Fiducie de Capital Banque Scotia. Les titres pourront être échangés en tout temps, au gré du porteur, contre des actions privilégiées de série S à dividende non cumulatif de la Banque. Les actions de série S donneront droit à un dividende semestriel en trésorerie de 0,4875 $ par tranche d’action de 25,00 $ (se reporter aux passages des notes 26 et 27 portant sur les restrictions sur le paiement de dividendes). Dans certaines circonstances décrites au paragraphe f) ci-dessous, les TFB Scotia II de série 2006-1 seraient échangés d’office sans le consentement de leurs porteurs contre des actions privilégiées de série T à dividende non cumulatif de la Banque. Les actions de série T donneront droit à un dividende semestriel en trésorerie non cumulatif de 0,625 $ par tranche d’action de 25,00 $. Si les TFB Scotia II de série 2006-1 sont échangés d’office contre des actions privilégiées de série T de la Banque, cette dernière deviendra le seul bénéficiaire de la Fiducie.
e)	Le 7 mai 2009, la Fiducie de catégorie 1 (Tier 1) Banque Scotia a émis 650 000 titres de catégorie 1 (Tier 1) Banque Scotia de série 2009-1 (« TFB Scotia III de série 2009-1 »). Ces titres font partie du capital de catégorie 1. Les intérêts sont payables semestriellement le dernier jour de juin et de décembre jusqu’au 30 juin 2019 et s’élèvent à 39,01 $ par TFB Scotia III de série 2009-1. Après le 30 juin 2019 et chaque cinquième anniversaire par la suite jusqu’au 30 juin 2104, le taux d’intérêt sur les TFB Scotia III de série 2009-1 sera rajusté à un taux d’intérêt annuel correspondant au rendement des obligations du Canada sur cinq ans à ce moment, majoré de 7,05%. À compter du 30 juin 2014, sous réserve de l’approbation des autorités de réglementation, les TFB Scotia III de série 2009-1 pourront être rachetés en totalité ou en partie. Dans les circonstances décrites au paragraphe f) ci-dessous, les TFB Scotia III de série 2009-1, y compris l’intérêt couru et impayé sur ceux-ci, seraient échangés d’office sans le consentement de leurs porteurs contre des actions privilégiées de série R à dividende non cumulatif nouvellement émises de la Banque. En outre, dans certaines circonstances, les porteurs de TFB Scotia III de série 2009-1 pourraient être tenus d’investir l’intérêt payé sur ceux-ci dans une nouvelle série d’actions privilégiées à dividende non cumulatif émises par la Banque (chacune de ces séries est désignée par la Banque sous le nom « actions privilégiées dans un cas de report »). Si les TFB Scotia III de série 2009-1 sont échangés d’office contre des actions privilégiées, la Banque deviendra le seul bénéficiaire de la Fiducie.
f)

Les TFB Scotia II de série 2003-1, les TFB Scotia II de série 2006-1 et les TFB Scotia III de série 2009-1 peuvent être échangés d’office, sans le consentement de leurs porteurs, contre des actions privilégiées à dividende non cumulatif de la Banque lorsque : i) des procédures sont

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ÉTATS FINANCIERS CONSOLIDÉS

entamées en vue de la liquidation de la Banque; ii) le Surintendant prend le contrôle de la Banque ou de ses actifs; iii) le ratio du capital de catégorie 1 de la Banque est inférieur à 5 % ou le ratio du capital total est inférieur à 8%; ou iv) le Surintendant ordonne à la Banque d’augmenter son capital ou de fournir des liquidités supplémentaires, et la Banque choisit de procéder à cet échange automatique ou la Banque ne se conforme pas à cette ordonnance.
g)	Aucune distribution en trésorerie ne sera versée sur les TFB Scotia II de série 2003-1, les TFB Scotia II de série 2006-1 et les TFB Scotia III de série 2009-1 si la Banque ne déclare pas de dividendes réguliers sur ses actions privilégiées ou, si aucune action privilégiée n’est en circulation, sur ses actions ordinaires. Dans un tel cas, le montant net des fonds distribuables de la Fiducie sera payable à la Banque à titre de détenteur de la participation résiduelle dans la Fiducie. Si la Fiducie ne verse pas en totalité les distributions semestrielles sur les TFB Scotia II de série 2003-1, les TFB Scotia II de série 2006-1 et les TFB Scotia III de série 2009-1, la Banque ne déclarera aucun dividende sur ses actions privilégiées ou ses actions ordinaires pour une période donnée (se reporter aux passages des notes 26 et 27 portant sur les restrictions sur le paiement de dividendes).

24	Autres passifs

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	1er novembre 2010
Intérêts courus	2 035	$1 977	$2 096	$
Créditeurs et charges à payer	6 050	5 990	5 165
Passifs d’impôt exigible	887	370	509
Passifs d’impôt différé (note 30)	538	478	444
Certificats et lingots d’or et d’argent	3 617	3 931	5 153
Comptes sur marge et en garantie	3 469	4 149	3 360
Montants à payer à des courtiers et à des clients	766	245	58
Provisions pour risques de crédit au titre d’éléments ne figurant pas à l’état de la situation financière et autres provisions (note 25)	365	283	304
Passifs au titre des régimes de retraite (note 31)	359	382	389
Autres passifs des filiales et des entités ad hoc	9 392	8 070	8 559
Autres	4 275	3 973	3 688
Total	31 753	$29 848	$29 725	$

25	Provisions

(en millions de dollars)	Risques de crédit au titre d’éléments ne figurant pas à l’état de la situation financière	Autres	Total
Au 1er novembre 2011	137	$146	$283	$
Provisions constituées durant l’exercice	47	110	157
Provisions utilisées ou devenues inutiles durant l’exercice	–	(75)	(75)
Solde au 31 octobre 2012	184	$181	$365	$

Risques de crédit au titre d’éléments ne figurant pas à l’état de la situation financière

La provision pour risques de crédit au titre d’éléments ne figurant pas à l’état de la situation financière est essentiellement liée aux risques de crédit lié à des éléments ne figurant pas à l’état de la situation financière comme les engagements non prélevés, les lettres de crédit et les lettres de garantie. Ceux-ci sont évalués collectivement d’une manière semblable au compte de correction de valeur collectif au titre des risques de crédit pour prêts productifs figurant à l’état de la situation financière.

Autres

Cette catégorie comprend essentiellement les provisions liées aux procédures juridiques. Dans le cours normal de leurs activités, la Banque et ses filiales font régulièrement l’objet de poursuites et de procédures judiciaires existantes ou éventuelles ou sont parties à des poursuites et procédures, y compris des actions intentées au nom de divers groupes de demandeurs. Étant donné que l’issue de ces litiges est difficile à prédire, la Banque ne peut se prononcer à ce sujet. Toutefois, d’après les renseignements dont elle dispose actuellement, la direction n’estime pas que les obligations, le cas échéant, qui découleraient de ces procédures auront une incidence défavorable importante sur l’état consolidé de la situation financière de la Banque ou sur ses résultats opérationnels.

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26	Actions ordinaires

Autorisées :

Un nombre illimité d’actions ordinaires sans valeur nominale.

Émises et entièrement libérées :

	Aux
	31 octobre 2012				31 octobre 2011
(en millions de dollars)	Nombre d’actions		Montant		Nombre d’actions		Montant
Actions ordinaires
En circulation au début de l’exercice	1 088 972 173		8 336		$1 042 912 914		5 750	$
Émises aux termes du Régime de dividendes et d’achat d’actions des actionnaires1)	15 764 487		822		11 651 346		632
Émises au titre de paiements fondés sur des actions, montant net (note 29)	3 282 012		134		3 014 910		151
Émises dans le cadre d’un appel public à l’épargne	66 350 000		3 329		–		–
Émises dans le cadre de l’acquisition d’une filiale ou d’une société associée	10 000 000		518	2)	31 393 003		1 803	3)
En circulation à la clôture de l’exercice	1 184 368 672	4)5)	13 139		$1 088 972 173	4)5)	8 336	$

1)	Le 14 février 2012, le conseil a approuvé l’ajout de 15 100 000 actions ordinaires au bassin d’actions réservées pour émission future aux termes du Régime de dividendes et d’achat d’actions des actionnaires (le « régime »). Au 31 octobre 2012, 7 103 491 actions ordinaires étaient réservées pour émission aux termes du régime.
2)	Représente un montant de 518 $ émis dans le cadre de l’acquisition de Banco Colpatria le 17 janvier 2012.
3)	Comprend des actions d’un montant de 1 796 $ émises dans le cadre de l’acquisition de Patrimoine Dundee inc. le 1er février 2011.
4)	Dans le cours normal de ses activités, la filiale de courtage réglementée de la Banque achète et vend des actions ordinaires de la Banque afin de faciliter les activités de transaction et les activités liées aux clients institutionnels. Le nombre d’actions ainsi achetées et vendues au cours de l’exercice 2012 s’est établi à 15 546 467 (14 416 246 en 2011; 13 319 524 en 2010).
5)	Compte non tenu de 204 938 actions détenues par la Banque en 2012 (506 807 en 2011) relativement aux régimes de rémunération à base d’actions annulés.

Actions ordinaires émises aux termes d’un appel public à l’épargne

Le 9 février 2012 et le 7 septembre 2012, la Banque a réalisé des appels publics à l’épargne visant respectivement 33 millions et 33,35 millions d’actions ordinaires à un prix respectif de 50,25 $ et de 52 $ l’action ordinaire. En conséquence, la Banque a comptabilisé une hausse globale des capitaux propres ordinaires de 3 329 millions de dollars, déduction faite des coûts de transaction et de l’impôt connexe de 63 millions de dollars.

Restrictions sur le paiement de dividendes

Aux termes de la Loi sur les banques, il est interdit à la Banque de déclarer des dividendes sur ses actions ordinaires ou privilégiées si une telle déclaration devait la placer en contravention des dispositions concernant la suffisance du capital, la liquidité ou toute autre directive de réglementation émanant de la Loi sur les banques. De plus, les dividendes ne pourront être versés sur les actions ordinaires que si tous les dividendes auxquels les actionnaires privilégiés ont droit sont payés ou s’il y a suffisamment de fonds réservés à cette fin.

Dans le cas où les distributions en trésorerie applicables sur les titres fiduciaires de la Banque Scotia (se reporter à la note 23, intitulée « Instruments de fonds propres ») ne sont pas versées à une date régulière, la Banque s’est engagée à ne pas déclarer de dividendes d’aucune sorte sur ses actions privilégiées ou ordinaires.

De façon semblable, si la Banque ne déclare aucun dividende régulier sur ses actions privilégiées ou ordinaires directement émises et en circulation, aucune distribution en trésorerie ne sera versée sur les titres fiduciaires de la Banque Scotia. À l’heure actuelle, ces restrictions n’ont pas d’incidence sur le paiement de dividendes sur les actions privilégiées ou ordinaires.

Dividende

Les dividendes versés sur les actions ordinaires se sont établis à 2 493 millions de dollars (2,19 $ par action) en 2012 et à 2 200 millions de dollars (2,05 $ par action) en 2011. Lors de sa réunion du 6 décembre 2012, le conseil d’administration a approuvé un dividende trimestriel de 0,57 $ par action ordinaire. Ce dividende trimestriel sera versé le 29 janvier 2013 aux actionnaires inscrits le 2 janvier 2013.

27	Actions privilégiées

Autorisées :

Un nombre illimité d’actions privilégiées sans valeur nominale.

Émises et entièrement libérées :

	Aux				Ouverture au
	31 octobre 2012		31 octobre 2011		1er novembre 2010
(en millions de dollars)	Nombre d’actions	Montant	Nombre d’actions	Montant	Nombre d’actions	Montant
Actions privilégiéesa)
Série 12b)	12 000 000	300	$12 000 000	300	$12 000 000	300	$
Série 13c)	12 000 000	300	12 000 000	300	12 000 000	300
Série 14d)	13 800 000	345	13 800 000	345	13 800 000	345
Série 15e)	13 800 000	345	13 800 000	345	13 800 000	345
Série 16f)	13 800 000	345	13 800 000	345	13 800 000	345
Série 17g)	9 200 000	230	9 200 000	230	9 200 000	230
Série 18h)	13 800 000	345	13 800 000	345	13 800 000	345
Série 20i)	14 000 000	350	14 000 000	350	14 000 000	350
Série 22j)	12 000 000	300	12 000 000	300	12 000 000	300
Série 24k)	10 000 000	250	10 000 000	250	10 000 000	250
Série 26l)	13 000 000	325	13 000 000	325	13 000 000	325
Série 28m)	11 000 000	275	11 000 000	275	11 000 000	275
Série 30n)	10 600 000	265	10 600 000	265	10 600 000	265
Série 32o)	16 345 767	409	16 345 767	409	–	–
Total des actions privilégiées	175 345 767	4 384	$175 345 767	4 384	$159 000 000	3 975	$

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Modalités des actions privilégiées

	Dividende par action	Date d’émission	Prix d’émission	Dividende initial	Date de versement du dividende initial	Taux du dividende révisé	Date de rachat	Prix de rachat
Actions privilégiées
Série 12b)	0,328125	$14 juillet 1998	25,00	$0,381164	$28 octobre 1998	–	29 octobre 2013	25,00	$
Série 13c)	0,300000	15 mars 2005	25,00	0,440500	27 juillet 2005	–	Du 26 avril 2012 au 25 avril 2013	25,50
Série 14d)	0,281250	24 janvier 2007	25,00	0,283560	26 avril 2007	–	Du 26 avril 2012 au 25 avril 2013	26,00
Série 15e)	0,281250	5 avril 2007 17 avril 2007	25,00	0,348290	27 juillet 2007	–	Du 27 juillet 2012 au 28 juillet 2013	26,00
Série 16f)	0,328125	12 octobre 2007	25,00	0,391950	29 janvier 2008	–	29 janvier 2013	26,00
Série 17g)	0,350000	31 janvier 2008	25,00	0,337530	28 avril 2008	–	26 avril 2013	26,00
Série 18h)	0,312500	25 mars 2008 27 mars 2008	25,00	0,431500	29 juillet 2008	2,05%	26 avril 2013	25,00
Série 20i)	0,312500	10 juin 2008	25,00	0,167800	29 juillet 2008	1,70%	26 octobre 2013	25,00
Série 22j)	0,312500	9 septembre 2008	25,00	0,482900	28 janvier 2009	1,88%	26 janvier 2014	25,00
Série 24k)	0,390600	12 décembre 2008	25,00	0,586500	28 avril 2009	3,84%	26 janvier 2014	25,00
Série 26l)	0,390625	21 janvier 2009	25,00	0,415240	28 avril 2009	4,14%	26 avril 2014	25,00
Série 28m)	0,390625	30 janvier 2009	25,00	0,376710	28 avril 2009	4,46%	26 avril 2014	25,00
Série 30n)	0,240625	12 avril 2010	25,00	0,282200	28 juillet 2010	1,00%	26 avril 2015	25,00
Série 32o)	0,231250	1er février 2011	25,00	0,215410	27 avril 2011	1,34%	2 février 2016	25,00
		28 février 2011

a)	Les dividendes privilégiés non cumulatifs en trésorerie sur les actions de séries 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28, 30 et 32 est payable trimestriellement lorsqu’il est déclaré par le conseil d’administration, le cas échéant. Les dividendes sur les actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans (de séries 18, 20, 22, 24, 26, 28, 30 et 32) sont versés au taux applicable pour la première période de taux fixe de cinq ans se terminant un jour avant la date de rachat. Après la première période de taux fixe de cinq ans, et après révision tous les cinq ans par la suite, les dividendes sur toutes les actions privilégiées à taux révisé seront déterminés par la somme des taux du gouvernement du Canada sur cinq ans et du taux de dividende révisé, multipliée par 25,00 $. S’ils sont à payer, les dividendes en trésorerie privilégiés non cumulatifs sur les actions privilégiées de séries 19, 21, 23, 25, 27, 29, 31 et 33 sont payables trimestriellement lorsqu’un tel dividende est déclaré par le conseil d’administration, le cas échéant. Les dividendes sur les actions privilégiées à dividende non cumulatif et à taux révisé (de séries 19, 21, 23, 25, 27, 29, 31 et 33) sont payables au moyen du versement d’un montant par action égal à la somme du taux des bons du Trésor et du taux de dividende révisé des actions privilégiées converties, multipliée par 25,00 $. Les détenteurs d’actions privilégiées à taux révisé pourront choisir de convertir leurs actions en un nombre égal d’actions privilégiées à taux variable d’une série appropriée à la date de conversion de la série à taux révisé applicable et tous les cinq ans par la suite. Si la Banque détermine que les choix reçus de se prévaloir de cette option de conversion auront pour résultat que le nombre d’actions privilégiées des séries 18, 20, 22, 24, 26, 28, 30 ou 32 émises et en circulation deviendra inférieur à 1 000 000 à la date de conversion applicable, la totalité des actions privilégiées de série 18, 20, 22, 24, 26, 28, 30 et 32 émises et en circulation seront automatiquement converties à la date de conversion applicable en un nombre équivalent d’actions privilégiées de séries 19, 21, 23, 25, 27, 29, 31 ou 33.
b)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 12 pourront être rachetées en totalité ou en partie par la Banque à compter du 29 octobre 2013 à leur valeur nominale moyennant un paiement en trésorerie de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat.
c)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 13 pourront être rachetées par la Banque au cours de la période du 26 avril 2012 au 25 avril 2013 moyennant un paiement de 25,50 $ par action, majoré
des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat et, par la suite, d’une prime annuelle dégressive jusqu’au 27 avril 2014; après cette date, aucune prime ne sera versée au rachat.
d)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 14 pourront être rachetées par la Banque au cours de la période du 26 avril 2012 au 25 avril 2013 moyennant un paiement de 26,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat et, par la suite, d’une prime annuelle dégressive jusqu’au 26 avril 2016; après cette date, aucune prime ne sera versée au rachat.
e)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 15 pourront être rachetées par la Banque au cours de la période du 27 juillet 2012 au 28 juillet 2013 moyennant un paiement de 26,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat et, par la suite, d’une prime annuelle dégressive jusqu’au 26 juillet 2016; après cette date, aucune prime ne sera versée au rachat.
f)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 16 pourront être rachetées par la Banque à compter du 29 janvier 2013 moyennant un paiement de 26,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat et, par la suite, d’une prime annuelle dégressive jusqu’au 26 janvier 2017; après cette date, aucune prime ne sera versée au rachat.
g)	Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées à dividende non cumulatif de série 17 pourront être rachetées par la Banque à compter du 26 avril 2013 moyennant un paiement de 26,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés à la date alors fixée pour le rachat et, par la suite, d’une prime annuelle dégressive jusqu’au 25 avril 2017; après cette date, aucune prime ne sera versée au rachat.
h)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 18 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 19 à dividende non cumulatif et à taux variable le 26 avril 2013 et chaque 26 avril tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 18 et, le cas échéant, les actions privilégiées de série 19 pourront être rachetées par la Banque le 26 avril 2013 et le 26 avril 2018, respectivement, et tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.

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i)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 20 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 21 à dividende non cumulatif et à taux variable le 26 octobre 2013 et chaque 26 octobre tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 20 et, le cas échéant, les actions privilégiées de série 21 pourront être rachetées par la Banque le 26 octobre 2013 et le 26 octobre 2018, respectivement, et chaque 26 octobre tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
j)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 22 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 23 à dividende non cumulatif et à taux variable le 26 janvier 2014 et chaque 26 janvier tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 22 et, le cas échéant, les actions privilégiées de série 23 pourront être rachetées par la Banque le 26 janvier 2014 et le 26 janvier 2019, respectivement, et chaque 26 janvier tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
k)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 24 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 25 à dividende non cumulatif et à taux variable le 26 janvier 2014 et chaque 26 janvier tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 24 et, le cas échéant, les actions privilégiées de série 25 pourront être rachetées par la Banque le 26 janvier 2014 et le 26 janvier 2019, respectivement, et chaque 26 janvier tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
l)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 26 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 27 à dividende non cumulatif et à taux variable le 26 avril 2014 et chaque 26 avril tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 26 et, le cas échéant, les actions privilégiées de série 27 pourront être rachetées par la Banque le 26 avril 2014 et le 26 avril 2019, respectivement, et chaque 26 avril tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
m)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 28 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 29 à dividende non cumulatif et à taux variable le 26 avril 2014 et chaque 26 avril tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 28 et, le cas échéant, les actions privilégiées de série 29 pourront être rachetées par la Banque le 26 avril 2014 et le 26 avril 2019, respectivement, et chaque 26 avril tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
n)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 30 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 31 à dividende non cumulatif et à taux variable le 26 avril 2015 et chaque 26 avril tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 30 et, le cas échéant, les actions privilégiées de série 31 pourront être rachetées par la Banque le 26 avril 2015 et le 26 avril 2020, respectivement, et chaque 26 avril tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.
o)	Les détenteurs d’actions privilégiées à dividende non cumulatif et à taux révisé tous les cinq ans de série 32 auront le droit de convertir leurs actions en un nombre égal d’actions privilégiées de série 33 à dividende non cumulatif et à taux variable le 2 février 2016 et chaque 2 février tous les cinq ans par la suite. Sous réserve de l’approbation des autorités de réglementation, les actions privilégiées de série 32 et, le cas échéant, les actions privilégiées de série 33 pourront être rachetées par la Banque le 2 février 2016 et le 2 février 2021, respectivement, et chaque 2 février tous les cinq ans par la suite, moyennant un paiement de 25,00 $ par action, majoré des dividendes déclarés qui n’auront pas été versés.

Restrictions sur le paiement de dividendes

Aux termes de la Loi sur les banques, il est interdit à la Banque de déclarer des dividendes sur ses actions ordinaires ou privilégiées si une telle déclaration devait la placer en contravention des dispositions concernant la suffisance du capital, la liquidité ou toute autre directive de réglementation émanant de la Loi sur les banques. De plus, des dividendes ne pourront être versés sur les actions ordinaires que si tous les dividendes auxquels les actionnaires privilégiés ont droit sont payés ou s’il y a suffisamment de fonds réservés à cette fin.

Dans le cas où les distributions en trésorerie applicables sur les titres fiduciaires de la Banque Scotia (se reporter à la note 23, intitulée « Instruments de fonds propres ») ne sont pas versées à une date régulière, la Banque s’est engagée à ne pas déclarer de dividendes d’aucune sorte sur ses actions privilégiées ou ordinaires. De la même façon, si la Banque ne déclare aucun dividende régulier sur ses actions privilégiées ou ordinaires directement émises et en circulation, aucune distribution en trésorerie ne sera versée sur les titres fiduciaires de la Banque Scotia. À l’heure actuelle, ces restrictions n’ont pas d’incidence sur le paiement des dividendes sur les actions privilégiées ou ordinaires.

Pour chacun des exercices considérés, la Banque a versé la totalité des dividendes non cumulatifs sur ses actions privilégiées.

28	Gestion du capital

La Banque s’est donné un cadre de gestion du capital afin de mesurer, d’utiliser et de surveiller son capital disponible et d’en évaluer la suffisance. Ce cadre de gestion du capital vise à atteindre les quatre principaux objectifs suivants : dépasser les seuils réglementaires et atteindre les cibles internes de capital à plus long terme, conserver une notation de crédit élevée, gérer le capital en fonction du profil de risque de la Banque et offrir un rendement intéressant aux actionnaires de la Banque.

Le capital est géré conformément à la politique de gestion du capital, qui est approuvée par le conseil d’administration. La haute direction élabore la stratégie en matière de capital et supervise les processus de gestion du capital de la Banque. Les groupes Finance, Trésorerie du Groupe et Gestion du risque global de la Banque jouent un rôle essentiel dans la mise en œuvre de la stratégie de la Banque en matière de capital et dans la gestion du capital. Le capital est géré en fonction de mesures du capital réglementaire et de mesures internes.

Même si la Banque est assujettie à plusieurs exigences en matière de capital dans les différents secteurs d’activité et les divers pays dans lesquels elle exerce ses activités, la suffisance du capital est gérée sur une base consolidée. La Banque prend également des mesures pour s’assurer que ses filiales respectent ou dépassent les exigences réglementaires en matière de capital au niveau local. La principale autorité de réglementation à laquelle la Banque doit se conformer à l’égard de la suffisance de son capital consolidé est le Bureau du surintendant des institutions financières Canada (le « BSIF »). Les règles en matière de suffisance du capital au Canada sont conformes dans une large mesure aux normes internationales fixées par la Banque des règlements internationaux.

Les ratios de capital réglementaire sont déterminés conformément au cadre sur le capital fondé sur le rapport intitulé « Convergence internationale de la mesure et des normes de fonds propres – Dispositif révisé », communément appelé Bâle II.

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Aux termes de ce cadre, il existe deux méthodes principales pour le calcul du risque de crédit : l’approche standard, qui fait appel à des pondérations prescrites, et l’approche fondée sur les notations internes, qui permet l’utilisation par une banque de modèles internes pour calculer une partie ou la totalité des données clés qui entrent dans le calcul du capital réglementaire. Les utilisateurs de l’approche avancée fondée sur les notations internes (l’« approche NI avancée ») doivent avoir des systèmes de gestion du risque perfectionnés pour calculer le capital réglementaire au titre du risque de crédit. Lorsqu’une banque parvient à prouver sa conformité totale aux exigences de l’approche NI avancée et que le BSIF approuve l’utilisation de cette approche, la banque peut alors l’utiliser pour calculer le capital requis.

La Banque utilise l’approche NI avancée pour calculer le risque de crédit à l’égard de ses portefeuilles importants du Canada, des États-Unis et de l’Europe et, depuis 2011, à l’égard d’une proportion importante des portefeuilles de prêts aux sociétés et aux entreprises à l’échelle internationale. En 2013, la Banque adoptera l’approche NI avancée pour son portefeuille de prêts aux particuliers aux Antilles. La Banque continue d’évaluer la pertinence d’appliquer l’approche NI avancée à ses autres portefeuilles dans l’avenir. En 2012, la Banque a mis en œuvre le cadre

régissant le risque de marché, révisé par le Comité de Bâle. La Banque utilise l’approche standard pour calculer le capital requis au titre du risque opérationnel.

Les deux principaux ratios de capital réglementaire servant à évaluer la suffisance du capital, soit le ratio du capital de catégorie 1 et le ratio du capital total, sont obtenus en divisant ces composantes du capital par les actifs pondérés en fonction du risque. Les actifs pondérés en fonction du risque correspondent à l’exposition de la Banque au risque de crédit, au risque de marché et au risque opérationnel. Il est obtenu au moyen de l’application d’une combinaison de mesures internes du risque de crédit de la Banque et des pondérations en fonction du risque prescrites par le BSIF à l’exposition au risque au titre d’éléments figurant à l’état de la situation financière ou n’y figurant pas.

Les ratios minimums de capital réglementaire prescrits par le BSIF sont de 7 % dans le cas du capital de catégorie 1 et de 10 % dans le cas du capital total. La Banque dépassait amplement ces seuils minimums en date du 31 octobre 2012. Le BSIF a aussi prescrit un ratio actif/capital et la Banque respectait ce seuil au 31 octobre 2012.

Le capital réglementaire de la Banque se divise en deux catégories, soit le capital de catégorie 1, qui est plus permanent, et le capital de catégorie 2. Le capital réglementaire se présente comme suit :

	IFRS		PCGR du Canada1)
Aux
(en millions de dollars)	31 octobre 2012		31 octobre 2011		1er novembre 2010
Total des capitaux propres attribuables aux porteurs de titres de capitaux propres de la Banque	39 636	$	32 760		$27 631	$
Ajustement visant à tenir compte de la transition aux IFRS	322		–		–
Composantes du cumul des autres éléments du résultat global exclues du capital de catégorie 1	(497)		(444)		(457)
Instruments de fonds propres et capitaux propres2)	2 150		2 900		3 400
Participation ne donnant pas le contrôle dans des filiales	966		640		579
Goodwill et immobilisations incorporelles excédant 5 % du capital brut de catégorie 1	(5 239)		(4 662)		(3 050)
Autres déductions du capital3)	(2 902)		(2 705)		(2 769)
Capital de catégorie 1	34 436	$	28 489		$25 334	$
Débentures subordonnées admissibles, après amortissement	9 893		6 723		6 790
Autres éléments de capital, montant net4)	(2 136)		(2 679)		(2 525)
Capital de catégorie 2	7 757	$	4 044		$4 265	$
Capital réglementaire total	42 193	$	32 533		$29 599	$
Total des actifs pondérés en fonction du risque	253 309	$	233 970		$215 034	$
Ratios de capital
Ratio du capital de catégorie 1	13,6%		12,2%		11,8%
Ratio du capital total	16,7%		13,9%		13,8%
Ratio actif/capital	15,0	x	16,6	x	17,0

1)	Les montants des périodes précédentes n’ont pas été retraités puisqu’ils représentent les ratios réels présentés pour cette période à des fins réglementaires.
2)	Comprend les distributions payables comptabilisées sous « Autres passifs ».
3)	Comprend 50 % de toutes les participations dans certaines sociétés définies, y compris des filiales d’assurance en date du 1er novembre 2011, ainsi que d’autres éléments.
4)

Comprend 50 % de toutes les participations dans certaines sociétés définies, ainsi que d’autres éléments, et 100 % des participations dans des sociétés d’assurance avant le 1er novembre 2011, déduction faite du compte de correction de valeur pour pertes sur créances admissible et du profit net latent après impôt sur les titres de capitaux propres disponibles à la vente.

29	Rémunération fondée sur des actions

a)	Régimes d’options sur actions

Aux termes du Régime d’options sur actions à l’intention des salariés, la Banque attribue des options sur actions, des composantes alternatives de droits à l’appréciation d’actions (les « composantes alternatives DAA ») et des droits à l’appréciation d’actions (les « DAA ») autonomes. Des options permettant d’acheter des actions ordinaires ou de recevoir un paiement équivalent en trésorerie, selon le cas, peuvent être attribuées à certains salariés. Le prix d’exercice ne doit pas être inférieur au cours de clôture des actions ordinaires de la Banque à la Bourse de Toronto le jour de bourse précédant la date de l’attribution. De plus, pour les options attribuées à compter de décembre 2005, le prix d’exercice ne doit pas être inférieur au cours moyen pondéré en fonction du volume à la Bourse de Toronto pour les cinq jours de bourse précédant immédiatement la date de l’attribution.

Les droits à ces options s’acquièrent de façon linéaire sur une période de quatre ans, et celles-ci peuvent être exercées au plus tard 10 ans après la date d’attribution. Si la date d’expiration tombe à l’intérieur d’une période de blocage aux fins d’opérations d’initiés, cette date sera reportée de 10 jours ouvrables après la fin de la période de blocage. Comme l’ont approuvé les actionnaires, 129 millions d’actions ordinaires au total ont été réservées en vue de leur émission aux termes du Régime d’options sur actions à l’intention des salariés. De ce nombre, 87,2 millions d’actions ordinaires ont été émises à l’exercice d’options et 22,3 millions d’actions ordinaires ont été réservées aux fins des options en circulation, ce qui laisse 19,5 millions d’actions ordinaires pouvant être émises au titre des options. Les options en circulation arrivent à échéance entre le 6 décembre 2012 et le 5 décembre 2021.

Le coût de ces options est constaté en fonction de l’acquisition progressive des droits, sauf si le salarié est admissible à la retraite avant la date d’acquisition des droits liés à une tranche, auquel cas le coût est constaté entre la date d’attribution et la date à laquelle le salarié est admissible à la retraite.

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Les régimes d’options sur actions comprennent les éléments suivants :

¡	Composantes alternatives de droits à l’appréciation d’actions

Les options sur actions attribuées aux salariés du 1er novembre 2002 au 1er novembre 2009 sont assorties de composantes alternatives DAA permettant aux salariés d’exercer soit les options sur actions, soit les composantes alternatives DAA et, par conséquent, de recevoir la valeur intrinsèque des options sur actions en trésorerie. Au 31 octobre 2012, il y avait 4 628 608 composantes alternatives DAA en circulation (14 163 016 en 2011; 16 382 636 au 1er novembre 2010).

L’obligation liée aux paiements fondés sur des actions au titre des composantes alternatives DAA acquises s’établissait à 56 millions de dollars au 31 octobre 2012 (199 millions de dollars en 2011; 285 millions de dollars au 1er novembre 2010). Au 31 octobre 2012, la valeur intrinsèque de cette obligation totalisait 56 millions de dollars (190 millions de dollars en 2011; 264 millions de dollars au 1er novembre 2010).

En 2012, un avantage de 23 millions de dollars (19 millions de dollars en 2011) a été enregistré sous « Salaires et avantages du personnel » dans le compte consolidé de résultat. Cet avantage tient compte des profits de 22 millions de dollars (pertes de 11 millions de dollars en 2011) découlant d’instruments dérivés utilisés pour gérer la volatilité de la rémunération fondée sur des actions.

Renonciation aux composantes alternatives DAA

Au cours de l’exercice, certains salariés ont volontairement renoncé à 6 739 163 composantes alternatives DAA tout en conservant les options sur actions correspondantes. Ces renonciations ne sont pas considérées comme des modifications des options sur actions aux termes des IFRS. En conséquence, il n’est pas nécessaire de réévaluer les options sur actions, et la charge à payer existante de 75 millions de dollars et l’actif d’impôt différé connexe de 20 millions de dollars ont été reclassés dans les capitaux propres, ce qui a entraîné une hausse nette de 55 millions de dollars au poste « Capitaux propres – Autres réserves ». Les composantes alternatives DAA en circulation restantes demeurent classées dans les passifs, et elles sont réévaluées à la juste valeur chaque période de présentation de l’information.

¡	Options sur actions

Les options sur actions attribuées aux salariés à compter de décembre 2009 sont classées dans les capitaux propres, ce qui veut dire qu’elles doivent être réglées en actions et ne sont pas assorties de la composante alternative DAA.

Le montant comptabilisé au poste « Capitaux propres – Autres réserves » au titre des options sur actions acquises s’établissait à 151 millions de dollars au 31 octobre 2012 (61 millions de dollars en 2011; 25 millions de dollars au 1er novembre 2010).

En 2012, une charge de 31 millions de dollars (36 millions de dollars en 2011) a été enregistrée sous « Salaires et avantages du personnel » dans le compte consolidé de résultat. Au 31 octobre 2012, les coûts de rémunération non comptabilisés futurs au titre des options sur actions non acquises s’élevaient à 11 millions de dollars (16 millions de dollars en 2011), montant qui sera comptabilisé sur une période moyenne pondérée de 1,56 an (1,75 an en 2011).

Dans le cadre de l’acquisition du 1er février 2011, les options sur actions de Patrimoine Dundee ont été converties en 1 293 308 options sur actions ordinaires de la Banque. Ces options expirent entre le 21 décembre 2012 et le 20 janvier 2021. Aucune option sur action n’a été attribuée aux termes de ce régime depuis le 1er février 2011.

¡	Droits à l’appréciation d’actions

Des DAA autonomes sont attribués en lieu et place d’options sur actions à certains salariés résidant dans des pays dont les lois peuvent empêcher la Banque d’émettre des actions. Lorsqu’un DAA est exercé, la Banque verse en trésorerie le montant qui correspond à l’appréciation du cours de ses actions ordinaires depuis la date d’attribution.

Au cours de l’exercice 2012, 319 552 DAA ont été attribués (385 736 en 2011); au 31 octobre 2012, 2 195 093 DAA étaient en circulation (2 597 908 en 2011; 3 254 098 au 1er novembre 2010), et les droits visant 2 079 498 DAA étaient acquis (2 410 478 en 2011; 2 887 488 au 1er novembre 2010).

L’obligation liée aux paiements fondés sur des actions comptabilisée au titre des DAA acquis s’établissait à 21 millions de dollars au 31 octobre 2012 (34 millions de dollars en 2011; 63 millions de dollars au 1er novembre 2010). La valeur intrinsèque de cette obligation totalisait 19 millions de dollars au 31 octobre 2012 (30 millions de dollars en 2011; 63 millions de dollars au 1er novembre 2010).

En 2012, une charge de 2 millions de dollars (4 millions de dollars en 2011) a été enregistrée sous « Salaires et avantages du personnel » dans le compte consolidé de résultat. Cette charge tient compte des profits de 4 millions de dollars (pertes de 1 million de dollars en 2011) découlant d’instruments dérivés utilisés pour gérer la volatilité des paiements fondés sur des actions.

Détermination des justes valeurs

L’obligation liée aux paiements fondés sur des actions et la charge correspondante liée aux DAA et aux options assorties de la composante alternative DAA ont été quantifiées au moyen du modèle d’évaluation des options Black-Scholes, en fonction des hypothèses moyennes pondérées et de la juste valeur par attribution résultante qui suivent :

Aux 31 octobre	2012	2011
Hypothèses
Taux d’intérêt sans risque	1,26% – 1,79%	1,12% – 1,85%
Rendement prévu de l’action	3,96%	3,83%
Volatilité prévue	15,64% – 23,57%	20,76% – 28,16%
Durée prévue de l’option	0,04 – 6,24 années	0,05 – 5,81 années
Juste valeur
Juste valeur moyenne pondérée	11,39	$15,38 $

La charge de rémunération fondée sur des actions liée aux options sur actions (qui ne sont pas assorties de la composante alternative DAA) a été quantifiée au moyen du modèle d’évaluation des options Black-Scholes à la date de l’attribution. Les attributions d’options sur actions des exercices 2012 et 2011 ont été évaluées à la juste valeur en fonction des hypothèses moyennes pondérées et de la juste valeur par attribution résultante qui suivent :

	Attributions de 2012	Attributions de 2011
Hypothèses
Taux d’intérêt sans risque	1,74%	2,70%
Rendement prévu de l’action	4,16%	3,43%
Volatilité prévue	26,50%	23,24%
Durée prévue de l’option	6,23 années	6,12 années
Juste valeur
Juste valeur moyenne pondérée	7,25	$9,42 $

152    Banque Scotia – Rapport annuel  2012

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Les tableaux qui suivent présentent des détails sur le Régime d’options sur actions à l’intention des salariés de la Banque1) :

	Aux
	31 octobre 2012		31 octobre 20112)
	Nombre d’options sur actions (en milliers)	Prix d’exercice moyen pondéré	Nombre d’options sur actions (en milliers)	Prix d’exercice moyen pondéré
En circulation au début de l’exercice	22 406	43,39	$20 988	39,14	$
Attribuées3)	3 837	49,93	3 415	55,63
Émises à l’acquisition	–	–	1 293	43,98
Exercées en tant qu’options	(2 790)	28,11	(3 036)	28,73
Exercées en tant que composantes alternatives DAA	(125)	28,55	(68)	28,18
Renonciations/expirations3)	(217)	53,93	(186)	37,80
En circulation à la clôture de l’exercice4)	23 111	46,30	$22 406	43,39	$
Exerçables à la clôture de l’exercice5)	13 252	44,02	$12 585	39,66	$
Réservées aux fins d’attribution	19 706		23 202

	Options en circulation			Options exerçables
Au 31 octobre 2012	Nombre d’options sur actions (en milliers)	Durée contractuelle moyenne pondérée restante (en années)	Prix d’exercice moyen pondéré	Nombre d’options sur actions (en milliers)	Prix d’exercice moyen pondéré
Fourchette de prix d’exercice
De 24,40 $ à 33,89 $	5 132	4,61	32,58	$4 037	32,30	$
De 38,19 $ à 46,02 $	2 588	2,65	42,89	$2 552	42,95	$
De 47,39 $ à 52,00 $	9 332	7,35	49,44	$3 588	49,81	$
De 52,57 $ à 55,63 $	6 059	7,08	54,54	$3 075	53,54	$
	23,111	6,15	46,30	$13 252	44,02	$

1)	Compte non tenu des DAA.
2)	Les chiffres comparatifs ont été reclassés pour qu’ils soient conformes à la présentation de l’exercice à l’étude.
3)	Compte non tenu des composantes alternatives DAA auxquelles certains salariés ont renoncé tout en conservant les options sur actions correspondantes.
4)	Comprend des options en circulation composées de 4 628 608 composantes alternatives DAA (14 163 016 en 2011) et de 847 800 options initialement émises aux termes des régimes de Patrimoine Dundee (1 057 349 en 2011).
5)	Comprend des options exerçables composées de 4 192 242 composantes alternatives DAA (11 518 088 en 2011) et de 314 723 options initialement émises aux termes des régimes de Patrimoine Dundee (162 864 en 2011).

b)	Régimes d’actionnariat des salariés

Les salariés admissibles peuvent généralement cotiser jusqu’à concurrence d’un pourcentage déterminé de leur salaire en vue de l’achat d’actions ordinaires de la Banque. En règle générale, la Banque verse de son côté un montant correspondant à 50 % des cotisations admissibles jusqu’à concurrence d’un plafond en dollars, lequel est passé en charges au poste « Salaires et avantages du personnel ». En 2012, les cotisations de la Banque ont totalisé 28 millions de dollars (30 millions de dollars en 2011). Les cotisations, qui sont utilisées pour acheter des actions ordinaires sur le marché libre, ne se traduisent pas par une charge ultérieure pour la Banque en raison de l’appréciation du cours des actions.

c)	Autres régimes de rémunération fondée sur des actions

Les autres régimes de rémunération fondée sur des actions utilisent des unités notionnelles dont la valeur correspond au cours des actions ordinaires de la Banque à la Bourse de Toronto. Ces unités cumulent des équivalents de dividendes sous la forme d’unités supplémentaires fondées sur les dividendes versés sur les actions ordinaires de la Banque. Ces régimes sont réglés en trésorerie et, par conséquent, sont classés dans les passifs. Les variations de la valeur des unités découlant des fluctuations du cours des actions de la Banque ont une incidence sur la charge de rémunération fondée sur des actions de la Banque. Comme il est décrit ci-dessous, la valeur d’une partie des unités d’actions liées à la performance varie également en fonction de la performance de la Banque. Au moment de l’exercice ou du rachat, des paiements sont versés aux salariés, la charge à payer étant réduite d’autant.

En 2012, une charge totale de 191 millions de dollars (charge de 215 millions de dollars, compte tenu des couvertures, en 2011) a été enregistrée sous « Salaires et avantages du personnel » dans le compte consolidé de résultat à l’égard de ces régimes. Cette charge tient compte de profits découlant des instruments dérivés utilisés pour couvrir la volatilité de la rémunération fondée sur des actions de 43 millions de dollars (pertes de 13 millions de dollars en 2011).

Au 31 octobre 2012, le passif lié à la rémunération fondée sur des actions comptabilisé au titre des attributions acquises dans le cadre de ces régimes s’établissait à 627 millions de dollars (539 millions de dollars en 2011; 351 millions de dollars au 1er novembre 2010).

Ces autres régimes de rémunération fondée sur des actions sont décrits ci-dessous :

Régime d’unités d’actions à dividende différé (« UADD »)

Aux termes du Régime UADD, les hauts dirigeants admissibles peuvent choisir de recevoir la totalité ou une partie des primes en trésorerie devant leur être versées en vertu du Programme d’intéressement annuel (que la Banque passe en charges au poste « Salaires et avantages du personnel » dans le compte consolidé de résultat) sous forme d’unités d’actions à dividende différé dont les droits sont acquis immédiatement. Les unités peuvent être rachetées, contre trésorerie, uniquement lorsque le dirigeant cesse de travailler pour la Banque, et elles doivent être rachetées au plus tard le 31 décembre de l’exercice suivant un tel événement. Au 31 octobre 2012, 1 825 777 unités étaient en circulation (1 764 974 en 2011).

Régime d’unités d’actions à dividende différé à l’intention des administrateurs (« UADDA »)

Aux termes du Régime UADDA, les administrateurs ne faisant pas partie de la direction de la Banque peuvent choisir de recevoir la totalité ou une partie de leurs honoraires pour l’exercice visé (que la Banque passe en charges au poste « Autres frais » dans le compte consolidé de résultat) sous forme d’unités d’actions à dividende différé dont les droits sont acquis immédiatement. Les unités peuvent être rachetées, contre trésorerie, uniquement lorsque l’administrateur quitte volontairement son poste ou part à la retraite, et elles doivent être rachetées au plus tard le 31 décembre de l’exercice suivant. Au 31 octobre 2012, 413 723 unités étaient en circulation (360 216 en 2011).

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ÉTATS FINANCIERS CONSOLIDÉS

Régime de souscription d’unités d’actions restreintes (« SUAR »)

Aux termes du Régime SUAR, certains salariés reçoivent une prime sous forme d’unités d’actions restreintes dont les droits sont acquis après trois ans, le paiement des unités aux salariés étant effectué en trésorerie au bout de ce délai. La charge de rémunération fondée sur des actions est constatée de façon linéaire sur le délai d’acquisition des droits, sauf si le salarié est admissible à la retraite avant la date d’acquisition, auquel cas la charge est constatée entre la date d’attribution et la date à laquelle le salarié est admissible à la retraite. Au 31 octobre 2012, 2 070 376 unités avaient été attribuées et étaient en circulation (2 107 385 en 2011), et les droits visant 1 456 926 unités étaient acquis (1 621 118 en 2011).

Régime d’unités d’actions liées à la performance (« UAP »)

Les dirigeants admissibles se voient attribuer des unités d’actions liées à la performance dont les droits deviennent acquis après une période de trois ans. Une partie des attributions d’UAP est soumise à des critères de performance mesurés sur une période de trois ans, aux termes desquels un multiplicateur est appliqué, lequel a une incidence sur le nombre additionnel d’actions en circulation à remettre aux salariés. Ces mesures de la performance sur trois ans tiennent compte du rendement sur les capitaux propres par rapport au chiffre cible et au chiffre total de la performance pour les actionnaires en comparaison d’un groupe de sociétés comparables avant l’attribution. Afin d’estimer l’incidence du multiplicateur, la Banque utilise la moyenne des montants de tous les résultats possibles, pondérés par leurs probabilités respectives. La charge de rémunération fondée sur des actions est constatée sur le délai d’acquisition des droits, sauf si le salarié est admissible à la retraite avant la date d’acquisition, auquel cas la charge est constatée entre la date d’attribution et la date à laquelle le salarié est admissible à la retraite. Cette charge varie en fonction de la performance obtenue par rapport aux mesures de la performance établies. Le paiement des unités aux salariés est effectué en trésorerie au moment de l’acquisition des droits. Au 31 octobre 2012, 9 144 347 unités (7 822 434 en 2011) avaient été attribuées et étaient en circulation [y compris 9 144 347 unités (7 385 718 unités en 2011) soumises à des critères de performance], et les droits visant 7 370 947 unités étaient acquis (6 085 003 en 2011).

Régime de paiements différés

Aux termes du Régime de paiements différés, une partie des primes attribuées aux salariés des Services bancaires et marchés mondiaux (montants comptabilisés et passés en charges au cours de l’exercice auquel ils se rapportent) est versée sous forme d’unités. Par la suite, ces unités sont payées en trésorerie aux salariés admissibles au cours de chacun des trois exercices suivants. Les variations de la valeur des unités découlant des fluctuations du cours des actions ordinaires de la Banque sont passées en charges de la même manière que les autres régimes de rémunération fondée sur des actions classés dans le passif de la Banque sous « Salaires et avantages du personnel » dans le compte consolidé de résultat.

d)	Régimes d’actions gratuites et de primes de maintien en poste

Avant l’acquisition de Patrimoine Dundee le 1er février 2011, celle-ci avait établi des régimes d’actions gratuites à l’intention des participants admissibles. Les régimes d’actions gratuites permettaient l’émission de nouvelles actions ordinaires de Patrimoine Dundee ou l’acquisition d’actions sur le marché. Au moment de l’acquisition de Patrimoine Dundee, les actions gratuites qui avaient été attribuées, mais dont les droits n’étaient pas encore acquis ont été converties en 377 516 nouvelles actions ordinaires de la Banque de Nouvelle-Écosse. Au 31 octobre 2012, il y avait 79 102 actions gratuites en circulation aux termes des régimes d’actions gratuites de Patrimoine Dundee (257 278 en 2011). En 2012, 153 675 nouvelles actions ordinaires ont été émises pour ces régimes (119 806 en 2011) et 24 501 attributions ont fait l’objet d’une renonciation (432 en 2011). Aucune action gratuite n’a été attribuée au titre de ces régimes depuis le 1er février 2011.

Avant l’acquisition de Patrimoine Dundee, celle-ci avait établi des régimes de primes de maintien en poste fondées sur des actions selon lesquels Patrimoine Dundee achetait sur le marché des actions qui étaient conservées en fiducie pour certains salariés et gestionnaires de portefeuille. Au moment de l’acquisition de Patrimoine Dundee, les primes de maintien en poste ont été converties en actions ordinaires de la Banque, en autres titres et en trésorerie. Au 31 octobre 2012, il y avait 204 938 actions ordinaires de la Banque détenues en fiducie au titre de ces régimes (506 807 en 2011). Aucune attribution n’a été faite au titre de ces régimes depuis le 1er février 2011.

Les régimes d’actions gratuites et de primes de maintien en poste sont considérés comme des attributions classées dans les capitaux propres. En 2012, une charge de 7 millions de dollars (10 millions de dollars en 2011) a été enregistrée sous « Salaires et avantages du personnel » dans le compte consolidé de résultat. Le montant comptabilisé sous « Capitaux propres –Autres réserves » au titre des attributions acquises s’établissait à 15 millions de dollars au 31 octobre 2012 (35 millions de dollars en 2011). Au 31 octobre 2012, les coûts de rémunération non comptabilisés futurs au titre des actions gratuites non acquises et aux primes de maintien en poste s’élevaient à 4 millions de dollars (11 millions de dollars en 2011), montant qui sera comptabilisé sur une période moyenne pondérée de 1,26 an (1,56 an en 2011).

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ÉTATS FINANCIERS CONSOLIDÉS

30	Impôt sur le résultat

La Banque a constaté l’impôt sur le résultat suivant dans ses états financiers consolidés pour les exercices clos les 31 octobre :

a)	Composantes de la charge d’impôt sur le résultat

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Charge d’impôt sur le résultat inscrite au compte consolidé de résultat

Impôt sur le résultat exigible
Canada
Impôt fédéral	94	$253	$
Impôts provinciaux	200	260
Ajustements liés aux périodes antérieures	12	(10)
Étranger	784	747
Ajustements liés aux périodes antérieures	(21)	1
	1 069	1 251

Impôt sur le résultat différé
Canada
Impôt fédéral	296	113
Impôts provinciaux	186	30
Étranger	29	29
	511	172
Total de la charge d’impôt sur le résultat inscrite au compte consolidé de résultat	1 580	$1 423	$

Charge d’impôt sur le résultat inscrite à l’état consolidé des variations des capitaux propres
Impôt sur le résultat exigible	(47)$	(61	)$
Impôt sur le résultat différé	12	72
	(35)	11

Presenté dans :
Autres éléments du résultat global	(53)	11
Actions ordinaires	(2)	–
Autres réserves	20	–
Total de la charge d’impôt sur le résultat inscrite à l’état consolidé des variations des capitaux propres	(35)	11
Total de la charge économie d’impôt sur le résultat	1 545	$1 434	$

Éléments de la charge d’impôt sur le résultat inscrite au compte consolidé de résultat :
Charge (économie) d’impôt sur le résultat différé au titre de la naissance/du renversement de différences temporelles	571	$128	$
Charge (économie) d’impôt sur le résultat différé au titre des modifications du taux d’impôt	(41)	44
Économie d’impôt sur le résultat différé liée aux pertes fiscales non comptabilisées antérieurement, des crédits d’impôt et des différences temporelles	(19)$	–	$

b)	Rapprochement avec le taux d’impôt prévu par la loi

L’impôt sur le résultat comptabilisé dans le compte consolidé de résultat diffère pour les raisons suivantes du montant que la Banque aurait obtenu si elle avait appliqué le taux d’impôt combiné fédéral et provincial prévu par la loi :

	2012		2011
Pour les exercices clos les 31 octobre (en millions de dollars)	Montant	Pourcentage du bénéfice avant impôt	Montant	Pourcentage du bénéfice avant impôt
Impôt sur le résultat au taux prévu par la loi	2 122	$26,4%	1 893	$28,0%
Augmentation (diminution) de l’impôt sur le résultat imputable aux éléments suivants :
Diminution du taux d’impôt moyen applicable aux filiales et aux succursales à l’étranger	(240)	(3,0)	(257)	(3,8)
Bénéfice non imposable provenant des titres	(185)	(2,3)	(309)	(4,6)
Incidence sur l’impôt différé sur le résultat des modifications du taux d’impôt quasi adopté	(41)	(0,5)	44	0,7
Autres, montant net	(76)	(1,0)	52	0,8
Total de l’impôt sur le résultat et taux d’impôt effectif	1 580	$19,6%	1 423	$21,1%

En 2012 et en 2011, les modifications des taux d’impôt prévus par la loi s’expliquent essentiellement par la baisse des taux d’impôt du gouvernement fédéral du Canada et de la province d’Ontario.

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c)	Impôt différé

Le tableau qui suit présente les principales composantes des actifs et des passifs d’impôt différé de la Banque :

	Compte de résultat		État de la situation financière
	Pour les exercices clos les		Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 2011	31 octobre 2012	31 octobre 2011	1er novembre 2010
Actifs d’impôt différé :
Reports prospectifs de pertes	330	$195	$800	$1 114	$1 242	$
Compte de correction de valeur pour pertes sur créances	27	88	551	581	697
Rémunération différée	(39)	28	262	276	310
Revenus différés	18	12	256	218	214
Immobilisations corporelles	9	(66)	133	98	50
Prestations de retraite et avantages postérieurs au départ à la retraite	37	9	408	421	393
Titres	(69)	16	120	129	227
Autres	167	155	413	257	318
Total des actifs d’impôt différé	480	$437	$2 943	$3 094	$3 451	$
Passifs d’impôt différé
Revenus différés	(5)$	14	$110	$60	$8	$
Immobilisations corporelles	37	4	37	54	101
Prestations de retraite et avantages postérieurs au départ à la retraite	25	23	77	50	67
Titres	(142)	51	135	144	405
Immobilisations incorporelles	(49)	(13)	852	802	135
Autres	103	186	334	248	203
Total des passifs d’impôt différé	(31)$	265	$1 545	$1 358	$919	$
Actifs (passifs) d’impôt différé, montant net1)	511	$172	$1 398	$1 736	$2 532	$

1)

Aux fins de la présentation de l’état consolidé de la situation financière, les actifs et les passifs d’impôt différé sont évalués par entités. Par conséquent, le montant net d’impôt différé, soit 1 398 $ (1 736 $ en 2011; 2 532 $ au 1er novembre 2010) est composé d’actifs d’impôt différé de 1 936 $ (2 214 $ en 2011; 2 976 $ au 1er novembre 2010) et de passifs d’impôt différé de 538 $ (478 $ au 31 octobre 2011; 444 $ au 1er novembre 2010) à l’état consolidé de la situation financière.

Le tableau qui suit présente les principales variations du montant net d’impôt différé :

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Solde au début de l’exercice	1 736	$2 532 $
Économie (charge) d’impôt différé de l’exercice comptabilisée en résultat	(511)	(172)
Économie (charge) d’impôt différé de l’exercice comptabilisée dans les capitaux propres	(12)	(72)
Acquis dans le cadre de regroupements d’entreprises	80	(639)
Autres	105	87
Solde à la clôture de l’exercice	1 398	$1 736 $

L’impôt lié aux différences temporelles et les pertes fiscales et crédits d’impôt inutilisés pour lesquels aucun actif d’impôt différé n’est comptabilisé dans l’état consolidé de la situation financière totalisent 306 millions de dollars (335 millions de dollars en 2011; 317 millions de dollars au 1er novembre 2010). Le montant se rapportant aux pertes fiscales non comptabilisées se chiffre à 36 millions de dollars. Ces pertes expireront comme suit : 4 millions de dollars de 2013 à 2016 et 32 millions de dollars n’ayant pas de date d’expiration établie.

Les actifs d’impôt différé nets comprennent des avantages fiscaux de 76 millions de dollars (53 millions de dollars en 2011; 109 millions de dollars au 1er novembre 2010) comptabilisés à l’égard de certaines filiales au Canada et à l’étranger qui ont subi des pertes durant l’exercice en cours ou l’exercice précédent. Pour déterminer si elle doit comptabiliser ces avantages fiscaux, la Banque s’est appuyée sur des prévisions des bénéfices imposables futurs devant être dégagés à l’aide des stratégies de planification fiscale.

Des différences temporelles de 28,5 milliards de dollars (25,6 milliards de dollars en 2011; 21,8 milliards de dollars au 1er novembre 2010) ont été comptabilisées au titre des placements de la Banque dans des filiales et des participations dans des coentreprises pour lesquels aucun passif d’impôt différé n’a été comptabilisé.

Le bénéfice de certaines filiales à l’étranger est assujetti à l’impôt uniquement lorsqu’il est rapatrié au Canada. Étant donné qu’aucun rapatriement n’est prévu dans un avenir prévisible, la Banque n’a constaté aucun passif d’impôt différé. Si les bénéfices non rapatriés de toutes les filiales à l’étranger étaient rapatriés, l’impôt à payer au 31 octobre 2012 s’établirait à quelque 985 millions de dollars (935 millions de dollars en 2011; 907 millions de dollars au 1er novembre 2010).

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31	Avantages du personnel

La Banque parraine un certain nombre de régimes d’avantages sociaux, y compris des régimes de retraite et d’autres régimes d’avantages sociaux (avantages postérieurs au départ à la retraite et autres avantages sociaux à long terme) à l’intention de la majorité de ses salariés dans le monde. Les tableaux qui suivent présentent l’information financière liée aux régimes les plus importants de la Banque, soit les régimes de retraite, les régimes

d’avantages postérieurs au départ à la retraite et les autres régimes d’avantages sociaux à long terme les plus importants au Canada, aux États-Unis, au Mexique, au Royaume-Uni, en Irlande, en Jamaïque, à Trinité-et-Tobago et dans d’autres pays des Antilles où la Banque exerce des activités.1)

	Régimes de retraite		Autres régimes d’avantages sociaux
Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011	2012	2011
Variation de l’obligation au titre des prestations
Obligation au titre des prestations au début de l’exercice	5 434	$5 560	$1 405	$1 369	$
Coût des prestations gagnées au cours de l’exercice	174	173	61	56
Coût financier afférent à l’obligation au titre des prestations	322	316	83	80
Cotisations des salariés	17	15	–	–
Prestations versées	(345)	(435)	(59)	(58)
Perte actuarielle (gain actuariel)	1 064	(150)	34	(18)
Coût des services passés	19	34	(23)	–
Regroupements d’entreprises	–	75	–	–
Compressions	–	–	(2)	–
Règlements	–	(122)	–	–
Conversion des monnaies étrangères	(7)	(32)	2	(24)
Obligation au titre des prestations à la clôture de l’exercice	6 678	$5 434	$1 501	$1 405	$
Variation de la juste valeur des actifs
Juste valeur des actifs au début de l’exercice	5 213	$5 499	$286	$287	$
Rendement prévu des actifs des régimes2)	372	372	24	22
Gain actuariel (perte actuarielle)2)	32	(262)	–	(10)
Cotisations de l’employeur	338	154	56	64
Cotisations des salariés	17	15	–	–
Prestations versées	(345)	(435)	(59)	(58)
Regroupements d’entreprises	–	75	–	–
Règlements	–	(170)	–	–
Conversion des monnaies étrangères	(20)	(35)	4	(19)
Juste valeur des actifs à la clôture de l’exercice3)	5 607	$5 213	$311	$286	$
Situation de capitalisation
Excédent (insuffisance) de la juste valeur des actifs par rapport à l’obligation au titre des prestations à la clôture de l’exercice4)	(1 071 )$	(221)$	(1 190 )$	(1 119	)$
Perte actuarielle (gain actuariel) non comptabilisé(e), montant net5)	1 100	63	78	4
Coût des services passés non comptabilisé6)	5	6	(23)	(1)
Incidence des restrictions quant à la composition des portefeuilles d’actifs et de l’exigence de capitalisation minimale7)	(63)	(60)	–	–
Actif (passif) à la clôture de l’exercice, montant net8)	(29)$	(212)$	(1 135 )$	(1 116	)$
Ventilation :
Autres actifs inscrits à l’état consolidé de la situation financière de la Banque	330	$170	$–	$–	$
Autres passifs inscrits à l’état consolidé de la situation financière de la Banque	(359)	(382)	(1 135)	(1 116)
Actif (passif) à la clôture de l’exercice, montant net	(29)$	(212)$	(1 135 )$	(1 116	)$
Charge au titre des prestations de l’exercice
Coût des prestations gagnées au cours de l’exercice	174	$173	$61	$56	$
Coût financier afférent à l’obligation au titre des prestations	322	316	83	80
Coût des services passés	19	82	–	–
Rendement prévu des actifs2)	(372)	(372)	(24)	(22)
Amortissement de la perte actuarielle nette (du gain actuariel net), compte tenu des restrictions quant à la composition des portefeuilles d’actifs	–	(1)	(42)	4
Montant (du profit) de la perte sur compression	–	–	(2)	–
Montant (du profit) de la perte sur règlement	–	(2)	–	–
Variation des restrictions quant à la composition des portefeuilles d’actifs et de l’exigence de capitalisation minimale	6	(84)	–	–
Charge (revenus) au titre des prestations, compte non tenu de la charge au titre des régimes à cotisations définies	149	112	76	118
Charge au titre des prestations à cotisations définies	13	7	–	–
Total de la charge au titre des prestations	162	$119	$76	$118	$

1)	D’autres régimes administrés par certaines filiales de la Banque ne sont pas considérés comme importants et ne sont pas pris en compte dans les présentes informations.
2)	Le rendement réel des actifs des régimes de retraite et des autres régimes d’avantages sociaux s’est établi à 404 $ et à 24 $, respectivement (110 $ et 12 $ en 2011).
3)

La juste valeur des actifs des régimes de retraite investis dans des titres (actions et obligations) de la Banque s’élevait à 429 $ (421 $ en 2011; 450 $ au 1er novembre 2010). La juste valeur des actifs des régimes de retraite investis dans des biens immobiliers occupés par la Banque totalisait 3 $ (3 $ en 2011; 4 $ au 1er janvier 2010).

4)

Au 1er novembre 2010, l’excédent (insuffisance) de la juste valeur des actifs par rapport à l’obligation au titre des prestations s’établissait à (61) $ pour les régimes de retraite et à (1 082) $ pour les autres régimes d’avantages sociaux.

5)

Au 1er novembre 2010, le montant net de la perte actuarielle (du gain actuariel) non comptabilisé(e) s’établissait à (54) $ pour les régimes de retraite et à 14 $ pour les autres régimes d’avantages sociaux.

6)	Au 1er novembre 2010, le coût des services passés non comptabilisé s’établissait à 6 $ pour les régimes de retraite et à (1) $ pour les autres régimes d’avantages sociaux.
7)

Au 1er novembre 2010, l’incidence des restrictions quant à la composition des portefeuilles d’actifs et de l’exigence de capitalisation minimale s’établissait à (146) $ pour les régimes de retraite et à néant pour les autres régimes d’avantages sociaux.

8)	Au 1er novembre 2010, le montant net de l’actif (du passif) s’établissait à (255) $ pour les régimes de retraite et à (1 069) $ pour les autres régimes d’avantages sociaux.

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L’obligation au titre des prestations comprend les montants suivants se rapportant aux régimes qui ne sont pas capitalisés et des régimes qui sont capitalisés en totalité ou en partie :

	Régimes de retraite			Autres régimes d’avantages sociaux
Aux 31 octobre (en millions de dollars)	2012	2011	Ouverture au 1er novembre 2010	2012	2011	Ouverture au 1er novembre 2010
Obligation au titre des prestations des régimes qui ne sont pas capitalisés	339	$289	$289	$1 132	$1 060	$1 000	$
Obligation au titre des prestations des régimes qui sont capitalisés en totalité ou en partie	6 339	5 145	5 271	369	345	369

Sommaire de l’information historique – exercice considéré et exercice précédent

	Régimes de retraite			Autres régimes d’avantages sociaux
Aux 31 octobre (en millions de dollars)	2012	2011		2012	2011
Obligation au titre des prestations à la clôture de l’exercice	6 678	$5 434		$1 501	$1 405	$
Juste valeur des actifs à la clôture de l’exercice	5 607	5 213		311	286
Excédent (insuffisance) de la juste valeur des actifs par rapport à l’obligation au titre des prestations à la clôture de l’exercice	(1 071)	(221)		(1 190)	(1 119)
Profits (pertes) lié(e)s à l’expérience relatifs à l’obligation au titre des prestations	28	–		(53)	50
Profits (pertes) lié(e)s à l’expérience relatifs aux actifs	32	$(262	)$	–	$(10	)$

Hypothèses clés moyennes pondérées (en pourcentage)1)

Les hypothèses clés moyennes pondérées utilisées par la Banque pour évaluer l’obligation et la charge au titre des prestations sont résumées dans le tableau qui suit :

	Régimes de retraite			Autres régimes d’avantages sociaux
Pour les exercices clos les 31 octobre	2012	2011	Ouverture au 1er novembre 2010	2012	2011	Ouverture au 1er novembre 2010
Pour déterminer l’obligation au titre des prestations à la clôture de l’exercice
Taux d’actualisation	4,80%	5,90%	5,80%	5,00%	5,90%	5,90%
Taux de croissance de la rémunération future2)	2,80%	3,30%	3,80%	4,40%	4,60%	4,80%
Pour déterminer la charge (les revenus) au titre des prestations pour l’exercice
Taux d’actualisation	5,90%	5,80%	s.o.	5,90%	5,90%	s.o.
Taux de rendement à long terme prévu des actifs	7,15%	7,25%	s.o.	8,43%	7,94%	s.o.
Taux de croissance de la rémunération future2)	3,30%	3,80%	s.o.	4,60%	4,80%	s.o.
Taux tendanciels du coût des soins de santé à la clôture de l’exercice
Taux de départ	s.o.	s.o.	s.o.	6,60%	6,20%	6,60%
Taux final	s.o.	s.o.	s.o.	4,90%	3,90%	4,00%
Exercice au cours duquel le taux final sera atteint	s.o.	s.o.	s.o.	2 029	2 029	2 029

1)	Tient compte des régimes à l’étranger qui, normalement, présentent des taux plus élevés que ceux des régimes canadiens. Le taux d’actualisation utilisé afin de déterminer la charge au titre des prestations de 2012 s’établit à 5,7% (5,6 % en 2011) pour tous les régimes de retraite canadiens et à 5,5% (5,6 % en 2011) pour les autres régimes d’avantages sociaux canadiens. Le taux d’actualisation utilisé pour le calcul de l’obligation au titre des prestations à la clôture de l’exercice 2012 s’établit à 4,6% (5,7 % en 2011) pour tous les régimes de retraite canadiens et à 4,5% (5,5 % en 2011) pour les autres régimes d’avantages sociaux canadiens. Le taux de rendement à long terme prévu des actifs pour 2012 se chiffre à 7,0% (7,0 % en 2011) pour tous les régimes de retraite canadiens.
2)	Les taux moyens pondérés de croissance de la rémunération future présentés pour les autres régimes d’avantages sociaux ne tiennent pas compte des régimes flexibles d’avantages postérieurs au départ à la retraite canadiens mis en place au cours de l’exercice 2005, étant donné que ces régimes ne subissent pas l’incidence de la croissance de la rémunération future.

Analyse de sensibilité

	Régimes de retraite		Autres régimes d’avantages sociaux
Pour l’exercice clos le 31 octobre 2012 (en millions de dollars)	Obligation au titre des prestations	Charge au titre des prestations	Obligation au titre des prestations	Charge au titre des prestations
Incidence d’une baisse de 1 % du taux d’actualisation	1 212	$72	$237	$23	$
Incidence d’une baisse de 1 % du taux de rendement à long terme prévu des actifs	s.o.	52	s.o.	3
Incidence d’une hausse de 0,25 % du taux de croissance de la rémunération future	80	13	1	–
Incidence d’une hausse de 1 % du taux tendanciel du coût des soins de santé	s.o.	s.o.	129	24
Incidence d’une baisse de 1 % du taux tendanciel du coût des soins de santé	s.o.	s.o.	(102)	(20)

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Actifs

De façon générale, les investissements dans les actifs des régimes de retraite les plus importants de la Banque visent l’optimisation à long terme du rendement global prévu, selon un niveau de risque acceptable eu égard à l’obligation au titre des prestations. La composition des portefeuilles d’actifs constitue un facteur clé de la gestion du risque lié aux investissements à long terme. La diversification des investissements dans les actifs des régimes par types d’actifs et par secteurs géographiques favorise l’atténuation du risque et réduit au minimum l’incidence des baisses relatives à un type d’actif, à une région ou à un type d’investissement donnés. Pour chaque type d’actif, les services de sociétés de gestion de portefeuilles, y compris de gestionnaires liés, sont retenus et des mandats précis leur sont confiés.

Les lignes directrices liées à la composition des portefeuilles d’actifs des régimes de retraite sont établies à long terme et elles sont consignées dans la politique en matière d’investissements de chacun des régimes. De façon générale, la politique en matière de composition des portefeuilles d’actifs tient également compte de la nature de l’obligation au titre des prestations des régimes. Les lois imposent certaines restrictions quant à la composition des portefeuilles d’actifs. Par exemple, des limites sont généralement fixées en ce qui a trait à la concentration d’un investissement donné. D’autres limites relatives à la concentration et à la qualité des investissements sont prévues dans les politiques en matière d’investissements. L’utilisation d’instruments dérivés est normalement interdite, à moins qu’elle soit autorisée à des fins précises. À l’heure actuelle, les instruments dérivés servent essentiellement de couvertures des fluctuations des monnaies étrangères. Les lignes directrices relatives à la composition des portefeuilles d’actifs sont évaluées au moins une fois l’an et, au besoin, elles sont modifiées en fonction des conditions et des occasions sur le marché. Cependant, d’importants transferts de types d’actifs sont rares et ils reflètent normalement un changement dans la situation d’un régime de retraite (p. ex. sa résiliation). La composition réelle des portefeuilles d’actifs fait l’objet d’un examen périodique, et on détermine s’il est nécessaire qu’elle soit rééquilibrée en fonction de la composition cible, habituellement sur une base trimestrielle. De façon générale, les autres régimes d’avantages sociaux de la Banque ne sont pas capitalisés, les actifs indiqués pour ces régimes étant essentiellement liés à des programmes au Mexique.

Les taux de rendement à long terme prévus des actifs des régimes sont fondés sur les attentes à long terme en matière d’inflation, de taux d’intérêt, de primes de risque et de répartition cible des divers types d’actifs. Ces estimations tiennent compte des rendements historiques des types d’actifs, et elles sont déterminées avec l’aide des conseillers en placements et des actuaires conseils des régimes.

Les répartitions moyennes pondérées réelles et cibles des actifs des régimes les plus importants de la Banque aux 31 octobre, par types d’actifs, se présentaient comme suit :

	Régimes de retraite				Autres régimes d’avantages sociaux
Types d’actifs (en pourcentage)	Répartition cible 2012	Répartition réelle 2012	Répartition réelle 2011	Répartition réelle 1er nov. 2010	Répartition cible 2012	Répartition réelle 2012	Répartition réelle 2011	Répartition réelle 1er nov. 2010
Placements en titres de capitaux propres	68%	69%	66%	67%	40%	40%	40%	40%
Placements en instruments à revenu fixe	31%	30%	34%	32%	60%	60%	60%	60%
Autres placements	1%	1%	–%	1%	–%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Évaluations actuarielles

Les évaluations actuarielles aux fins de la capitalisation du principal régime de retraite de la Banque sont réalisées annuellement, la plus récente ayant eu lieu le 1er novembre 2011 (ce régime représente 75 % de l’obligation au titre des prestations des régimes de retraite les plus importants et 76 % de la juste valeur des actifs des régimes de retraite les plus importants). Les plus récentes évaluations actuarielles de la plupart des autres régimes d’avantages sociaux les plus importants de la Banque ont eu lieu le 31 juillet 2011 pour ce qui est des régimes d’avantages postérieurs au départ à la retraite et le 30 avril 2012 pour ce qui est des autres régimes d’avantages sociaux à long terme.

Paiements et cotisations en trésorerie

Au cours de l’exercice 2012, la Banque a effectué des paiements en trésorerie de 338 millions de dollars (154 millions de dollars en 2011) au titre de la capitalisation de ses régimes de retraite à prestations définies les plus importants, notamment pour le versement de prestations aux prestataires dans le cadre d’ententes de retraite non capitalisées. La Banque a également effectué des paiements en trésorerie de 56 millions de dollars (64 millions de dollars en 2011) au titre des autres régimes d’avantages sociaux les plus importants. La majeure partie de ces paiements est liée aux prestations versées aux prestataires aux termes de ces régimes. La Banque a également effectué des paiements en trésorerie de 13 millions de dollars (7 millions de dollars en 2011) au titre des régimes de retraite à cotisations définies les plus importants.

Selon les estimations préliminaires, la Banque prévoit effectuer des cotisations de 350 millions de dollars au titre des régimes de retraite à prestations définies les plus importants, de 70 millions de dollars au titre des autres régimes d’avantages sociaux les plus importants et de 15 millions de dollars au titre des régimes de retraite à cotisations définies les plus importants pour l’exercice qui sera clos le 31 octobre 2013.

32	Secteurs opérationnels

La Banque Scotia est une institution de services financiers diversifiée qui offre une vaste gamme de produits et de services financiers aux particuliers, aux entreprises et aux sociétés dans le monde entier. Les activités de la Banque sont regroupées en quatre secteurs d’activité, à savoir : Réseau canadien, Opérations internationales, Gestion du patrimoine mondiale et Services bancaires et marchés mondiaux. Les autres secteurs opérationnels de moindre envergure sont pris en compte dans le secteur Autres. Les résultats de ces secteurs se fondent sur les systèmes internes d’information financière de la Banque. Les méthodes comptables qu’appliquent ces secteurs sont généralement les mêmes que celles suivies dans l’établissement des états financiers consolidés, tel qu’il en est fait mention à la note 3 afférente aux états financiers consolidés. La seule différence importante en matière de mesure comptable a trait aux revenus d’intérêts nets exonérés d’impôt et aux autres revenus opérationnels, dont la valeur est majorée en fonction d’une base de mise en équivalence fiscale avant impôt dans le cas des secteurs en cause. Cette différence de mesure permet de comparer les revenus d’intérêts nets et les autres revenus opérationnels imposables à ceux qui sont exonérés d’impôt.

Durant l’exercice, la Banque a modifié sa méthode de répartition au titre de certains secteurs d’activité. Ces attributions n’ont pas eu d’incidence sur les résultats consolidés de la Banque. Les modifications ont été apportées aux secteurs clés suivants :

—

Prix de transfert des fonds – La Banque a recours à un modèle de prix de transfert des fonds pour attribuer les revenus et les charges d’intérêts par produits aux divers secteurs d’activité et au secteur Autres. Alors que

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l’ancien modèle prévoyait l’application de taux à court terme aux prix de transfert des actifs et des passifs, les taux du modèle modifié concordent avec les échéances contractuelles et comportementales des actifs et des passifs de chaque secteur d’activité (prix de transfert à échéances symétriques). L’incidence de ce nouveau modèle s’est principalement fait sentir sur les résultats du Réseau canadien, de la Gestion du patrimoine mondiale et du secteur Autres. Les Opérations internationales et les Services bancaires et marchés mondiaux ont été moins touchés.

—

Ententes de partage des revenus et des coûts entre le Réseau canadien, les Opérations internationales et la Gestion du patrimoine mondiale –La Banque a modifié les modèles de partage des revenus et des coûts entre la Gestion du patrimoine mondiale et les deux secteurs d’activité qui facilitent la vente et la distribution de produits de gestion du patrimoine. Les modèles ont été améliorés afin que les activités de vente croisée des autres secteurs d’activité soient correctement encouragées et rémunérées.

—

Normalisation fiscale – Afin d’assurer le caractère raisonnable du taux d’impôt effectif des secteurs d’activité, le revenu net découlant de participations dans des sociétés associées fait dorénavant l’objet d’ajustements de normalisation fiscale, un ajustement correspondant étant apporté au secteur Autres. Cette modification n’a aucune incidence sur les résultats globaux de la Banque.

—

Attributions au groupe Transactions bancaires mondiales – Les activités du groupe Transactions bancaires mondiales qui sont gérées par les succursales du Réseau canadien, mais qui sont attribuables aux Services bancaires et marchés mondiaux et prises en compte dans les résultats de ceux-ci étaient auparavant regroupées dans les revenus d’intérêts nets. Elles sont dorénavant présentées séparément, sans aucune incidence globale sur le bénéfice net. En outre, les revenus tirés des autres produits du groupe Transactions bancaires mondiales ont maintenant été attribués aux Services bancaires et marchés mondiaux.

Les montants de l’exercice précédent ont été retraités pour refléter les modèles révisés. Les tableaux qui suivent présentent la répartition sectorielle des résultats et des actifs moyens de la Banque Scotia.

Pour l’exercice clos le 31 octobre 2012
Sur une base de mise en équivalence fiscale (en millions de dollars)	Réseau canadien	Opérations internationales	Gestion du patrimoine mondiale	Services bancaires et marchés mondiaux	Autres1)	Total
Revenus d’intérêts nets	4 756	$4 468	$502	$792	$(515)$	10 003	$
Revenus nets tirés des frais et des commissions	1 477	1 299	2 469	1 246	(217)	6 274
Revenu net découlant de participations dans des sociétés associées	4	384	210	1	(157)	442
Autres revenus opérationnels	50	347	392	1 543	650	2 982
Dotation au compte de correction de valeur pour pertes sur créances	506	613	3	30	100	1 252
Amortissements des immobilisations corporelles et incorporelles	148	181	63	53	5	450
Autres charges opérationnelles	3 004	3 506	2 004	1 466	(27)	9 953
Charge d’impôt sur le résultat	691	464	333	541	(449)	1 580
Bénéfice net	1 938	$1 734	$1 170	$1 492	$132	$6 466	$
Bénéfice net attribuable aux participations ne donnant pas le contrôle
Participations ne donnant pas le contrôle dans des filiales	2	169	25	2	–	198
Détenteurs d’instruments de fonds propres – composante capitaux propres	–	–	–	–	25	25
Bénéfice net attribuable aux détenteurs de titres de capitaux propres de la Banque	1 936	$1 565	$1 145	$1 490	$107	$6 243	$
Actifs moyens (en milliards de dollars)	225	$109	$14	$219	$93	$660	$
Passifs moyens (en milliards de dollars)	150	$70	$16	$165	$222	$623	$

1)	Comprend les résultats de tous les autres secteurs opérationnels de moindre envergure ainsi que les ajustements du siège social, tels que l’élimination de la majoration des revenus exonérés d’impôt incluse dans les revenus d’intérêts nets, dans les autres revenus opérationnels nets et dans la charge d’impôt sur le résultat pour les exercices clos le 31 octobre 2012 (288 $), pour parvenir aux montants présentés dans le compte consolidé de résultat, ainsi que les écarts entre les montants réels des coûts engagés et ceux imputés aux secteurs opérationnels.

Pour l’exercice clos le 31 octobre 2011
Sur une base de mise en équivalence fiscale (en millions de dollars)	Réseau canadien	Opérations internationales	Gestion du patrimoine mondiale	Services bancaires et marchés mondiaux	Autres1)		Total
Revenus d’intérêts nets	4 553	$3 579	$444	$768	$(330	) $	9 014	$
Revenus nets tirés des frais et des commissions	1 418	1 076	2 205	1 198	(170)		5 727
Revenu net découlant de participations dans des sociétés associées	7	378	212	–	(164)		433
Autres revenus opérationnels	13	356	576	1 174	17		2 136
Dotation au compte de correction de valeur pour pertes sur créances	592	509	2	33	(60)		1 076
Amortissements des immobilisations corporelles et incorporelles	159	146	50	51	5		411
Autres charges opérationnelles	2 925	2 892	1 850	1 431	(28)		9 070
Charge d’impôt sur le résultat	645	375	280	367	(244)		1 423
Bénéfice net	1 670	$1 467	$1 255	$1 258	$(320	) $	5 330	$
Bénéfice net attribuable aux participations ne donnant pas le contrôle
Participations ne donnant pas le contrôle dans des filiales	3	59	29	–	–		91
Détenteurs d’instruments de fonds propres – composante capitaux propres	–	–	–	–	58		58
Bénéfice net attribuable aux détenteurs de titres de capitaux propres de la Banque	1 667	$1 408	$1 226	$1 258	$(378	) $	5 181	$
Actifs moyens (en milliards de dollars)	210	$93	$12	$192	$79		$586	$
Passifs moyens (en milliards de dollars)	143	$59	$13	$147	$194		$556	$

1)	Comprend les résultats provenant de tous les autres secteurs opérationnels de moindre envergure ainsi que les ajustements du siège social, tels que l’élimination de la majoration des revenus exonérés d’impôt incluse dans les revenus d’intérêts nets, dans les autres revenus opérationnels nets et dans la charge d’impôt sur le résultat pour les exercices clos le 31 octobre 2011 (287 $), pour parvenir aux montants présentés dans le compte consolidé de résultat, ainsi que les écarts entre les montants réels des coûts engagés et ceux imputés aux secteurs opérationnels.

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Secteurs géographiques1)

Les tableaux qui suivent présentent un résumé des résultats financiers de la Banque par secteurs géographiques. Les revenus et les charges qui n’ont pas été attribués à des secteurs opérationnels précis sont pris en compte sous « Ajustements du siège social ».

Pour l’exercice clos le 31 octobre 2012 (en millions de dollars)	Canada	États-Unis	Mexique	Pérou	Autres pays	Total
Revenus d’intérêts nets	4 762	$542	$846	$832	$3 144	$10 126	$
Revenus nets tirés des frais et des commissions	4 227	422	416	376	1 004	6 445
Revenu net découlant de participations dans des sociétés associées	214	–	3	4	377	598
Autres revenus opérationnels	1 489	275	58	23	986	2 831
Dotation au compte de correction de valeur pour pertes sur créances	515	20	89	180	348	1 152
Charges opérationnelles	5 715	412	878	587	2 915	10 507
Charge d’impôt sur le résultat	879	290	28	156	374	1 727
	3 583	$517	$328	$312	$1 874	$6 614	$
Ajustements du siège social						(148)
Bénéfice net						6 466	$
Bénéfice net attribuable aux participations ne donnant pas le contrôle						223
Participations ne donnant pas le contrôle dans des filiales						198
Détenteurs d’instruments de fonds propres – composante capitaux propres						25
Bénéfice net attribuable aux détenteurs de titres de capitaux propres de la Banque						6 243	$
Total des actifs moyens (en milliards de dollars)	378	$91	$20	$12	$131	$632	$
Ajustements du siège social						28
Total des actifs moyens, compte tenu des ajustements du siège social						660	$

1)	Les revenus sont attribués aux pays en fonction de l’endroit où les services sont rendus ou de l’endroit où les actifs sont inscrits.

Pour l’exercice clos le 31 octobre 2011 (en millions de dollars)	Canada	États-Unis	Mexique	Pérou	Autres pays	Total
Revenus d’intérêts nets	4 613	$579	$879	$647	$2 382	$9 100	$
Revenus nets tirés des frais et des commissions	4 014	395	409	343	744	5 905
Revenu net découlant de participations dans des sociétés associées	219	–	1	–	377	597
Autres revenus opérationnels	825	171	46	16	926	1 984
Dotation au compte de correction de valeur pour pertes sur créances	621	(12)	145	85	297	1 136
Charges opérationnelles	5 483	441	869	520	2 269	9 582
Charge d’impôt sur le résultat	626	264	73	138	234	1 335
	2 941	$452	$248	$263	$1 629	$5 533	$
Ajustements du siège social						(203)
Bénéfice net						5 330	$
Bénéfice net attribuable aux participations ne donnant pas le contrôle						149
Participations ne donnant pas le contrôle dans des filiales						91
Détenteurs d’instruments de fonds propres – composante capitaux propres						58
Bénéfice net attribuable aux détenteurs de titres de capitaux propres de la Banque						5 181	$
Total des actifs moyens (en milliards de dollars)	360	$62	$19	$10	$113	$564	$
Ajustements du siège social						22
Total des actifs moyens, compte tenu des ajustements du siège social						586	$

1)	Les revenus sont attribués aux pays en fonction de l’endroit où les services sont rendus ou de l’endroit où les actifs sont inscrits.

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33	Transactions avec des parties liées

Rémunération des principaux dirigeants de la Banque

Les principaux dirigeants sont les personnes ayant l’autorité et la responsabilité de la planification, de la direction et du contrôle des activités de la Banque, directement ou indirectement, y compris les administrateurs, le chef de la direction, toutes les personnes relevant directement de ce dernier ainsi que le chef des affaires financières.

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Salaires et incitatifs en trésorerie1)	20	$19	$
Rémunération fondée sur des actions2)	31	29
Prestations de retraite et autres1)	1	1
Total	52	$49	$

1)	Passé en charges durant l’exercice.
2)	Attribué durant l’exercice.

Les administrateurs peuvent affecter une partie ou la totalité de leurs jetons de présence à l’acquisition d’actions ordinaires de la Banque au prix du marché aux termes du Régime d’achat d’actions des administrateurs. Les administrateurs ne faisant pas partie de la direction peuvent choisir de recevoir la totalité ou une partie de leurs jetons de présence sous forme d’unités d’actions à dividende différé dont les droits sont acquis immédiatement. Veuillez vous reporter à la note 29 pour connaître davantage de détails sur ces régimes.

Prêts et dépôts de principaux dirigeants

Aux 31 octobre (en millions de dollars)	2012	2011
Prêts	2	$4	$
Dépôts	15	$15	$

Au Canada, des prêts sont actuellement consentis aux principaux dirigeants selon les modalités du marché. Le 1er mars 2001, la Banque a cessé de consentir des prêts à taux avantageux aux principaux dirigeants canadiens. Les prêts de ce type ayant été consentis avant le 1er mars 2001 bénéficient d’une clause d’antériorité jusqu’à leur échéance.

Au 31 octobre 2012, les prêts engagés par la Banque à l’égard d’entreprises contrôlées par des administrateurs s’élevaient à 4,3 millions de dollars (4,4 millions de dollars en 2011), tandis que leur encours réel se chiffrait à 1,6 million de dollars (2,0 millions de dollars en 2011).

Transactions avec des sociétés associées et des coentreprises

Dans le cours normal de ses activités, la Banque offre les services bancaires habituels à des sociétés associées ou liées et conclut des transactions avec celles-ci selon des modalités analogues à celles qui sont offertes à des parties non liées. Les transactions qui sont éliminées au moment de la consolidation ne sont pas présentées dans les transactions avec des parties liées. Les transactions que la Banque conclut avec des sociétés associées et des coentreprises répondent aussi à la définition de transactions avec des parties liées et elles ont été comptabilisées comme suit :

Aux 31 octobre et pour les exercices clos à ces dates (en millions de dollars)	2012	2011
Bénéfice net	21	$25	$
Prêts	451	255
Dépôts	572	392
Garanties et engagements	49	41

La Banque gère des actifs de 1,7 milliard de dollars (1,8 milliard de dollars au 31 octobre 2011), ce qui représente une tranche des actifs des régimes de retraite les plus importants de la Banque Scotia, et elle touche des commissions de 3 millions de dollars (3 millions de dollars au 31 octobre 2011).

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34	Principales filiales et participations ne donnant pas le contrôle dans des filiales

a) Principales filiales1)

Le tableau qui suit présente les principales filiales détenues, directement ou indirectement, par la Banque. Toutes ces filiales sont prises en compte dans les états financiers consolidés de la Banque.

		Valeur comptable des actions
Aux 31 octobre (en millions de dollars)	Emplacement du siège social	2012	20112)
Au Canada
BNS Investments Inc.	Toronto (Ontario)	11 711	$11 276	$
Compagnie Montréal Trust du Canada	Montréal (Québec)
Scotia Merchant Capital Corporation
Banque Dundee du Canada	Toronto (Ontario)	784	753
Patrimoine Dundee inc.	Toronto (Ontario)	3 713	3 567
National Trustco Inc.	Toronto (Ontario)	620	601
Société de fiducie Banque de Nouvelle-Écosse	Toronto (Ontario)
Compagnie Trust National	Stratford (Ontario)
RoyNat Inc.	Toronto (Ontario)	34	18
Gestion d’actifs Scotia s.e.c.	Toronto (Ontario)	318	322
Scotia Capitaux Inc.	Toronto (Ontario)	994	853
Scotia Dealer Advantage Inc.	Burnaby (Colombie-Britannique)	195	150
Agence d’assurances Scotia Inc.	Toronto (Ontario)	2	2
Scotia-Vie compagnie d’assurance	Toronto (Ontario)	110	110
Société Hypothécaire Scotia	Toronto (Ontario)	496	490
Placements Scotia Inc.	Toronto (Ontario)	54	55

À l’étranger
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombie	1 122	–
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaisie	268	241
The Bank of Nova Scotia International Limited	Nassau, Bahamas	10 393	9 476
BNS (Colombia) Holdings Limited (99,9%)	Nassau, Bahamas
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbade
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapour
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Caïmans, Iles Caïmans
Scotia Insurance (Barbados) Limited	Warrens, Barbade
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, I.V.B.
Scotiabank (Hong Kong) Limited	Hong Kong, Chine
Scotiabank (Ireland) Limited	Dublin, Irlande
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Îles Turques-et-Caïques
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97,3%)	Mexico, D.F., Mexique	2 317	2 179
Nova Scotia Inversiones Limitada	Santiago, Chili	2 349	2 182
Scotiabank Chile (99,5%)	Santiago, Chili
Scotia Capital (Europe) Limited	Londres, Angleterre	64	79
Scotia Capital (USA) Inc.3)	New York, New York
Howard Weil Incorporated3)	Nouvelle-Orléans, Louisiane
Scotia Group Jamaica Limited (71,8%)	Kingston, Jamaïque	493	496
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaïque
Scotia Investments Jamaica Limited (77,0%)	Kingston, Jamaïque
Scotia Holdings (US) Inc.4)	Houston, Texas
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	846	788
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	179	155
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	853	771
Scotiabank El Salvador, S.A. (99,3%)	San Salvador, El Salvador	382	406
Scotiabank Europe plc	Londres, Angleterre	1 848	1 855
Scotiabank Peru S.A.A. (97,8%)	Lima, Pérou	2 236	2 005
Scotiabank Trinidad and Tobago Limited (50,9%)	Port of Spain, Trinité-et-Tobago	262	238
1)	Sauf indication contraire, la Banque (ou la société mère immédiate d’une entité) détient 100 % des actions avec droit de vote en circulation de chacune des filiales. La liste ne comprend que les filiales importantes.
2)	Les chiffres de l’exercice précédent ont été reclassés pour être conformes à la présentation de l’exercice à l’étude.
3)	La valeur comptable de cette filiale est prise en compte avec celle de Scotia Capitaux Inc., sa société mère.
4)	La valeur comptable de cette filiale est prise en compte avec celle de BNS Investments Inc., sa société mère.

La date de clôture de l’exercice des filiales peut différer de celle de la Banque, soit le 31 octobre. Ces différences peuvent découler de divers facteurs, notamment d’exigences locales en matière de communication de l’information ou de lois fiscales. Conformément à ses méthodes comptables, la Banque apporte des ajustements au titre des filiales ayant une date de clôture d’exercice différente aux fins de leur inclusion dans les états financiers consolidés de la Banque.

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b) Participations ne donnant pas le contrôle dans des filiales

Les principales participations le donnant pas le contrôle dans des filiales de la Banque sont les suivantes :

	Aux			Pour les exercices clos les
	31 octobre 2012		31 octobre 2011	31 octobre 2012	31 octobre 2011
(en millions de dollars)	Pourcentage de la participation ne donnant pas le contrôle	Participations ne donnant pas le contrôle dans des filiales	Participations ne donnant pas le contrôle dans des filiales	Bénéfice net attribuable aux participations ne donnant pas le contrôle dans des filiales	Bénéfice net attribuable aux participations ne donnant pas le contrôle dans des filiales
Banco Colpatria Multiblanca Colpatria S.A.1)	49,0%	327	$–	$100	$–	$
Scotia Group Jamaica Limited	28,2%	232	233	37	36
Scotiabank Trinidad and Tobago Limited	49,1%	234	210	43	40
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	2,7%	137	136	9	7
Scotiabank Peru S.A.A.	2,2%	20	17	5	5
Autres	s.o.	16	30	4	3
Total		966	$626	$198	$91	$

1)	Les détenteurs de participations ne donnant pas le contrôle dans Banco Colpatria Multibanca Colpatria S.A. ont le droit de vendre leur participation à la Banque après le septième anniversaire (17 janvier 2019) et à des intervalles convenus par la suite à la juste valeur de marché.

35	Revenus tirés des frais et des commissions

Le tableau ci-dessous présente la ventilation des revenus tirés des services bancaires et des revenus tirés des services de gestion de patrimoine compris dans les revenus tirés des frais et des commissions.

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Services bancaires
Revenus sur cartes	768	$608	$
Services de dépôt et de paiement	1 083	973
Commissions de crédit	897	856
Autres	467	435
Total des revenus tirés des services bancaires	3 215	$2 872	$
Services de gestion de patrimoine
Fonds communs de placement	1 125	$940	$
Commissions de courtage	721	728
Frais de gestion de placements et frais de fiducie	324	295
Total des revenus tirés des services de gestion de patrimoine	2 170	$1 963	$

36	Revenus provenant des activités de transaction

Le tableau ci-dessous présente la ventilation des revenus provenant des activités de transaction.

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Taux d’intérêt et crédit	520	$322	$
Titres de capitaux propres	115	27
Marchandises	425	335
Conversion des monnaies étrangères	232	181
Autres	24	(35)
Total	1 316	$830	$

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ÉTATS FINANCIERS CONSOLIDÉS

37	Résultat par action

Pour les exercices clos les 31 octobre (en millions de dollars)	2012	2011
Bénéfice de base par action ordinaire
Bénéfice net attribuable aux actionnaires ordinaires	6 023	$4 965	$
Nombre moyen d’actions ordinaires en circulation (en millions)	1 133	1 072
Bénéfice de base par action ordinaire1) (en dollars)	5,31	$4,63	$
Bénéfice dilué par action ordinaire
Bénéfice net attribuable aux actionnaires ordinaires	6 023	$4 965	$
Ajustements du bénéfice net2)
Instruments de fonds propres	54	71
Options au titre de paiements fondés sur des actions	(21)	(21)
Bénéfice ajusté attribuable aux actionnaires ordinaires	6 056	$5 015	$
Nombre moyen d’actions ordinaires en circulation (en millions)	1 133	1 072
Ajustements du nombre moyen d’actions2)
Instruments de fonds propres (en millions)	23	30
Options au titre de paiements fondés sur des actions (en millions)	4	6
Nombre moyen dilué d’actions ordinaires en circulation (en millions)	1 160	1 108
Bénéfice dilué par action ordinaire1) (en dollars)	5,22	$4,53	$

1)	Le bénéfice par action est exprimé en dollars et il est fondé sur le nombre d’actions en circulation.
2)	Certaines options et composantes alternatives de droits à l’appréciation d’actions étaient antidilutives au cours des périodes présentées et, par conséquent, n’ont pas été incluses dans le calcul du bénéfice dilué par action.

Au cours de l’exercice, certains salariés ont volontairement renoncé à 6 739 163 composantes alternatives DAA tout en conservant les options sur actions correspondantes (se reporter à la note 29). Ces renonciations n’ont eu aucune incidence importante sur le bénéfice dilué par action. Après la date de clôture, 1 371 282 composantes alternatives DAA ont fait l’objet d’une renonciation (se reporter à la note 41).

Le calcul du bénéfice dilué par action tient compte de l’effet dilutif de certains instruments de fonds propres (titres fiduciaires de la Banque Scotia de séries 2000-1, 2002-1 et 2003-1) pour les périodes au cours desquelles ces titres étaient en circulation. L’incidence de l’inclusion de ces instruments sur le bénéfice dilué par action s’est chiffrée à 0,06 $ (0,05 $ en 2011). Le calcul tient également compte de l’effet dilutif des options au titre de paiements fondés sur des actions et des composantes alternatives DAA. L’incidence de ces instruments s’est chiffrée à 0,03 $ (0,05 $ en 2011).

38	Garanties et engagements

a)	Garanties

La Banque conclut divers types de garanties dans le cours normal de ses activités. Une garantie s’entend d’une entente avec une contrepartie aux termes de laquelle un paiement devra être effectué advenant des événements déclencheurs définis. Les garanties et engagements d’indemnisation que la Banque propose à sa clientèle et à d’autres parties sont présentés ci-dessous.

	Aux		Ouverture au
	31 octobre 2012	31 octobre 2011	1er novembre 2010
(en millions de dollars)	Plafond éventuel de paiements futurs1)	Plafond éventuel de paiements futurs1)	Plafond éventuel de paiements futurs1)
Lettres de crédit de soutien et lettres de garantie	22 136	$21 150	$20 450	$
Facilités de trésorerie	3 926	2 854	1 837
Instruments dérivés	4 910	2 537	3 071
Engagements d’indemnisation	552	559	538

1)	Le plafond éventuel des paiements futurs représente les garanties qui peuvent être quantifiées, mais il exclut les autres garanties qui ne peuvent l’être. Étant donné que bon nombre de ces garanties ne seront pas mises en jeu et que le plafond éventuel des paiements futurs indiqué ci-dessus ne tient pas compte d’un recouvrement possible par voie de recours ou de dispositions constitutives d’une sûreté prévus dans la garantie, les montants susmentionnés ne sont pas représentatifs des besoins futurs de trésorerie, du risque de crédit ni des pertes prévues de la Banque découlant de ces arrangements.

i) Lettres de crédit de soutien et lettres de garantie

Les lettres de crédit de soutien et lettres de garantie sont émises à la demande d’un client de la Banque afin de garantir ses obligations de paiement ou d’exécution à l’endroit d’un tiers. Ces garanties représentent une obligation irrévocable de la Banque de payer le tiers bénéficiaire sur présentation de la garantie, une fois satisfaites les exigences documentaires qui y sont stipulées, sans qu’il faille enquêter sur la validité de la créance du bénéficiaire à l’endroit du client. En règle générale, l’échéance de ces garanties n’excède pas quatre ans. Les types et les montants de garantie additionnelle détenue par la Banque pour ces garanties sont habituellement identiques à ceux qui sont exigés pour les prêts. Au 31 octobre 2012, un montant de 4 millions de dollars (8 millions de dollars en 2011; 9 millions de dollars au 1er novembre 2010) était inscrit sous « Autres passifs » dans l’état consolidé de la situation financière au titre de ces garanties.

ii) Facilités de trésorerie

La Banque fournit des facilités de trésorerie de sûreté à des fonds multicédants émettant du papier commercial adossé à des actifs, lesquels sont gérés par la Banque et par des tiers. Ces facilités représentent habituellement une source de financement de rechange, advenant qu’une perturbation du marché empêche un fonds multicédants d’émettre du papier commercial ou que certaines conditions convenues ou mesures de performance ne soient pas respectées. Ces facilités ont habituellement une échéance maximale de trois ans. Des facilités de trésorerie de sûreté fournies à des fonds multicédants émettant du papier commercial adossé à des actifs de 3 926 millions de dollars (2 854 millions de dollars en 2011; 1 837 millions de dollars au 1er novembre 2010), une tranche de 89% (85 % en 2011) correspondait à la trésorerie affectée aux fonds multicédants parrainés par la Banque.

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iii) Instruments dérivés

La Banque conclut des contrats sur produits dérivés de crédit aux termes desquels la contrepartie est compensée pour les pertes sur un actif désigné, habituellement un prêt ou une obligation, advenant un événement déclencheur défini. La Banque conclut également des options aux termes desquelles la contrepartie reçoit le droit, mais non l’obligation, de vendre une quantité donnée d’un instrument financier à un prix prédéterminé à une date fixée d’avance ou avant cette date. Ces options sont habituellement liées à des taux d’intérêt, à des taux de change, à des prix de marchandises ou à des cours d’actions. En règle générale, une société ou une administration publique est la contrepartie aux contrats sur produits dérivés de crédit et aux options qui réunissent les caractéristiques des garanties décrites ci-dessus. Le plafond éventuel des paiements futurs présenté dans le tableau ci-dessus se rapporte aux contrats sur produits dérivés de crédit, aux options de vente et aux planchers. Par contre, il exclut certains contrats sur produits dérivés tels que les plafonds, la nature de ces contrats empêchant la quantification du plafond éventuel des paiements futurs. Au 31 octobre 2012, un montant de 372 millions de dollars (215 millions de dollars en 2011; 196 millions de dollars au 1er novembre 2010) était inscrit dans les passifs liés aux instruments dérivés dans l’état consolidé de la situation financière relativement à ces instruments dérivés.

iv) Engagements d’indemnisation

Dans le cours normal de ses activités, la Banque conclut de nombreux contrats prévoyant des dispositions d’indemnisation, dont des contrats d’achat, des conventions de service, des contrats de licence de marques, des contrats d’entiercement, des ventes d’actifs ou d’entreprises, des ententes d’impartition, des contrats de location, des conventions de systèmes de compensation, des mécanismes de prêt de titres et des transactions structurées. En ce qui concerne certains types d’entente, la Banque peut, à son tour, obtenir un engagement d’indemnisation d’une autre partie à l’entente ou elle peut avoir accès à une garantie aux termes des recours prévus au contrat. Dans bien des cas, les dispositions d’indemnisation ne renferment aucun montant ou plafond prédéterminés, et il est difficile de prédire quand auront lieu les événements susceptibles d’entraîner un paiement. Par conséquent, la Banque ne peut estimer dans tous les cas le plafond des paiements futurs qu’elle peut être appelée à verser ni le montant de la garantie ou des actifs disponibles aux termes des recours prévus au contrat qui atténuerait ces paiements. À ce jour, la Banque n’a jamais versé de paiements appréciables aux termes de ces engagements d’indemnisation. Au 31 octobre 2012, un montant de 4 millions de dollars (4 millions de dollars en 2011; 4 millions de dollars au 1er novembre 2010) était inscrit sous « Autres passifs » dans l’état consolidé de la situation financière au titre des engagements d’indemnisation.

b)	Autres engagements indirects

Dans le cours normal des activités, divers autres engagements indirects sont en cours, lesquels ne sont pas reflétés dans l’état consolidé de la situation financière. Ces engagements peuvent prendre diverses formes, notamment :

–	des lettres de crédit commerciales aux termes desquelles la Banque s’engage à honorer les traites présentées par un tiers après l’exécution de certaines activités;
–	des engagements de crédit, qui représentent une promesse de rendre disponible, à certaines conditions, un crédit soit sous forme de prêt ou d’autres instruments de crédit d’un montant et d’une durée déterminés;
–	le prêt de titres lorsque la Banque, à titre de mandant ou de mandataire, consent à prêter des titres à un emprunteur. L’emprunteur doit garantir le prêt de titres en tout temps par l’affectation de biens suffisants. La valeur de marché des biens affectés en garantie est surveillée et comparée aux sommes dues aux termes du prêt et, s’il y a lieu, la Banque obtient une garantie additionnelle;
–	des engagements d’achat de titres aux termes desquels la Banque s’engage à financer des placements futurs.

Ces instruments financiers sont assujettis aux normes habituelles en matière de crédit, de contrôle financier et de surveillance.

Le tableau ci-dessous donne une répartition détaillée des autres engagements indirects de la Banque, représentés par les montants contractuels des engagements ou contrats s’y rattachant qui ne sont pas reflétés dans l’état consolidé de la situation financière.

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 20111)	1er novembre 20101)
Lettres de crédit commerciales	1 133	$1 340	$1 090	$
Engagements de crédit2)
Échéance initiale de un an ou moins	40 691	39 685	40 743
Échéance initiale de plus de un an	69 178	65 029	60 418
Prêts de titres	14 408	12 334	12 463
Engagements d’achat de titres et autres engagements	678	574	436
Total	126 088	$118 962	$115 150	$

1)	Les montants liés aux entités ad hoc sont présentés à la note 14.
2)	Comprend les facilités de trésorerie, déduction faite des rehaussements de crédit.

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c)	Actifs donnés en nantissement et mise en pension de titres

Dans le cours normal de ses activités, la Banque donne des titres et d’autres actifs en nantissement de passifs. Des titres sont par ailleurs mis en pension. La valeur comptable des actifs donnés en nantissement et le détail des activités connexes sont présentés ci-dessous :

	Aux		Ouverture au
(en millions de dollars)	31 octobre 2012	31 octobre 20111)	1er novembre 20101)
Actifs donnés en nantissement aux entités suivantes :
Banque du Canada2)	25	$25	$25	$
Administrations publiques et banques centrales étrangères2)	4 859	6 293	7 044
Systèmes de compensation et de paiement et dépositaires2)	1 920	1 853	2 026
Actifs donnés en nantissement au titre de transactions sur instruments dérivés négociés en bourse	1 465	1 293	561
Actifs donnés en nantissement à titre de garantie pour les titres empruntés et prêtés	38 624	31 684	33 015
Actifs donnés en nantissement au titre de transactions sur instruments dérivés négociés de gré à gré	5 371	4 994	5 267
Actifs donnés en nantissement au titre du programme d’obligations couvertes (note 21)	17 071	11 235	7 335
Actifs donnés en nantissement aux termes des programmes de la SCHL (note 12)	25 476	25 002	23 381
Autres	3 005	3 395	352
Total des actifs donnés en nantissement	97 816	$85 774	$79 006	$
Obligations relatives aux titres mis en pension	56 949	38 216	32 788
Total3)	154 765	$123 990	$111 794	$

1)	Les chiffres comparatifs ont été reclassés pour qu’ils soient conformes à la présentation de l’exercice à l’étude.
2)	Comprend les actifs donnés en nantissement aux fins de participation dans des systèmes de compensation et de paiement ou en vue d’avoir accès à des dépositaires ou aux installations de banques centrales dans des territoires étrangers.
3)	Les actifs donnés en nantissement comprennent des actifs qui ont été reçus de contreparties dans le cours normal des activités dans le cadre de transactions de financement ou de transactions sur dérivés.

d)	Autres contrats à exécuter

La Banque et ses filiales ont conclu certains contrats à exécuter à long terme relativement à des services impartis. Les ententes d’impartition importantes sont assorties de taux variables fondés sur l’utilisation et sont résiliables moyennant préavis.

39	Instruments financiers – gestion des risques

Les principales activités commerciales de la Banque donnent lieu à un état de la situation financière composé essentiellement d’instruments financiers. En outre, la Banque utilise des instruments financiers dérivés tant à des fins de transaction que de couverture. Les principaux risques financiers découlant de la transaction d’instruments financiers comprennent le risque de crédit, le risque de liquidité et le risque de marché. Le cadre de gestion du risque élaboré par la Banque pour contrôler, évaluer et gérer ces risques est le même que celui qui était en place au 31 octobre 2012 :

–	des pratiques exhaustives de gestion du risque qui déterminent la tolérance de la Banque au risque, qui établissent les plafonds et contrôles selon lesquels la Banque et ses filiales peuvent exercer leurs activités et qui tiennent compte des exigences des autorités de réglementation. Ces politiques sont approuvées par le conseil d’administration de la Banque, directement ou par l’entremise du Comité de direction et de gestion du risque (le conseil);
–	des lignes directrices sont élaborées afin de clarifier les plafonds inhérents au risque et les conditions aux termes desquelles les politiques de gestion du risque de la Banque doivent être mises en œuvre;
–	des processus sont mis en place afin de permettre la définition, l’évaluation, la documentation, la communication et le contrôle des risques. Des normes établissent l’étendue et les attentes en matière de qualité de l’information nécessaire à la prise de décision;
–	l’observation des politiques, des plafonds et des lignes directrices en matière de gestion du risque est évaluée et contrôlée, et des rapports à cet effet sont produits afin de veiller à ce que les objectifs établis soient atteints.

De plus amples détails sur la juste valeur des instruments financiers et sur la façon dont ces montants sont établis sont fournis à la note 6. La note 9 fournit des détails sur les modalités des instruments financiers dérivés de la Banque, notamment les montants notionnels, la durée à courir jusqu’à l’échéance, le risque de crédit et la juste valeur des instruments dérivés utilisés dans le cadre des activités de transaction et de couverture.

a)	Risque de crédit

Le risque de crédit est le risque que la Banque subisse une perte si un emprunteur ou une contrepartie n’honore pas ses obligations financières ou contractuelles. Le groupe Gestion du risque global élabore la stratégie de gestion du risque et la politique sur le risque de crédit de la Banque, et celles-ci sont examinées et approuvées tous les ans par le conseil d’administration. La stratégie de gestion du risque de crédit définit les marchés cibles et le seuil de tolérance à l’égard du risque qui sont établis à l’échelle de la Banque, lesquels sont ensuite redéfinis en fonction de chaque secteur d’activité. Cette stratégie a pour objectifs de veiller à ce que pour la Banque, y compris chacun des secteurs d’activité :

–	les marchés cibles et les produits offerts soient bien définis;
–	les paramètres de risque à l’égard de l’octroi de nouveaux prêts et de l’ensemble des portefeuilles soient bien précisés;
–	les transactions, notamment le montage, la syndication, la vente de prêts et les couvertures, soient gérées de manière à ce que les objectifs du portefeuille global soient atteints.

La politique de gestion du risque de crédit précise entre autres choses le détail des systèmes d’évaluation du risque de crédit et des paramètres estimatifs connexes, ainsi que de la délégation de pouvoir sur la question de l’octroi de crédit, du calcul du compte de correction de valeur pour pertes sur créances et de l’autorisation des radiations. Elle fait partie intégrante des politiques et procédures à l’échelle de la Banque qui englobent la gouvernance, la gestion du risque et la structure du contrôle.

Les systèmes de notation du risque de crédit de la Banque permettent d’établir les paramètres estimatifs clés du risque de crédit, lesquels mesurent le risque de crédit et le risque inhérent à une transaction. Pour les expositions autres qu’envers les portefeuilles de prêts aux particuliers, les paramètres sont associés à chaque facilité de crédit au moyen d’une notation pour l’emprunteur et d’une notation pour la transaction. Le risque inhérent à l’emprunteur est évalué à l’aide de méthodes propres à un secteur du marché ou à un secteur d’activité donné. Le risque inhérent aux facilités accordées à un emprunteur donné est évalué à la lumière de la structure des facilités et des garanties. En ce qui concerne les portefeuilles de prêts aux particuliers, chaque cas est attribué à une catégorie (prêts hypothécaires garantis, autres transactions de détail – crédit à terme, crédit renouvelable non garanti) et, au sein de chaque catégorie, à une notation du risque. Cette méthode permet de bien différencier les risques et d’estimer, d’une manière appropriée et uniforme, les caractéristiques de la perte éventuelle au niveau de la catégorie et des notations du risque. Il y a lieu de se reporter à la note 9 c) pour obtenir plus de détails sur le risque de crédit se rapportant aux dérivés.

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i) Expositions au risque de crédit

Les expositions au risque de crédit présentées ci-dessous sont fondées sur des approches conformes à l’accord de Bâle II appliquées par la Banque. Tous les portefeuilles canadiens, américains et européens d’une importance significative sont soumis à l’approche avancée fondée sur les notations internes (l’« approche NI avancée »), et il en est de même pour une proportion importante des portefeuilles de sociétés et d’entreprises à l’échelle internationale depuis 2012. L’approche standard est appliquée aux autres portefeuilles, y compris à d’autres portefeuilles individuels. Aux termes de l’approche NI avancée, la Banque utilise des paramètres estimatifs internes du risque fondés sur des données historiques en ce qui a trait à la probabilité de défaut (« PD »), à la perte en cas de défaut (« PCD ») et à l’exposition en cas de défaut (« ECD »), lesquelles expressions sont définies comme suit :

–	ECD : correspond normalement à l’exposition brute prévue, soit le montant en cours au titre de l’exposition liée à des éléments figurant à l’état de la situation financière et le montant équivalent de prêt au titre de l’exposition liée à des éléments ne figurant pas à l’état de la situation financière.
–	PD : correspond à la probabilité, exprimée en pourcentage, que l’emprunteur se trouve en situation de défaut dans un horizon de un an.
–	PCD : correspond à la gravité de la perte sur une facilité dans l’éventualité où l’emprunteur se trouve en situation de défaut, exprimée en pourcentage de l’exposition en cas de défaut.

Aux termes de l’approche standard, le risque de crédit est estimé selon les pondérations de risque définies par l’accord de Bâle II, en fonction soit des évaluations du crédit effectuées par des agences de notation externes, soit du type de contrepartie en ce qui a trait aux expositions autres qu’envers les prêts aux particuliers et du type de produit pour les expositions envers les prêts aux particuliers. Les pondérations de risque aux fins de l’approche standard tiennent également compte d’autres facteurs tels que les provisions spécifiques pour les expositions en défaut, les garanties admissibles et le ratio prêt/valeur pour les expositions liées aux prêts aux particuliers garantis par des biens immeubles.

	IFRS					PCGR du Canada
Aux (en millions de dollars)	31 octobre 2012					31 octobre 20112)	Ouverture au 1er novembre 20102)
Exposition en cas de défaut1)
Catégories de notations internes	Montants prélevés3)	Engagements non prélevés	Autres expositions4)	Total		Total	Total
Par types de contreparties
Prêts autres qu’aux particuliers
Portefeuille soumis à l’approche NI avancée
Prêts aux sociétés	77 418	$40 560	$39 356	$157 334	$	147 177	$111 522	$
Prêts aux banques	31 623	10 893	16 919	59 435		55 791	43 508
Prêts aux emprunteurs souverains5)	137 073	1 198	3 220	141 491		105 314	82 728
	246 114	52 651	59 495	358 260		308 282	237 758
Portefeuille soumis à l’approche standard
Prêts aux sociétés	35 556	2 496	1 846	39 898		30 653	51 202
Prêts aux banques	3 588	167	38	3 793		3 895	14 564
Prêts aux emprunteurs souverains	5 122	83	–	5 205		3 421	13 029
	44 266	2 746	1 884	48 896		37 969	78 795
Total – prêts autres qu’aux particuliers	290 380	$55 397	$61 379	$407 156	$	346 251	$316 553	$
Prêts aux particuliers
Portefeuille soumis à l’approche NI avancée
Prêts garantis par des biens immeubles	85 926	$11 759	$–	$97 685	$	103 515	$98 744	$
Prêts renouvelables admissibles	14 414	11 613	–	26 027		26 434	19 783
Autres prêts aux particuliers	16 025	749	–	16 774		14 169	12 424
	116 365	24 121	–	140 486		144 118	130 951
Portefeuille soumis à l’approche standard
Prêts garantis par des biens immeubles	18 848	–	–	18 848		16 592	16 666
Autres prêts aux particuliers	16 913	–	–	16 913		13 669	12 567
	35 761	–	–	35 761		30 261	29 233
Total – prêts aux particuliers	152 126	$24 121	$–	$176 247	$	174 379	$160 184	$
Total	442 506	$79 518	$61 379	$583 403	$	520 630	$476 737	$
Par secteurs géographiques6)
Canada	264 602	$51 343	$23 375	$339 320	$	305 644	$280 984	$
États-Unis	53 056	17 173	24 555	94 784		80 603	73 316
Mexique	13 078	242	759	14 079		12 501	12 658
Autres pays
Europe	16 308	4 997	6 418	27 723		27 279	27 153
Antilles	28 942	1 744	2 014	32 700		31 835	30 490
Amérique latine (sauf le Mexique)	39 231	874	2 207	42 312		29 476	25 267
Tous les autres pays	27 289	3 145	2 051	32 485		33 292	26 869
Total	442 506	$79 518	$61 379	$583 403	$	520 630	$476 737	$

1)	L’exposition en cas de défaut est présentée compte tenu des mesures d’atténuation du risque de crédit. L’exposition ne tient pas compte des titres de capitaux propres disponibles à la vente ni des autres actifs.

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2)	Les montants de la période précédente n’ont pas été retraités puisqu’ils représentent les montants réels présentés pour cette période à des fins réglementaires.
3)	Les montants prélevés au titre des prêts autres qu’aux particuliers comprennent les prêts, les acceptations, les dépôts auprès d’autres banques et les titres de créance disponibles à la vente. Les montants prélevés liés aux portefeuilles de prêts aux particuliers comprennent les prêts hypothécaires à l’habitation, les prêts sur cartes de crédit, les marges de crédit et les autres prêts personnels.
4)	Ne s’applique pas aux expositions envers les prêts aux particuliers. Comprend les instruments de crédit ne figurant pas à l’état de la situation financière tels que les lettres de crédit de soutien, les lettres de garantie, les titrisations, les instruments dérivés et les transactions de pension sur titres (prises en pension, mises en pension ainsi que prêts et emprunts de titres), déduction faite des garanties connexes.
5)	Les montants prélevés liés aux portefeuilles de prêts autres qu’autres particuliers selon l’approche NI avancée comprennent les prêts hypothécaires garantis par l’État. Les montants de 2012 comprennent les prêts hypothécaires à l’habitation garantis qui figurent à l’état de la situation financière par suite de l’adoption des IFRS, mais ils en étaient exclus aux termes des PCGR du Canada.
6)	La répartition géographique se fonde sur le lieu d’origine du risque de crédit ultime.

Catégories d’actifs inscrits à l’état consolidé de la situation financière, ventilées selon leur exposition au risque de crédit

Le tableau ci-dessous présente les catégories d’actifs inscrites à l’état de la situation financière qui sont incluses dans les différentes catégories d’exposition aux risques aux termes de l’accord de Bâle II, telles que celles-ci sont présentées dans le sommaire des expositions au risque de crédit figurant à la page 168 des présents états financiers. Les montants aux termes des règles de Bâle II ne comprennent pas certains actifs tels que la trésorerie, les métaux précieux, les titres de placement (capitaux propres) et les autres actifs. Les expositions au risque de crédit aux termes de l’accord de Bâle II excluent également certains actifs détenus à des fins de transaction et tous les actifs des filiales d’assurance de la Banque.

Expositions relatives aux actifs inscrits à l’état consolidé de la situation financière
	Montants prélevés1)				Autres expositions
Au 31 octobre 2012 (en millions de dollars)	Prêts autres qu’aux particuliers		Prêts aux particuliers	Titrisations	Transactions de pension sur titres	Instruments dérivés
Trésorerie et dépôts auprès d’autres banques	43 764		$–	$–	$9 039	$–	$
Actifs (prêts) détenus à des fins de transaction	10 395		–	–	–	–
Titres de placement (titres de créance)	28 958		–	158	–	–
Titres pris en pension	–		–	–	47 354	–
Instruments financiers dérivés	–		–	–	–	30 327
Prêts
Prêts hypothécaires à l’habitation	88 968	2)	86 076	–	–	–
Prêts personnels et sur cartes de crédit	–		65 907	1 771	–	–
Prêts aux entreprises et aux administrations publiques	108 277		–	6 442	9 264	–
Engagements de clients en contrepartie d’acceptations	8 932		–	–	–	–
Autres	1 086		143	–	–	–
Total	290 380		$152 126	$8 371	$65 657	$30 327	$

1)	Avant les comptes de correction de valeur pour pertes sur créances au titre des expositions aux prêts soumis à l’approche NI avancée et déduction faite des comptes de correction de valeur pour pertes sur créances au titre des expositions aux prêts soumis à l’approche standard.
2)	Comprend des prêts hypothécaires de 88,7 milliards de dollars garantis par Société canadienne d’hypothèque et de logement, y compris 90 % des prêts hypothécaires assurés par le secteur privé.

Expositions relatives aux actifs inscrits à l’état consolidé de la situation financière
	Montants prélevés2)				Autres expositions
Au 31 octobre 2011 (en millions de dollars)1)	Prêts autres qu’aux particuliers		Prêts aux particuliers	Titrisations	Transactions de pension sur titres	Instruments dérivés
Trésorerie et dépôts auprès d’autres banques	36 396		$–	$–	$6 914	$–	$
Actifs (prêts) détenus à des fins de transaction	10 180		–	–	–	–
Titres de placement (titres de créance)	26 179		21 446	397	–	–
Titres pris en pension	–		–	–	34 582	–
Instruments financiers dérivés	–		–	–	–	37 208
Prêts
Prêts hypothécaires à l’habitation	53 982	3)	68 641	–	–	–
Prêts personnels et sur cartes de crédit	–		59 562	2 934	–	–
Prêts aux entreprises et aux administrations publiques	93 173		–	1 126	7 814	–
Engagements de clients en contrepartie d’acceptations	8 171		–	–	–	–
Autres	1 303		125	–	–	–
Total	229 384		$149 774	$4 457	$49 310	$37 208	$
Au 1er novembre 2010	201 014		$153 412	$6 926	$41 238	$26 852	$

1)	Les montants de la période précédente n’ont pas été retraités puisqu’ils représentent les montants réels présentés pour cette période à des fins réglementaires.
2)	Avant les comptes de correction de valeur pour pertes sur créances au titre des expositions aux prêts soumis à l’approche NI avancée et déduction faite des comptes de correction de valeur pour pertes sur créances au titre des expositions aux prêts soumis à l’approche standard.
3)	Comprend des prêts hypothécaires de 53,6 milliards de dollars garantis par Société canadienne d’hypothèque et de logement, y compris 90 % des prêts hypothécaires assurés par le secteur privé.

ii) Qualité du crédit relative aux prêts autres qu’aux particuliers

Les décisions en matière de crédit sont fondées sur l’évaluation du risque de crédit de l’emprunteur ou de la contrepartie. Parmi les principaux facteurs dont l’évaluation tient compte, mentionnons l’équipe de direction de l’emprunteur, les résultats financiers actuels et prévus ainsi que les antécédents en matière de crédit de l’emprunteur, le secteur au sein duquel l’emprunteur exerce ses activités, les tendances économiques et le risque

géopolitique. Les unités opérationnelles de la Banque et le groupe Gestion du risque global passent régulièrement en revue la qualité du crédit du portefeuille de prêts à l’échelle de la Banque afin d’évaluer si des tendances économiques ou des événements particuliers peuvent avoir une incidence sur le rendement du portefeuille.

Le portefeuille de prêts autres qu’aux particuliers de la Banque est bien diversifié par secteurs. Aux 31 octobre 2012 et 2011 de même qu’au

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1er novembre 2010, une proportion considérable du portefeuille de prêts aux entreprises et aux sociétés autorisés était constituée de prêts évalués en interne selon une notation qui correspondrait, en règle générale, à une notation de première qualité de la part d’agences de notation externes. Les concentrations du risque de crédit n’affichent aucune variation importante par rapport au 31 octobre 2011.

Des notations internes sont utilisées afin de définir le risque de défaut d’un emprunteur. Le tableau qui suit présente les notations internes attribuées aux emprunteurs par la Banque et les notations équivalentes des agences de notation externes.

Notations internes et notations externes équivalentes
Notations externes équivalentes
Notations internes	Moodys	S&P
Première qualité
99 – 98	De Aaa à Aa1	De AAA à AA+
95 – 90	De Aa2 à A3	De AA à A-
87 – 83	De Baa1 à Baa3	De BBB+ à BBB-
Qualité inférieure
80 – 75	De Ba1 à Ba3	De BB+ à BB-
73 – 70	De B1 à B3	De B+ à B-
Sous surveillance
65 – 30	De Caa1 à Ca	De CCC+ à CC
Défaut
27 – 21

Portefeuille de prêts autres qu’aux particuliers soumis à l’approche NI avancée

Le tableau qui suit présente la qualité du crédit du portefeuille de prêts autres qu’aux particuliers soumis à l’approche NI avancée, selon les catégories de risque des notations internes attribuées aux emprunteurs :

	IFRS					PCGR du Canada
	2012					20111)	Ouverture au 1er novembre 20101)
Exposition en cas de défaut2)
Aux 31 octobre (en millions de dollars) Catégories de notations internes	Montants prélevés	Engagements non prélevés	Autres expositions3)	Total		Total	Total
Première qualité	113 241	$40 939	$52 861	$207 041	$	190 928	$145 253	$
Qualité inférieure	39 982	11 453	6 124	57 559		58 427	38 967
Sous surveillance	2 326	164	171	2 661		3 019	3 185
Défaut	1 821	95	81	1 997		1 763	837
Total, exclusion faite des prêts hypothécaires à l’habitation	157 370	$52 651	$59 237	$269 258	$	254 137	$188 242	$
Prêts hypothécaires à l’habitation garantis par l’État4)	88 744	–	–	88 744		53 552	48 733
Total	246 114	$52 651	$59 237	$358 002	$	307 689	$236 975	$

1)	Les montants de la période précédente n’ont pas été retraités puisqu’ils représentent les montants réels présentés pour cette période à des fins réglementaires.
2)	Après les mesures d’atténuation du risque de crédit.
3)

Comprend des instruments de crédit ne figurant pas à l’état de la situation financière tels que des lettres de crédit de soutien, des lettres de garantie, exclusion faite de la protection contre les premières pertes de 258 $ (593 $ au 31 octobre 2011; 783 $ au 1er novembre 2010) et des transactions de pension sur titres (prises en pension, mises en pension et prêts et emprunts de titres), déduction faite des garanties connexes.

4)	Aux termes de l’accord de Bâle II, ces expositions sont classées à titre d’expositions aux emprunteurs souverains et elles font partie de la catégorie des prêts autres qu’aux particuliers.

Portefeuille de prêts autres qu’aux particuliers soumis à l’approche standard

Au 31 octobre 2012, le portefeuille de prêts autres qu’aux particuliers soumis à l’approche standard se composait de montants prélevés, d’engagements non prélevés et d’autres expositions liées à des prêts à des sociétés, à des banques et à des emprunteurs souverains totalisant 49 milliards de dollars (38 milliards de dollars au 31 octobre 2011;

79 milliards de dollars au 1er novembre 2010). Les expositions liées à la plupart des prêts à des sociétés et à des entreprises, principalement aux Antilles et en Amérique latine, se rapportent à des contreparties dont la cote de solvabilité n’est pas de première qualité selon les systèmes de notations internes de la Banque.

iii) Qualité du crédit relative aux prêts aux particuliers

Les méthodes de la Banque en matière d’octroi de crédit et de modélisation des risques sont davantage centrées sur le client que sur le produit. En règle générale, les décisions liées aux prêts à la consommation sont fondées sur des notations de risque qui sont générées à l’aide de modèles prédictifs d’évaluation. Chaque demande de crédit est traitée par le logiciel d’approbation de crédit de la Banque, qui permet de calculer la dette maximale que le client peut contracter. Les portefeuilles de prêts aux particuliers de la Banque se composent de prêts d’un montant relativement peu élevé à un grand nombre d’emprunteurs. Ces portefeuilles sont répartis dans tout le Canada ainsi que dans un grand nombre de pays. En raison de leur nature, ces portefeuilles sont donc très diversifiés. Par ailleurs, au 31 octobre 2012, une tranche de 60 % du portefeuille de prêts hypothécaires à l’habitation du Réseau canadien était assurée, et le ratio prêt/valeur moyen de la tranche non assurée du portefeuille s’établissait à 54%.

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ÉTATS FINANCIERS CONSOLIDÉS

Portefeuille de prêts aux particuliers soumis à l’approche NI avancée

Les données du tableau qui suit présentent la répartition de l’exposition liée au portefeuille de prêts aux particuliers soumis à l’approche NI avancée pour chaque notation de PD, par catégories d’exposition.

	IFRS							PCGR du Canada
Aux 31 octobre (en millions de dollars)	2012							20111)	Ouverture au 1er novembre 20101)
	Exposition en cas de défaut2)
		Prêts garantis par des biens immeubles
Notation de PD	Fourchette de PD	Prêts hypothécaires	Marges de crédit	Prêts renouvelables admissibles	Autres prêts aux particuliers	Total		Total	Total
Très faible	0,0000% – 0,2099%	45 253	$22 283	$10 613	$2 382	$80 531	$	92 167	$84 182	$
Faible	0,2100% – 0,4599%	4 088	901	4 528	7 060	16 577		16 370	19 510
Moyenne	0,4600% – 3,1999%	16 026	4 742	7 635	5 467	33 870		27 682	23 249
Élevée	3,2000% – 17,2899%	1 344	1 994	2 735	1 474	7 547		6 253	2 461
Très élevée	17,2900% – 99,9999%	632	212	321	293	1 458		1 104	998
Défaut	100%	179	31	195	98	503		542	551
Total		67 522	$30 163	$26 027	$16 774	$140 486	$	144 118	$130 951	$

1)	Les montants de la période précédente n’ont pas été retraités puisqu’ils représentent les montants réels présentés pour cette période à des fins réglementaires.
2)	Après les mesures d’atténuation du risque de crédit.

Portefeuille de prêts aux particuliers soumis à l’approche standard

Au 31 octobre 2012, le portefeuille de prêts aux particuliers soumis à l’approche standard se chiffrait à 36 milliards de dollars (30 milliards de dollars au 31 octobre 2011; 29 milliards de dollars au 1er novembre 2010) et se composait de prêts hypothécaires à l’habitation, de prêts personnels, de prêts sur cartes de crédit et de marges de crédit consenties à des particuliers, principalement aux Antilles et en Amérique latine. Une tranche de 19 milliards de dollars (17 milliards de dollars au 31 octobre 2011; 17 milliards de dollars au 1er novembre 2010) du portefeuille total de prêts aux particuliers soumis à l’approche standard correspondait à des prêts hypothécaires et à des prêts garantis par des biens immeubles résidentiels, la plupart de ceux-ci ayant un ratio prêt/valeur inférieur à 80%.

iv)	Garanties

Garanties détenues

Dans le cours normal de ses activités, la Banque réduit son exposition au risque de contrepartie en obtenant des garanties relativement à des dérivés, à des emprunts et des prêts de titres ainsi qu’à d’autres transactions relatives aux marchés financiers. La liste qui suit présente des exemples de modalités usuelles en matière de garanties pour les transactions de cette nature :

–	Les risques et les avantages liés aux actifs donnés en nantissement incombent à l’emprunteur sur garantie.
–	Des garanties supplémentaires sont exigées lorsque la valeur de marché de l’opération dépasse le seuil convenu avec l’emprunteur sur garantie.
–	La Banque est habituellement autorisée à vendre ou à redonner en nantissement les garanties qu’elle reçoit; ce droit dépend cependant de l’entente aux termes de laquelle chacune des garanties est donnée.
–	Une fois l’obligation acquittée, la Banque doit rendre les actifs donnés en nantissement, sauf lorsque la Banque est autorisée à vendre ou à redonner en nantissement les garanties reçues. La Banque peut alors rendre un actif comparable à l’emprunteur sur garantie.

Au 31 octobre 2012, la valeur de marché des garanties acceptées pouvant être vendues ou redonnées en nantissement par la Banque se chiffrait à

environ 72,3 milliards de dollars (59,3 milliards de dollars au 31 octobre 2011; 44,3 milliards de dollars au 1er novembre 2010). Ces garanties sont détenues principalement dans le cadre de prises en pension, d’emprunts et de prêts de titres ainsi que de transactions sur dérivés.

Garanties données

Dans le cours normal de ses activités, la Banque donne en nantissement des titres et d’autres actifs afin de garantir des obligations, de participer à des systèmes de compensation ou de règlement ou encore d’exercer des activités à l’étranger. La nature et l’envergure des nantissements d’actifs de la Banque sont présentées en détail à la note 38 c). Les nantissements d’actifs sont exécutés selon les modalités habituelles et usuelles applicables aux activités normales visant des dérivés, aux activités d’emprunt et de prêt de titres de même qu’aux autres activités de prêt. La Banque met en œuvre des contrôles de gestion des risques en ce qui a trait au nantissement d’actifs.

Actifs acquis en échange de prêts

La valeur comptable des actifs non financiers acquis en échange de prêts se chiffrait à 375 millions de dollars au 31 octobre 2012 (292 millions de dollars au 31 octobre 2011; 274 millions de dollars au 1er novembre 2010) et elle est inscrite sous « Autres actifs – Autres ».

b)	Risque de liquidité

Le risque de liquidité désigne le risque que la Banque ne puisse remplir ses obligations financières dans les délais prévus, à un prix raisonnable. Le risque de liquidité de la Banque fait l’objet de contrôles de gestion du risque exhaustifs et il est géré dans le cadre des politiques et des plafonds approuvés par le conseil d’administration. Celui-ci reçoit des rapports sur le risque et sur les résultats obtenus par rapport aux plafonds approuvés. Le Comité de gestion du passif (« CGP ») supervise le risque de liquidité pour la haute direction et se réunit chaque semaine à cette fin.

Les éléments clés du cadre de gestion du risque de liquidité de la Banque sont les suivants :

–	établissement de plafonds pour la mesure et la gestion du risque de liquidité, y compris des plafonds à l’égard des sorties de fonds nettes maximales par devises pouvant être effectuées au cours d’une période à court terme donnée;
–	diversification prudente des activités de financement de gros au moyen de divers programmes de financement afin d’accéder aux marchés des capitaux internationaux et de gérer son profil d’échéance, lorsque cela est nécessaire;
–	maintien d’un bloc considérable d’actifs liquides aux fins du soutien des activités. De façon générale, la Banque peut vendre ces actifs ou les donner en nantissement en vue d’honorer ses obligations;
–	simulations de crise visant la liquidité, y compris des scénarios à l’échelle de la Banque, à l’échelle mondiale et systémiques, ainsi qu’à l’échelle de la Banque et systémiques;
–	plans d’urgence en matière de liquidité.

Les établissements de la Banque à l’étranger ont des cadres de gestion de la liquidité qui sont semblables à celui de la Banque. En ce qui a trait au risque de liquidité, les dépôts locaux sont gérés en fonction des cadres de gestion locaux et des exigences réglementaires locales.

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i)	Échéances contractuelles

Les tableaux qui suivent fournissent des détails sur les flux de trésorerie contractuels non actualisés jusqu’à l’échéance de tous les passifs financiers et autres obligations.

Au 31 octobre 2012 (en millions de dollars)	Moins de trois mois	De trois à six mois	De six à douze mois	De un an à cinq ans	Plus de cinq ans	Sans échéance déterminée	Total
Dépôts	128 265	$34 824	$46 458	$98 913	$5 439	$149 710	$463 609	$
Acceptations	8 628	299	5	–	–	–	8 932
Obligations relatives aux titres vendus à découvert	18 622	–	–	–	–	–	18 622
Instruments financiers dérivés	–	–	–	–	–	35 299	35 299
Obligations relatives aux titres mis en pension	50 680	2 931	2 418	920	–	–	56 949
Débentures subordonnées	1 000	–	250	–	8 893	–	10 143
Instruments de fonds propres	–	–	708	–	650	–	1 358
Autres passifs	1 293	1 670	622	3 254	2 547	22 367	31 753
Total	208 488	$39 724	$50 461	$103 087	$17 529	$207 376	$626 665	$

Au 31 octobre 2011 (en millions de dollars)	Moins de trois mois	De trois à six mois	De six à douze mois	De un an à cinq ans	Plus de cinq ans	Sans échéance déterminée	Total
Dépôts	138 669	$19 241	$34 613	$95 961	$5 137	$127 714	$421 335	$
Acceptations	8 025	141	6	–	–	–	8 172
Obligations relatives aux titres vendus à découvert	15 450	–	–	–	–	–	15 450
Instruments financiers dérivés	–	–	–	–	–	40 236	40 236
Obligations relatives aux titres mis en pension	37 286	810	120	–	–	–	38 216
Débentures subordonnées	–	–	–	251	6 672	–	6 923
Instruments de fonds propres	–	–	–	–	2 003	–	2 003
Autres passifs	722	149	396	5 819	958	21 804	29 848
Total	200 152	$20 341	$35 135	$102 031	$14 770	$189 754	$562 183	$

ii)	Engagements de crédit

Dans le cours normal de ses activités, la Banque contracte des engagements de crédit qui représentent une promesse de rendre un crédit disponible à certaines conditions, sous forme de prêts ou d’autres instruments de crédit d’un montant et d’une durée déterminés. Ces engagements, qui ne sont pas reflétés dans l’état consolidé de la situation financière, sont assujettis aux normes habituelles en matière de crédit de même qu’aux procédures usuelles de contrôle financier et de contrôle du risque. Aux 31 octobre 2012 et 2011, la majorité des engagements de crédit avaient une durée à courir jusqu’à l’échéance de moins de un an.

iii)	Instruments dérivés

La Banque est exposée au risque de liquidité lorsqu’elle a recours à des instruments dérivés pour répondre aux besoins des clients, pour générer des revenus de ses activités de transaction, pour gérer les risques de marché et de crédit liés à ses activités d’octroi de prêts, de financement et de placement ainsi que pour réduire le coût de son capital. Un sommaire du profil d’échéance des montants notionnels des instruments dérivés de la Banque est présenté à la note 9 b).

c)	Risque de marché

Le risque de marché découle des fluctuations des prix et des taux du marché (notamment les taux d’intérêt, les écarts de taux, le cours des actions, les cours de change et le prix des marchandises), des corrélations entre ces éléments et de l’ampleur de leur volatilité. Le risque de marché fait l’objet de contrôles de gestion du risque exhaustifs et il est géré au moyen du cadre de politiques et de plafonds à l’égard du risque de marché approuvé par le conseil d’administration. Le CGP et le Comité de gestion du risque de marché et d’application des politiques veillent à l’application du cadre établi par le conseil et surveillent les risques de marché auxquels la Banque est exposée ainsi que les activités qui donnent lieu à ces risques.

La Banque fait appel à un certain nombre de mesures et de modèles pour évaluer et contrôler le risque de marché. Les mesures utilisées sont choisies en fonction d’une évaluation de la nature des risques que comporte une activité donnée. Les principales techniques d’évaluation sont la valeur à risque (« VAR »), les simulations de crise, l’analyse de sensibilité, les modèles de simulation et l’analyse de l’écart de sensibilité aux taux d’intérêt. Le conseil d’administration passe en revue les résultats de ces mesures sur une base trimestrielle. Les modèles sont validés séparément par la Banque avant leur mise en œuvre et ils font l’objet d’un examen périodique officiel.

La VAR est une mesure statistique qui sert à estimer la perte de valeur potentielle des positions vendeur de la Banque attribuable aux fluctuations défavorables des cours du marché sur un horizon temporel déterminé et selon un seuil de confiance donné. La qualité de la VAR de la Banque est validée par des évaluations rétroactives régulières, au cours desquelles la VAR est comparée aux résultats nets hypothétique et réel. À titre de complément à la VAR, la Banque a aussi recours à des simulations de crise afin d’évaluer l’incidence, sur les portefeuilles de transaction, de mouvements anormalement amples dans les facteurs du marché et de périodes d’inactivité prolongée. Le programme de simulations de crise est conçu de manière à déterminer les principaux risques et à faire en sorte que le capital de la Banque puisse absorber les pertes potentielles résultant d’événements anormaux. La Banque soumet ses portefeuilles de transaction à un ensemble de simulations de crise chaque jour, chaque semaine et chaque mois.

L’analyse de sensibilité permet d’évaluer l’effet des variations des taux d’intérêt sur les résultats courants et sur la valeur économique des actifs et des passifs. Les modèles de simulation selon différents scénarios sont particulièrement importants au regard de la gestion du risque inhérent aux produits de dépôt, de prêt et de placement que la Banque offre aux particuliers. L’analyse de l’écart de sensibilité aux taux d’intérêt sert à évaluer la sensibilité aux taux d’intérêt afférente aux services aux particuliers, aux services bancaires de gros et aux opérations internationales de la Banque. Dans le cadre d’une telle analyse, les actifs et les passifs ainsi que les instruments dérivés sensibles aux taux d’intérêt sont classés selon des périodes données, selon les dates contractuelles d’échéance ou de révision des taux d’intérêt, en prenant la date la plus proche, en fonction des dates prévues de modification des taux.

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ÉTATS FINANCIERS CONSOLIDÉS

i)	Risque de taux d’intérêt

Le risque de taux d’intérêt, y compris le risque d’écart de taux, correspond au risque de perte imputable aux variations du degré, de la forme et de l’inclinaison de la courbe de rendement, à la volatilité des taux d’intérêt, aux taux de remboursement anticipé des prêts hypothécaires, aux variations du prix du crédit sur le marché et à la solvabilité d’un émetteur donné. La Banque gère activement son exposition au risque de taux d’intérêt en vue d’améliorer les revenus d’intérêts nets dans le cadre de tolérances établies à l’égard du risque. Le risque de taux d’intérêt découlant des activités de financement et de placement de la Banque est géré conformément aux politiques et aux plafonds globaux approuvés par le conseil, qui visent à contrôler le risque auquel sont assujettis les revenus d’intérêts nets et la valeur économique des capitaux propres. Le plafond relatif au bénéfice mesure l’incidence d’une variation donnée des taux d’intérêt sur le bénéfice net de la Banque au cours des douze prochains mois, tandis que celui qui est lié à la valeur économique mesure l’incidence d’une variation donnée des taux d’intérêt sur la valeur actuelle des actifs nets de la Banque. Celle-ci utilise aussi des plafonds d’écart pour contrôler le risque de taux d’intérêt afférent à chaque monnaie.

Écart de sensibilité aux variations des taux d’intérêt

Le tableau ci-après présente un sommaire de la valeur comptable des actifs, des passifs et des capitaux propres ainsi que les montants notionnels des instruments dérivés afin d’établir l’écart de sensibilité aux variations de taux d’intérêt de la Banque à la date contractuelle d’échéance ou de révision des taux d’intérêt, selon celle qui est la plus rapprochée. À cette fin, des ajustements sont apportés pour tenir compte des remboursements de prêts hypothécaires et d’autres prêts d’après les tendances historiques et reclasser les instruments détenus à des fins de transaction de la Banque dans les catégories « Sensibilité immédiate aux variations de taux d’intérêt » et « Moins de trois mois ».

Au 31 octobre 2012 (en millions de dollars)	Sensibilité immédiate aux variations des taux d’intérêt1)	Moins de trois mois		De trois à douze mois	De un an à cinq ans	Plus de cinq ans	Aucune sensibilité aux variations des taux d’intérêt		Total
Trésorerie et dépôts auprès d’autres banques	30 695	$18 385		$213	$–	$–	$5 511		$54 804	$
Métaux précieux	–	–		–	–	–	12 387		12 387
Actifs détenus à des fins de transaction	38	12 244		7 502	23 665	13 730	30 417		87 596
Actifs financiers désignés à la juste valeur par le biais du résultat net	–	–		–	–	–	197		197
Titres pris en pension	5 333	37 408		4 613	–	–	–		47 354
Titres de placement	3	10 436		4 518	14 355	1 533	2 516	2)	33 361
Prêts	20 624	180 233		31 628	119 612	10 988	1 681	3)	364 766
Autres actifs	–	–		–	–	–	67 579	4)	67 579
Total des actifs	56 693	$258 706		$48 474	$157 632	$26 251	$120 288		$668 044	$
Dépôts	60 475	$245 777		$50 220	$86 300	$4 974	$15 863		$463 609	$
Obligations relatives aux titres vendus à découvert	9	1 071		1 864	6 181	5 881	3 616		18 622
Obligations relatives aux titres mis en pension	18 197	35 018		3 734	–	–	–		56 949
Instruments de fonds propres	–	–		708	–	650	–		1 358
Débentures subordonnées	–	1 300		3 053	3 500	2 290	–		10 143
Autres passifs	1 291	2 352		1 994	1 853	1 896	66 598	4)	75 984
Capitaux propres	–	–		–	–	–	41 379	4)	41 379
Total des passifs et des capitaux propres	79 972	$285 518		$61 573	$97 834	$15 691	$127 456		$668 044	$
Écart lié aux éléments figurant à l’état de la situation financière	(23 279)	(26 812)		(13 099)	59 798	10 560	(7 168)		–
Écart lié aux éléments ne figurant pas à l’état de la situation financière	–	98 027		(70 986)	(32 929)	6 030	(142)		–
Écart de sensibilité aux taux d’intérêt en raison des révisions contractuelles	(23 279)	71 215		(84 085)	26 869	16 590	(7 310)		–
Ajustement en fonction des révisions contractuelles prévues	58 755	(95 346)		63 831	(5 600)	(9 972)	(11 668)		–
Écart de sensibilité aux taux d’intérêt, montant total	35 476	$(24 131	)$	(20 254 )$	21 269	$6 618	$(18 978	)$	–	$

Au 31 octobre 2011 (en millions de dollars)
Écart de sensibilité aux taux d’intérêt, montant total	39 222	$(11 239	)$	(8 013 )$	(1 785 )$	3 753	$(21 938	)$	–	$

1)	Correspond aux instruments financiers dont le taux d’intérêt varie en même temps que le taux d’intérêt sous-jacent, par exemple les prêts portant intérêt au taux préférentiel.
2)	Comprend les actions ordinaires, les actions privilégiées et les participations comptabilisées selon la méthode de la mise en équivalence.
3)	Comprend le montant net des prêts douteux, déduction faite du compte de correction de valeur collectif se rapportant aux prêts productifs.
4)	Comprend les instruments non financiers.

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ÉTATS FINANCIERS CONSOLIDÉS

Taux effectifs moyens à la date contractuelle de révision ou d’échéance, selon la date la plus proche

Les tableaux ci-après donnent un aperçu des taux effectifs moyens des instruments financiers sensibles aux variations des taux d’intérêt à la date contractuelle de révision ou d’échéance, selon la date la plus proche.

Au 31 octobre 2012 (en pourcentage)	Sensibilité immédiate aux variations de taux d’intérêt	Moins de trois mois	De trois à douze mois	De un an à cinq ans	Plus de cinq ans	Aucune sensibilité aux variations de taux d’intérêt	Total
Trésorerie et dépôts auprès d’autres banques	0,2%	0,8%	1,8%	–%	–%	–%	0,5%
Métaux précieux	–	–	–	–	–	–	–
Actifs détenus à des fins de transaction	0,6	1,4	1,8	2,1	4,1	–	2,4
Actifs financiers désignés à la juste valeur par le biais du résultat net	–	–	–	–	–	–	–
Titres pris en pension	0,4	0,9	0,4	–	–	–	0,8
Titres de placement1)	–	3,0	3,9	2,7	3,8	–	3,0
Prêts2)	4,3	3,9	5,9	4,6	6,6	–	4,4
Dépôts3)	0,8	1,1	2,5	2,5	3,4	–	1,5
Obligations relatives aux titres vendus à découvert	0,6	0,6	0,6	1,2	2,0	–	1,4
Obligations relatives aux titres mis en pension3)	0,2	1,3	0,3	–	–	–	0,9
Instruments de fonds propres3)	–	–	6,3	–	7,8	–	7,1
Débentures subordonnées3)	–	5,3	5,4	4,6	3,6	–	4,7	4)
Autres passifs	2,3	4,5	1,8	3,8	2,5	–	3,5

Au 31 octobre 2011 (en pourcentage)	Sensibilité immédiate aux variations de taux d’intérêt	Moins de trois mois	De trois à douze mois	De un an à cinq ans	Plus de cinq ans	Aucune sensibilité aux variations de taux d’intérêt	Total
Trésorerie et dépôts auprès d’autres banques	0,4%	1,0%	1,4%	–%	–%	–%	0,7%
Métaux précieux	–	–	–	–	–	–	–
Actifs détenus à des fins de transaction	–	2,0	2,2	2,2	3,5	–	2,6
Actifs financiers désignés à la juste valeur par le biais du résultat net	–	–	–	–	–	–	–
Titres pris en pension	0,1	1,3	1,0	–	–	–	1,1
Titres de placement1)	1,6	3,2	3,6	3,1	4,5	–	3,3
Prêts2)	4,3	3,3	5,3	4,7	5,7	–	4,0
Dépôts3)	0,9	0,8	2,4	2,9	3,8	–	1,5
Obligations relatives aux titres vendus à découvert	0,2	0,9	1,1	1,0	2,3	–	1,5
Obligations relatives aux titres mis en pension3)	0,1	1,4	1,4	–	–	–	1,1
Instruments de fonds propres3)	–	–	6,6	6,3	7,8	–	6,9
Débentures subordonnées3)	–	–	4,6	5,6	5,7	–	5,5	4)
Autres passifs	3,1	2,6	1,3	3,1	2,5	–	2,4

1)	Le taux effectif est fonction du coût ou du coût amorti et des taux d’intérêt contractuels ou de dividende déclarés, ajustés pour tenir compte de l’amortissement des primes et des escomptes. Le taux effectif des titres exonérés d’impôt n’a pas été calculé sur une base de mise en équivalence fiscale.
2)	Le taux effectif est fonction de la valeur comptable, déduction faite du compte de correction de valeur pour pertes sur créances, et des taux d’intérêt contractuels, ajustés pour tenir compte de l’amortissement des revenus non acquis.
3)	Le taux effectif est fonction de la valeur comptable et des taux contractuels.
4)	Après ajustement pour tenir compte de l’incidence des instruments dérivés connexes, le taux effectif s’établit à 4,2% (5,2 % en 2011).

Sensibilité aux taux d’intérêt

Compte tenu des positions de la Banque en matière de taux d’intérêt, le tableau qui suit indique l’incidence pro forma après impôt sur le bénéfice net au cours des douze prochains mois et sur la valeur économique des capitaux propres de la Banque d’une hausse ou d’une baisse immédiate et durable de 100 et de 200 points de base des taux d’intérêt, pour les principales monnaies, tel qu’il a été déterminé par la Banque.

Aux 31 octobre	2012												2011
	Bénéfice net						Valeur économique des capitaux propres
(en millions de dollars)	Dollar canadien		Autres monnaies		Total		Dollar canadien		Autres monnaies		Total		Bénéfice net		Valeur économique des capitaux propres
+ 100 points de base	(40	)$	17		$(23	)$	(245	)$	(316	)$	(561	)$	178		$(144	)$
- 100 points de base	30		$(15	)$	15		$116		$278		$394		$(185	)$	86	$
+ 200 points de base	(80	)$	36		$(44	)$	(577	)$	(609	)$	(1 186	)$	368		$(300	)$
- 200 points de base	69		$(27	)$	42		$117		$469		$586		$(366	)$	124	$

174    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

ii)	Risque de change lié aux instruments détenus à des fins autres que de transaction

Le risque de change correspond au risque de perte découlant de la fluctuation des cours au comptant et des cours à terme et de la volatilité des taux de change. Aussi appelé « risque de change structurel », le risque de change lié aux instruments détenus à des fins autres que de transaction découle essentiellement des placements nets de la Banque dans des établissements à l’étranger autonomes, et il est assujetti à un plafond approuvé par le conseil d’administration. Ce plafond tient compte de la volatilité éventuelle des capitaux propres et de l’incidence éventuelle des fluctuations des taux de change sur les ratios de capital. Chaque trimestre, le CGP examine l’exposition de la Banque à ces placements nets. La Banque peut couvrir en totalité ou en partie cette exposition par le financement des placements dans la même monnaie ou au moyen d’autres instruments financiers, notamment des produits dérivés.

La Banque est exposée au risque de change sur le bénéfice de ses établissements à l’étranger. Pour gérer ce risque, la Banque prévoit ses revenus et ses charges en monnaies étrangères, qui sont principalement libellés en dollars américains, sur un certain nombre de trimestres futurs. Le

CGP évalue aussi les données économiques et effectue des prévisions afin de déterminer quelle tranche des revenus et des dépenses estimatifs futurs en monnaies étrangères doit être couverte. Les instruments de couverture comprennent généralement les contrats au comptant et à terme sur monnaies étrangères ainsi que les options sur devises et les swaps de devises.

En l’absence de couverture, au 31 octobre 2012, une hausse (baisse) de 1 % du dollar canadien par rapport à toutes les monnaies dans lesquelles la Banque exerce ses activités entraînerait une diminution (augmentation) de son résultat annuel avant impôt d’environ 37millions de dollars (33 millions de dollars au 31 octobre 2011), principalement en raison de sa position en dollars américains. Au 31 octobre 2012, compte tenu des activités de couverture, une variation similaire du dollar canadien donnerait lieu à une augmentation (diminution) d’environ 185 millions de dollars (206 millions de dollars au 31 octobre 2011) des pertes de change latentes dans le cumul des autres éléments du résultat global figurant dans les capitaux propres.

iii)	Risque sur actions

Le risque sur actions correspond au risque de perte découlant de fluctuations défavorables du cours des titres de capitaux propres. Le risque sur actions est souvent divisé en deux catégories : le risque sur actions général, qui désigne la sensibilité d’un instrument ou de la valeur d’un portefeuille aux fluctuations du cours de l’ensemble des titres de capitaux propres, et le risque lié à des titres particuliers, qui désigne la partie de la volatilité du cours d’un instrument de capitaux propres donné qui est déterminée selon les caractéristiques propres à l’entité.

La Banque est exposée au risque sur actions par l’intermédiaire de ses portefeuilles de placement en titres de capitaux propres, lesquels portefeuilles font l’objet de plafonds en matière de portefeuilles, de VAR et de simulations de crise approuvés par le conseil d’administration. Les placements en titres de capitaux propres comprennent les actions ordinaires et privilégiées ainsi qu’un portefeuille diversifié de fonds gérés par des tiers.

La plupart des portefeuilles de placement en titres de capitaux propres de la Banque sont gérés par la Trésorerie du Groupe sous l’orientation stratégique du CGP. La Trésorerie du Groupe délègue la gestion d’une partie des portefeuilles de titres de capitaux propres et de titres de nature semblable à d’autres gestionnaires de fonds externes afin de bénéficier de leur expertise dans des créneaux et des produits déterminés.

La juste valeur des titres de capitaux propres disponibles à la vente est présentée à la note 10.

iv)	Gestion du risque lié aux portefeuilles de transaction

Les politiques, processus et contrôles de la Banque à l’égard de ses activités de transaction sont conçus de manière à établir un équilibre entre l’exploitation rentable des occasions de transaction et la gestion de la volatilité des résultats, dans un cadre de pratiques saines et prudentes. Les activités de transaction sont surtout axées sur le client, mais elles tiennent également compte des besoins propres de la Banque.

Le risque de marché découlant des activités de transaction de la Banque est géré conformément aux politiques et aux plafonds approuvés par le conseil d’administration, y compris les plafonds globaux établis au moyen de la VAR et de simulations de crise.

Les portefeuilles de transaction sont évalués à la valeur de marché conformément aux politiques d’évaluation de la Banque. Les positions sont évaluées à la valeur de marché quotidiennement, et les évaluations sont examinées de façon régulière et indépendante par les services administratifs ou par les unités du groupe Gestion du risque global. En outre, ces unités établissent des rapports sur le résultat net, sur la VAR et sur le respect des plafonds établis. Elles remettent ces rapports aux dirigeants des secteurs d’activité et à la haute direction, qui les évaluent et y donnent suite au besoin. La Banque calcule la VAR chaque jour selon un niveau de confiance de 99 % et une période de détention de un jour. Par conséquent, il est prévu qu’une fois par tranche de 100 jours, les positions des portefeuilles de transaction subiront une perte supérieure à celle prévue par la VAR. La Banque calcule la VAR liée au risque de marché général et au risque spécifique aux capitaux propres à l’aide de simulations historiques fondées sur 300 jours de données du marché. Pour la VAR liée au risque spécifique à la dette, la Banque utilise une simulation fondée sur la méthode de Monte Carlo. Le tableau ci-dessous présente la VAR de la Banque par facteurs de risque :

		Pour l’exercice clos le 31 octobre 2012
(en millions de dollars)	Au 31 octobre 2012	Moyenne	Haut	Bas	Au 31 octobre 2011
Taux d’intérêt	12,9	$11,6	$18,6	$6,4	$8,3	$
Actions	1,7	2,6	5,3	1,1	1,7
Change	0,8	1,1	2,5	0,4	1,3
Marchandises	3,3	2,8	4,2	1,5	2,6
Risque propre à la dette	13,7	14,5	17,6	11,9	12,5
Diversification	(14,0)	(13,9)	s.o.	s.o.	(11,3)
VAR à l’échelle de la Banque	18,4	$18,7	$24,2	$15,2	$15,1	$
VAR ayant subi une simulation de crise à l’échelle de la Banque	38,8	$37,1	$43,6	$32,5	$34,1	$

Banque Scotia – Rapport annuel  2012      175

ÉTATS FINANCIERS CONSOLIDÉS

Le tableau qui suit présente les exigences au titre du risque de marché au 31 octobre 2012.

(en millions de dollars)
VAR à l’échelle de la Banque	196	$
VAR ayant subi une simulation de crise à l’échelle de la Banque	421
Exigence de fonds propres incrémentale	118
Mesure du risque global	164
Exigence supplémentaire de fonds propres – mesure du risque global	169
Approche standard	38
Total du capital – risque de marché	1 106	1) $

1)	Équivaut à 13,8 milliards de dollars d’actifs pondérés en fonction du risque.

d)	Risque opérationnel

Le risque opérationnel s’entend du risque de perte directe ou indirecte auquel est exposée la Banque en raison de l’insuffisance ou de l’échec de processus ou systèmes, d’erreurs humaines ou d’événements externes. Le risque opérationnel comprend le risque juridique et réglementaire, le risque lié aux processus d’affaires et au changement, les manquements aux obligations de fiduciaire ou aux obligations d’information, la défaillance de la technologie, les crimes financiers et les risques environnementaux. Le risque opérationnel est présent d’une façon ou d’une autre dans chacune des activités commerciales et de soutien de la Banque. Outre des pertes financières, il peut donner lieu à des sanctions réglementaires ainsi qu’à des atteintes à la réputation de la Banque. La Banque a élaboré des politiques, des procédures et des méthodes d’évaluation pour faire en sorte que le risque opérationnel soit bien détecté et géré au moyen de contrôles efficaces dans le but de protéger les actifs des clients et de préserver la valeur pour les actionnaires.

40	Regroupements d’entreprises

Exercice considéré

Acquisition à l’étranger

Acquisition de Banco Colpatria, en Colombie

Le 17 janvier 2012, la Banque a acquis le contrôle de Banco Colpatria Multibanca S.A. (« Banco Colpatria »), en Colombie, par voie de l’acquisition de 51 % de ses actions ordinaires. En contrepartie de l’acquisition, la Banque a payé 500 millions de dollars américains en trésorerie et émis 10 000 000 d’actions ordinaires. La juste valeur des actions ordinaires, selon le cours des actions de la Banque à la date d’acquisition, s’élevait à environ 518 millions de dollars.

Banco Colpatria est une filiale de la Banque, ce qui entraîne la consolidation de la totalité de ses actifs et passifs et la comptabilisation d’une participation ne donnant pas le contrôle à l’égard de la participation de 49 % détenue par un autre actionnaire. La participation ne donnant pas le contrôle a été évaluée à la juste valeur estimée à la date d’acquisition (ce qui exclut la quote-part du goodwill).

Le tableau qui suit présente la juste valeur des actifs et des passifs identifiables de Banco Colpatria à la date de l’acquisition.

Juste valeur comptabilisée à l’acquisition (en millions de dollars)
Actifs
Trésorerie et dépôts auprès d’autres banques	571	$
Titres de placement	480
Prêts	5 566
Immobilisations incorporelles découlant de l’acquisition	65
Autres actifs	401
	7 083	$
Passifs
Dépôts	5 007	$
Autres passifs	1 606
	6 613	$
Total des actifs nets identifiables à la juste valeur	470	$
Goodwill découlant de l’acquisition	789
Participations ne donnant pas le contrôle	(230)
Montant transféré au titre de la contrepartie de l’acquisition	1 029	$
Composantes du montant transféré au titre de la contrepartie de l’acquisition
Trésorerie	511	$
Actions ordinaires	518
	1 029	$

Les immobilisations incorporelles de 65 millions de dollars sont essentiellement liées aux dépôts de base, à la marque de commerce ainsi qu’aux autres avantages et droits découlant de diverses ententes contractuelles. Le goodwill de 789 millions de dollars reflète en grande partie la forte présence de Banco Colpatria sur le marché ainsi que ses perspectives de croissance.

Le montant contractuel brut des prêts acquis s’est établi à 6 115 millions de dollars. La Banque a comptabilisé un ajustement à la juste valeur représentant un ajustement au titre des pertes sur créances de 549 millions de dollars. Cet ajustement comprend un montant de 385 millions de dollars au titre des pertes subies et un montant de 164 millions de dollars au titre des pertes prévues évalué au niveau du portefeuille.

Depuis la date d’acquisition, Banco Colpatria a contribué au bénéfice net de la Banque à hauteur de 204 millions de dollars (104 millions de dollars attribuables aux actionnaires ordinaires de la Banque).

La direction est d’avis que, si l’acquisition avait eu lieu le 1er novembre 2011, l’apport de Banco Colpatria au bénéfice net consolidé de l’exercice clos le 31 octobre 2012 aurait atteint environ 260 millions de dollars. Pour déterminer ce montant, la direction a présumé que les ajustements à la juste valeur à la date d’acquisition auraient été identiques si l’acquisition avait eu lieu le 1er novembre 2011.

176    Banque Scotia – Rapport annuel  2012

ÉTATS FINANCIERS CONSOLIDÉS

Exercice précédent

Acquisition au Canada

Acquisition de Patrimoine Dundee inc.

Dans le cadre de la stratégie de la Banque visant à accroître sa plateforme de gestion de patrimoine, le 1er février 2011, la Banque a mené à terme l’acquisition de Patrimoine Dundee inc. (« Patrimoine Dundee »), société diversifiée de gestion de patrimoine. À l’issue de la transaction, la Banque détenait environ 120 millions d’actions ordinaires de Patrimoine Dundee (soit 97 % de ses actions ordinaires émises et en circulation) et la totalité des actions spéciales et des actions privilégiées de premier rang de série X émises et en circulation de Patrimoine Dundee. Par la suite, le 9 mars 2011, la Banque a acquis les 3 % d’actions ordinaires restantes de Patrimoine Dundee.

À titre de contrepartie pour l’acquisition de la participation supplémentaire de 81 % dans Patrimoine Dundee, la Banque a émis environ 31 millions d’actions ordinaires et 16 millions d’actions privilégiées et a versé un montant en trésorerie de 226 millions de dollars. La contrepartie totale, y compris la valeur de la participation détenue avant le regroupement d’entreprises, s’élève à 3 011 millions de dollars. La juste valeur des actions ordinaires correspond au cours du marché des actions de la Banque à la date d’acquisition. Avant la clôture de l’opération, Patrimoine Dundee a versé un dividende exceptionnel en trésorerie de 2,00 $ par action ordinaire et action spéciale et de 1,67 $ par action privilégiée de premier rang de série X. Patrimoine Dundee a également remis à ses actionnaires une action ordinaire de Marchés financiers Dundee inc. (« MFD ») pour chaque action ordinaire et action spéciale et 0,83 action ordinaire de MFD pour chaque action privilégiée de premier rang de série X. Par conséquent, la Banque détient environ 19 % des actions ordinaires émises et en circulation de MFD.

Le tableau qui suit présente la juste valeur des actifs et des passifs identifiables de Patrimoine Dundee à la date de l’acquisition.

Juste valeur comptabilisée à l’acquisition (en millions de dollars)
Actifs
Trésorerie et dépôts ne portant pas intérêt auprès d’autres banques	262	$
Titres de placement	162
Autres actifs	458
	882	$
Passifs
Autres passifs	1 047
Total des passifs nets identifiables à la juste valeur	(165	)$
Immobilisations incorporelles découlant de l’acquisition1)	1 948
Goodwill découlant de l’acquisition	1 228
Montant transféré au titre de la contrepartie de l’acquisition	3 011	$
Composantes du montant transféré au titre de la contrepartie de l’acquisition
Trésorerie	226	$
Actions ordinaires	1 796
Actions privilégiées	409
Juste valeur de la participation déjà détenue dans Patrimoine Dundee2)	546
Autres réserves3)	34
	3 011	$

1)	Déduction faite de l’impôt de 661 $.
2)

La Banque a constaté un profit de 260 $ sous « Autres revenus – Autres » dans le compte consolidé de résultat à la suite de la réévaluation à la juste valeur de la participation en titres de capitaux propres de Patrimoine Dundee détenue par la Banque avant le 1er février 2011.

3)	La Banque a été tenue de convertir les options sur actions de Patrimoine Dundee en options sur actions ordinaires de la Banque. À la date de l’acquisition, la juste valeur des attributions de remplacement acquises s’établissait à 34 $.

Les actifs incorporels de 2 609 millions de dollars se composent principalement de contrats de gestion de fonds. Le goodwill de 1 228 millions de dollars rend essentiellement compte de la valeur des synergies prévues du regroupement de certaines activités au sein des groupes actuels de gestion des actifs et de patrimoine de la Banque, ainsi que de la présence marquée de Patrimoine Dundee sur les marchés et de ses perspectives futures de croissance.

Les coûts de transaction de 4 millions de dollars sont compris sous « Charges opérationnelles – Honoraires » dans le compte consolidé de résultat.

Pendant la période de neuf mois close le 31 octobre 2011, Patrimoine Dundee a contribué aux autres revenus à hauteur de 647 millions de dollars et au bénéfice net à hauteur de 111 millions de dollars.

La direction est d’avis que, si l’acquisition avait eu lieu le 1er novembre 2010, les autres revenus consolidés du trimestre clos le 31 janvier 2011 auraient augmenté de 281 millions de dollars et le bénéfice net consolidé, de 42 millions de dollars. Ces montants correspondent à la participation supplémentaire de 81 % acquise. Pour déterminer ce montant, la direction a présumé que les ajustements à la juste valeur à la date d’acquisition auraient été identiques si l’acquisition avait eu lieu le 1er novembre 2010.

Acquisitions à l’étranger

Services bancaires aux sociétés et aux entreprises de Royal Bank of Scotland au Chili

Le 17 décembre 2010, la Banque a mené à bien l’acquisition des services bancaires aux sociétés et aux entreprises de Royal Bank of Scotland (« RBS ») au Chili. Cette transaction a donné lieu à l’acquisition par la Banque d’actifs nets de RBS d’une valeur d’environ 189 millions de dollars, et la Banque a comptabilisé un goodwill négatif de 52 millions de dollars sous « Autres revenus – Autres ».

Participation dans Dresdner Bank, Brasil S.A.

Le 30 septembre 2011, la Banque a acquis la totalité des actions en circulation de Dresdner Bank Brasil S.A.- Banco Multiplo (dont la nouvelle dénomination sociale est Scotiabank Brasil S.A. Banco Multiplo) en contrepartie d’un montant en trésorerie. Scotiabank Brasil S.A. Banco Multiplo possède un permis bancaire multiple et offrira une gamme de services bancaires de gros. Selon les modalités de la transaction, la Banque a acquis des actifs nets de 149 millions de dollars. La répartition du prix d’achat a été inscrite au quatrième trimestre, et la Banque a comptabilisé un goodwill négatif de 27 millions de dollars sous « Autres revenus – Autres ».

Participation dans la Banque de Guangzhou (« BGZ ») en Chine

Le 9 septembre 2011, la Banque a annoncé son intention d’acheter une part équivalant à 19,99 % de la Banque de Guangzhou pour environ 719 millions de dollars (4,65 milliards CNY). Cet investissement, dont la clôture n’a pas eu lieu, est assujetti à l’approbation des organismes de réglementation.

Banque Scotia – Rapport annuel  2012      177

ÉTATS FINANCIERS CONSOLIDÉS

Participation dans Pronto! et Nuevo Comercial S.A., Uruguay

La Banque a conclu l’acquisition de la totalité des actions ordinaires de Pronto! le 4 février 2011. Le 29 juin 2011, la Banque a également acquis la totalité des actions ordinaires de Nuevo Banco Comercial S.A. Ces acquisitions représentent l’entrée de la Banque Scotia en Uruguay, et leur incidence n’est pas importante sur le plan financier pour la Banque.

41	Événements postérieurs à la date de l’état consolidé de la situation financière

Rachat de billets secondaires par la Fiducie de billets secondaires Banque Scotia

Le 1er novembre 2012, Fiducie de billets secondaires Banque Scotia a racheté la totalité des billets de fiducie secondaires de série A pour leur montant en capital global de 1 milliard de dollars plus les intérêts courus à la date du rachat.

Renonciation aux composantes alternatives DAA

Le 8 novembre 2012, certains salariés ont volontairement renoncé à 1 371 282 composantes alternatives DAA tout en conservant les options sur actions correspondantes.

Acquisition d’ING DIRECT

Le 15 novembre 2012, la Banque a acquis la totalité des actions ordinaires émises et en circulation de la Banque ING du Canada (« ING DIRECT ») pour une contrepartie en trésorerie de 3 126 millions de dollars. Banque à charte canadienne, ING DIRECT offre essentiellement des produits bancaires aux particuliers. L’acquisition élargit la base de financement de la Banque et soutient ses objectifs de croissance globaux.

La Banque n’a pas terminé sa comptabilisation initiale de l’acquisition d’ING DIRECT, puisqu’elle n’a pas encore achevé l’évaluation des actifs acquis et des passifs repris, y compris les immobilisations incorporelles et le goodwill. Les actifs et les passifs d’ING DIRECT sont principalement composés de prêts et de titres de capitaux propres ainsi que de dépôts, respectivement.

Dividende déclaré

Lors de sa réunion du 6 décembre 2012, le conseil d’administration a approuvé un dividende trimestriel de 0,57 $ par action ordinaire. Ce dividende trimestriel sera versé aux actionnaires inscrits le 2 janvier 2013 et est payable le 29 janvier 2013.

Approbation des états financiers consolidés

Le 7 décembre 2012, le conseil d’administration a examiné les états financiers consolidés de 2012 et en a autorisé la publication.

42	Première application des IFRS

Avec prise d’effet le 1er novembre 2010, la Banque a adopté les Normes internationales d’information financière (les « IFRS »), telles qu’elles sont publiées par l’International Accounting Standards Board (l’« IASB »). Les présents états financiers consolidés pour l’exercice clos le 31 octobre 2012 ont été établis conformément aux IFRS. Puisqu’il s’agit des premiers états financiers consolidés que la Banque dresse conformément aux IFRS, les dispositions de l’IFRS 1, Première application des Normes internationales d’information financière, ont été appliquées. Auparavant, la Banque établissait ses états financiers principaux selon les PCGR du Canada.

Le tableau ci-après présente un rapprochement des capitaux propres établis conformément aux PCGR du Canada et de ceux établis conformément aux IFRS. Les principales incidences selon les normes sont indiquées.

Rapprochement des capitaux propres

		Au	Ouverture au
(en millions de dollars)	Notes	31 octobre 2011	1er novembre 2010
Total des capitaux propres selon les PCGR du Canada		33 400	$28 210 $
Première application	(1)	(1 640)	(1 640)
Consolidation	(2)	683	721
Instruments financiers	(3)	34	186
Avantages du personnel	(4)	(157)	(190)
Regroupements d’entreprises	(5)	(45)	(44)
Autres	(6)	(35)	(25)
Total des ajustements selon les IFRS		(1 160)	(992)
Total des capitaux propres selon les IFRS		32 240	$27 218 $

Se reporter aux pages 185 à 188 pour obtenir le détail des ajustements.

Les notes et tableaux qui suivent présentent des rapprochements et fournissent des explications sur la façon dont le passage aux IFRS a eu une incidence sur la situation financière de la Banque au 1er novembre 2010 (état de la situation financière d’ouverture), ainsi que sur sa performance financière pour l’exercice clos le 31 octobre 2011 et sur ses flux de trésorerie.

Les rapprochements sont présentés en deux étapes :

—

La première étape modifie la présentation selon les PCGR du Canada pour celle selon les IFRS en utilisant les montants établis selon les PCGR du Canada. La présentation de l’état consolidé de la situation financière a été modifiée dans le but de présenter les actifs et les passifs par ordre de liquidité, plutôt que selon un classement en fonction des produits, comme c’était le cas en vertu des PCGR du Canada. Les changements de présentation dans le compte consolidé de résultat reflètent les principales catégories de revenus. En outre, les éléments suivants ont été reclassés aux termes des IFRS :

–	le revenu net découlant de participations dans des sociétés associées est désormais présenté dans un poste distinct des autres revenus opérationnels. Il était auparavant présenté soit dans les revenus d’intérêts sur les titres ou les revenus tirés des fonds communs de placement, selon la nature des placements sous-jacents;
–	les variations de la juste valeur des instruments financiers utilisés aux fins de la gestion de l’actif et du passif sont désormais incluses dans les autres revenus opérationnels. Elles étaient auparavant présentées dans les revenus ou les charges d’intérêts;
–	les revenus d’intérêts nets provenant des activités de transaction ont été reclassés dans les revenus provenant des activités de transaction.

Aucune valeur n’a été modifiée.

—

La deuxième étape rend compte des ajustements découlant du reclassement et de la réévaluation des montants selon les PCGR du Canada en fonction des normes IFRS pour arriver aux états financiers en IFRS.

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ÉTATS FINANCIERS CONSOLIDÉS

Rapprochement de l’état consolidé de la situation financière

Étape 1 – Modification de la présentation

(en millions de dollars)	Au 1er novembre 2010
	Soldes selon les PCGR du Canada	Modifications de la présentation				Soldes selon les PCGR du Canada présentés selon les IFRS
Présentation selon les PCGR du Canada		De		Vers				Présentation selon les IFRS
Actif								Actifs
Liquidités
Trésorerie et dépôts sans intérêt auprès d’autres banques	3 730	$(3 730	)a)$
Dépôts portant intérêt auprès d’autres banques	35 800	–		3 730	a)$	39 530	$	Trésorerie et dépôts auprès d’autres banques
Métaux précieux	6 497	–		–		6 497		Métaux précieux
Actifs détenus à des fins de transaction
Titres
Détenus à des fins de transactions	64 684	(2 764	)b)	–		61 920		Titres
Disponibles à la vente	47 228	(47 228	)c)	–
				9 329	e)	9 329		Prêts
Placements comptabilisés à la valeur de consolidation	4 651	(4 651	)d)
				2 764	b)
				2 098	e)
				4 862		4 862		Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net
Titres pris en pension	27 920	–		–		27 920		Titres pris en pension
				26 852	f)	26 852		Instruments financiers dérivés
				47 228	c)	47 228		Titres de placement
Prêts								Prêts
Prêts hypothécaires à l’habitation	120 482	–		–		120 482		Prêts hypothécaires à l’habitation
Prêts personnels et sur cartes de crédit	62 548	–		–		62 548		Prêts personnels et sur cartes de crédit
Prêts aux entreprises et aux administrations publiques	103 981	(11 427	)e)	–		92 554		Prêts aux entreprises et aux administrations publiques
Dotation à la provision pour pertes sur créances	2 787					2 787		Compte de correction de valeur pour pertes sur créances
Autres								Autres
Engagements de clients en contrepartie d’acceptations	7 616	–		–		7 616		Engagements de clients en contrepartie d’acceptations
Instruments dérivés	26 852	(26 852	)f)	–
Terrains, immeubles et matériel	2 450	–		–		2 450		Immobilisations corporelles
		–		4 651	d)	4 651		Participations dans des sociétés associées
Écart d’acquisition	3 050	–		589	g)	3 639		Goodwill et autres immobilisations incorporelles
Autres actifs incorporels	589	(589	)g)	–
				2 219	h)	2 219		Actifs d’impôt différé
Autres actifs	11 366	(2 219	)h)	–		9 147		Autres actifs
Total de l’actif	526 657	$(99 460	)$	99 460		$526 657	$	Total des actifs

a), c), d), f), g), j), k), l) et m) – Ordre modifié ou déplacé vers un autre poste.

b)	Les titres classés comme étant détenus à des fins de transaction (2 764 $) sont maintenant présentés dans un poste distinct : « Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net ».
e)	Provenant des « Prêts – Entreprises et aux administrations publiques » (11 427 $) et séparé entre les « Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net » (2 098 $) et les « Actifs détenus à des fins de transaction – Prêts » (9 329 $).
h)	Provenant des « Autres actifs » (2 219 $) et déplacé vers les « Actifs d’impôt différé » (2 219 $).
i)	Provenant des « Dépôts – Entreprises et des administrations publiques » (2 $) et déplacé vers les « Autres passifs » (2 $).

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ÉTATS FINANCIERS CONSOLIDÉS

(en millions de dollars)	Au 1er novembre 2010
	Soldes selon les PCGR du Canada	Modifications de la présentation				Soldes selon les PCGR du Canada présentés selon les IFRS		Présentation selon les IFRS
Présentation selon les PCGR du Canada		De		Vers
Passif et capitaux propres								Passifs
Dépôts								Dépôts
Particuliers	128 850	$–		–		128 850	$	Particuliers
Entreprises et administrations publiques	210 687	(2	)i) $	–		210 685		Entreprises et administrations publiques
Autres banques	22 113	–		–		22 113		Autres banques
Autres								Autres
Acceptations	7 616	–		–		7 616		Acceptations
Obligations relatives aux titres mis en pension	40 286	(40 286	)j)
Obligations relatives aux titres vendus à découvert	21 519	–		–		21 519		Obligations relatives aux titres vendus à découvert
Instruments dérivés	31 990	–		–		31 990		Instruments financiers dérivés
				40 286	j) $	40 286		Obligations relatives aux titres mis en pension
Autres passifs	28 947	(28 947	)k)
Débentures subordonnées	5 939	–		–		5 939		Débentures subordonnées
Instruments de fonds propres – composante passif	500	–		–		500		Instruments de fonds propres
				28 947	k)
				2	i)
				28 949		28 949		Autres passifs
Capitaux propres								Capitaux propres
Actions privilégiées	3 975	(3 975	)l)
Capitaux propres attribuables aux actionnaires ordinaires								Capitaux propres attribuables aux actionnaires ordinaires
Actions ordinaires et surplus d’apport	5 775	(25	)m)	–		5 750		Actions ordinaires
Bénéfices non répartis	21 932	–		–		21 932		Résultats non distribués
Cumul des autres éléments du résultat étendu	(4 051)	–		–		(4 051)		Cumul des autres éléments du résultat global
				25	m)	25		Autres réserves
				3 975	l)	3 975		Actions privilégiées
Participations ne donnant pas le contrôle
Participations ne donnant pas le contrôle dans les filiales	579	–		–		579		Participations ne donnant pas le contrôle dans des filiales
						–		Détenteurs d’instruments de fonds propres – composante capitaux propres
Total du passif et des capitaux propres	526 657	$(73 235	) $	73 235		$526 657	$	Total des passifs et des capitaux propres

a), c), d), f), g), j), k), l) et m) – Ordre modifié ou déplacé vers un autre poste.

b)	Les titres classés comme étant détenus à des fins de transaction (2 764 $) sont maintenant présentés dans un poste distinct : « Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net ».
e)	Provenant des « Prêts – Entreprises et aux administrations publiques » (11 427 $) et séparé entre les « Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net » (2 098 $) et les « Actifs détenus à des fins de transaction – Prêts » (9 329 $).
h)	Provenant des « Autres actifs » (2 219 $) et déplacé vers les « Actifs d’impôt différé » (2 219 $).
i)	Provenant des « Dépôts – Entreprises et des administrations publiques » (2 $) et déplacé vers les « Autres passifs » (2 $).

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ÉTATS FINANCIERS CONSOLIDÉS

Étape 2 – Ajustements découlant du reclassement et de la réévaluation

(en millions de dollars)	Au 1er novembre 2010
	Soldes selon les PCGR du Canada présentés selon les IFRS	Première application des IFRS	Consolidation	Instruments financiers	Avantages du personnel	Regroupements d’entreprises	Autres		IFRS
Note		1)	2)	3)	4)	5)	6)
Actifs
Trésorerie et dépôts auprès d’autres banques	39 530	$701	$–	–	–	–	–		40 231	$
Métaux précieux	6 497	–	–	–	–	–	–		6 497
Actifs détenus à des fins de transaction
Titres	61 920	–	67	$–	–	–	–		61 987
Prêts	9 329	2 098	–	–	–	–	–		11 427
Actifs financiers désignés comme étant à la juste valeur par le biais du résultat net	4 862	(4 039)	–	–	–	–	–		823
Titres pris en pension	27 920	–	–	–	–	–	–		27 920
Instruments financiers dérivés	26 852	9	47	–	–	–	–		26 908
Titres de placement	47 228	(16 395)	304	244	$–	–	–		31 381
Prêts
Prêts hypothécaires à l’habitation	120 482	31 844	–	–	–	(2)$	–		152 324
Prêts personnels et sur cartes de crédit	62 548	–	983	–	–	–	–		63 531
Prêts aux entreprises et aux administrations publiques	92 554	813	1 444	–	–	–	–		94 811
Compte de correction de valeur pour pertes sur créances	2 787	–	–	(157)	–	–	–		2 630
Autres
Engagements de clients en contrepartie d’acceptations	7 616	–	–	–	–	–	–		7 616
Immobilisations corporelles	2 450	–	–	–	–	(6)	(46	)$	2 398
Participations dans des sociétés associées	4 651	–	(37)	–	–	–	21		4 635
Goodwill et autres immobilisations incorporelles	3 639	–	–	–	–	22	–		3 661
Actifs d’impôt différé	2 219	567	176	(61)	58	$4	13		2 976
Autres actifs	9 147	(1 380)	(279)	8	(3)	(20)	1		7 474
Total des actifs	526 657	$14 218	$2 705	$348	$55	$(2)$	(11	)$	543 970	$
Passifs
Dépôts
Clients	128 850	$–	–	–	–	–	–		128 850	$
Entreprises et administrations publiques	210 685	23 661	$(997)$	–	–	–	–		233 349
Autres banques	22 113	–	–	–	–	–	–		22 113
Autres
Acceptations	7 616	–	–	–	–	–	–		7 616
Obligations relatives aux titres vendus à découvert	21 519	–	–	–	–	–	–		21 519
Instruments financiers dérivés	31 990	(552)	–	–	–	–	–		31 438
Obligations relatives aux titres mis en pension	40 286	(7 498)	–	–	–	–	–		32 788
Débentures subordonnées	5 939	–	1 000	–	–	–	–		6 939
Instruments de fonds propres	500	–	1 915	–	–	–	–		2 415
Autres passifs	28 949	247	66	162	$245	$42	$14		$29 725
Capitaux propres
Capitaux propres attribuables aux actionnaires ordinaires
Actions ordinaires	5 750	–	–	–	–	–	–		5 750
Résultats non distribués	21 932	(5 798)	(270)	6	(178)	(43)	35		15 684
Cumul des autres éléments du résultat global	(4 051)	4 164	35	180	–	–	(59)		269
Autres réserves	25	–	–	–	–	–	–		25
Actions privilégiées	3 975	–	–	–	–	–	–		3 975
Participations ne donnant pas le contrôle
Participations ne donnant pas le contrôle dans des filiales	579	(6)	–	–	(12)	(1)	(1)		559
Détenteurs d’instruments de fonds propres – composante capitaux propres	–	–	956	–	–	–	–		956
Total des passifs et des capitaux propres	526 657	$14 218	$2 705	$348	$55	$(2)$	(11	)$	543 970	$

Il y a lieu de se rapporter aux pages 185 à 188 pour obtenir une explication des ajustements.

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ÉTATS FINANCIERS CONSOLIDÉS

Rapprochement du compte consolidé de résultat

Étape 1 – Modification de la présentation

(en millions de dollars)	Pour l’exercice clos le 31 octobre 2011
	Soldes selon les PCGR du Canada	Modifications de la présentation				Soldes selon les PCGR du Canada présentés selon les IFRS		Présentation selon les IFRS
Présentation selon les PCGR du Canada		De		Vers
Revenus
Revenu d’intérêts	18 712	$(3 622	)a)$			15 090	$	Revenus d’intérêts
Frais d’intérêts	9 442	224	b)	(3 283	)a)	6 383		Charges d’intérêts
Revenu d’intérêts net	9 270					8 707		Revenus d’intérêts nets
Dotation à la provision pour pertes sur créances	1 046	(1 046	)c)
Total des autres revenus	8 018	(8 018	)d)
				6 007	d)	6 007		Revenus tirés des frais et des commissions
				216	d)	216		Charges liées aux frais et aux commissions
						5 791		Revenus nets tirés des frais et des commissions
Autres revenus opérationnels
				111	b)
				698	d)
				809		809		Revenus provenant des activités de transaction

				239	d)	239		Profit net sur les titres de placement

				299	a)
				163	d)
				462		462		Revenu net découlant de participations dans des sociétés associées
				294	d)	294		Revenus d’assurance, déduction faite des sinistres

				40	a)
				113	b)
				833	d)
				986		986		Autres
						2 790		Total des autres revenus opérationnels
						17 288		Total des revenus
				1 046	c)	1 046		Dotation au compte de correction de valeur pour pertes sur créances

Frais autres que d’intérêts	9 564					9 564		Charges opérationnelles
Charge d’impôt	1 410					1 410		Charge d’impôt sur le résultat
Bénéfice net	5 268	$(10 818	)$	10 818		$5 268	$	Bénéfice net

a)	Provenant du « Revenu d’intérêts » (3 622 $) et séparé entre les « Charges d’intérêts » (3 283 $), le « Revenu net découlant de participations dans des sociétés associées » (299 $) et les « Autres revenus opérationnels – Autres » (40 $).
b)	Provenant des « Frais d’intérêts » (224 $) et séparé entre les « Revenus provenant des activités de transaction » (111 $) et les « Autres revenus opérationnels – Autres » (113 $).
c)	Déplacé vers un autre poste.
d)	Provenant des « Autres revenus » (8 018 $) et séparé entre les « Revenus tirés des frais et des commissions » (6 007 $), les « Charges liées aux frais et aux commissions » (216 $), les « Revenus provenant des activités de transaction » (698 $), le « Profit net sur les titres de placement » (239 $), le « Revenu net découlant de participations dans des sociétés associées » (163 $), les « Revenus d’assurance, déduction faite des sinistres » (294 $) et les « Autres revenus opérationnels – Autres » (833 $).

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ÉTATS FINANCIERS CONSOLIDÉS

Étape 2 – Ajustements découlant du reclassement et de la réévaluation

(en millions de dollars)	Pour l’exercice clos le 31 octobre 2011
Note	Soldes selon les PCGR du Canada présentés selon les IFRS	Consolidation 2)	Titrisation 3)		Avantages du personnel 4)	Incidence des variations des cours du change 6)	Économies hyperinfla- tionnistes 6)		Paiements fondés sur des actions 6)	Autres 6)	Présentation selon IFRS
Revenus
Revenus d’intérêts	15 090	$56	$707		$–	$–	$–		$–	$2	$15 855	$
Charges d’intérêts	6 383	(26)	484		–	–	–		–	–	6 841
Revenu d’intérêts net	8 707	82	223		–	–	–		–	2	9 014
Revenus tirés des frais et des commissions	6 007	(30)	–		–	(20)	–		–	(14)	5 943
Charges liées aux frais et aux commissions	216	–	–		–	–	–		–	–	216
Revenus nets tirés des frais et des commissions	5 791	(30)	–		–	(20)	–		–	(14)	5 727
Autres revenus opérationnels
Revenus provenant des activités de transaction	809	29	20		–	(28)	–		–	–	830
Profit net sur les titres de placement	239	(3)	50		–	(1)	–		–	–	285
Revenu net découlant de participations dans des sociétés associées	462	(8)	–		–	–	(17)		–	(4)	433
Revenus d’assurance, déduction faite des sinistres	294	–	–		–	–	–		–	–	294
Autres	986	33	(425)		2	136	–		–	(5)	727
Total des autres revenus opérationnels	2 790	51	(355)		2	107	(17)		–	(9)	2 569
Total des revenus	17 288	103	(132)		2	87	(17)			(21)	17 310
Dotation au compte de correction de valeur pour pertes sur créances	1 046	–	30		–	–	–		–	–	1 076
Charges opérationnelles	9 564	2	(22)		(31)	(2)	–		(10)	(20)	9 481
Charge d’impôt sur le résultat	1 410	28	(43)		8	25	–		–	(5)	1 423
Bénéfice net	5 268	$73	$(97	) $	25	$64	$(17	) $	10	$4	$5 330	$

Rapprochement du bénéfice net selon les PCGR du Canada et du bénéfice net selon les IFRS

Pour l’exercice clos le (en millions de dollars)	Note	31 octobre 2011
Bénéfice net selon les PCGR du Canada		5 268	$
Ajustements aux termes des IFRS
Consolidation	(2)	73
Titrisation	(3)	(97)
Avantages du personnel	(4)	25
Incidence des variations des cours du change	(6)	64
Économies hyperinflationnistes	(6)	(17)
Paiements fondés sur des actions	(6)	10
Autres	(6)	4
Total des ajustements du bénéfice net		62
Bénéfice net selon les IFRS		5 330	$

Il y a lieu de se rapporter aux pages 185 à 188 pour obtenir une explication des ajustements.

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ÉTATS FINANCIERS CONSOLIDÉS

Rapprochement de l’état consolidé du résultat global

(en millions de dollars)	Pour l’exercice clos le 31 octobre 2011
Note	Soldes selon les PCGR du Canada présentés selon les IFRS a)	Consolidation 2)	Instruments financiers 3)		Avantages du personnel 4)	Incidence des variations des cours du change 6)	Économies hyperin- flationnistes 6)		Paiements fondés sur des actions 6)	Autres 6)	Présentation selon les IFRS
Bénéfice net	5 268	$73	$(97	)$	25	$64	$(17	)$	10	$4	$5 330 $
Autres éléments du résultat global, après impôt
Variation nette des profits (pertes) de change latent(e)s	(654)	3	–		3	(37)	(13)		–	1	(697)
Variation nette des profits (pertes) latent(e)s sur les titres de placement	(119)	24	(57)		–	(14)	–		–	(3)	(169)
Variation nette des profits (pertes) latent(e)s sur les instruments dérivés désignés comme couvertures de flux de trésorerie	106	–	–		–	–	–		–	(1)	105
Autres éléments du résultat global, après impôt	(667)	27	(57)		3	(51)	(13)		–	(3)	(761)
Résultat global	4 601	$100	$(154	)$	28	$13	$(30	)$	10	$1	$4 569 $

a)	Il n’y a pas de variation découlant de la première étape pour ce qui est des autres éléments du résultat global.

Rapprochement du résultat global

Pour l’exercice clos le (en millions de dollars)	Note	31 octobre 2011
Résultat global selon les PCGR du Canada		4 601 $
Consolidation	(2)	100
Instruments financiers	(3)	(154)
Avantages du personnel	(4)	28
Incidence des variations des cours du change	(6)	13
Économies hyperinflationnistes	(6)	(30)
Paiements fondés sur des actions	(6)	10
Autres	(6)	1
Total des ajustements du résultat global		(32)
Résultat global selon les IFRS		4 569 $

Il y a lieu de se rapporter aux pages 185 à 188 pour obtenir une explication des ajustements.

184    Banque Scotia – Rapport annuel  2012

Explication des ajustements importants des PCGR du Canada aux IFRS

1.	IFRS 1, Première application des Normes internationales d’information financière (l’« IFRS 1 ») – exemptions facultatives et exceptions obligatoires

L’IFRS 1 exige l’application rétrospective de toutes les normes IFRS, mais prévoit certaines exemptions facultatives et exceptions obligatoires.

a)	Exemptions facultatives

La Banque a choisi de se prévaloir des exemptions facultatives suivantes prévues par l’IFRS 1 à la date de transition du 1er novembre 2010. L’incidence des choix de la Banque en ce qui concerne les exemptions facultatives aux termes des IFRS est décrite ci-dessous.

Avantages du personnel

La Banque a choisi de constater toutes les pertes actuarielles non amorties cumulées des régimes à prestations définies des membres du personnel à la date de transition en diminution des résultats non distribués, au lieu de procéder à un retraitement rétrospectif. L’incidence de ce choix au moment de la transition a été une réduction de 1 037 millions de dollars des autres actifs, une hausse de 395 millions de dollars des autres passifs et une diminution de 1 432 millions de dollars des capitaux propres.

Montant cumulé des différences de conversion

La Banque a choisi de remettre à zéro le montant cumulé des différences de conversion pour toutes les activités à l’étranger à la date de transition aux IFRS au lieu de recalculer rétrospectivement l’incidence selon les IFRS. Ainsi, le montant cumulé des pertes de conversion de 4 507 millions de dollars a été reclassé du cumul des autres éléments du résultat global aux résultats non distribués dans les capitaux propres au 1er novembre 2010.

Désignation d’instruments financiers comptabilisés antérieurement

La Banque a reclassé certains actifs financiers à la date de transition et modifié leur désignation, comme suit :

–	Prêts aux sociétés de 2 098 millions de dollars précédemment désignés comme étant évalués à la juste valeur selon les PCGR du Canada reclassés dans la catégorie des prêts détenus à des fins de transaction selon les IFRS. Les PCGR du Canada ne permettaient pas que ces prêts soient classés comme étant détenus à des fins de transaction.
–	Certains titres de créance (555 millions de dollars) négociés sur un marché non actif reclassés des titres disponibles à la vente vers les prêts aux entreprises et aux administrations publiques.

Les exemptions ci-dessous ont également été choisies, mais n’ont pas eu d’incidence sur l’état de la situation financière d’ouverture de la Banque.

Regroupements d’entreprises

La Banque a choisi de ne pas retraiter les regroupements d’entreprises conclus avant le 1er novembre 2010.

Coût présumé

La Banque a choisi de ne pas réévaluer les éléments des immobilisations incorporelles, des immobilisations corporelles ou des immeubles de placement à la juste valeur à la date de transition.

Contrats de location

La Banque a choisi de ne pas réévaluer les déterminations effectuées d’après les PCGR du Canada pour évaluer si une entente contient un contrat de location.

Évaluation à la juste valeur des actifs et des passifs financiers au moment de la comptabilisation initiale

La Banque a prospectivement appliqué les directives de l’IAS 39, Instruments financiers : Comptabilisation et évaluation, puisque cette norme est pour l’essentiel conforme aux PCGR du Canada. Cette directive porte précisément sur les actifs et les passifs financiers initialement comptabilisés à la juste valeur, lorsque la juste valeur est déterminée d’après des techniques d’évaluation.

Paiements fondés sur des actions

La Banque n’est pas tenue d’appliquer l’IFRS 2, Paiement fondé sur des actions (l’« IFRS 2 »), aux titres de capitaux propres attribués avant le

7 novembre 2002. La Banque n’est pas non plus tenue d’appliquer l’IFRS 2 aux passifs découlant de transactions liées aux paiements fondés sur des actions qui ont été réglées avant la date de transition. La Banque a choisi d’appliquer ces deux exemptions.

Contrats d’assurance

La Banque a appliqué l’IFRS 4, Contrats d’assurance, prospectivement aux périodes de présentation de l’information ouvertes à compter du 1er janvier 2005. De plus, la Banque a continué d’appliquer ses méthodes comptables actuelles applicables aux assurances selon les IFRS.

Coûts d’emprunt

La Banque inscrira prospectivement à l’actif les coûts d’emprunt directement attribuables à l’acquisition, à la construction ou à la production d’actifs qualifiés tel que l’exigent les IFRS. Selon les PCGR du Canada, la méthode comptable de la Banque consistait à passer ces coûts en charges à mesure qu’ils étaient engagés.

b)	Exceptions obligatoires

L’incidence des exceptions obligatoires selon les IFRS est décrite ci-dessous.

Titrisation

La Banque a appliqué les exigences des IFRS relatives à la décomptabilisation rétrospectivement depuis le 1er janvier 2004.

L’application des critères de décomptabilisation se traduit par ce qui suit :

–	La comptabilisation des équivalents de trésorerie, des prêts hypothécaires, des titres disponibles à la vente, des autres actifs et du passif au titre du financement et la décomptabilisation des swaps et autres passifs. La trésorerie et les équivalents de trésorerie ont augmenté de 0,7 milliard de dollars, les prêts hypothécaires à l’habitation, de 14 milliards de dollars, les titres disponibles à la vente, de 0,8 milliard de dollars et les actifs d’impôt différé et les autres actifs, de 0,1 milliard de dollars. De plus, les dépôts des clients ont augmenté de 23,7 milliards de dollars, les obligations liées aux titres mis en pension ont diminué de 7,5 milliards de dollars et les dérivés et autres passifs ont reculé de 0,7 milliard de dollars.
–	Les titres hypothécaires conservés ont été reclassés des titres disponibles à la vente vers les prêts hypothécaires à l’habitation. Les prêts hypothécaires à l’habitation ont augmenté de 17,8 milliards de dollars, les titres disponibles à la vente ont diminué de 18,3 milliards de dollars, les actifs d’impôt différé ont augmenté de 0,1 milliard de dollars et le cumul des autres éléments du résultat global a diminué 0,4 milliard de dollars.
–	Les titres désignés comme étant détenus à des fins de transaction d’après les exigences de l’option de la juste valeur qui ne respectent plus le critère pour l’évaluation à la juste valeur ont été reclassés. Les titres disponibles à la vente ont augmenté de 1,9 milliard de dollars et les titres comptabilisés selon l’option de la juste valeur ont diminué d’un montant correspondant.

Globalement, les résultats non distribués ont augmenté de 140 millions de dollars et le cumul des autres éléments du résultat global a diminué de 336 millions de dollars en ce qui a trait aux titres disponibles à la vente, ce qui a entraîné une diminution du total des capitaux propres de 196 millions de dollars.

Comptabilité de couverture

Comme les stratégies de couvertures existantes de la Banque selon les PCGR du Canada sont admissibles à la comptabilité de couverture selon les IFRS, il n’y a aucune incidence importante à cet effet.

Actifs et passifs de filiales

Comme la Banque a adopté les IFRS après certaines de ses filiales à l’étranger, le classement et la valeur comptable des actifs et des passifs de ces filiales dans les états financiers consolidés doivent être les mêmes que dans les états financiers distincts de ces filiales. L’incidence de ce choix représente une diminution des titres disponibles à la vente de 543 millions de dollars avec une hausse des titres détenus jusqu’à leur échéance de 270 millions de dollars, une hausse des prêts aux entreprises et aux

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administrations publiques de 258 millions de dollars, une hausse des actifs d’impôt différé de 3 millions de dollars et une diminution des capitaux propres de 12 millions de dollars.

Estimations

Les estimations établies conformément aux IFRS à la date de transition sont conformes à celles déterminées selon les PCGR du Canada. Des ajustements ont été apportés seulement pour rendre compte des différences quant aux méthodes comptables. Toute estimation supplémentaire qui est exigée par les IFRS, et qui ne l’était pas selon les PCGR du Canada, se fonde sur l’information et les conditions qui existaient à la date de l’estimation.

2.	Consolidation

Selon les IFRS, une entité, y compris les entités ad hoc, est consolidée uniquement d’après le contrôle, qui est attesté par le pouvoir de diriger les politiques financières et opérationnelles d’une entité pour retirer des avantages de ses activités. Lorsqu’il s’agit d’évaluer le contrôle en vertu des IFRS, tous les facteurs pertinents sont pris en compte, y compris les aspects qualitatifs et quantitatifs.

Selon les PCGR du Canada, la consolidation d’une entité repose sur deux modèles différents : le modèle des entités à détenteurs de droits variables (« EDDV ») et celui du contrôle en vertu des droits de vote. Selon les PCGR du Canada, la consolidation d’une EDDV dépend de la question à savoir si la Banque assume la majorité des pertes prévues de l’EDDV ou si elle reçoit la majorité des rendements résiduels prévus de l’EDDV, ou les deux, et si elle est considérée comme étant le principal bénéficiaire.

Les différences entre les critères de consolidation aux termes des IFRS et des PCGR du Canada ont pour résultat que certaines entités ad hoc sont consolidées selon les IFRS alors qu’elles ne l’étaient pas aux termes des PCGR du Canada. Aucune entité ad hoc n’a été déconsolidée à la transition aux IFRS.

L’incidence globale sur la situation financière de la Banque est décrite ci-après.

(en millions de dollars) Augmentation/(diminution)	Au 1er novembre 2010
Entité	Actifs	Passifs	Résultats non distribués	CAERG	PDPC – Détenteurs d’instruments de fonds propres (composante capitaux propres)
Structures de financement de la Banque
Consolidation de fiducies	(121)$	(127)$	6	$–	$–	$
Passifs et capitaux propres	–	(956)	–	–	956
	(121)	(1 083)	6	–	956
Fonds multicédants	2 951	3 084	(168)	35	–
Autres	(125)	(17)	(108)	–	–
Total	2 705	$1 984	$(270)$	35	$956	$

CAERG	= cumul des autres éléments du résultat global
PDPC	= participations ne donnant pas le contrôle

Structures de financement de la Banque

La Banque émet certains instruments de fonds propres réglementaires par l’intermédiaire de fiducies (Fiducie de Capital Banque Scotia, Fiducie de catégorie 1 (Tier 1) Banque Scotia et Fiducie de billets secondaires Banque Scotia) qui n’étaient pas consolidées selon les PCGR du Canada. Les dépôts des fiducies étaient inclus dans les dépôts dans le bilan consolidé de la Banque selon les PCGR du Canada. Selon les IFRS, ces fiducies sont consolidées en raison du pouvoir décisionnel de la Banque et de sa capacité de conserver la majorité des avantages des fiducies. L’incidence de la consolidation représente une réduction des dépôts des entreprises et des administrations publiques (1,1 milliard de dollars), une hausse des débentures subordonnées (1,0 milliard de dollars), une réduction des actifs de 121 millions de dollars, en raison surtout de l’élimination des soldes intragroupe entre la Banque et les fiducies, et une hausse des résultats non distribués de 6 millions de dollars.

De plus, certains instruments de fonds propres émis par ces fiducies constituent selon les IFRS des titres de capitaux propres ou des instruments composés incluant des composantes passif et capitaux propres. Le classement dans les capitaux propres, pour une partie ou la totalité des instruments, découle de certaines modalités de paiement de ces instruments qui ne créent pas une obligation inévitable de livrer de la trésorerie. Les instruments des fiducies assortis de ces caractéristiques de capitaux propres sont classés, en totalité ou en partie selon le cas, dans les détenteurs d’instruments de fonds propres – composante capitaux propres, sous les participations ne donnant pas le contrôle. L’incidence cumulée de la consolidation et du reclassement de ces instruments représente une réduction des dépôts des entreprises et des administrations publiques (2,9 milliards de dollars), une hausse des instruments de fonds propres – composante passif (1,9 milliard de dollars), une hausse de 29 millions de dollars des autres passifs et une augmentation de 956 millions de dollars des détenteurs d’instruments de fonds propres – composante capitaux propres, sous les participations ne donnant pas le contrôle.

Fonds multicédants

Le fonds multicédants parrainé par la Banque aux États-Unis a été consolidé au moment de la transition aux IFRS étant donné que la Banque possède un pouvoir décisionnel significatif en ce qui a trait au fonds multicédants et qu’elle peut être tenue d’assumer certaines de ses pertes dans le cadre d’une convention d’achat d’actifs liquides et du rehaussement de crédit pour l’ensemble du programme, ce qui a pour résultat que la Banque respecte le critère de contrôle des IFRS. La consolidation de ce fonds a accru les actifs d’environ 3,0 milliards de dollars, lesquels sont composés principalement de prêts et de titres de placement disponibles à la vente, et augmenté les passifs d’environ 3,1 milliards de dollars, lesquels se composent principalement de dépôts d’entreprises et d’administrations publiques. Une diminution nette des résultats non distribués de 168 millions de dollars et une hausse de 35 millions de dollars du cumul des autres éléments du résultat global ont également été constatées.

Autres

En raison de la consolidation de certaines entités ad hoc, la variable sous-jacente d’une garantie financière a été modifiée, ce qui a entraîné son classement dans les instruments dérivés. La garantie financière était constatée au coût après amortissement selon les PCGR du Canada et, selon les IFRS, elle est inscrite à la juste valeur. L’incidence qui en a résulté correspond à une diminution des actifs de 125 millions de dollars, à une diminution des passifs de 17 millions de dollars et à une diminution des résultats non distribués de 108 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 73 millions de dollars en raison de la consolidation des structures de financement, d’un fonds multicédants et des autres entités ad hoc aux termes des IFRS.

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3.	Instruments financiers

Provisions pour pertes sur prêts

Les IFRS exigent que les provisions relatives à des engagements non prélevés soient présentées dans les autres passifs dans l’état de la situation financière de la Banque, alors que les PCGR du Canada exigeaient que ces provisions soient présentées dans la provision pour pertes sur créances. Ainsi, selon les IFRS, un montant de 157 millions de dollars a été reclassé du compte de correction de valeur pour pertes sur créances vers les autres passifs.

Les PCGR du Canada exigent la cessation de la comptabilisation du revenu d’intérêts sur les prêts considérés comme étant douteux. Selon les PCGR du Canada, la Banque classait certains prêts non productifs comme étant douteux, mais aucune provision n’était constatée en regard de ces prêts en raison du caractère adéquat de la garantie. Selon les IFRS, un prêt est considéré comme n’étant pas douteux s’il n’y a pas de compte de correction qui est constaté à son égard et les revenus d’intérêts continuent de s’accumuler et d’être constatés d’après le taux d’intérêt effectif initial. À la suite de cette réévaluation, une augmentation nette de 6 millions de dollars a été comptabilisée dans les résultats non distribués, contrebalancée par une hausse des autres actifs de 8 millions de dollars et une réduction des actifs d’impôt différé de 2 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 2 millions de dollars en raison de l’adoption des IFRS.

Titres comptabilisés au coût

Les IFRS exigent que tous les titres disponibles à la vente soient comptabilisés à la juste valeur, alors que les PCGR du Canada permettent de comptabiliser au coût les titres de capitaux propres qui ne sont pas négociés sur des marchés actifs. Lors de la transition, une augmentation de l’ajustement à la juste valeur des titres de placement de 244 millions de dollars a entraîné une hausse de 180 millions de dollars du cumul des autres éléments du résultat global, une diminution des actifs d’impôt différé de 59 millions de dollars et une hausse des passifs d’impôt différé de 5 millions de dollars.

Titrisation

Aux termes des PCGR du Canada, un modèle fondé sur le contrôle sert à déterminer s’il convient de procéder à une décomptabilisation, alors que selon les IFRS, il faut principalement établir si la quasi-totalité des risques et avantages a été transférée. En raison des différences entre les critères de décomptabilisation selon les IFRS et les PCGR du Canada, les titrisations de prêts hypothécaires à l’habitation assurés de la Banque au moyen du Programme des Obligations hypothécaires (« POH ») du Canada qu’a instauré le gouvernement canadien ne satisfont pas aux critères de décomptabilisation selon les IFRS.

De plus, les prêts hypothécaires titrisés et conservés comme titres hypothécaires, qui étaient classés comme étant disponibles à la vente dans le bilan de la Banque selon les PCGR du Canada, ont été reclassés dans les prêts hypothécaires à l’habitation selon les IFRS.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a diminué de 97 millions de dollars en raison de l’adoption des IFRS.

4.	Avantages du personnel

Les IFRS exigent que les entités choisissent une méthode comptable en ce qui concerne le traitement des écarts actuariels, après la date de transition. En vertu des IFRS, les écarts actuariels peuvent soit être :

–	différés et amortis, sous réserve de certaines dispositions (la méthode du corridor);
–	comptabilisés immédiatement en résultat net;
–	comptabilisés immédiatement dans les autres éléments du résultat global, sans être virés ultérieurement au résultat net.

En vertu des PCGR du Canada, la Banque utilisait la méthode du corridor pour comptabiliser les écarts actuariels eu égard à ses régimes à prestations définies. La Banque a adopté la méthode du corridor en vertu des IFRS.

De plus, les IFRS exigent que l’évaluation des obligations au titre des prestations définies et des actifs des régimes s’effectue à la date de clôture, alors que, en vertu des PCGR du Canada, la date d’évaluation utilisée par la Banque était de deux ou trois mois avant la date des états financiers. Les

IFRS exigent également l’utilisation de la juste valeur pour déterminer le rendement prévu des actifs des régimes. La Banque utilisait une valeur liée au marché selon les PCGR du Canada.

Selon les IFRS, la valeur des actifs des régimes et des obligations au titre des prestations définies est différente en raison des hypothèses actuarielles différentes applicables à des dates d’évaluation différentes. De plus, l’utilisation de la juste valeur et non de la valeur liée au marché entraînera également une valeur différente pour les actifs des régimes. La valeur des actifs des régimes et les obligations au titre des prestations définies ont une incidence sur la charge future liée aux avantages du personnel.

L’incidence sur l’état de la situation financière d’ouverture de la Banque des différences d’évaluation entre les PCGR du Canada et les IFRS correspond à une augmentation des autres actifs de 55 millions de dollars, à une hausse des autres passifs de 245 millions de dollars, à une diminution des résultats non distribués de 178 millions de dollars et à une baisse des participations ne donnant pas le contrôle dans des filiales de 12 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 25 millions de dollars en raison de l’adoption des IFRS.

5.	Regroupements d’entreprises

Le modèle de regroupements d’entreprises des IFRS est un modèle de comptabilisation à la juste valeur qui rejoint essentiellement celui des PCGR du Canada que la Banque a adopté par anticipation le 1er novembre 2010. Même si la Banque a choisi de ne pas retraiter les regroupements d’entreprises conclus avant le 1er novembre 2010, elle doit quand même apporter certains ajustements au moment de la transition aux IFRS, lesquels ne bénéficient pas d’une clause d’antériorité selon les choix permis par l’IFRS 1.

L’incidence de ces ajustements sur l’état de la situation financière d’ouverture de la Banque représente une diminution des capitaux propres de 44 millions de dollars, une diminution des actifs de 2 millions de dollars et une hausse des passifs de 42 millions de dollars, principalement en raison de la comptabilisation d’une contrepartie éventuelle à sa juste valeur.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a diminué de 1 million de dollars en raison de l’adoption des IFRS.

6.	Autres

L’adoption des IFRS a eu d’autres incidences qui, prises individuellement, ne sont pas importantes. Ces incidences sont résumées ci-dessous.

Immeubles de placement

Les IFRS exigent que les immeubles détenus pour en retirer des loyers ou pour valoriser le capital soient classés séparément en tant qu’immeubles de placement. Selon les PCGR du Canada, ces immeubles étaient classés dans les terrains, immeubles et matériel. Ainsi, un montant de 255 millions de dollars a été reclassé des terrains, immeubles et matériel vers les immobilisations corporelles dans l’état de la situation financière d’ouverture de la Banque selon les IFRS.

Immobilisations corporelles

Les IFRS exigent qu’un niveau d’évaluation plus modulaire soit utilisé pour évaluer les composantes des immobilisations corporelles, chaque composante importante étant amortie séparément sur sa durée d’utilité estimée. L’incidence de cette réévaluation pour certaines composantes des immeubles lors de la transition représente une réduction du solde des immobilisations corporelles de 46 millions de dollars, une hausse des actifs d’impôt différé de 12 millions de dollars et une diminution des résultats non distribués de 34 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a diminué de 1 million de dollars en raison de l’adoption des IFRS.

Incidence des variations des cours du change

Les IFRS exigent que la monnaie fonctionnelle des établissements à l’étranger soit déterminée en tenant compte de l’environnement économique principal dans lequel l’entité exerce ses activités. Les IFRS distinguent les principaux facteurs à considérer pour déterminer la monnaie fonctionnelle des établissements à l’étranger, alors que les PCGR du Canada

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n’établissent pas de priorité quant aux facteurs à considérer. Par conséquent, la monnaie fonctionnelle de certaines filiales de la Banque a été modifiée au moment de la transition aux IFRS.

En raison du changement de monnaie fonctionnelle de certaines filiales au moment de la transition aux IFRS, un ajustement transitoire a été apporté pour comptabiliser l’incidence cumulative de la conversion des devises sur certains titres de capitaux propres disponibles à la vente et du passif connexe au titre du financement, ce qui a entraîné une baisse de 51 millions de dollars du cumul des autres éléments du résultat global et une hausse de 51 millions de dollars des résultats non distribués.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 64 millions de dollars du fait de l’adoption des IFRS. Cette variation est attribuable à la modification des monnaies fonctionnelles de certaines filiales et à la modification des couvertures d’investissement net connexes.

Information financière dans les économies hyperinflationnistes

Selon les IFRS, si la monnaie fonctionnelle d’un établissement à l’étranger est hyperinflationniste, alors des ajustements en fonction du pouvoir d’achat doivent être apportés aux états financiers de l’établissement à l’étranger avant la conversion. L’incidence de cette réévaluation a correspondu à une hausse de 32 millions de dollars des participations dans des sociétés associées avec une hausse compensatoire des résultats non distribués et du cumul des autres éléments du résultat global.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a baissé de 17 millions de dollars en raison de l’adoption des IFRS.

Paiements fondés sur des actions

Les IFRS exigent que les attributions réglées en trésorerie (c.-à-d. classées dans le passif) soient réévaluées chaque date de clôture d’après les variations de la juste valeur du passif alors que les PCGR du Canada utilisent la valeur intrinsèque. Cette différence entraîne des écarts d’évaluation entre les IFRS et les PCGR du Canada.

De plus, en vertu des IFRS, les renonciations doivent être estimées à la date d’attribution et être incluses dans l’évaluation du passif. Toutefois, en vertu des PCGR du Canada, les renonciations peuvent être comptabilisées lorsqu’elles se produisent ou faire l’objet d’une estimation lors de la comptabilisation initiale. La Banque a comptabilisé précédemment les renonciations à mesure qu’elles se produisaient.

En raison des différences de critères d’évaluation entre les IFRS (juste valeur) et les PCGR du Canada (valeur intrinsèque), l’ajustement apporté aux attributions qui n’avaient pas été réglées à la date de transition a correspondu à une diminution des résultats non distribués de 21 millions de dollars, à une réduction des actifs d’impôt différé de 1 million de dollars et à une augmentation des autres passifs de 20 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 10 millions de dollars en raison de l’adoption des IFRS.

Impôt sur le résultat

Selon les IFRS, l’impôt lié aux éléments débités ou crédités directement aux autres éléments du résultat global ou aux capitaux propres est directement débité ou crédité au même compte de l’état de la situation financière, peu importe la période pour laquelle l’impôt est constaté. Lors de la transition, cette situation a entraîné une hausse de 18 millions de dollars des résultats non distribués et une diminution correspondante du cumul des autres éléments du résultat global.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 9 millions de dollars en raison de l’adoption des IFRS.

Participations dans des coentreprises

Les IFRS permettent deux méthodes de comptabilisation des participations dans des coentreprises : la consolidation proportionnelle ou la méthode de la mise en équivalence, alors que seule la consolidation proportionnelle était permise selon les PCGR du Canada. La Banque a choisi d’appliquer la méthode de la mise en équivalence à toutes ses coentreprises. À la transition, la Banque a comptabilisé une diminution de 13 millions de dollars des autres passifs ainsi que des diminutions correspondantes des participations dans des sociétés associées de 11 millions de dollars et des autres actifs de 2 millions de dollars.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada n’a pas été touché par l’adoption des IFRS.

Contrats d’assurance

Les IFRS exigent la présentation du montant brut des transactions de réassurance. Cette exigence s’est traduite par une hausse de 5 millions de dollars des autres actifs et des autres passifs à l’état consolidé de la situation financière au 1er novembre 2010.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada n’a pas été touché par l’adoption des IFRS.

Programmes de fidélisation de la clientèle

Les IFRS prévoient l’utilisation d’une méthode axée sur la constatation des revenus aux fins de la comptabilisation des programmes de fidélisation de la clientèle, laquelle exige qu’une partie des revenus gagnés lors des transactions soit différée, alors que les PCGR du Canada utilisent une méthode fondée sur le passif. Ainsi, au moment de la transition, les autres passifs ont augmenté de 1 million de dollars, avec une diminution compensatoire des résultats non distribués.

Pour l’exercice clos le 31 octobre 2011, le bénéfice net établi selon les PCGR du Canada a augmenté de 2 millions de dollars en raison de l’adoption des IFRS.

Perte de valeur du goodwill

Les IFRS prévoient l’utilisation d’une méthode en une étape pour les tests de dépréciation des actifs non financiers, selon laquelle la valeur comptable de l’actif est comparée à sa valeur recouvrable. La valeur recouvrable correspond au montant le plus élevé entre la juste valeur diminuée des coûts de la vente et la valeur d’utilité. Toutefois, en vertu des PCGR du Canada, le test de dépréciation comprend deux étapes, dont la première consiste en la comparaison de la valeur comptable d’un actif avec les flux de trésorerie futurs non actualisés, en vue de déterminer s’il y a dépréciation, et la deuxième, en l’évaluation de toute dépréciation au moyen de la comparaison de la valeur comptable de l’actif avec sa juste valeur.

Aux termes des IFRS, le goodwill doit être attribué aux unités génératrices de trésorerie (« UGT ») ou à des groupes d’UGT et il doit être soumis à un test de dépréciation au niveau des UGT ou des groupes d’UGT. Selon les IFRS, chaque UGT ou groupe d’UGT auquel le goodwill est attribué doit représenter, au sein de l’entité, le niveau le plus bas auquel le goodwill fait l’objet d’un suivi pour les besoins de gestion interne. La Banque a conclu que le niveau auquel le goodwill est testé selon les IFRS est le même que celui selon les PCGR du Canada. Le goodwill a été soumis à un test de dépréciation lors de la transition le 1er novembre 2010 et le 31 juillet 2011 et aucune dépréciation n’a été relevée.

Incidence sur le capital réglementaire

L’incidence des ajustements découlant des IFRS sur les ratios de capital réglementaire de la Banque correspond à une diminution d’environ 77 points de base du ratio du capital de catégorie 1 et à une augmentation de 0,9 du ratio actif/capital. Le Bureau du surintendant des institutions financières (« BSIF ») a permis aux institutions financières de choisir de répartir cette incidence sur une période de cinq trimestres qui sera close le 31 janvier 2013, et la Banque a choisi de se prévaloir de cette possibilité.

Incidence de l’adoption des IFRS pour le tableau consolidé des flux de trésorerie

Ajustements significatifs apportés au tableau des flux de trésorerie pour 2011

En vertu de l’IAS 7, Tableau des flux de trésorerie, les intérêts payés et l’impôt sur le résultat payé figurent désormais sous des postes distincts dans le tableau consolidé des flux de trésorerie, tandis qu’ils étaient présentés antérieurement en tant qu’informations complémentaires. En outre, les prêts et les dépôts sont désormais classés comme des activités opérationnelles alors qu’ils figuraient respectivement dans les activités d’investissement et les activités de financement. Le tableau consolidé des flux de trésorerie établi selon les IFRS ne présente aucune autre différence significative par rapport à l’état consolidé des flux de trésorerie établi selon les PCGR du Canada.

188    Banque Scotia – Rapport annuel  2012

Information à l’intention des actionnaires

Assemblée annuelle

Les actionnaires sont invités à assister à la 181e Assemblée annuelle des actionnaires ordinaires, qui se tiendra le 9 avril 2013 au World Trade and Convention Centre, Grand Ballroom B, 1800 Argyle Street, Halifax (Nouvelle-Écosse), Canada, à compter de 10 h (heure locale).

Renseignements sur le portefeuille d’actions et les dividendes

Les actionnaires peuvent obtenir des renseignements sur leur portefeuille d’actions et les dividendes en communiquant avec l’agent des transferts.

Service de dépôt direct

Les actionnaires qui le désirent peuvent faire déposer les dividendes qui leur sont distribués directement dans leurs comptes tenus par des institutions financières membres de l’Association canadienne des paiements. Pour ce faire, il suffit d’écrire à l’Agent des transferts.

Régime de réinvestissement de dividendes et d’achat d’actions

Le régime de réinvestissement de dividendes et d’achat d’actions de la Banque Scotia permet aux actionnaires ordinaires et privilégiés d’acquérir d’autres actions ordinaires en réinvestissant leurs dividendes en trésorerie sans avoir à acquitter de frais de courtage ou d’administration. Les actionnaires admissibles ont également la possibilité d’affecter, au cours de chaque exercice, une somme ne dépassant pas 20 000 $ à l’achat d’actions ordinaires supplémentaires de la Banque. Les porteurs de débentures subordonnées entièrement nominatives de la Banque peuvent également affecter aux mêmes fins le montant des intérêts perçus sur ces dernières. Tous les frais liés à la gestion du régime sont à la charge de la Banque. Pour obtenir des renseignements supplémentaires sur le régime, il suffit de communiquer avec l’Agent des transferts.

Inscription boursière

Les actions ordinaires de la Banque sont inscrites à la cote des bourses de Toronto et de New York.

Les actions privilégiées de la Banque des séries 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28, 30 et 32 sont inscrites à la cote de la Bourse de Toronto.

Symboles boursiers

ACTIONS	SYMBOLES BOURSIERS	CODES CUSIP
Actions ordinaires	BNS	064149 10 7
Actions privilégiées de série 12	BNS.PR.J	064149 81 8
Actions privilégiées de série 13	BNS.PR.K	064149 79 2
Actions privilégiées de série 14	BNS.PR.L	064149 78 4
Actions privilégiées de série 15	BNS.PR.M	064149 77 6
Actions privilégiées de série 16	BNS.PR.N	064149 76 8
Actions privilégiées de série 17	BNS.PR.O	064149 75 0
Actions privilégiées de série 18	BNS.PR.P	064149 74 3
Actions privilégiées de série 20	BNS.PR.Q	064149 72 7
Actions privilégiées de série 22	BNS.PR.R	064149 69 3
Actions privilégiées de série 24	BNS.PR.S	064149 13 1
Actions privilégiées de série 26	BNS.PR.T	064149 67 7
Actions privilégiées de série 28	BNS.PR.X	064149 65 1
Actions privilégiées de série 30	BNS.PR.Y	064149 63 6
Actions privilégiées de série 32	BNS.PR.Z	064149 61 0

Dates de paiement des dividendes pour 2013

Dates de clôture des registres et de paiement des dividendes déclarés sur les actions ordinaires et privilégiées, sous réserve de l’approbation du conseil d’administration.

DATE DE CLÔTURE DES REGISTRES	DATE DE PAIEMENT
2 janvier	29 janvier
2 avril	26 avril
2 juillet	29 juillet
1er octobre	29 octobre

Prochaine assemblée annuelle

L’assemblée annuelle pour l’exercice 2013 devrait avoir lieu le 8 avril 2014 à Kelowna (Colombie-Britannique), Canada.

Cours au jour de l’évaluation

Aux fins de l’impôt sur le résultat au Canada, le cours des actions ordinaires de La Banque de Nouvelle-Écosse a été établi à 31,13 $ par action le 22 décembre 1971, jour de l’évaluation, ce qui correspond au cours de 2,594 $ déterminé à la suite du fractionnement d’actions à raison de deux pour une survenu en 1976, du fractionnement d’actions à raison de trois pour une survenu en 1984 et du fractionnement d’actions à raison de deux pour une survenu en 1998. Le dividende en actions de 2004 n’a pas eu d’incidence sur la valeur au jour de l’évaluation, les actions reçues dans le cadre de ce dividende en actions n’étant pas incluses dans le groupe des actions émises avant 1972.

Envoi de documents en plusieurs exemplaires

Certains actionnaires inscrits de La Banque de Nouvelle-Écosse reçoivent plus d’un exemplaire des documents qui leur sont destinés, par exemple le présent Rapport annuel. Bien que nous nous efforcions de l’éviter, une telle duplication de l’information pourrait survenir si vos portefeuilles d’actions sont inscrits sous plus d’un nom ou plus d’une adresse.

Si vous désirez mettre fin à des envois multiples que vous n’avez pas demandés, veuillez communiquer avec l’Agent des transferts afin de regrouper les comptes.

Notations

CRÉANCES/DÉPÔTS DE PREMIER RANG À LONG TERME
DBRS	AA
Fitch	AA -
Moody’s	Aa1
Standard & Poor’s	AA -

DÉPÔTS À COURT TERME/PAPIER COMMERCIAL
DBRS	R-1 (élevé)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

CRÉANCES DE SECOND RANG
DBRS	AA (bas)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A

ACTIONS PRIVILÉGIÉES À DIVIDENDE NON CUMULATIF
DBRS	Pfd-1 (bas)
Moody’s	A3
Standard & Poor’s	A / P-1 (bas)*

*	Selon l’échelle canadienne

Banque Scotia – Rapport annuel  2012      189

Glossaire

Acceptation bancaire : Titre de créance à court terme négociable, garanti contre commission par la banque de l’émetteur.

Actifs pondérés en fonction du risque : Composés de trois grandes catégories, à savoir le risque de crédit, le risque de marché et le risque opérationnel, lesquels sont évaluées conformément au cadre de l’accord de Bâle II. Les actifs pondérés en fonction du risque de crédit sont fondés sur des formules stipulées dans le cadre de l’accord de Bâle II en fonction du degré de risque de crédit pour chaque catégorie de contreparties. Les instruments ne figurant pas à l’état de la situation financière sont convertis en équivalents figurant à l’état de la situation financière selon des facteurs de conversion précis, avant l’application des mesures de pondération du risque pertinentes. La Banque a recours tant à des modèles internes qu’à des approches standard pour calculer le capital lié au risque de marché et elle a recours à une approche standard pour calculer le capital lié au risque opérationnel. La conversion de ces exigences en matière de capital en actifs pondérés en fonction du risque équivalents est effectuée au moyen de la multiplication par un facteur de 12,5.

Actifs sous administration et actifs sous gestion : Actifs qui appartiennent à des clients auxquels la Banque procure des services de gestion et de garde. Ces actifs ne sont pas inscrits à l’état consolidé de la situation financière de la Banque.

BSIF : Bureau du surintendant des institutions financières Canada, qui constitue l’autorité de réglementation des banques canadiennes.

Base de mise en équivalence fiscale (« BMEF ») : La Banque analyse les revenus d’intérêts nets, les autres revenus opérationnels et le total des revenus sur une base de mise en équivalence fiscale (« BMEF »). Cette méthode consiste à majorer les revenus exonérés d’impôt gagnés sur certains titres et comptabilisés dans les revenus d’intérêts nets ou dans les autres revenus opérationnels jusqu’à un montant équivalent avant impôt. Une augmentation correspondante est inscrite à la charge d’impôt sur le résultat, ce qui signifie qu’il n’y a aucune incidence sur le bénéfice net. La direction est d’avis que cette méthode permet d’établir une comparaison uniforme des revenus d’intérêts nets et des autres revenus opérationnels découlant de sources imposables et de ceux provenant de sources non imposables et qu’elle favorise l’utilisation d’une méthode cohérente de mesure. Bien que d’autres banques utilisent également la BMEF, la méthode qu’elles utilisent pourrait ne pas être comparable à celle de la Banque. Aux fins de la présentation de l’information sectorielle, les revenus et la charge d’impôt sur le résultat des secteurs sont majorés jusqu’à un montant imposable équivalent. L’élimination de la majoration au titre de la BMEF est inscrite dans le secteur Autres.

Capital : Capitaux propres attribuables aux actionnaires ordinaires, actions privilégiées à dividende non cumulatif, instruments de fonds propres et débentures subordonnées. Le capital contribue à la croissance de l’actif, constitue un coussin contre les pertes sur prêts et protège les déposants.

Compte de correction de valeur pour pertes sur créances : Montant mis en réserve qui, de l’avis de la direction, suffit à absorber toutes les pertes sur créances du portefeuille de prêts de la Banque. Le compte de correction de valeur pour pertes sur créances inclut des comptes individuels et collectifs.

Contrat à terme standardisé : Engagement d’achat ou de vente d’un montant fixé de marchandises, de titres ou de monnaies étrangères à une date et à un prix stipulés d’avance. Les contrats à terme standardisés sont négociés sur des bourses reconnues. Les profits ou pertes sur ces contrats sont réglés chaque jour en fonction des cours de clôture.

Contrat de change à terme : Engagement d’achat ou de vente d’un montant donné d’une monnaie à une date fixe et à un taux de change stipulé d’avance.

Contrat de garantie de taux : Contrat négocié entre deux parties en vertu duquel un taux d’intérêt fixé s’applique à un montant notionnel pour une période prédéterminée. L’écart entre le taux établi par contrat et le taux en vigueur sur le marché est versé en trésorerie à la date de règlement. Ce genre de contrat offre une protection contre les fluctuations futures des taux d’intérêt ou permet d’en tirer parti.

Courbe de rendement : Représentation graphique de la structure par échéance des taux d’intérêt où sont tracées des courbes de taux de rendement de titres obligataires de même ordre selon leur terme jusqu’à échéance.

Couverture : Protection contre l’exposition aux risques de prix, de taux d’intérêt ou de change au moyen de positions qui devraient permettre de compenser les variations des conditions du marché.

Entité ad hoc : Entité créée pour réaliser un objectif précis et bien défini. Une entité ad hoc peut prendre la forme d’une société, d’une fiducie, d’une société de personnes ou d’une entité sans personnalité juridique. Les entités ad hoc sont souvent créées avec des clauses juridiques qui imposent des limites strictes et quelquefois permanentes au pouvoir de décision de l’organe de direction, du fiduciaire ou de la direction quant aux transactions de l’entité ad hoc.

Évaluation à la valeur de marché : Évaluation à la juste valeur de certains instruments financiers à la date de clôture.

Instruments de crédit structuré : Vaste gamme de produits financiers qui comprend les titres adossés à des créances avec flux groupés, les titres adossés à des prêts avec flux groupés, les véhicules de placement structuré et les titres adossés à des actifs. Ces instruments représentent des placements dans des groupes d’actifs adossés à des créances, dont la valeur est avant tout tributaire du rendement des groupes sous-jacents.

Instrument de fonds propres : Instrument novateur, faisant généralement partie du capital réglementaire, émis indirectement par l’intermédiaire d’une entité ad hoc dans le but d’obtenir du financement pour la Banque. Un instrument de fonds propres peut comporter des caractéristiques de passif, des caractéristiques de capitaux propres ou les deux à la fois (il s’agit alors d’un instrument composé).

Instrument ne figurant pas à l’état de la situation financière : Engagement de crédit indirect, y compris les engagements de crédit en vertu desquels aucune somme n’a été prélevée et les instruments dérivés.

Juste valeur : Montant de la contrepartie dont il serait convenu dans le cadre d’une transaction conclue dans des conditions normales de concurrence entre des parties consentantes et agissant en toute connaissance de cause.

Lettre de crédit de soutien et lettre de garantie : Engagement de la Banque d’effectuer des paiements pour le compte de clients envers des tiers. La Banque possède un droit de recours contre les clients auxquels elle avance ainsi des fonds.

Marge sur activités bancaires principales : Revenus d’intérêts nets (sur une base de mise en équivalence fiscale) sur les actifs productifs moyens, exclusion faite des acceptations bancaires et du total des actifs moyens liés au groupe Marché des capitaux mondiaux du secteur Services bancaires et marchés mondiaux. Les intérêts nets tirés des activités de transaction sont comptabilisés dans les revenus provenant des activités de transaction, qui sont inclus dans les autres revenus opérationnels.

Mise en pension : Ou encore « Obligation relative aux titres mis en pension », soit une transaction à court terme dans le cadre de laquelle la Banque vend des actifs, généralement des obligations d’administrations publiques, à un client et convient au même moment de les lui racheter à une date et à un prix déterminés. Il s’agit d’une forme de financement à court terme.

Montant notionnel : Montant prévu au contrat ou montant en principal devant servir à déterminer le paiement de certains instruments ne figurant pas à l’état de la situation financière tels que des contrats de garantie de taux, des swaps de taux d’intérêt et des swaps de devises. Ce montant est dit « notionnel » parce qu’il ne fait pas lui-même l’objet d’un échange, mais constitue uniquement une référence pour le calcul des montants qui changent effectivement de main.

Option : Contrat entre un acheteur et un vendeur conférant à l’acheteur de l’option le droit, mais non l’obligation, d’acheter ou de vendre une marchandise, un instrument financier ou une monnaie en particulier à un prix ou à un taux préétabli, au plus tard à une date future convenue d’avance.

190    Banque Scotia – Rapport annuel  2012

Point de base : Unité de mesure équivalant à un centième de un pour cent.

Prêt douteux : Prêt dans le cas duquel la Banque n’est plus raisonnablement assurée de recouvrer les intérêts et le capital à la date prévue, ou à l’égard duquel un paiement prévu par contrat est en souffrance à la fin d’une période prescrite. Les intérêts ne sont pas comptabilisés dans le cas d’un prêt douteux.

Prise en pension : Ou encore « titres pris en pension », soit une transaction à court terme dans le cadre de laquelle la Banque achète des actifs, généralement des obligations d’administrations publiques, auprès d’ un client et convient au même moment de les lui revendre à une date et à un prix déterminés. Il s’agit d’une forme de prêt garanti à court terme. Ces prêts ne comprennent pas les prêts garantis par la Federal Deposit Insurance Corporation (la « FDIC »).

Produit dérivé : Contrat financier dont la valeur est fonction d’un cours, d’un prix, d’un taux d’intérêt, d’un taux de change ou d’un indice boursier sous-jacent. Les contrats à terme standardisés, les options et les swaps sont tous des instruments dérivés.

Ratio de productivité : Mesure de l’efficacité de la Banque utilisée par la direction. Ce ratio exprime les charges opérationnelles en pourcentage du total des revenus (sur une base de mise en équivalence fiscale). Une diminution de ce ratio indique une hausse de la productivité.

Ratio des capitaux propres corporels attribuables aux actionnaires ordinaires : Rapport entre les capitaux propres corporels attribuables aux actionnaires ordinaires et les actifs pondérés en fonction du risque. Les capitaux propres corporels attribuables aux actionnaires ordinaires constituent généralement l’une des mesures les plus importantes de la vigueur du capital d’une banque, et il est souvent utilisé par les agences de notation et les investisseurs afin d’évaluer la situation de capital d’une banque. Les capitaux propres corporels attribuables aux actionnaires ordinaires représentent le total des capitaux propres attribuables aux actionnaires ordinaires plus les participations ne donnant pas le contrôle dans les filiales, le goodwill et les immobilisations incorporelles non amorties (après impôt).

Ratios du capital de catégorie 1 et du capital total : Rapports entre le capital et les actifs pondérés en fonction du risque, tels qu’ils sont stipulés par le BSIF, conformément aux lignes directrices de la Banque des règlements internationaux. Le capital de catégorie 1, qui est considéré comme le plus permanent, se compose surtout des capitaux propres attribuables aux actionnaires ordinaires, des participations ne donnant pas le contrôle dans les filiales et des instruments de fonds propres, plus les actions privilégiées à dividende non cumulatif, moins le goodwill et les immobilisations incorporelles non admissibles et non amorties. Le capital de catégorie 2 se compose surtout de débentures subordonnées et de la tranche admissible du compte de correction de valeur général. Collectivement, le capital de catégorie 1 et le capital de catégorie 2, moins certaines déductions, constituent le capital total réglementaire.

Rendement des capitaux propres : Bénéfice net attribuable aux actionnaires ordinaires exprimé en pourcentage des capitaux propres moyens attribuables aux actionnaires ordinaires.

Swap : Un swap de taux d’intérêt est un contrat visant l’échange de flux de paiements d’intérêts, habituellement un taux variable contre un taux fixe, pour une période donnée et portant sur un montant notionnel. Un swap de devises est un contrat visant l’échange de paiements dans différentes monnaies, sur des périodes déterminées à l’avance.

Titrisation : Procédé dans le cadre duquel des actifs financiers (généralement des prêts) sont cédés à une fiducie qui émet habituellement différentes catégories de titres adossés à des actifs à des investisseurs afin de financer l’achat de prêts. La Banque comptabilise normalement ces transactions comme des ventes, sous réserve de certaines conditions; les prêts en cause sont donc retirés de l’état consolidé de la situation financière de la Banque.

Valeur à risque (« VAR ») : Estimation de la perte de valeur qui, à l’intérieur d’un intervalle de confiance déterminé, pourrait éventuellement découler du fait que la Banque maintienne une position pendant une période déterminée

Glossaire de l’accord de Bâle II

Paramètres du risque de crédit

Exposition en cas de défaut (« ECD ») : Correspond normalement à l’exposition brute prévue, soit le montant de l’exposition liée à des éléments figurant à l’état de la situation financière et le montant équivalent de prêt au titre de l’exposition liée à des éléments ne figurant pas à l’état de la situation financière.

Probabilité de défaut (« PD ») : Correspond à la probabilité, exprimée en pourcentage, qu’un emprunteur se trouve en situation de défaut dans un horizon de un an.

Perte en cas de défaut (« PCD ») : Correspond à la gravité de la perte sur une facilité dans l’éventualité où l’emprunteur se trouve en situation de défaut, exprimée en pourcentage de l’exposition en cas de défaut.

Types d’expositions au risque

Expositions non liées aux particuliers

Exposition sur les entreprises : Correspond à un titre de créance d’une société, d’une société de personnes ou d’une entreprise individuelle.

Exposition sur les banques : Correspond à un titre de créance d’une banque ou de l’équivalent [y compris certains organismes publics (« OP ») auxquels le même traitement que pour les banques est appliqué].

Exposition sur les emprunteurs souverains : Correspond à un titre de créance d’un État souverain, d’une banque centrale, de certaines banques multilatérales de développement (« BMD ») ou de certains OP auxquels le même traitement que pour les emprunteurs souverains est appliqué.

Titrisation : Placement figurant à l’état de la situation financière dans des titres adossés à des actifs, des titres adossés à des créances hypothécaires, des titres adossés à des prêts avec flux groupés ou des titres adossés à des créances avec flux groupés; facilités de trésorerie ne figurant pas à l’état de la situation financière visant des fonds multicédants parrainés par la Banque ou par des tiers; et rehaussements de crédit.

Expositions liées aux particuliers

Prêts immobiliers garantis

Prêts hypothécaires à l’habitation : Prêts à des particuliers sur des biens immobiliers résidentiels (quatre unités ou moins).

Marges de crédit garanties : Marges de crédit personnelles renouvelables adossées à des biens immobiliers résidentiels.

Expositions renouvelables sur la clientèle de détail admissibles : Cartes de crédit et marges de crédit non garanties consenties à des particuliers.

Autres prêts aux particuliers : Tous les autres prêts aux particuliers.

Sous-catégories d’expositions au risque

Montants prélevés : Montant en cours des prêts, des contrats de location, des acceptations, des dépôts auprès d’autres banques et des titres de créance disponibles à la vente.

Engagements non prélevés : Tranche non utilisée des marges de crédit consenties.

Autres expositions au risque

Transactions de pension sur titres : Prises en pension, mises en pension et prêts et emprunts de titres.

Dérivés de gré à gré : Contrats dérivés négociés de gré à gré.

Autres éléments ne figurant pas à l’état de la situation financière : Effets remplaçant directement des instruments de crédit tels que les lettres de crédit de soutien, les lettres de garantie, les lettres de crédit commercial et les lettres et garanties de bonne exécution.

Banque Scotia – Rapport annuel  2012      191

RENSEIGNEMENTS SUPPLÉMENTAIRES
DIRECTION GÉNÉRALE	POUR DE PLUS AMPLES RENSEIGNEMENTS

Banque Scotia Scotia Plaza 44 King Street West Toronto (Ontario) Canada M5H 1H1 Téléphone : 416-866-6161 Télécopieur : 416-866-3750 Courriel : email@scotiabank.com

Centre service clientèle

1-800-4-SCOTIA

Affaires financières

Banque Scotia

44 King Street West

Toronto (Ontario)

Canada M5H 1H1

Téléphone : 416-866-4790

Télécopieur : 416-866-4048

Courriel : corporate.secretary@scotiabank.com

Analystes financiers, gestionnaires de portefeuille et autres investisseurs institutionnels

Téléphone : 416-775-0798

Télécopieur : 416-866-7867

Courriel : investor.relations@scotiabank.com

En ligne

Pour obtenir des renseignements sur les produits et sur la société, de l’information financière et de l’information à l’intention des actionnaires veuillez consulter le site www.banquescotia.com.

Service des affaires publiques, internes et gouvernementales

Banque Scotia

44 King Street West

Toronto (Ontario)

Canada M5H 1H1

Téléphone : 416-866-6161

Télécopieur : 416-866-4988

Courriel : corporate.communications@scotiabank.com

Services aux actionnaires

Agent des transferts et agent principal des registres

Société de fiducie Computershare du Canada

100 University Avenue, 9th Floor

Toronto (Ontario)

Canada M5J 2Y1

Téléphone : 1-877-982-8767

Télécopieur : 1-888-453-0330

Courriel : service@computershare.com

Coagent de transferts (États-Unis)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, États-Unis

Téléphone : 1-800-962-4284

192    Banque Scotia – Rapport annuel  2012

Our philanthropic program,

Scotiabank Bright Future

responds to the needs of communities globally at the grassroots level through donations, sponsorships and employee volunteerism across six pillars.

Go online for the latest news and successes of Scotiabank Bright Future in local communities at www.scotiabankbrightfuture.com

Scotiabank’s Bright Future program focuses on responding to the needs of local communities around the world at a grassroots level. The program brings together the passion of our employees, the insight of our partners and the spirit of our communities. In 2012, that passion, spirit and insight were recognized by the Association of Fundraising Professionals (AFP), Greater Toronto Chapter, when Scotiabank received the Philanthropy Award and was named Outstanding Corporation.

The annual awards honour transformational leadership in philanthropy. The awards recognize individuals or groups who demonstrate outstanding commitment to the community and empower others to meet challenges and overcome obstacles.

Scotiabank contributes to a wide range of community causes worldwide. As well, Scotiabankers volunteer countless hours to bring about change in their local communities.

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Locations worldwide‡

North America: Canada, Mexico, United States

Central & Belize, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala,

South America: Guyana, Nicaragua, Panama, Peru, Uruguay, Venezuela

Caribbean: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Bonaire,

British Virgin Islands, Cayman Islands, Cuba, Curaçao, Dominica,

Dominican Republic, Grenada, Haiti, Jamaica, Puerto Rico,

St. Eustatius, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent

and the Grenadines, Trinidad and Tobago, Turks and Caicos,

U.S. Virgin Islands

Europe & United Arab Emirates, Egypt, Ireland, Russia, Turkey, United Kingdom

Middle East:

Asia/Pacific: Australia, China, Hong Kong SAR – People’s Republic of China,

India, Japan, Korea (Republic of), Malaysia, Singapore, Taiwan,

Thailand, Vietnam

‡ Includes Affiliates.